FRONTIER COMMUNICATIONS CORPORATION

PROXY STATEMENT
AND
2011 ANNUAL REPORT

frontier® Communications

Dear Fellow Shareholder,

2011 was transformational for Frontier Communications Corporation. I would like to share with you some of our 2011 highlights. This was our first full year operating the newly acquired Verizon properties, having tripled the size of the Company. We added three million customers in 14 States. While we encountered stiff headwinds as we began to turn these properties around, we also accomplished much—improving revenues, delivering on synergies and integrating the new properties and customers into existing Frontier systems.

Eighteen months after closing the acquisition, the people, product and profit milestones Frontier reached in 2011 are measures of significant progress against our goals. This progress, when combined with the decision of the Board of Directors to reduce the quarterly dividend, positions Frontier competitively in both the near-term and longer-term.

People

**Unified Culture, Strong Local Leadership & Performance*

The Company is healthy, and our employees are motivated and engaged. We added 10,000 new employees with the acquisition, bringing our total workforce — a 100% U.S.-based workforce — to over 15,000. We are proud that one of our hiring priorities is military veterans and reservists, and that they represent a substantial percentage of our total workforce. In 2011 alone, Frontier hired over 175 veterans returning from active duty.

During the past 18 months, we have conducted Customer First training for all employees and have fostered an environment of improved customer dialogue and conversation. I personally visited with over 10,000 employees in 2011 to communicate our vision for the Company and to listen and learn from employees. Our employees know what is important to our customers in our communities. We encourage employees to be tenacious, to go the extra mile, and to use their own good judgment in solving customer problems. And our employees do just that. It is the personal commitment of each employee at the local level that clearly differentiates us from our competitors. We are active in our communities. We are committed to building lasting relationships with consumers and businesses.

Frontier has placed a general manager in every market — all 106 local area markets in 27 states. The general manager owns the results of that market and is the face of Frontier in that particular community: managing all sales, service and installations and making decisions on the right distribution channel strategy for that particular market. Our managers live in the markets and are helping us drive to some of the lowest churn metrics in the industry; they are opening doors to new and targeted commercial relationships. We have extended hours of operation in our call centers, and our technicians are available 24/7 to service our customers.

Finally, our compensation programs at Frontier are performance based. As discussed more in the Compensation Discussion and Analysis section of the attached proxy statement, because 2011 was a year of mixed financial results, the Compensation Committee reduced the compensation for Frontier's top executives.

Product

**Successful Systems Conversions*

In the first three quarters of 2011, our Information Technology team focused on building conversion programs for the remaining 13 acquired states. We took the best practices from the successful West Virginia conversion in 2010 and applied them to the next conversion of four states. By disciplined planning, multiple mock conversion exercises and teamwork throughout our field organization, we successfully converted one million customers in Indiana, Michigan, North Carolina and South Carolina in October 2011. We also converted all 13 acquired states to our legacy financial and human resource systems, enabling us to better track revenues, expenses and key performance metrics at the local area management level. In the fourth quarter of 2011, building on the four-state conversion, we planned the final nine-state conversion and were able to advance the conversion of the remaining nine states, which had been scheduled for the end of 2012, to March 2012 — a full ten months ahead of schedule. As of the date of this letter, all of our markets are on the same customer-facing systems, which positions us very well to further improve our results.

**Broadband Expansion and Build-Out*

In 2011, we expanded our broadband reach to an additional 415,000 households. Frontier upgraded its network, improved speeds and added capacity to be even more competitive with cable alternatives. Improved reach, speeds and added capacity positions our local general managers to proactively communicate to our customers that our hybrid DSL/Fiber networks deliver a better broadband product experience than any competitive alternative in our markets.

**Commercial Sales Focus*

A big opportunity for Frontier is growing our commercial sales business. While we are the leader in providing services to business customers in our legacy markets, we are still building market share in the newly acquired markets. In 2011, we focused on rebuilding the direct sales teams in those markets. We hired and trained over 300 commercial sales representatives for small, medium and enterprise customers. Our sales momentum and deal pipeline grew throughout the year, and we finished the fourth quarter of 2011 with sequential commercial sales revenue growth. Customer Premise Equipment (CPE) and Carrier Sales were two big drivers for revenue improvement. In addition, we won fiber backhaul contracts for over 2,000 cell towers throughout our footprint and we built over 700 in 2011. Frontier's commercial business is poised to take share and grow revenues in 2012 and beyond.

**Wireless Voice and Data*

Wi-Fi is a strategic data product set for Frontier. Twenty-two of our markets have a community Wi-Fi mesh network, and we plan to add five to ten more markets in 2012. Our customers have full use of our Wi-Fi service as part of their High-Speed Internet packages. All of their smart devices work on Wi-Fi, which gives customers more data capacity than is available on existing cellular networks. As video streaming grows and online applications expand, our networks in the home and small business segment will be the "offload outlet" for cellular congestion. New smart device applications will automatically search for a Wi-Fi signal and connect devices seamlessly to that network as a priority. We fully expect wireless traffic to grow and, as it does, we will be the key network provider for wireless data-intensive applications.

In 2011 we announced an agency agreement to partner with AT&T Mobility to sell their wireless products in our markets under a dual branding arrangement. We will trial this product offering in at least two markets in 2012 before a more robust roll-out in 2013.

**Video Strategy*

Frontier signed a strategic agreement with the DISH Network, making DISH our go-forward linear television partner. Our new agreement has improved financial terms, facilitates a Hughes Satellite partnership for broadband to rural markets and provides access for us to sell Blockbuster packages. Frontier successfully shifted to selling DISH in the four states converted in October, and we have done the same in the nine states we converted in March 2012.

Profit

**Financial Results*

Our 2011 financial results were mixed. Revenues fell short of expectations but cost synergies exceeded expectations. Stabilizing revenues has taken longer than anticipated because of systems and processes inherited from the acquisition that, prior to the completion of our conversions, limited our operational flexibility. Consequently, revenues for the first three quarters of 2011 deteriorated before improving in the fourth quarter. Fourth quarter revenues were down 5.6% year over year. Even so, residential customer churn and access line churn improved every quarter in 2011. Our legacy markets performed well with an annual access line loss rate of 5.9%. We improved the loss rate in our acquired markets from 10.4 % to 9.6% in 2011. One of our key marketing practices is to upgrade residential customers to double and triple play packages, which drives strong improvements in our churn metrics. Our commercial emphasis has improved business customer churn and driven significantly higher average revenue per customer.

Our cost synergies beat expectations and we raised our synergy guidance from $550 million to $650 million in total annualized synergies by year-end 2012. The Information Technology conversions and other major projects scheduled for 2012 will continue to reduce our cost structure and enable us to streamline how we do business.

**Dividend Change*

On February 16, 2012, Frontier's Board of Directors reduced the quarterly dividend to ten cents per share. Many of you have asked: "Why so much; why now?" The Board's decision was difficult but necessary as an important step to enhance our operational and financial flexibility in the face of economic and competitive uncertainties. Three primary considerations drove the Board's decision:

- The first and most important consideration was leverage reduction and improved access to capital. A key objective of the Verizon acquisition was to reduce our financial leverage ratio to 2.5:1 Net Debt to EBITDA; we were simply not making headway on this. The dividend reduction saves $348 million in cash flow annually that can be used primarily to pay down debt. Deleveraging will lower our cost of borrowing, which, in turn, will improve free cash flow.
- The second consideration was to increase our investment in the business. Frontier's top operational priority is providing superior products and services to our customers. We must continue investing in our network to meet growing business and consumer demand for internet data and faster speeds. The dividend reduction gives us the flexibility to invest in the network and in new products and services so Frontier remains competitive.
- The third consideration was to enable a more sustainable return. At the mid-point of our 2012 free cash flow guidance, the new dividend represents a payout ratio of 42%, which allows us to reduce debt, manage for potentially increasing expenses such as cash taxes and pension contributions, and make required investments in the business.

Summary; What Lies Ahead

Against a challenging economic and competitive landscape, 2011 was a transformative year in which Frontier made great strides. However, we were also disappointed with lower revenues and the resulting lower free cash flow. Tripling the size of any company is not easy, and I am thankful for what our Frontier employees delivered in 2011. You have a terrific team of people dedicated to you and to our customers. They are working tirelessly to grow our business and to competitively win in the marketplace. They are very focused on improving our financial results in 2012 and delivering on our commitments. Frontier is better positioned from a people, product and profit perspective for 2012.

Thank you for your continued support of our efforts. I look forward to discussing these highlights and our 2012 progress at the annual meeting on May 9, 2012 at 10:00 a.m. which will be held in our corporate headquarters in Stamford, Connecticut.

Sincerely,

Maggie Wilderotter
Chairman of the Board of Directors,
President and Chief Executive Officer

Frontier Communications

Three High Ridge Park, Stamford, CT 06905
(203) 614-5600

March 26, 2012

Dear Fellow Stockholder:

On behalf of the board of directors of Frontier Communications Corporation, I am pleased to invite you to attend our 2012 Annual Meeting of Stockholders. The meeting will be held at our offices located at Three High Ridge Park, Stamford, Connecticut 06905, on Wednesday, May 9, 2012, at 10:00 a.m., Eastern Daylight Savings Time.

At this meeting, you will be asked:

- To elect 11 directors;
- To consider and vote upon an advisory proposal to approve executive compensation;
- To consider and vote upon two stockholder proposals, if presented at the meeting;
- To ratify the selection of KPMG LLP as our independent registered public accounting firm for 2012; and
- To transact any other business that may properly be brought before the meeting or any adjournment or postponement of the meeting.

It is important that your shares be represented, whether or not you attend the meeting. You may vote by telephone or via the Internet. If you received a paper copy of the proxy card by mail, you may vote by completing, dating and signing the proxy card and returning it in the envelope provided. No postage is required if the proxy card is mailed in the United States. If present at the meeting, you may revoke your proxy and vote in person.

Attendance at the meeting will be limited to stockholders as of the record date, or their authorized representatives, and our guests. If you are planning to attend the meeting please mark the appropriate box on the proxy card.

We look forward to seeing you at the meeting.

Cordially,

Mary Agnes Wilderotter
Chairman of the Board of Directors,
President and Chief Executive Officer

frontier Communications

Three High Ridge Park, Stamford, CT 06905
(203) 614-5600

March 26, 2012

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 9, 2012

To the Stockholders of
FRONTIER COMMUNICATIONS CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Frontier Communications Corporation will be held at the company's offices, Three High Ridge Park, Stamford, Connecticut 06905, on Wednesday, May 9, 2012, at 10:00 a.m., Eastern Daylight Savings Time, for the following purposes:

- To elect 11 directors;
- To consider and vote upon an advisory proposal to approve executive compensation;
- To consider and vote upon two stockholder proposals, if presented at the meeting;
- To ratify the selection of KPMG LLP as our independent registered public accounting firm for 2012; and
- To transact any other business that may properly be brought before the meeting or any adjournment or postponement of the meeting.

The board of directors fixed the close of business on March 13, 2012 as the record date for determining stockholders entitled to notice of and to vote at the meeting or any adjournment or postponement of the meeting. At the close of business on March 13, 2012, there were 998,511,956 shares of our common stock entitled to vote at the meeting.

A complete list of stockholders entitled to vote at the meeting will be open to the examination of stockholders on the meeting date and for a period of ten days prior to the meeting at our offices at Three High Ridge Park, Stamford, Connecticut 06905, during ordinary business hours.

By Order of the Board of Directors

Nancy S. Rights

Nancy S. Rights
Senior Vice President, Deputy General Counsel and Secretary

Important Notice Regarding the Availability of
Proxy Materials for the Annual Meeting of Stockholders to be held on May 9, 2012.

The proxy statement and 2011 Annual Report are available at *www.proxyvote.com*.

TABLE OF CONTENTS

FRONTIER COMMUNICATIONS CORPORATION

Three High Ridge Park
Stamford, Connecticut 06905

PROXY STATEMENT

2012 Annual Meeting of Stockholders

THE MEETING

Introduction

This proxy statement is being furnished to the stockholders of Frontier Communications Corporation, a Delaware corporation, in connection with the solicitation of proxies by our board of directors for use at our 2012 annual meeting of stockholders and at any adjournments thereof.

Date, Time and Place

The meeting will be held on May 9, 2012, at 10:00 a.m., Eastern Daylight Savings Time, at our offices located at Three High Ridge Park, Stamford, Connecticut 06905.

Internet Availability of Proxy Materials

This proxy statement and our Annual Report for the fiscal year ended December 31, 2011, containing financial and other information concerning our company, are available on the Investor Relations page of our website, *www.frontier.com*. Additionally, and in accordance with Securities and Exchange Commission ("SEC") rules, you may access our proxy statement at *www.proxyvote.com*.

Under rules adopted by the SEC, we have elected to furnish the proxy statement and Annual Report to many of our stockholders via the Internet, instead of mailing printed materials to each stockholder. We believe this is in the best interests of our stockholders as it will enable us to provide our stockholders with the information they need, while lowering the cost of delivery and reducing the environmental impact.

On or about March 26, 2012, we began mailing to holders of our common stock (other than those who previously requested electronic or paper delivery and certain other stockholders) a "Notice of Internet Availability of Proxy Materials" (the "Notice"). If you received the Notice by mail, you will not automatically receive a printed copy of this proxy statement and our Annual Report in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the proxy materials online. The Notice also instructs you on how you may submit your proxy via the Internet. If you previously requested electronic delivery, you will receive an email providing you with the Notice, and if you previously requested paper delivery, you will receive a paper copy of the proxy materials by mail. We encourage you to receive all proxy materials in the future electronically to help us save printing costs and postage fees, as well as natural resources in producing and distributing these materials. If you wish to receive these materials electronically next year, please follow the instructions on the proxy card or on the Investor Relations page of our website, *www.frontier.com.*

You can receive a copy of our proxy materials by following the instructions (contained in the Notice) regarding how you may request to receive your materials electronically or in printed form on a one-time or ongoing basis. Requests for printed copies of the proxy materials can be made by Internet at *www.proxyvote.com*, by telephone at 1-800-579-1639 or by email at sendmaterial@proxyvote.com by sending a blank email with your control number (the 12 digit identifying number in the box on the Notice) in the subject line.

Matters to be Considered

At the meeting, stockholders will be asked to elect 11 directors, to consider and vote upon an advisory proposal to approve executive compensation, to consider and vote upon two stockholder proposals, if presented, and to ratify the selection of our independent registered public accounting firm. See "ELECTION OF DIRECTORS," "ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION," "STOCKHOLDER PROPOSALS" and "RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM." The board of directors does not know of any matters to be brought before the meeting other than as set forth in the notice of meeting. If any other matters properly come before the meeting, the persons named in the form of proxy or their substitutes will vote in accordance with their best judgment on such matters.

Record Date; Shares Outstanding and Entitled to Vote; Quorum

Stockholders as of the record date, *i.e.*, the close of business on March 13, 2011, are entitled to notice of and to vote at the meeting. As of the record date, there were 998,511,956 shares of common stock outstanding and entitled to vote, with each share entitled to one vote. Holders of a majority of the outstanding shares entitled to vote must be present in person or represented by proxy in order for action to be taken at the meeting.

Required Votes

Election of Directors. Under our by-laws, the affirmative vote of the holders of a majority of the shares of common stock present or represented by proxy and entitled to vote at the meeting is required to elect each director. Consequently, only shares that are voted in favor of a particular nominee will be counted toward the nominee's achievement of a majority. Shares present at the meeting that are not voted for a particular nominee or shares present by proxy where the stockholder properly withholds authority to vote for the nominee will have the same effect as a vote against the nominee. Brokers are not permitted to vote shares on the election of directors if they do not receive voting instructions from the beneficial owners of such shares. Such "broker non-votes" will be considered present for purposes of establishing a quorum, but will not be considered in determining the number of votes necessary for approval and will have no effect on the outcome of the vote on election of directors.

Under Delaware law, an incumbent director who fails to receive the required vote "holds over," or continues to serve as a director until his or her successor is elected and qualified. To address this "hold-over" issue, we have adopted a policy under which, in non-contested elections, if a director fails to win a majority of affirmative votes for his or her election, the director must immediately tender his or her resignation from the board, and the board will decide, through a process managed by the Nominating and Corporate Governance Committee and excluding the nominee in question, whether to accept the resignation at its next regularly scheduled meeting.

Advisory Proposal on Executive Compensation. Approval of the advisory proposal on executive compensation requires the affirmative vote of the holders of a majority of the common stock present or represented by proxy and entitled to vote at the meeting. Abstentions will have the same effect as a vote against approving the advisory proposal. Brokers are not permitted to vote shares on this matter if they do not receive voting instructions from the beneficial owners of such shares. Such "broker non-votes" will be considered present for purposes of establishing a quorum, but will not be considered in determining the number of votes necessary for approval and will have no effect on the outcome of the vote on the advisory proposal. Because the vote is advisory, it will not be binding upon the board of directors. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

Stockholder Proposals. Approval of each stockholder proposal requires the affirmative vote of the holders of a majority of the common stock present or represented by proxy and entitled to vote at the meeting. Abstentions will have the same effect as a vote against approving a stockholder proposal. Brokers are not permitted to vote shares on these matters if they do not receive voting instructions from the beneficial owners of such shares. Such "broker non-votes" will be considered present for purposes of establishing a quorum, but will not be considered in determining the number of votes necessary for approval and will have no effect on the outcome of the votes on the stockholder proposals.

Selection of Auditors. The ratification of the selection of KPMG LLP as our independent registered public accounting firm is being submitted to stockholders because we believe that this action follows sound corporate practice and is in the best interests of the stockholders. If the stockholders do not ratify the selection by the affirmative vote of the holders of a majority of the common stock present or represented by proxy and entitled to vote at the meeting, the Audit Committee of the board of directors will reconsider the selection of the independent registered public accounting firm, but such a vote will not be binding on the Audit Committee. If the stockholders ratify the selection, the Audit Committee, in its discretion, may still direct the appointment of a new independent registered public accounting firm at any time during the year if they believe that this change would be in our and our stockholders' best interests. Abstentions will have the same effect as a vote against ratification of the auditors.

Voting Recommendations

The board of directors recommends that you vote **FOR** each nominee for director named, **FOR** the advisory proposal on executive compensation, **AGAINST** the stockholder proposals and **FOR** ratification of the selection of our independent registered public accounting firm for 2012.

Voting and Revocation of Proxies

Stockholders who hold shares in their own name are requested to vote by proxy in one of three ways:

- By Internet—You can vote via the Internet by following the instructions in the Notice or by visiting the Internet website *at www.proxyvote.com* and follow the on-screen instructions;
- By Telephone—In the United States and Canada you can vote by telephone by following the instructions in the Notice or by calling 1-800-690-6903 (toll-free) and following the instructions; or
- By Mail—You can vote by mail if you received a printed proxy card by dating, signing and promptly returning your proxy card in the postage prepaid envelope provided with the materials.

Common stock represented by properly executed proxies, received by us or voted by telephone or via the Internet, which are not revoked will be voted at the meeting in accordance with the instructions contained therein. Subject to the broker non-vote rules discussed above under "Required Votes," if instructions are not given, proxies will be voted **FOR** election of each nominee for director named, **FOR** the advisory proposal on executive compensation, **AGAINST** the stockholder proposals and **FOR** ratification of the selection of our independent registered public accounting firm.

Voting instructions, including instructions for both telephonic and Internet voting, are provided in the Notice or, if you received a printed proxy card, on the proxy card. The Internet and telephone voting procedures are designed to authenticate stockholder identities, to allow stockholders to give voting instructions and to confirm that stockholders' instructions have been recorded properly. A control number, located on the Notice and proxy card, will identify stockholders and allow them to vote their shares and confirm that their voting instructions have been properly recorded. Stockholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, which must be borne by the stockholder. If you do vote by Internet or telephone, it will not be necessary to return a proxy card.

If your shares are held in the name of a bank or broker, follow the voting instructions on the form you receive from your record holder. The availability of Internet and telephone voting will depend on their voting procedures.

If a stockholder neither returns a signed proxy card, votes by the Internet or by telephone, nor attends the meeting and votes in person, his or her shares will not be voted.

Any proxy signed and returned by a stockholder or voted by telephone or via the Internet may be revoked at any time before it is exercised by giving written notice of revocation to our Secretary, at our address set forth herein, by executing and delivering a later-dated proxy, either in writing, by telephone or via the Internet, or by voting in person at the meeting. Attendance at the meeting will not alone constitute revocation of a proxy.

"Householding" of Annual Report and Proxy Materials

We have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record who have the same address and last name will receive only one copy of our Annual Report and proxy statement unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure will reduce our printing costs and postage fees.

Stockholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of the Annual Report and/or the proxy statement, or if you hold in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact our transfer agent, Computershare Investor Services (in writing: P.O. Box 43078, Providence, RI 02940-3078; by telephone: in the U.S., Puerto Rico and Canada, 1-877-770-0496; outside the U.S., Puerto Rico and Canada, 1-781-575-2382).

If we are householding materials to your address and you wish to receive a separate copy of the Annual Report or this proxy statement, or if you do not wish to participate in householding and prefer to receive separate copies of these documents in the future, please contact Computershare Investor Services as indicated above.

Beneficial stockholders can request information about householding from their banks, brokers or other holders of record.

Proxy Solicitation

We will bear the costs of solicitation of proxies for the meeting. In addition to solicitation by mail, directors, officers and our regular employees may solicit proxies from stockholders by telephone, personal interview or otherwise. These directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with this solicitation. In addition to solicitation by our directors, officers and employees, we have engaged The Proxy Advisory Group, LLC to assist in the solicitation of proxies and provide related advice and informational support, for a base fee of $15,000, plus customary disbursements. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of common stock held of record by them, and these custodians will be reimbursed for their reasonable expenses.

Independent Registered Public Accounting Firm

We have been advised that representatives of KPMG LLP, our independent registered public accounting firm for 2011, will attend the meeting, will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions of stockholders.

Transfer Agent

Our transfer agent is Computershare Investor Services. You should contact the transfer agent, at the phone number or addresses listed below, if you have questions concerning stock certificates, dividend checks, transfer of ownership or other matters pertaining to your stock account.

If By First Class Mail:

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

If By Overnight Courier:

Computershare Investor Services
250 Royall Street
Canton, MA 02021

e-mail: www.computershare.com/investor

Telephone: (877) 770-0496 (in the U.S., Puerto Rico and Canada)
or (781) 575-2382 (outside the U.S., Puerto Rico and Canada)

OWNERSHIP OF COMMON STOCK

Set forth below is certain information as of March 13, 2012 with respect to the beneficial ownership of our common stock (as determined under the rules of the SEC) by (1) each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding shares of common stock, which is our only class of voting securities, (2) each director and nominee for director, (3) each of the executive officers named in the Summary Compensation Table under "Executive Compensation," and (4) all of our directors and executive officers as a group. Except as otherwise stated, the business address of each person listed is c/o Frontier Communications Corporation, Three High Ridge Park, Stamford, Connecticut 06905. Except as otherwise described below, each of the persons named in the table has sole voting and investment power with respect to the common stock beneficially owned and has not pledged such common stock as security for any obligations.

Name and Address of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group, Inc. (a)	53,109,796	5.3%
BlackRock, Inc. (b)	50,509,096	5.1%
Kathleen Q. Abernathy	305,706 (c)	*
Leroy T. Barnes, Jr.	68,616 (d)	*
Peter C.B. Bynoe	64,892 (e)	*
Jeri B. Finard	164,652 (f)	*
Edward Fraioli	35,497 (g)	*
James S. Kahan	29,882 (h)	*
Daniel J. McCarthy	688,991 (i)	*
Cecilia K. McKenney	458,444 (j)	*
Pamela D.A. Reeve	29,598 (k)	*
Howard L. Schrott	93,665 (l)	*
Larraine D. Segil	107,009(m)	*
Mark Shapiro	54,798 (n)	*
Donald R. Shassian	817,555 (o)	*
Myron A. Wick, III	125,140 (p)	*
Mary Agnes Wilderotter	3,009,694 (q)	*
All directors and executive officers as a group (18 persons)	6,834,765 (r)	*

* Less than 1%.

(a) The business address of this beneficial owner is 100 Vanguard Blvd., Malvern, PA 19355. Based on a Schedule 13G filed on February 10, 2012 by The Vanguard Group, Inc. ("Vanguard"). Such Schedule 13G discloses that of the shares beneficially held by Vanguard, 1,380,645 shares are beneficially held by a wholly-owned subsidiary and that Vanguard has the sole power to vote and has shared dispositive power of such shares.

(b) The business address of this beneficial owner is 40 East 52nd Street, New York, NY 10022. Based on a Schedule 13G filed on February 9, 2012 by BlackRock, Inc. Such Schedule 13G discloses that the shares beneficially owned by BlackRock, Inc. are held by subsidiaries of BlackRock, Inc.

(c) Includes 10,000 shares that may be acquired upon the exercise of stock options as of March 13, 2011 or within 60 days thereafter. We refer to these stock options as "currently exercisable." Also, includes 207,300 restricted shares over which Ms. Abernathy has sole voting power but no dispositive power.

(d) Includes 10,000 shares that may be acquired upon the exercise of currently exercisable stock options and 53,316 shares that may be acquired upon the redemption of stock units. Directors may elect to redeem stock units upon termination of service in the form of cash or shares of our common stock. See "Director Compensation—Non-Employee Director Compensation Program" below.

(e) Includes 10,000 shares that may be acquired upon the exercise of currently exercisable stock options and 51,042 shares that may be acquired upon the redemption of stock units.

(f) Includes 10,000 shares that may be acquired upon the exercise of currently exercisable stock options and 134,152 shares that may be acquired upon the redemption of stock units.

(g) Includes 10,000 shares that may be acquired upon the exercise of currently exercisable stock options and 20,747 shares that may be acquired upon the redemption of stock units.

(h) Includes 24,882 shares that may be acquired upon the redemption of stock units.

(i) Includes 431,302 restricted shares over which Mr. McCarthy has sole voting power but no dispositive power and 14,707 shares held in a 401(k) plan.

(j) Includes 266,556 restricted shares over which Ms. McKenney has sole voting power but no dispositive power.

(k) Includes 19,598 shares that may be acquired upon the redemption of stock units.

(l) Includes 5,000 shares that may be acquired upon the exercise of currently exercisable stock options and 83,665 shares that may be acquired upon the redemption of stock units.

(m) Includes 10,000 shares that may be acquired upon the exercise of currently exercisable stock options and 93,009 shares that may be acquired upon the redemption of stock units.

(n) Includes 10,000 shares that may be acquired upon the exercise of currently exercisable stock options and 19,598 shares that may be acquired upon the redemption of stock units.

(o) Includes 534,025 restricted shares over which Mr. Shassian has sole voting power but no dispositive power.

(p) Consists of 10,000 shares that may be acquired upon the exercise of currently exercisable stock options, 107,140 shares that may be acquired upon the redemption of stock units and 8,000 shares held in the Myron A. Wick, III Trust U/A/D 2/21/56.

(q) Includes 1,659,777 restricted shares over which Mrs. Wilderotter has sole voting power but no dispositive power and 1,254,513 shares held by a family trust.

(r) Includes 3,538,881 restricted shares over which executive officers have sole voting power but no dispositive power, 75,000 shares that may be acquired pursuant to the exercise of currently exercisable stock options by directors, 10,000 shares that may be acquired pursuant to the exercise of currently exercisable stock options by executive officers and 607,149 shares that may be acquired upon the redemption of stock units.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and officers, and persons who beneficially own more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. Such directors, officers and greater than 10% stockholders are also required to furnish us with copies of all such filed reports.

Based solely upon a review of the copies of such reports furnished to us, or representations that no reports were required, we believe that during the year ended December 31, 2011, all persons subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis.

ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

At the meeting, 11 directors are to be elected to serve until the next annual meeting or until their successors have been elected and qualified. All of the following nominees are currently serving as directors. Directors will be elected by a majority of the votes of the holders of shares of common stock present in person or represented by proxy at the meeting and entitled to vote at the meeting.

The persons named in the enclosed form of proxy have advised that, unless contrary instructions are received, they intend to vote **FOR** the 11 nominees named by the board of directors and listed on the following table. In case any of these nominees should become unavailable for any reason, the persons named in the enclosed form of proxy have advised that they will vote for such substitute nominees as the board of directors may propose..

Name and Present Position, if any, with the Company	Age, Period Served as Director, Other Business Experience during the Last Five Years and Family Relationships, if any
Leroy T. Barnes, Jr.	Mr. Barnes, 60, has served as a Director since May 2005. Prior to his retirement, he was Vice President and Treasurer of PG&E Corp., a holding company for energy-based businesses, from 2001 to 2005 and Vice President and Treasurer of Gap Inc., a clothing retailer, from 1997 to 2001. Mr. Barnes has been a Director of The McClatchy Company since September 2000, a Director of Herbalife Ltd. since December 2004 and a Director of Principal Funds, Inc. and Principal Variable Contracts, Inc. since March 2012. He was a Director of Longs Drugs Stores Corporation from February 2002 to October 2008. Mr. Barnes is a skilled financial leader with an extensive background in finance and treasury from his career as treasurer of several public companies, including the Gap and PG&E. Mr. Barnes' experiences have provided him with a wealth of knowledge in dealing with complex financial issues and an understanding of financial strategy in challenging economic environments. Mr. Barnes also has extensive experience serving on public company audit, nominating, governance and pension committees which he can bring to bear as a member of our board and committees.
Peter C.B. Bynoe	Mr. Bynoe, 61, has served as a Director since October 2007. Since January 2008, Mr. Bynoe has served as a Senior Counsel in the Chicago office of the international law firm DLA Piper US LLP. Since February 2008, he has been associated with Loop Capital Markets LLP, most recently as a partner. From March 1995 until December 2007, Mr. Bynoe was a senior Partner at DLA Piper US LLP and served on its Executive Committee. He is also Chairman of Telemat Ltd., a business consulting firm that he founded in 1982. Mr. Bynoe has been a Director of Covanta Holding Corporation since July 2004. He was a Director of Rewards Network Inc. from 2003 to May 2008. Mr. Bynoe brings a varied business, legal and public policy background to the board. Mr. Bynoe served as the Executive Director of the Illinois Sports Facilities Authority, a joint venture of the City of Chicago and State of Illinois created to develop the new Comiskey Park for the Chicago White Sox and was Managing General Partner of the National Basketball Association's Denver Nuggets. Mr. Bynoe also served as a consultant to the Atlanta Fulton County Recreation Authority and the Atlanta Committee to Organize the Olympic Games in preparation for the 1996 Summer Olympic Games. Mr. Bynoe also has experience serving on boards of directors of public companies, including as a nominating and governance committee member and chair and as a compensation committee member.

Name and Present Position, if any, with the Company	Age, Period Served as Director, Other Business Experience during the Last Five Years and Family Relationships, if any
Jeri B. Finard	Ms. Finard, 52, has served as a Director since December 2005. Since January 2012, she has served as a Senior Advisor to Catterton Partners, a private equity firm providing equity capital to small to middle market consumer companies in North America. Ms. Finard was Senior Vice President, Global Brand President of Avon Products, Inc., a global beauty products company, from December 2008 to January 2012. She was Executive Vice President and Chief Marketing Officer of Kraft Foods, Inc., a manufacturer and marketer of packaged foods and beverages, from April 2006 to May 2007. Prior to that time, Ms. Finard was Executive Vice President, Global Category Development of Kraft Foods, Inc. from April 2005 to April 2006, Group Vice President and President of N.A. Beverages Sector of Kraft Foods, Inc. from October 2004 to April 2005, Executive Vice President of Kraft Foods North America from 2000 to 2004 and General Manager of Kraft's Coffee Division in 2004 and of Kraft Food's Desserts Division from 2000 to 2003. Ms. Finard has extensive experience in marketing and leading large organizations from her career as a marketing executive at Kraft Foods and Avon Products. Her marketing acumen brings a unique customer perspective to the board as the company seeks to compete in an increasingly competitive environment while always "putting the customer first."
Edward Fraioli	Mr. Fraioli, 65, has served as a Director since July 2010 following his retirement from Ernst & Young LLP, a public accounting firm, where he had been a partner since 1983. Since that time, he has served as a business consultant to other companies. He had served as Professional Practice Director for Ernst & Young's Private Equity practice from 2008 to July 2010, where he was responsible for support of engagement teams on accounting and auditing matters. From 2005 through 2008, Mr. Fraioli served as Ernst & Young's Global Vice Chairman for Independence matters within Global Quality and Risk Management, where he was responsible for the Ernst & Young's global independence organization. Prior to 2005, he served as lead audit partner on a number of public and global companies. Mr. Fraioli was with Ernst & Young for over 35 years. As such, his public accounting and financial expertise provides the board with a valuable resource.
James S. Kahan	Mr. Kahan, 64, has been a Director since May 2011. He was an executive of AT&T Inc. (formerly SBC Communications Inc.), where he spent nearly 38 years, most recently as Senior Executive Vice President of Corporate Development from July 1993 until his retirement in June 2007. Mr. Kahan has been a Director of Amdocs Ltd. since April 1998 and a Director of Live Nation Entertainment, Inc. since September 2007. Mr. Kahan has over three decades of senior executive level experience at telecommunications companies, including AT&T, Western Electric, Bell Laboratories, South Central Bell and Southwestern Bell Telephone. At AT&T and SBC, he oversaw approximately $300 billion of acquisitions, including the acquisitions of Pacific Telesis (1997), Southern New England Telecommunications (1998), Ameritech (1999) and the former AT&T Corp. (2005), as well as

	Cingular Wireless' acquisition of AT&T Wireless (2004). He was also responsible for AT&T's acquisition of BellSouth Corp. in 2006. Mr. Kahan also brings experience serving on boards of directors of public companies, including as a compensation committee chair, audit committee member and nominating and corporate governance committee member.
Pamela D.A. Reeve................	Ms. Reeve, 62, has been a Director since July 2010. She has also served as a director of American Tower Corporation since March 2002 and serves as the Lead Director and a member of the compensation and nominating and corporate governance committees of the American Tower board. From November 1989 to August 2004, Ms. Reeve was the founder and a director of Lightbridge, Inc., a global provider of mobile business software and technology solutions, offering products and services for the wireless telecommunications industry, where she held various executive positions, including President and Chief Executive Officer. Ms. Reeve served on the board of directors of LiveWire Mobile, Inc. from 1997 until November 2009. Ms. Reeve has leadership, operational and financial expertise, particularly in the communications and technologies industries, and has extensive corporate governance experience, having served on public company audit, compensation and nominating and corporate governance committees.
Howard L. Schrott.................	Mr. Schrott, 57, has served as a Director since July 2005. Since February 2006, Mr. Schrott has been a Principal in Schrott Consulting, a division of AMMC, Inc., a management consulting firm, for which he also serves as Chief Financial Officer. Prior to that time, he was Chief Financial Officer of Liberty Corporation, a television broadcaster, from 2001 to February 2006. Mr. Schrott was a Director of Time Warner Telecom Holdings Inc. from 2004 to 2006. Mr. Schrott brings a wealth of financial and operational experience to the board, having served as the Chief Financial Officer of three different companies in the media and technology space and running his own management consulting firm. He has also served as the chairman of the audit committee of Time Warner Telecom Holdings Inc. In addition, Mr. Schrott serves on the boards of directors of several private companies involved in media and technology, including Maverick Media, LLC, a radio broadcasting company, and Weather Central Holdings, Inc., a software and technology company, and previously served on the boards of Wide Orbit, Inc. and Gannaway Web Holding, LLC. Mr. Schrott also serves as a trustee of Butler University.
Larraine D. Segil..................	Ms. Segil, 63, has served as a Director since March 2005. Ms. Segil has been Chief Executive Officer of Larraine Segil Inc. (formerly Larraine Segil Productions, Inc.) since 1987 and of Little Farm Company, an agricultural holding company, since 2009. She has also been a senior research fellow at the IC2 Institute at the University of Texas, Austin on strategy and alliances, since 1991, a member of the Entrepreneurs Board of Advisors for the UCLA Anderson School of Management since 1991 and a member of the board of LARTA, the Los Angeles Technology Alliance from 1994 to 2008. In January 2009, Ms. Segil was appointed to the board of Strategic Alliances Advisory Group for the Tropical Diseases Group of the World Health Organization in

Name and Present Position, if any, with the Company	Age, Period Served as Director, Other Business Experience during the Last Five Years and Family Relationships, if any
	Geneva, Switzerland. From 2003 until December 2006, Ms. Segil was a Partner of Vantage Partners, a business strategy consulting group. Ms. Segil was a Partner and Co-Founder of The Lared Group, a business strategy consulting group, until its acquisition by Vantage in 2003. Ms. Segil has extensive experience in the area of strategic alliances. In addition, she is a former partner of a business strategy consulting group. Ms. Segil's unique experience is a valuable asset to the board, particularly in light of the acquisition activity engaged in by the company over the past several years.
Mark Shapiro	Mr. Shapiro, 41, has served as a Director since July 2010. Mr. Shapiro is a limited partner in Dick Clark Productions and has served as its Chief Executive Officer since May 2010. Prior to that, he served as President, Chief Executive Officer and a director of Six Flags Entertainment Corporation (formerly Six Flags, Inc.), a theme park company, from December 2005 until May 2010. In June 2009, Six Flags and certain of its subsidiaries filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code. In April 2010, Six Flags emerged from chapter 11. Prior to joining Six Flags, Mr. Shapiro spent 12 years at ESPN, Inc., where he served as Executive Vice President, Programming and Production and in various other capacities. Mr. Shapiro has been a director of Live Nation Entertainment, Inc. since November 2008, a trustee on the board of Equity Residential since January 2010, a Director of Papa John's International, Inc. since February 2011 and a member of the Advisory Board of NeuMedia, Inc. since June 2011. Coupling his board service with experience in executive-level positions at large organizations facing complex business challenges, Mr. Shapiro brings business acumen and front-line operations know-how to many of the issues and challenges facing public companies, along with innovation and critical insight in the areas of content creation, marketing and branding.
Myron A. Wick, III	Mr. Wick, 68, has served as a Director since March 2005. Mr. Wick has been Managing Director of McGettigan & Wick, Co., an investment banking firm, since 1988 and a Principal of Proactive Partners, L.P., a merchant banking fund, since 1989. He has also been Managing Director of Hola Television Group, a private Spanish media company, since September 2009. He was a Director of Modtech Holdings, Inc. from 1994 to 2008. Mr. Wick has over two decades of investment banking experience with an extensive knowledge of operational and financial transactions. Mr. Wick has served as chairman, chief executive officer and chief operating officer of a variety of enterprises spanning aquaculture, biotech, education, television broadcasting and investment banking. Mr. Wick is a co-founder of an investment banking firm that provides financial services to small private and public companies and a merchant banking fund, investing in and providing advisory services to "micro cap" public companies. Mr. Wick's background provides the board with an experienced lead director during a time of significant acquisition activity by the company. He also has experience serving on the boards of directors of public companies, including as an audit and compensation committee member.

Name and Present Position, if any, with the Company	Age, Period Served as Director, Other Business Experience during the Last Five Years and Family Relationships, if any
Mary Agnes Wilderotter, Chairman of the Board, President and Chief Executive Officer................	Mrs. Wilderotter, 57, has served as a Director since September 2004. She has served as our President and Chief Executive Officer since November 2004 and as our Chairman of the Board since December 2005. Prior to joining our company, she was Senior Vice President—World Wide Public Sector of Microsoft Corp. from February 2004 to November 2004 and Senior Vice President—Worldwide Business Strategy of Microsoft Corp. from 2002 to 2004. From 1997 to 2002, she was President and Chief Executive Officer of Wink Communications, an interactive telecommunications and media company. Mrs. Wilderotter has been a Director of Xerox Corporation since May 2006 and a Director of The Procter & Gamble Company since August 2009. She was a Director of The McClatchy Company from January 2001 to August 2007 and a Director of Yahoo!, Inc. from July 2007 to December 2009. Mrs. Wilderotter serves as the company's Chairman of the Board and Chief Executive Officer and President and is a 30-year veteran of the cable and communications and information technology industries. She is a recognized leader in these fields and was selected as one of Fortune magazine's 50 Most Powerful Women in 2009, 2010 and 2011 and among The Financial Times' Top 50 Women in World Business in 2011. In October 2010, President Obama appointed her as Vice Chair of the President's National Security Telecommunications Advisory Committee. Her career has given her in-depth knowledge and placed her in leadership positions of companies at the convergence of communications and information technology. Early in her career at Cabledata (now DST), she ran the largest management information systems and billing company in the cable industry. Thereafter, she was Regional President managing McCaw Cellular Communications' California, Nevada, and Hawaii regions and then Senior Vice President of McCaw. Following McCaw's acquisition by AT&T, she was Chief Executive Officer of AT&T's Aviation Communications Division and later Executive Vice President of National Operations for AT&T Wireless Services, Inc. After seven years in the wireless industry, Mrs. Wilderotter became President and CEO of Wink Communications, which provided cable operators with a cost-effective technology to deliver interactive television services. After taking Wink public and negotiating its sale to Liberty Media, Mrs. Wilderotter joined Microsoft in 2002 as Senior Vice President-World Wide Public Sector and Senior Vice President—Worldwide Business Strategy. During her career, Mrs. Wilderotter has sat on the boards of more than 20 public companies and now serves on the boards of Procter & Gamble and Xerox Corporation. Her board experience includes chair and membership on audit committees; chair and membership on compensation committees; and membership on finance committees and governance and public responsibility committees. Mrs. Wilderotter's industry and leadership experience provides the board with industry knowledge, vision, innovation and strategy.

The board of directors recommends that you vote **FOR** the election of all nominees for director.

DIRECTOR COMPENSATION

The following table sets forth compensation information for 2011 for each person who served as a non-employee member of our board of directors during 2011. Mary Agnes Wilderotter, our Chairman, President and Chief Executive Officer, is not included in this table as she is an employee of the company and thus receives no compensation for her services as a director. The compensation received by Mrs. Wilderotter as an employee of the company is shown in the Summary Compensation Table elsewhere in this proxy statement.

2011 Director Compensation

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Total
Leroy T. Barnes, Jr.	$82,500	$ 88,000	$170,500
Peter C.B. Bynoe	$85,000	$ 88,000	$173,000
Jeri B. Finard	—	$176,000	$176,000
Edward Fraioli	$75,000	$ 88,000	$163,000
James S. Kahan	—	$110,300	$110,300
William M. Kraus (2)	$28,125	$ 33,000	$ 61,125
Pamela D.A. Reeve	$87,500	$ 88,000	$175,500
Howard L. Schrott	$95,000	$ 88,000	$183,000
Larraine D. Segil	$75,000	$ 88,000	$163,000
Mark Shapiro	$75,000	$ 88,000	$163,000
David H. Ward (2)	$28,125	$ 33,000	$ 61,125
Myron A. Wick, III	$75,000	$120,350	$195,350

(1) The amounts shown in this column represent the grant date fair value in accordance with Financial Accounting Standards Board ASC Topic 718 ("Topic 718") of the stock units granted to directors in 2011. For a discussion of valuation assumptions, see Note 11 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011. The dollar amount of dividends on stock units is reflected in such amounts. Dividends are paid on stock units held by directors at the same rate and at the same time as we pay dividends on shares of our common stock. No above-market or preferential dividends were paid with respect to any stock units. Dividends on stock units are paid in the form of additional stock units.

The following table sets forth the aggregate number of stock options held by directors at year-end.

Name	Number of Stock Options Held at Year-End
Leroy T. Barnes, Jr.	10,000
Peter C.B. Bynoe	10,000
Jeri B. Finard	10,000
Edward Fraioli	10,000
James S. Kahan	—
William M. Kraus	—
Pamela D.A. Reeve	—
Howard L. Schrott	5,000
Larraine D. Segil	10,000
Mark Shapiro	10,000
David H. Ward	21,079
Myron A. Wick, III	10,000

(2) Messrs. Kraus and Ward retired from the board of directors on May 11, 2011.

Non-Employee Director Compensation Program

Directors who are also our employees receive no remuneration for service as a member of our board of directors or any committee of the board. Each non-employee director is entitled to receive an annual retainer of (1) $75,000 in cash, which he or she may elect to receive in the form of stock units, as described below, and (2) $75,000 in the form of stock units, in each case payable in advance in quarterly installments on the first business day of each quarter. In addition, the Lead Director, the chair of the Audit Committee and the chair of

the Compensation Committee each receives an additional annual cash stipend of $20,000, the chair of the Nominating and Corporate Governance Committee receives an additional annual cash stipend of $10,000 and the chair of the Retirement Plan Committee receives an additional annual cash stipend of $7,500, which in each case he or she may elect to receive in the form of stock units. The annual stipend paid to the Lead Director and each of the committee chairs is payable in arrears in equal quarterly installments on the last business day of each quarter. Each director is required to irrevocably elect by December 31 of the prior year whether to receive the cash portion of his or her retainer and/or his or her stipend in stock units. Stock units are issued under the Non-Employee Directors' Equity Incentive Plan (the "Directors Plan"). Prior to the adoption of the Directors Plan on May 25, 2006, stock units were issued under the Non-Employee Directors' Deferred Fee Equity Plan (the "Predecessor Plan"). Directors are also entitled to reimbursement for reasonable expenses they incur in connection with meetings of the board of directors they attend in person.

Prior to October 1, 2010, upon commencement of services as a director, each non-employee director was granted options to purchase 10,000 shares of common stock at an exercise price equal to the closing price of our common stock on the date the director was elected to the board. The option grants were made under the Directors Plan and prior to adoption of the Directors Plan, under our Amended and Restated 2000 Equity Incentive Plan. These options became exercisable six months after the grant date and expire on the tenth anniversary of the grant date or, if earlier, on the first anniversary of a director's termination of service with respect to options granted after May 25, 2006. Since October 1, 2010, directors are no longer eligible to receive stock option grants upon joining the board.

In addition, each member of the board of directors and his or her spouse is eligible to participate in our medical, dental and vision plans at the same contribution rates as our management employees. Retired directors and their spouses who were participating in these plans at the time of their retirement from our board may continue to participate in the plans, but generally are required to pay 100% of the cost. Commencing August 1, 2015, neither active nor retired directors will be eligible to participate in our medical, dental or vision plans.

Stock units are credited in an amount that is equal to the cash payment the director otherwise would have received, based upon a formula where the cash payment amount is the numerator and the "Initial Market Value" of our common stock is the denominator. The Initial Market Value is equal to 85% of the closing price of the common stock on the grant date of the units. Stock units for fees and stipends are earned quarterly and credited to the director's account on the last business day of the quarter in which the fees and stipends are earned; stock units for the retainer are earned quarterly and credited to the director's account on the first business day of the quarter in which the retainer is earned. We hold all stock units until a director's termination of service, at which time the units are redeemable, at the director's election, in either cash or in shares of our common stock.

Messrs. Kraus and Ward retired from the board on May 11, 2011. Mr. Kraus elected to receive cash in settlement of his stock unit account. Accordingly, he received cash equal to the fair market value of the stock units in his stock unit account. Fair market value of a stock unit is equal to the fair market value of a share of our common stock (a) on the date of retirement, with respect to stock units awarded under the Directors Plan and (b) on the tenth day following the date of retirement, with respect to stock units awarded under the Predecessor Plan. Mr. Ward elected to receive company common stock in settlement of his stock unit account. Accordingly, he received a number of shares of company common stock equal to the number of stock units in his stock unit account.

CORPORATE GOVERNANCE

We maintain corporate governance policies and practices that reflect what the board of directors believes are "best practices," as well as those that we are required to comply with pursuant to the Sarbanes-Oxley Act of 2002 and the rules of the SEC and the NASDAQ Stock Market ("NASDAQ") on which our common stock has been listed since December 16, 2011. Our common stock was previously listed on the New York Stock Exchange. A copy of our Corporate Governance Guidelines is available upon request to our Secretary, or may be viewed or downloaded from the Investor Relations page of our website, *www.frontier.com*.

Leadership Structure

Our Corporate Governance Guidelines provide that we will have a Chairman who will chair board meetings and perform such other duties as set forth in our charter and in the Corporate Governance Guidelines or as are otherwise assigned to him or her by the board. The Chairman and the CEO may be the same person; however, the board may separate these two positions if it deems it to be in the best interests of our company and our stockholders to do so. The Corporate Governance Guidelines provide for a Lead Director if the Chairman and CEO is the same person and the Lead Director will perform such duties as are assigned to him or her by the independent directors, including those set forth below. The independent directors as a group, acting through a resolution approved by a majority of all independent directors, will determine, based upon the recommendation of the Nominating and Corporate Governance Committee, which one of the independent directors will serve as Lead Director. A director must have served on the board for a minimum of one year in order to be eligible to be a Lead Director. At any time when the Chairman is an independent director, the Chairman can be the Lead Director if the independent directors, acting through a resolution approved by a majority of all independent directors, determine to have a Lead Director under such circumstances.

As set forth in our Corporate Governance Guidelines, the Lead Director will:

- preside at all meetings of non-management directors (including those to be attended only by independent directors) and meetings of the board where the Chairman is not present;
- coordinate the flow of information to and among independent and other non-management directors and review and approve information sent to the board by the Chairman/CEO or management of our company;
- review and approve all board meeting agendas;
- periodically solicit from independent and other non-management directors comments or suggestions related to board operations, including the flow of information to directors, the setting of meeting agendas and the establishment of the schedule of board meetings, and communicate those suggestions to the Chairman/CEO. The Lead Director will also seek to ensure that there is (a) an efficient and adequate flow of information to the independent and other non-management directors; (b) adequate time for the independent and other non-management directors to consider all matters presented to them for action; and (c) appropriate attention paid to all matters subject to oversight and actions by the independent and other non-management directors;
- serve as the liaison between the independent and other non-management directors and the Chairman/CEO and as the representative of the independent and other non-management directors in communications with the Chairman and management outside of regular board meetings;
- serve as liaison and provide direction to advisers and consultants retained by the independent and other non-management directors;
- have the authority to call meetings of non-management directors (including those to be attended only by independent directors) when appropriate; and
- be available for consultation and direct communication with major stockholders of our company if requested by any such stockholder in accordance with the Corporate Governance Guidelines.

Mary Agnes Wilderotter currently serves as our Chairman of the Board and Chief Executive Officer and Myron A. Wick, III currently serves as our Lead Director. The board of directors has given careful consideration to separating the roles of Chairman and Chief Executive Officer and has determined that our company and our stockholders are best served at this time by having Mrs. Wilderotter serve as both Chairman and Chief Executive Officer. The board of directors believes that our Chief Executive Officer is best situated to

serve as Chairman because she is the director most familiar with our company's business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Independent directors and management have different perspectives and roles in strategy development. Our independent directors bring experience, oversight and expertise from outside the company and industry. The board of directors also believes that the combined role of Chairman and Chief Executive Officer promotes information flow between management and the board of directors and strikes the appropriate balance between strategy development and independent oversight of management, which are essential to effective governance.

Director Independence

The board of directors is required to affirmatively determine that a majority of our directors is independent under NASDAQ listing standards. The board of directors undertakes an annual review of director independence. As a result of this review, the board of directors affirmatively determined that, other than Mrs. Wilderotter, all of the current directors are independent under NASDAQ rules and were independent under the rules of the NYSE and NASDAQ, as applicable, during the periods in 2011 that the company was listed on such exchanges. The board of directors also affirmatively determined that each of Mr. Kraus and Mr. Ward, who retired from the board in May 2011, was independent under the rules of the NYSE while serving on the board during 2011. In determining director independence, the board of directors reviewed not only relationships between the director and our company, but also relationships between our company and the organizations with which the director is affiliated. After considering the relevant facts and circumstances, the board of directors determined that none of these individuals has a material relationship with our company (either directly or as a partner, shareholder or officer of an organization that has a relationship with our company), other than as a director of our company, and that each of these directors is free from any relationship with our company that would impair the director's ability to exercise independent judgment. The board determined that the following relationships are not material relationships and therefore do not affect the independence determinations: Ms. Segil's son is President of EdgeCast Networks, Inc. In 2011, we purchased an immaterial amount of communications products and services from EdgeCast in the ordinary course of business. Ms. Segil was not involved in the negotiations of the terms of the purchases and did not receive any special benefits as a result of the transactions. In addition, Ms. Segil is a director of Women In America, a charitable organization. In 2011, the company made an immaterial donation to the organization.

Risk Management and Board Oversight

Management is responsible for the company's risk management activities, including the annual enterprise risk management ("ERM") process which is jointly administered by our Chief Financial Officer and Vice President, Internal Audit. The ERM process has been in place since 2005 and currently entails having each member of senior management and their direct reports participate in an annual identification, assessment and evaluation of risks. The individual risks are aggregated across the company to help management determine our enterprise level risks. For each such risk, one or more mitigation strategies are developed and implemented to minimize that risk. During the course of the year, periodic monitoring, self-assessment and reporting to the Audit Committee are performed by senior management to:

- Update the trending of each risk compared to the latest annual ERM review;
- Identify/consider new and emerging risks;
- Assess the implementation status/effectiveness for each mitigation strategy; and
- Identify changes to mitigation strategies, if necessary.

Our Corporate Governance Guidelines specify that the board of directors maintains overall responsibility for risk management oversight and may delegate a portion of that responsibility to specific board committees to enhance the effectiveness of their review. The board of directors has delegated the review and monitoring of risk management exposures, guidelines and policies, as well as the ERM process, to the Audit Committee, as set forth in the Audit Committee Charter.

Meetings of the Board of Directors

In 2011, the board of directors held eight meetings and committees of the board held 16 meetings for a total of 24 meetings. Average attendance at these meetings by members of the board in 2011 exceeded 97%. Each incumbent director attended at least 93.7% of the aggregate of these board meetings (during the period that he or she served as a director) and the total number of meetings held by all committees of the board on which he or she served. It is our policy that the directors attend the annual meeting of stockholders. All of the directors who were members of the board of directors at the time of last year's annual meeting of stockholders attended that meeting.

Committees of the Board

The board of directors has four standing committees: Audit, Compensation, Nominating and Corporate Governance, and Retirement Plan.

Audit Committee. The Audit Committee is composed of three independent directors and operates under a written charter adopted by the board of directors. A copy of the Audit Committee Charter is available upon request to our Secretary, or may be viewed or downloaded from the Investor Relations page of our website, *www.frontier.com*. The Audit Committee currently consists of Mr. Schrott, as Chair, and Mr. Barnes and Mr. Fraioli. Each member of the Audit Committee meets the financial literacy requirements of the NASDAQ Listing Rules. In addition, the board of directors has determined that each of Messrs. Barnes. Fraioli and Schrott meets the standard of an "audit committee financial expert" under the rules of the SEC. Mr. Barnes is a member of four public company audit committees, including our Audit Committee. We do not limit the number of audit committees on which our Audit Committee members may serve. However, our board of directors considered Mr. Barnes' ability to serve on the Audit Committee and determined that his service on the other audit committees would not impair his ability to effectively serve on our Audit Committee. The Audit Committee met six times in 2011.

The Audit Committee selects our independent registered public accounting firm. Management is responsible for our internal controls and financial reporting process. The Audit Committee assists the board of directors in undertaking and fulfilling its responsibilities in monitoring (i) the integrity of our consolidated financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the qualifications of our internal auditors and the independence and qualifications of our independent registered public accounting firm and (iv) the performance of our internal audit function and independent registered public accounting firm.

In accordance with the Sarbanes-Oxley Act of 2002, the rules of the SEC and the Audit Committee Charter, the Audit Committee pre-approves all auditing and permissible non-auditing services that will be provided by KPMG LLP, our independent registered public accounting firm.

In accordance with the rules of the SEC, the Audit Committee has established procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Compensation Committee. The Compensation Committee is composed of four independent directors and operates under a written charter adopted by the board of directors. A copy of the Compensation Committee Charter is available upon request to our Secretary, or may be viewed or downloaded from the Investor Relations page of our website, *www.frontier.com*. Each member of the Compensation Committee is an "outside director" under Section 162(m) of the Internal Revenue Code and a "non-employee director" for purposes of Rule 16b-3 of the Securities Exchange Act of 1934. The Compensation Committee reviews our general compensation strategies; acts as the committee for our incentive compensation plans; and reviews and approves compensation for the Chief Executive Officer and other executive officers. The Compensation Committee also oversees and approves compensation policy and incentive plan design, costs and administration. The Compensation Committee, which met five times and took action on one other occasion in 2011, currently consists of Ms. Reeve, as Chair, and Mr. Bynoe, Ms. Finard and Ms. Segil.

The Compensation Committee's responsibilities, which are set forth in its charter, include, among other duties, the responsibility to:

- evaluate at least annually the performance of the CEO and other senior executives of the company against corporate goals and objectives, determine and approve the compensation level (including any

discretionary incentive awards) based on this evaluation, report, in the case of the CEO, on the same to the other non-management directors, and review, as appropriate, any agreement or understanding relating to the CEO's or such other senior executive's employment, incentive compensation, or other benefits based on this evaluation;

- review periodically and recommend to the board, the compensation of all directors;
- review the company's incentive compensation plans and equity-based plans and recommend to the board changes in such plans as needed. The Committee has and shall exercise all authority of the board with respect to the administration of such plans; and
- review and approve all grants of awards, including the award of shares or options to purchase shares, pursuant to our incentive and equity-based compensation plans.

The compensation for the other senior officers is determined by the Compensation Committee taking into account the recommendation of Mrs. Wilderotter.

The Committee may form, and delegate any of its responsibilities to, a subcommittee so long as such subcommittee is solely comprised of one or more members of the Committee. The Compensation Committee engages compensation consultants from time to time to assist the Committee in evaluating the design and assessing the competitiveness of its executive compensation program and for individual benchmarking. For more detailed information on the role of compensation consultants, see "Compensation Discussion and Analysis—Roles and Responsibilities" and "—Market and Peer Group Reviews" elsewhere in this proxy statement.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is composed of four independent directors and operates under a written charter adopted by the board of directors. A copy of the Nominating and Corporate Governance Committee Charter is available upon request to our Secretary, or may be viewed or downloaded from the Investor Relations page of our website, *www.frontier.com*. One of the committee's functions is to recommend candidates for election to the board of directors. The Nominating and Corporate Governance Committee uses a variety of means of identifying nominees for director, including recommendations from current board members and from stockholders. In determining whether to nominate a candidate, the Nominating and Corporate Governance Committee will consider the current composition and capabilities of serving board members, as well as additional capabilities considered necessary or desirable in light of our existing needs and then assess the need for new or additional members to provide those capabilities. In addition, the Nominating and Corporate Governance Committee takes a leadership role in shaping our corporate governance, including making recommendations on matters relating to the composition of the board of directors and its various committees and our Corporate Governance Guidelines. The Nominating and Corporate Governance Committee, which met three times and took action on one other occasion in 2011, currently consists of Mr. Bynoe, as Chair, and Mr. Schrott, Ms. Segil and Mr. Shapiro.

Stockholders may propose director candidates for consideration by the Nominating and Corporate Governance Committee. Any such recommendations should include the nominee's name and qualifications for membership to the board of directors and should be directed to our Secretary at the address of our principal executive offices. To nominate an individual for election at an annual stockholder meeting, the stockholder must give timely notice to our Secretary in accordance with our bylaws, which, in general, require that the notice be received by our Secretary not less than 90 days nor more than 120 days before the anniversary date of the immediately prior annual stockholders meeting, unless the annual meeting is moved by more than 30 days before or after the anniversary of the prior year's annual meeting, in which case the notice must be received not less than a reasonable time, as determined by our board, prior to the printing and mailing of proxy materials for the applicable annual meeting. The notice should include a description of the qualifications of the suggested nominee and any information that is required by the regulations of the SEC concerning the suggested nominee and his or her direct or indirect securities holdings or other interests in our company. See "Proposals by Stockholders" for the deadline for nominating persons for election as directors for the 2013 annual meeting.

Each candidate for nomination as a director, including each person recommended by stockholders, is evaluated in accordance with our Corporate Governance Guidelines. In addition, the board of directors has adopted guidelines to be used by the Nominating and Corporate Governance Committee in selecting candidates for membership to the board of directors. These guidelines set forth general criteria for selection, including that

the background and qualifications of the directors, as a group, should be diverse, and a nominee should possess a depth of experience, knowledge and abilities that will enable him or her to assist the other directors in fulfilling the board's responsibilities to our company and our stockholders. In addition, a nominee must be willing to commit that he or she will comply with our director stock ownership guidelines, as discussed below. The guidelines also include the following special criteria for the selection of director nominees:

- A nominee must have a reputation for integrity, honesty, fairness, responsibility, good judgment and high ethical standards.
- A nominee should have broad experience at a senior, policy-making level in business, government, education, technology or public interest.
- A nominee should have the ability to provide insights and practical wisdom based on the nominee's experience and expertise.
- A nominee should have an understanding of a basic financial statement.
- A nominee should comprehend the role of a public company director, particularly the fiduciary obligation owed to our company and our stockholders.
- A nominee should be committed to understanding our company and its industry and to spend the time necessary to function effectively as a director.
- A nominee should neither have nor appear to have a conflict of interest that will impair the nominee's ability to fulfill his or her responsibilities as a director.
- A nominee should be "independent," as defined by the SEC and NASDAQ. To the extent permitted by applicable law and our bylaws, nominees who do not qualify as independent may be nominated when, in the opinion of the Nominating and Corporate Governance Committee, such action is in our best interests.

Although we do not have a formal policy regarding board diversity, when evaluating candidates for nomination as a director, the Nominating and Corporate Governance Committee does consider diversity in its many forms, including among others, experience, skills, ethnicity, race and gender. We believe a diverse board, as so defined, provides for different points of view and robust debate among our board members and enhances the effectiveness of the board. We believe we have a very diverse board of directors, which includes one or more current and/or former CEOs, CFOs, investment bankers, experts in communications, marketing and strategy, auditors and business people and individuals of different race, gender, ethnicity and background.

Decisions regarding the renomination of directors for additional terms on the board of directors are governed by the general and specific criteria described above and by the Nominating and Corporate Governance Committee's evaluation of the directors' performance and contribution to the board. In addition, as a general rule, a non-employee director will not be renominated if he or she has served 15 years as a member of the board of directors. The Nominating and Corporate Governance Committee reserves the right to renominate any director regardless of the length of his or her service if, in the judgment of the Nominating and Corporate Governance Committee, such renomination is in our company's and our stockholders' best interests.

In February 2012, the board of directors approved revised stock ownership guidelines for non-management directors. Each non-management director is now expected to own shares of our common stock having a minimum value of five (5) times the cash portion of the annual non-management director retainer (which currently equates to $375,000) by the later of February 15, 2017 and five years after joining the Board. Stock unit grants are counted for purposes of fulfilling this guideline.

The information contained in this proxy statement with respect to the Audit Committee Charter, the Compensation Committee Charter, the Nominating and Corporate Governance Committee Charter and the independence of the non-management members of the board of directors shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall the information be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference in a filing.

Retirement Plan Committee. The Retirement Plan Committee is composed of three independent directors and operates under a written charter adopted by the board of directors. The Retirement Plan Committee oversees our company's retirement plans, including reviewing the investment strategies and asset performance of the plans, compliance with the plans and the overall quality of the asset managers, plan administrators and

communications with employees. The Retirement Plan Committee, which met two times and took action on one other occasion in 2011, currently consists of Mr. Barnes, as Chair, and Mr. Fraioli and Mr. Kahan.

Executive Sessions of the Board of Directors

Our independent directors have regularly scheduled executive sessions in which they meet outside the presence of management. Myron A. Wick, III has been elected as the Lead Director by our independent directors. Mr. Wick presides at executive sessions of the board.

Communications with the Board of Directors

Any stockholder or interested party who wishes to communicate with the board of directors or any specific director, including the Lead Director, any non-management director, the non-management directors as a group, any independent director or the independent directors as a group, may do so by writing to such director or directors at: Frontier Communications Corporation, Three High Ridge Park, Stamford, Connecticut 06905. This communication will be forwarded to the director or directors to whom it is addressed. This information regarding contacting the board of directors is also posted on the Investor Relations page of our website, *www.frontier.com*.

Code of Business Conduct and Ethics

We have a Code of Business Conduct and Ethics (the "Code of Conduct") to which all employees, executive officers and directors, which for purposes of the Code of Conduct we collectively refer to as "employees," are required to adhere in addressing the legal and ethical issues encountered in conducting their work. The Code of Conduct requires that all employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner, and otherwise act with integrity. Employees are required to report any conduct that they believe, in good faith, is an actual or apparent violation of the Code of Conduct and may do so anonymously by using our Ethics Hotline. The Code of Conduct includes specific provisions applicable to our principal executive officer and senior financial officers. We disclose on our website any amendment to, or waiver of, any provision of our Code of Conduct that is required to be disclosed pursuant to securities laws. A copy of the Code of Conduct is available upon request to our Secretary, or may be viewed or downloaded from the Investor Relations page of our website, *www.frontier.com*.

Related Person Transactions Policy

The board of directors adopted a policy addressing our procedures with respect to the review, approval and ratification of "related person transactions" that are required to be disclosed pursuant to SEC regulations. The policy provides that any transaction, arrangement or relationship, or series of similar transactions, in which we are involved, with a "related person" (as defined in the SEC regulations) who has or will have a direct or indirect material interest and which exceeds $120,000 in the aggregate shall be subject to review, approval or ratification by the Nominating and Corporate Governance Committee. In its review of related person transactions, the Nominating and Corporate Governance Committee shall review the material facts and circumstances of the transaction and shall take into account certain factors, where appropriate, based on the particular facts and circumstances, including (i) the nature of the "related person's" interest in the transaction, (ii) the significance of the transaction to us and to the "related person" and (iii) whether the transaction is likely to impair the judgment of the "related person" to act in the best interest of our company.

No member of the Nominating and Corporate Governance Committee may participate in the review, approval or ratification of a transaction with respect to which he or she is a "related person" provided that such person can be counted for purposes of a quorum and shall provide such information with respect to the transaction as may be reasonably requested by other members of the committee or the board.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section provides information regarding the 2011 compensation program in place for our Chairman, President and Chief Executive Officer (our "CEO"), our Chief Financial Officer (our "CFO") and our three most highly-compensated executive officers other than our CEO and CFO. These are the executive officers named in the Summary Compensation Table presented in this proxy statement (the "named executive officers" or "NEOs"). This section includes information regarding our executive compensation philosophy, the overall objectives of our compensation program and each component of compensation that we provide. This section also describes the key factors the Compensation Committee considered in determining the compensation for the named executive officers in 2011. Company and compensation-related highlights for 2011 were as follows:

- On July 1, 2010, the company completed its acquisition of approximately 4.0 million access lines across 14 states and related business assets from Verizon Communications Inc., which tripled the size of the company. During 2011, the company made significant progress on the integration of the acquisition and began to improve financial metrics and customer retention.
- In 2011, we lowered access line churn by 8.3%, delivered $5.2 billion in revenues and $1.7 billion in operating cash flow, achieved $552 million in acquisition synergies, built-out High-Speed Internet availability to over 415,000 additional homes and added 45,200 new high speed customers.
- In October 2011, we converted the entire acquired business to the company's legacy financial and human resources systems and four of the thirteen states of the acquired business to our legacy customer and operating systems. In March 2012, the company commenced the conversion of the remaining nine states of the acquired business onto the company's legacy customer and operating systems. The completion of the conversions will significantly enhance the company's ability to effectively manage the business and reduce costs.
- Despite the ongoing challenging economic environment, we continued to deliver solid operating performance, both on an absolute and a relative basis. Our performance against the financial metrics we use to measure our executives was 93.9% of the targets, on average, established by the board of directors in February 2011. However, as this was below target, compensation payouts were reduced accordingly. See "Cash Compensation—Annual Bonus" below.
- For 2011, we modified the Frontier Bonus Plan, the company's annual cash incentive bonus plan, to more strongly align executive compensation with annual performance. We instituted a performance threshold below which no incentive cash bonuses will be awarded. In addition, we incorporated performance leverage into the bonus plan. As a result, we increased upside potential for above-target performance and decreased bonus payouts for below-target performance. This design increases the incentive for executives to exceed targets. See "Cash Compensation—Annual Bonus" below.
- Consistent with our compensation philosophy, 82% of our CEO's 2011 compensation was "at risk" and contingent upon performance against specified company and individual goals, and of that amount, 74% was in the form of restricted stock. Similarly, for the other named executive officers as a group, 76% of their total compensation was at risk, and of that amount, 72% was paid in restricted stock. See "Compensation Mix" below.
- Consistent with executive compensation best practices, we amended our stock ownership guidelines to increase the amount of stock our Senior Leadership Team members are expected to own. See "Equity Compensation—Stock Ownership Guidelines" below.
- At our 2011 Annual Meeting of Stockholders held on May 12, 2011, stockholders voted in favor of our executive compensation program, with over 93% approving our executive compensation program, philosophy and disclosure.

In addition to the above, in 2010 we entered into an amended and restated employment agreement with Maggie Wilderotter, our CEO. The amended agreement incorporates a variety of best practices. Mrs. Wilderotter is no longer entitled to guaranteed minimum equity awards or gross-up payments on amounts she may receive in connection with a change in control and she is no longer eligible for severance payments if we decide not to renew her employment agreement. See "Post-Employment Compensation—Termination of Employment and Change-in-Control Arrangements" below.

In February 2012, we adopted the Frontier Long-Term Incentive Plan (LTIP), which will further promote the alignment of stockholder and executive interests by setting aggressive targets for operating cash flow over a three-year time horizon and taking into account the performance of our stock relative to a peer group.

Executive Compensation Philosophy

The company's executive compensation philosophy is designed to achieve a number of objectives:

Establish clear alignment between the interests of our executives and those of our stockholders. Our executive compensation program is designed to align the interests of our executives with those of our stockholders by rewarding performance measured by certain key financial metrics, including revenue; earnings before interest, taxes, depreciation and amortization, excluding certain non-cash items (EBITDA); and operating cash flow (EBITDA less capital expenditures for business operations), and specific operating goals. In the case of annual awards, these metrics and goals are derived from the company's annual business plan and are discussed in more detail below.

Additionally, the executives' interests are aligned with our stockholders' interests through the use of restricted stock awards rather than cash as a significant component of annual compensation. This encourages our executives to focus their attention on decisions that emphasize long-term returns for our stockholders. We also have established and maintain minimum stock ownership guidelines for our CEO and her direct reports who are members of our Senior Leadership Team.

As mentioned above, in 2012 we adopted the LTIP, which will further align stockholder and executive interests by incenting executives to achieve financial goals during a multi-year period, thus balancing the focus on short- and long-term financial performance and taking into account our Total Shareholder Return relative to a peer group.

Reinforce our performance culture. Given the intensely competitive environment in the communications services industry, we believe that it is important that we have a culture that rewards performance with respect to critical strategic, financial and operational goals. Our executive compensation program is designed to reward superior performance over both the short- and long-term. We accomplish this goal by making a majority of our named executive officers' compensation "at risk," i.e., contingent upon achievement of specified company and individual performance goals, and by not having any executive employment arrangements with guaranteed minimum provisions, other than base salary. See "Compensation Mix" below. The following components of executive compensation are at risk:

- **Annual cash bonuses** are paid based upon achievement of specified company-level financial and non-financial targets and individual performance.
- **Restricted stock** is awarded annually to executives based on achievement of specified company-level financial targets and individual performance. Failure to attain threshold performance goals results in forfeiture of the award opportunity. Once earned based on performance, the ultimate value derived from the restricted stock award itself is tied to both changes in Frontier stock price as well as dividends paid during the multi-year vesting period. This design links the value of the awards to the company's long-term performance, as well as continued service, further reinforcing our performance culture and supporting our retention objective.
- Commencing in 2012, the **LTIP** is designed to promote long-term performance by rewarding the achievement of specified annual operating cash flow goals during three-year performance periods. LTIP awards are denominated and payable in shares of the company's common stock at the end of the applicable three-year performance period based on achievement of operating cash flow targets and specified relative-to-peer levels of Total Shareholder Return. Failure to attain threshold operating cash flow goals over a three-year Measurement Period will result in forfeiture of the corresponding LTIP award. We did not offer a long-term incentive opportunity in 2011 due to the difficulty of setting multi-year performance goals during the transition period following the Verizon transaction, which closed in July 2010. Now that we are nearing the completion of the integration of the acquired business into the company, we have gained greater precision in forecasting future performance goals and have introduced a new long-term incentive plan. As a result of the adoption of the new LTIP in February 2012, we reduced restricted stock award targets to maintain current targeted compensation level and mix.

The company reinforces its performance culture by avoiding entitlement-based benefits and perquisites that are not performance-based. Our executives are eligible to participate in a comprehensive healthcare benefit plan, but we require the executives to pay a higher percentage of the costs than other employees. The only retirement benefit the company offers to executives is a 401(k) match, which is available on the same basis to all non-union, full-time employees who participate in the company's 401(k) plan. The company does not offer any active pension benefits or post-retirement medical benefits to executive officers. The company does not believe in rewarding its executives with tenure-based benefits such as pension plans or post-retirement medical benefits.

Hire and retain talented executives. The quality of the individuals we employ at all levels of the organization is a key driver of our performance as a company, both in the short-term and in the long-term. We employ "utility players" or "athletes"—executives with an interdisciplinary set of skills who can fill many roles and whose responsibilities often extend beyond the traditional scope indicated by their titles. Accordingly, it is critical for us to be able to hire and retain the best executive talent in the marketplace and one of the important tools to do so is to pay competitive total compensation.

In order for us to hire and retain high performing executives with the skills critical to the long-term success of our company, we have implemented a compensation program that is competitive in comparison to comparable companies based on size, overall complexity and the nature of our business. We differentiate compensation opportunities among our named executive officers to reflect a variety of factors, including market compensation rates as well as the individual executive's tenure in the position, experience and skill set, importance to the company, sustained performance over time and readiness for promotion to a higher level and role in the overall succession planning process. We have also established multi-year vesting schedules for restricted stock and LTIP awards that are designed to help us retain valuable executives notwithstanding the competition for talent.

Ensure company goals are fully aligned throughout the organization. Each year, we establish goals in three broad categories that we refer to as the "3Ps" (People, Product and Profit) to achieve the company's business plan for the year. These goals reflect the performance objectives that we have established for the relevant year for all employees, including the named executive officers. In the fourth quarter of 2010, our CEO and top company leaders developed the company's business plan for 2011, which was adopted by the board of directors. The 3Ps for 2011, which were reviewed by the Compensation Committee and adopted by our board of directors, were derived from the 2011 business plan. Following their approval, the 3P goals were communicated to all employees in the first quarter of 2011. The named executive officers are accountable for leading the company to achieve the 3P goals each year and are rewarded based on achieving specified 3P goals that are the key priorities for our business.

Compensation Program Design

To achieve the objectives described above, we offer a straightforward executive compensation program that rewards our executives for both short-term (one year) and long-term performance. For 2011, three primary components of compensation were available to our executives: base salary, an annual cash bonus opportunity and restricted stock awards. In 2012, a fourth component was added, the LTIP. Of these components, only base salary represents fixed compensation. Each of the other components is variable based on the performance of both the company and the individual executive, measured against specific pre-established goals and targets.

The Compensation Committee considers many factors in determining the amount of total compensation and the individual components of that compensation for each named executive officer, including the executive's experience level, value to the organization and scope of responsibility. Since the market for talented executives is highly competitive, the Compensation Committee also considers the compensation that is paid to executives in comparable companies with whom we compete for talent, which we refer to as our "peer group." For more information about our peer group, see "Market and Peer Group Reviews" below. The peer group information provides valuable comparative insights and is one of many factors considered by the Compensation Committee in setting executive compensation. In general, it is our aim to offer total compensation to our executives that would place them, on average, at the 50th percentile rank relative to the peer group. Under this approach, newly promoted executives and those new to their role may be placed below the median to reflect their limited experience and evolving skill set. Similarly, executives with significant experience and, therefore, above-market skills, or those executives who have sustained high performance and are most critical to the

company's long-term success, may be placed above the median. We believe that this strategy enables us to successfully hire, motivate and retain talented executives while simultaneously ensuring a reasonable overall compensation cost structure relative to our peers.

In making its compensation decisions, the Compensation Committee reviews tally sheets setting forth all components of compensation paid to the named executive officers for the past five years, along with targeted compensation for those years, including base salary, bonus, grant date values of restricted stock awards, the special transaction and retention bonuses paid in 2010 and the value of dividends paid on unvested restricted shares. These tally sheets also show the executives' holdings of unvested restricted stock from prior years' awards and the current value of those shares. The Compensation Committee uses these tally sheets to (i) review the total annual compensation of the named executive officers over the past five years, (ii) assess the executive officers' compensation against their individual and company performance over that period and (iii) assure that the Committee has a comprehensive view of our compensation programs.

Impact of 2011 Say-on-Pay Vote

The Compensation Committee considers the results of the annual stockholder vote on our executive compensation program when evaluating and determining compensation policies and the compensation for the CEO and the other named executive officers. The 2011 stockholder vote affirmed the Compensation Committee's decisions for 2010, given the 93% shareholder approval of our executive compensation program. The Compensation Committee recognizes the importance of continuing to align executive compensation with stockholders. Consistent with best practice, it determined to make additional changes to the executive compensation program to achieve this goal, including enhancing stock ownership requirements and adopting the LTIP.

Roles and Responsibilities

The Compensation Committee of the board of directors is responsible for overseeing and approving our executive compensation philosophy and compensation programs, as well as determining and approving the compensation for our CEO and other key senior executives. At the beginning of each year, the Compensation Committee reviews and approves the 3Ps that apply to the senior executives, as well as individual performance goals for the named executive officers, and approves the target levels for each of the compensation components that apply to the named executive officers for the upcoming year. Each year, at its February committee meeting, the Compensation Committee assesses our CEO's performance for the year just ended to determine the appropriate award for each component of her total compensation. The Compensation Committee then reviews its recommendations for our CEO with the other non-management directors and considers any additional input from them before finalizing its decision.

Our CEO annually reviews the performance of the other key senior executives for the year just ended, including the named executive officers, and presents to the Compensation Committee her performance assessments and compensation recommendations, including the award for each component of the executive's total compensation. Mrs. Wilderotter's review consists of an assessment of the executive's performance against company-level and individual goals and targets. The Compensation Committee then follows a review process with respect to these executives similar to that undertaken for Mrs. Wilderotter. After review and any adjustments, as appropriate, the Compensation Committee approves the compensation decisions for these executives.

The Compensation Committee has the authority to retain outside counsel, compensation consultants and other advisors to assist it in carrying out its responsibilities. The Committee has the sole authority to retain, compensate, direct, oversee and terminate counsel, compensation consultants and other advisors hired to assist the Committee, who are accountable ultimately to the Committee. The Compensation Committee retains an independent executive compensation consultant to assist in the development of compensation programs, evaluation of compensation practices and the determination of compensation awards. The role of the compensation consultant is to provide objective third-party data, advice and expertise in executive compensation matters. The decisions made by the Compensation Committee are the responsibility of the Compensation Committee and reflect factors and considerations in addition to the information and recommendations provided by the compensation consultant and outside counsel.

In 2011, the Compensation Committee re-engaged Frederic W. Cook & Co. Inc. as its independent executive compensation consultant for 2012. Frederic W. Cook & Co. has been engaged by the Compensation Committee as its independent executive compensation consultant since 2010. In 2011, Frederic W. Cook & Co. provided to the Compensation Committee advice and insights on compensation matters, including the peer group, the company's bonus plan and the LTIP design, and reviewed this Compensation Discussion and Analysis. Frederic W. Cook & Co. provides no other services to the company.

The Compensation Committee reviews on a periodic basis the company's management compensation programs, including any management incentive compensation plans, to determine whether they are appropriate, properly coordinated and achieve their intended purposes(s), and recommends to the board any modifications or new plans or programs.

Compensation Mix

Consistent with our philosophy of having a majority of the named executive officers' compensation "at risk" and contingent upon specified company and individual performance goals, the following charts show the proportion of each of the principal compensation components to total compensation for the CEO and for the other named executive officers as a group for 2011. We refer to this ratio as "performance-based pay" or "variable pay." For Mrs. Wilderotter, 82% of her 2011 total compensation was variable and 76% was variable for the other named executive officers as a group. The variable percentage of total compensation is greater for the CEO than for the other named executive officers because the CEO's duties are substantially more extensive. Therefore, to ensure alignment with stockholder's interests, a larger portion of the CEO's total compensation is variable or, "at risk."


CEO 2011
Compensation Mix
Annual
Incentive
Bonus
21%
Base
Salary
18%
Restricted
Stock
Awards
61%


Other NEOs* as a Group
2011 Compensation Mix
Annual
Incentive
Bonus
22%
Base
Salary
24%
Restricted
Stock
Awards
54%

* *The named executive officers other than the CEO*

Components of the Executive Compensation Program

The following describes the components that comprise our executive compensation program and post-employment compensation, the rationale for each component and how awards were determined for 2011.

Cash Compensation

Base Salary. Base salary levels for our executives, on average, are set at approximately the 50th percentile for comparable executives within our peer group. We believe a salary scale set at this level, when considered together with the other components of compensation, is sufficient to attract and retain talented executives. We conduct an annual merit review of our executives, generally held in February of each year, where each executive's performance for the year just ended is reviewed against his or her individual and company goals. The overall budget for merit increases is set by management using an average of the merit increase percentages

in national compensation surveys in each year and consideration of the company's performance. Executives are eligible for increases to their base salary based on individual performance.

An executive may also receive an increase in base salary when promoted, if the executive is given increased responsibility or if the executive's base salary is determined to be below the 50th percentile of our peer group. The Compensation Committee determines all changes to the base salary of Mrs. Wilderotter. Changes to the base salary for our other named executive officers are determined by the Compensation Committee, taking into account the recommendations of Mrs. Wilderotter. Base salary is targeted to represent between 15 and 20 percent of total compensation for 2011 for the CEO and between 20 and 30 percent of each other named executive officer (for this purpose, total compensation consists of base salary, the annual cash bonus payment and the grant date fair market value of restricted stock awards). This is consistent with our philosophy of having a majority of the named executive officer's compensation "at risk" and contingent upon specified company and individual performance goals.

The Compensation Committee determined not to award merit increases to base salary for 2012 to the Senior Leadership Team, including the CEO and the other named executive officers, and the Regional Presidents and Senior Vice Presidents based on the company's 2011 revenue decline.

Annual Bonus. The named executive officers participate in the Frontier Bonus Plan, which is the same bonus plan in which all eligible non-union employees participate (although the executive officers' performance is measured against the weighted 3Ps, as described below). This component of executive compensation is designed to incent and reward our executives for achieving pre-established and measurable annual performance goals. Target bonuses are established at the beginning of each year and are set as a percentage of the named executive officer's base salary. The target bonus for each named executive officer, other than Mrs. Wilderotter, is 100% of the officer's base salary. Under the terms of her employment agreement, Mrs. Wilderotter's target bonus is 135% of her base salary. The terms of Mrs. Wilderotter's employment agreement are described below under "Employment Arrangements; Potential Payments upon Termination or Change-in-Control." The annual cash bonus is targeted to represent between 15 and 20 percent of total compensation for 2011 for the CEO and between 20 and 30 percent for each other named executive officer.

The performance goals for the Frontier Bonus Plan are based on our 3P goals (which, as previously stated, are our company-wide People, Product and Profit goals) and also include individual goals for each executive, which are consistent with our overall 3P goals. The performance goals are "stretch" goals that are designed to incent our executives to drive high performance and achieve the company's strategic, operational and financial objectives. As a result, we believe the goals will be difficult to achieve but are attainable with significant effort. In the last three years, the company has performed at varying levels of the established 3P goals, but in each year the bonus pool has been less than 100% of the target.

Bonuses may be paid upon partial or full achievement of company and individual goals. For 2011, the goals and corresponding weightings used in determining bonus payouts for the named executive officers are shown in the following table and narrative. The weightings used reflect the relative importance of the goals to the overall success of the company. We refer to the first three goals shown in the table below, namely achievement of financial targets, achievement of acquisition-related objectives and achievement of key 3P deliverables, as the "weighted 3Ps."

2011 Bonus Goals	Weighting to Set Bonus Pool	Payout Weighting
(1) Achievement of financial targets	50%	43%
— Revenue, EBITDA, Operating Cash Flow (equally weighted)		
(2) Achievement of acquisition-related objectives	25%	21%
— Acquisition synergies and integration (40%)		
— Four state conversion (60%)		
(3) Achievement of key 3P deliverables	25%	21%
— Broadband build-out (20%)		
— Wireless data and voice plans (20%)		
— Performance/Culture reviews (10%)		
— Net residential customers (25%)		
— Net commercial customers (25%)		
(4) Leadership and individual performance	—	15%
	100%	100%

We use the above financial goals to measure executive performance because management uses them to assist in analyzing the company's underlying financial performance from period to period, to evaluate the financial performance of our business units, to analyze and evaluate strategic and operational decisions and to assist management in understanding the company's ability to generate cash flow and, as a result, to plan for future capital operational decisions. We included the achievement of acquisition-related objectives because of the magnitude and importance of these objectives to the company. These objectives consist of achieving $479 million of annualized cost synergies and integration objectives, and the successful conversion of four acquired states from acquired systems to legacy systems. We use the achievement of the key 3P deliverables in order to more closely align the executive's performance with the company's objectives. The key 3P deliverables consist of targets for broadband build-out, wireless data and voice plans and residential and commercial customers, as well as results from the implementation of a performance management process into the new properties and the culture integration of our employees into one company. All of these goals were identified by the Compensation Committee as critical to the success of the company and the integration of the acquired business. The number of goals for 2011 has been reduced from prior years to strengthen executive focus on critical performance objectives. In addition, 15% of the executive's bonus is based on the assessment of the executive's leadership and performance against individual goals that are tailored to the specific executive based on the executive's role and responsibilities and are directly linked to the overall company 3P goals.

The bonus pool for 2011 was funded based on the company's performance on the weighted 3Ps. The bonus pool (and the maximum individual allocations established under the plan) represents the maximum amount of bonus awards that the Compensation Committee may approve under the Frontier Bonus Plan as "qualified performance-based compensation" for tax purposes pursuant to Section 162(m), but is not a guarantee of payment to any individual.

The bonus payout can be from 0%, for below-threshold performance, to up to 130%, for outstanding performance, of each executive's target bonus opportunity. The Compensation Committee set a minimum performance threshold of 85% of the weighted 3P goals and a maximum performance threshold of 111% of the weighted 3P goals. We employ an approximately 2 to 1 linear interpolation for results between 85% and 106% and an approximately 4 to 1 linear interpolation for results between 106% and the maximum 111%. The remainder of the bonus opportunity (15%) is based on the assessment of the executive's leadership and performance against the executive's individual goals, subject to the same payout factor used for the weighted 3P payout.

The Compensation Committee may use discretion to decrease, but not increase, the actual bonus payout for Mrs. Wilderotter (subject to the same 0-130% range), which is known as "negative discretion." Bonus payouts for the other named executive officers are determined by the Compensation Committee, taking into account the recommendations of Mrs. Wilderotter, and any negative discretion employed by the Compensation Committee.

In determining bonus payouts for the named executive officers for 2011, the company's performance against the financial targets were as follows (dollars in millions):

2011 Financial Targets	Threshold ($)	Target ($)	Maximum ($)	Actual ($)	Performance Against Goal (%)
Revenue	$5,116	$5,450	$5,672	$5,243	96.2%
EBITDA (1)	$2,228	$2,646	$2,952	$2,486	94.0%
Operating cash flow (2)	$1,528	$1,896	$2,205	$1,737	91.6%

(1) Defined as operating income, as adjusted, plus depreciation and amortization.

(2) Defined as EBITDA less capital expenditures for business operations.

For the acquisition-related objectives and key 3P deliverables, the company's performance against the quantifiable goals was measured as a percentage of achievement versus the targets for those goals. The Compensation Committee determined the performance against other acquisition-related objectives and key 3P deliverables based on its qualitative evaluation of the company's progress against these objectives. The Compensation Committee assessed the performance against the goal to achieve estimated cost synergies and integration, weighted 40% and 60%, respectively, at 108.0%. This was based on $552 million of synergies achieved versus the target of $479 million, and the successful four state conversion to legacy operating and customer systems completed ahead of schedule and the additional conversion of the entire acquired business to legacy financial and human resources systems. The Compensation Committee assessed the performance of the key 3P deliverables based on the performance against each goal as shown in the table below. The broadband build-out goal was 476,000 households and the actual build out was to 415,500 homes. The wireless data and voice plans goal was assessed to be below-target. The performance/culture reviews were assessed to be at target based on the strong employee survey results, the culture committee results and the implementation of a performance management process into the acquired properties. The Compensation Committee assessed the net residential and commercial customer goals based on the performance of the company's customer acquisitions versus deactivations.

The performance against the weighted 3P goals was as follows:

Weighted 3P Goals	2011 Performance
Financial Targets (43%) (equally weighted)	
Revenue	96.2%
EBITDA	94.0%
Operating Cash Flow	91.6%
Performance	**93.9%**
Acquisition-Related Goals (21%)	
Acquisition synergies and integration (40%)	110.0%
Four state conversion (60%)	105.0%
Performance	**108.0%**
Key 3P Deliverables (21%)	
Broadband build-out (20%)	87.3%
Wireless data and voice plans (20%)	50.0%
Performance/culture reviews (10%)	100.0%
Net residential customers (25%)	100.4%
Net commercial customers (25%)	91.1%
Performance	**85.3%**
Total Weighted 3P Performance (85%)	**95.3%**

Applying the payout factor applicable to a 95.3% total weighted 3P performance, the total weighted 3P payout was 90.0%. However, Mrs. Wilderotter recommended to the Committee that the payout for senior leadership, including the Senior Leadership Team, Senior Vice Presidents and Regional Presidents, be reduced to 87% because the payout for the rest of the bonus eligible employees was 87% based on the overall 3P results, and she did not want senior leadership to have a higher percentage payout. The Compensation Committee concurred with Mrs. Wilderotter's recommendation and determined to use negative discretion to reduce the total weighted 3P payout to 87%, consistent with the payout for all other bonus eligible leaders in the company using the overall 3P scorecard.

After the determination of the amount an executive has earned pursuant to the weighted 3Ps, the executive's individual performance is then assessed, which accounts for 15% of the executive's total bonus opportunity. For each named executive officer (other than Mrs. Wilderotter), the Compensation Committee takes into account a performance evaluation provided by Mrs. Wilderotter against the executive's individual goals, including a qualitative assessment of the executive's contributions and effectiveness on an individual basis and as a leader in the organization. For Mrs. Wilderotter, the Compensation Committee performed a similar assessment. The amount of the bonus payout for each named executive officer was determined using the executive's base salary as of December 31, 2011. The payouts for these individual goals, subject to the same payout factor used for the weighted 3P payout, and total bonus payouts (i.e., the sum of the total weighted 3P payout and individual goal payout), as a percentage of the executives' targets were as follows:

Name	Individual Goal Payout x Payout Factor	Total Bonus Payout
Mary Agnes Wilderotter	15.0%	89.0%
Donald R. Shassian	14.4%	88.3%
Daniel J. McCarthy	17.0%	90.9%
Cecilia K. McKenney	17.0%	90.9%
Kathleen Q. Abernathy	14.4%	88.3%

For 2012, the goals and corresponding weightings to be used in determining bonus payouts for the named executive officers are shown in the following table and narrative.

2012 Bonus Goals	Weighting to Set Bonus Pool	Payout Weighting
(1) Achievement of financial targets	50%	43%
— Revenue, EBITDA, Operating Cash Flow (equally weighted)		
(2) Achievement of acquisition-related objectives	25%	21%
— Deliver on synergies and integration (40%)		
— Complete nine state conversion (60%)		
(3) Achievement of key 3P deliverables	25%	21%
— Launch two new revenue businesses (20%)		
— Performance reviews (10%)		
— Net residential customers (20%)		
— Net commercial customers (20%)		
— Residential customers on price protection plans (15%)		
— Small/ROHO customers on price protection plans (15%)		
(4) Leadership and individual performance	—	15%
	100%	100%

The bonus pool for 2012 for the Senior Leadership Team will be established based on the company's performance on the first three categories shown in the table above, namely achievement of financial targets, achievement of acquisition-related objectives and achievement of key 3P deliverables, using the weightings shown. Under the bonus plan for 2012, the bonus payout can be from 0%, for below threshold performance, to 130%, for outstanding performance, of target of each executive's target bonus opportunity.

Equity Compensation

For 2011, equity compensation consisted solely of restricted stock awards. Beginning in 2012, equity compensation will be a combination of restricted stock and LTIP awards. With the introduction of LTIP awards, we reduced restricted stock award targets to maintain current targeted compensation level and mix. Starting in 2012, restricted stock awards will comprise approximately 75% and LTIP awards will comprise approximately 25% of total annual target equity compensation value, except in certain cases where an executive's total compensation is below the 50th percentile or as otherwise approved by the Compensation Committee.

Restricted Stock Awards. We use restricted stock awards to achieve three primary objectives:

(1) to incent and reward the executives for annual company performance;

(2) to enable us to hire and retain talented executives; and

(3) to align the interests of our executives with those of our stockholders through long-term executive ownership of common stock.

Restricted stock awards are granted each year to the Senior Leadership Team, including the CEO and the other named executive officers, and Regional Presidents, Senior Vice Presidents, Vice Presidents and approximately 35% of Regional Vice Presidents, Assistant Vice Presidents, Directors and General Managers based on performance. In 2011, annual restricted stock awards were granted to 246 employees. For the named executive officers, restricted stock awards for 2011 were targeted at the 75th percentile of our peer group for long-term compensation consistent with our philosophy of targeting the 50th–75th percentile for total compensation. As mentioned above, commencing in 2012, 25% of annual equity award targets will consist of LTIP awards. See "Long-Term Incentive Plan" below.

The Compensation Committee sets a target dollar range for restricted stock awards for each named executive officer. The ranges, however, do not imply a minimum guaranteed level of equity awarded. In February 2011, the Compensation Committee set the following target dollar ranges for restricted stock awards for 2011 performance for each named executive officer:

Name	2011 Target Range for Restricted Stock Awards ($)
Mary Agnes Wilderotter	$3,000,000–$5,000,000
Donald R. Shassian	$1,000,000–$1,800,000
Daniel J. McCarthy	$750,000–$1,400,000
Cecilia K. McKenney	$500,000–$900,000
Kathleen Q. Abernathy	$500,000–$900,000

The value of the restricted stock awards is targeted to represent between 60 and 70 percent of total compensation for 2011 for the CEO and between 45 and 60 percent for each other named executive officer, which is consistent with our philosophy of having a majority of the named executive officer's compensation "at risk" and contingent upon specified company and individual performance goals.

The restricted stock plan has a minimum financial performance threshold in order for any restricted stock grants to be awarded. The Compensation Committee set a minimum performance threshold of 90% of each of the three financial targets, revenue, EBITDA and operating cash flow. This ensures that the company only rewards executives for performance at or near approved target levels. The actual dollar value of restricted stock that is awarded to each executive is based on the midpoint of each executive's range and the company performance against the weighted 3Ps, as adjusted for individual performance, except in cases where an executive's total compensation is below the 50th percentile. This dollar amount is then converted to a number of shares of restricted stock based on the market price of the company's common stock on the date of grant. All annual restricted stock awards for named executive officers vest in 25% increments over four years. Because the initial grant of restricted stock awards is performance conditioned, these awards have no market or performance conditions to vesting. The Compensation Committee assesses Mrs. Wilderotter's individual performance and determines the actual amount of the restricted stock award. Restricted stock awards for the other executives, including the other named executive officers, are determined by the Compensation Committee, taking into account the recommendations of Mrs. Wilderotter. For 2011, restricted stock awards were subject to the same payout factor used for the weighted 3P payout. In February 2012, the Compensation Committee granted restricted stock awards to the named executive officers as set forth below under "2011 Named Executive Officer Compensation."

The Compensation Committee follows a general practice of making all restricted stock awards to our executives, including the named executive officers, on a single date each year, with the exception of awards to eligible new hires, which are awarded as of the date of hire. Typically, the Compensation Committee makes these restricted stock grants at its regular meeting in February based on the prior year's results.

Long-Term Incentive Plan Awards. In February 2012, the Compensation Committee, in consultation with the other non-management directors and the Committee's independent executive compensation consultant, adopted a new LTIP in order to further align the interests of our stockholders and our executives. We believe the use of LTIP awards as a component of compensation is consistent with best practices, balancing the focus on short- and long-term financial performance and reinforcing our performance culture by subjecting a portion of targeted compensation to long-term performance and taking into account the performance of our stock

relative to a peer group, all as more fully discussed below. The company's existing long-term incentive plan has been inactive since 2009 and no awards have been paid out under that plan since its adoption in 2008. The LTIP is offered under the 2009 Equity Incentive Plan and participants consist of senior vice presidents and above, including the named executive officers. The LTIP is designed to incent and reward our senior executives if they achieve operating cash flow goals over three-year performance periods, which we refer to as Measurement Periods, and specified relative levels of Total Shareholder Return over the three-year periods. LTIP awards are granted in the form of performance shares. Like restricted stock awards, which are granted based on prior year performance and then time-vested, LTIP awards have both performance and time-vesting conditions.

Beginning in 2012, during the first 90 days of a three-year Measurement Period, a target number of performance shares will be awarded to each LTIP participant with respect to the Measurement Period. The performance metrics under the LTIP are (1) annual targets for operating cash flow based on a goal set during the first 90 days of each year in the three-year Measurement Period and (2) an overall performance "modifier" set during the first 90 days of the Measurement Period, based on our company's total return to stockholders (i.e., Total Shareholder Return or "TSR") relative to the Diversified Telecommunications Services Group (GICS Code 501010) for the three-year Measurement Period. LTIP awards will be paid out in the form of common stock shortly following the end of the three-year Measurement Period. Operating cash flow performance will be determined at the end of each year and the annual results will be averaged at the end of the three-year Measurement Period to determine the preliminary number of shares earned under the LTIP award.

For the 2012-2014 Measurement Period, the Compensation Committee determined that the payout of each participant's LTIP award can be from 0%, for below-threshold performance, to 130%, for outstanding performance. Additionally, the Compensation Committee set a minimum average-performance threshold of 70% of targeted operating cash flow and a maximum average-performance limit of 130%. Average operating cash flow performance between these ranges will be interpolated on a straight-line basis. The TSR performance measure adds another performance threshold and is applied to decrease or increase payouts based on the company's three-year relative TSR performance (earned shares will be reduced 25% for 25th percentile or less relative TSR performance, no change to earned shares for 50th percentile relative TSR performance, and earned shares will be increased 25% for 75th percentile and above relative TSR performance). Relative TSR performance between these ranges will be interpolated on a straight-line basis. As a result, depending on the average annual operating cash flow results over the three-year Measurement Period and the three-year relative TSR performance, executives will earn shares of common stock at the end of the 2012-2014 Measurement Period ranging from 0% to 162.5% (130% of the maximum performance award increased by 25% for 75th percentile or above relative TSR performance) of the number of performance shares awarded. Shares awarded under the LTIP are intended to be "qualified performance-based compensation" for tax purposes pursuant to Section 162(m).

Dividends on performance shares will be accrued and paid out at the end of the three-year Measurement Periods only with respect to the performance shares that are earned by the participant.

Stock Options. We do not make stock option awards to executive officers and have not done so since 2002. Given the historical price range of our common stock, the stock's volatility characteristics and our common stock dividend, we believe selective restricted stock grants and LTIP awards are more valuable and appropriate than option grants and, therefore, stronger hiring and retention tools. Further, restricted stock and LTIP awards result in the issuance of fewer shares.

Stock Ownership Guidelines. To further align our executives' interests with those of our stockholders, our board of directors established stock ownership guidelines for the CEO and the other members of the Senior Leadership Team. Previously, the CEO was expected to own shares of the company's common stock having a minimum value of two times her base salary and each other member of the Senior Leadership Team was expected to own shares of the company's common stock having a minimum value of one times his or her base salary, in each case including unvested restricted stock awards. After reviewing a survey of similar policies among the companies in our peer group, the Compensation Committee determined to increase the stock ownership guidelines effective April 1, 2011 to five times (5x) base salary for our CEO and two and one-half times (2.5x) base salary for each other member of the Senior Leadership Team. Unvested restricted stock awards are not counted for purposes of fulfilling this requirement. At such times as a member of the Senior Leadership Team does not meet his or her ownership guideline, the executive will be required to hold 50% of

the company's stock that the executive acquires after that date through the company's equity compensation programs, excluding shares sold to pay related taxes. The Compensation Committee administers these stock ownership guidelines.

Other Compensation

Perquisites and Other Benefits. There were no reportable perquisites in 2011 for the CEO or the other named executive officers.

We provide other benefits to our named executive officers on the same basis as all of our non-union, full-time employees. These benefits consist of medical, dental and vision insurance, basic life and disability insurance and matching contributions to our 401(k) plan for employees who participate in the plan.

Post-Employment Compensation

Frontier Pension Plan. This defined benefit pension plan was frozen for all non-union participants in 2003 (and, for some participants, earlier than 2003 depending on the participant's employment history). The plan was frozen both with respect to participation and benefit accruals. Daniel McCarthy, Executive Vice President and Chief Operating Officer, is the only named executive officer who has vested benefits under the Frontier Pension Plan, as all other named executive officers joined the company after the plan was frozen.

Termination of Employment and Change-in-Control Arrangements. To attract talented executives, support retention objectives and ensure that executives review potential transactions with objectivity and independence, we provide certain post-employment benefits to the named executive officers. These benefits vary among the named executive officers depending on the arrangements negotiated with the individual executive upon his or her joining the company. The company's change-in-control arrangements promote the unbiased and disinterested efforts of our executives to maximize stockholder value before, during and after a change-in-control of the company that may impact the employment status of the executives. The benefits for the named executive officers are described below under "Employment Arrangements; Potential Payments upon Termination or Change-in-Control."

Market and Peer Group Reviews

In 2011, the Compensation Committee directed Frederic W. Cook & Co., its independent executive compensation consultant, to develop a peer group to assess the competitiveness of our executive compensation program to reflect the size and scale of the company following the Verizon transaction and then conduct a comprehensive study with respect to the compensation of the Senior Leadership Team. The study included comparing the compensation of certain senior executives to the compensation of executives holding comparable positions at companies in the peer group as reported in publicly-available documents. The peer group was developed using companies in our industry, our competitors for customers, executive talent and investor capital, and other companies of our size (based on revenue and market capitalization). Taking into account the advice of its compensation consultant, the Compensation Committee determined that the size of the peer group should include between 12 to 20 companies to ensure data reliability and stability. The 2010 peer group was updated for 2011 and the following changes were made:

- Automatic Data Processing, General Cable Corp., Pitney Bowes Inc., and Visa Inc. were removed from the peer group because they did not meet the industry/business model criteria.
- Qwest Communications International Inc. was removed from the peer group because it was acquired by CenturyLink, Inc. in 2011.
- Cablevision Systems Corporation, DIRECTV, Global Crossing Ltd., Leap Wireless International, Inc., MetroPCS Communications Inc., Time Warner Cable Inc., and United States Cellular Corporation were added based on the criteria described above.

With all of the above changes, the peer group size increased from thirteen to fifteen companies which provided a broader competitive benchmark. When comparing the financial metrics (i.e., revenue, net income, market capitalization, EBITDA, total shareholder return, employee count) of the peer group below, the company was positioned in the 59th percentile or higher across all metrics. The peer group companies included in this study were:

- Cablevision Systems Corporation
- CenturyLink, Inc.
- Charter Communications Inc.
- Cincinnati Bell Inc.
- DIRECTV
- DISH Network, Inc.
- Global Crossing Ltd
- Leap Wireless International, Inc.
- Level 3 Communications Inc.
- MetroPCS Communications, Inc.
- Telephone & Data Systems Inc.
- Time Warner Cable Inc.
- tw telecom inc.
- United States Cellular Corporation
- Windstream Corporation

General industry survey data, as described below, was also considered in determining the executive compensation levels of the named executive officers and other senior officers. In the case of executives for whom there was no publicly available data or no comparable position at the companies in the peer group, the results from proprietary general industry executive compensation surveys were analyzed to assess competitiveness.

To determine the best job match for the positions evaluated, the survey data was size-adjusted to approximately $5.6 billion in revenues. The analysis included examining how each executive's compensation compared to the results in the surveys for base salary, total cash compensation, long term incentives and total direct compensation. Many of our named executive officers have responsibilities that extend beyond the traditional scope indicated by their titles. As a result, it was difficult to match comparable roles in the survey data (e.g., Ms. McKenney is responsible for both Human Resources and Call Centers Sales & Service). In these cases, the Compensation Committee took into account data from these third-party surveys and the importance of additional responsibilities to the company when determining the commensurate total compensation levels for the named executive officer. In considering the survey data, the Compensation Committee did not review nor is it aware of the specific companies that are included in the surveys.

The peer review study indicated that the total compensation for all of the named executive officers was consistent with the lower end of the 50th and 75th percentile. However, total direct compensation (i.e., base salary, target bonus and annualized grant date present value for long term awards) for Mr. McCarthy, Mr. Shassian and Ms. McKenney was below the median for the proxy data and, for Mr. McCarthy, was below the median survey data as well. The Compensation Committee reviewed and considered the results of the study and other factors as described above under "Compensation Program Design" in determining our CEO's compensation and that of the Senior Leadership Team for performance in 2011.

2011 Named Executive Officer Compensation

In February 2012, the Compensation Committee met to evaluate the performance of our CEO and the other named executive officers, and to determine annual cash bonus payouts and restricted stock awards related to 2011 performance.

For Mrs. Wilderotter, the Compensation Committee reviewed our financial performance (as measured by revenue, EBITDA and operating cash flow), our performance on the weighted 3P goals and her performance against her 2011 individual goals, including developing a strong executive team, strategic leadership for the company, achieving integration goals for the acquisition, cultivating new revenue opportunities and board leadership. The Committee also took into account competitive market data provided by its independent executive compensation consultant. Based on this review and the factors discussed above under "Components of the Executive Compensation Program," the Committee, in consultation with the other non-management directors, approved for Mrs. Wilderotter an annual cash incentive bonus payout and a restricted stock award (each in the amount set forth below) for 2011 performance. The bonus and restricted stock awards relating to 2011 performance were awarded to Mrs. Wilderotter in February 2012. These compensation decisions place her total compensation for 2011 in the 50th–75th percentile of our peer group. As shown in the Summary Compensation Table on page 34, Mrs. Wilderotter's 2011 total compensation is approximately 22% less than her 2010 total compensation.

For the other named executive officers whose performance was judged based on the same 3P criteria as Mrs. Wilderotter, the Compensation Committee reviewed Mrs. Wilderotter's performance assessments for each

executive and her recommendations with respect to annual cash incentive bonus payouts and restricted stock awards. The Committee then discussed their assessments of each named executive officer and approved the base salaries for 2012, the annual cash bonus payouts and restricted stock awards set forth below.

Name	2012 Base Salary (1)	Increase over 2011 Base Salary (%)	2011 Incentive Bonus Payout	Grant Date Fair Value of Restricted Stock Award (2)
Mrs. Wilderotter	$1,000,000	0%	$1,200,926	$3,558,435
Mr. Shassian	$ 535,000	0%	$ 472,432	$1,245,452
Mr. McCarthy	$ 450,000	0%	$ 409,118	$1,112,010
Ms. McKenney	$ 325,000	0%	$ 295,474	$ 622,726
Ms. Abernathy	$ 400,000	0%	$ 353,220	$ 622,726

(1) No merit increases were awarded to the named executive officers in 2012. Mmes. Abernathy, McKenney and Wilderotter have not received base salary increases since August 1, 2010. Messrs. McCarthy and Shassian received market adjustments to their base salary effective April 1, 2011.

(2) The amounts in this column represent the grant date fair value, pursuant to Financial Accounting Standards Board ASC Topic 718, of restricted stock awards made in February 2012 in recognition of 2011 performance.

Internal Revenue Code Section 162(m) Policy

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the chief executive officer or any of the four most highly compensated executive officers (other than the chief executive officer). Section 162(m) provides that "qualified performance-based compensation" will not be subject to the tax deduction limit if certain requirements are met. The Compensation Committee believes it is important to maximize the corporate tax deduction, thereby minimizing the company's tax liabilities. Accordingly, the Frontier Bonus Plan, the LTIP, the 2009 Equity Incentive Plan and amended the 2000 Equity Incentive Plan, as designed by the Compensation Committee, are intended to make compensation awarded under these plans deductible under Section 162(m) as "qualified performance-based compensation."

We may award amounts that are not deductible under Section 162(m) if the Compensation Committee determines that it is in the best interests of the company and our stockholders to do so.

Compensation Committee Report

The Compensation Committee of our board of directors has submitted the following report for inclusion in this proxy statement:

Our Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management. Based on our Committee's review of and the discussions with management with respect to the Compensation Discussion and Analysis, our Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K.

The foregoing report is provided by the following directors, who constitute the Committee:

Submitted by:

Pamela D.A. Reeve, Chair
Peter C.B. Bynoe
Jeri B. Finard
Larraine D. Segil

The information contained in the foregoing report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall the information be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the company specifically incorporates it by reference in a filing.

Summary Compensation Table

The following table sets forth the compensation awarded to, earned by, or paid to our Chief Executive Officer, our Chief Financial Officer and each of our other three most highly compensated executive officers in 2011, 2010 and 2009.

Name and Principal Position(s)	Year	Salary (1)	Bonus (2)	Stock Awards (3)	Non-Equity Incentive Plan Compensation (4)	All Other Compensation (5)	Total
Mary Agnes Wilderotter........ Chairman of the Board of Directors, President and Chief Executive Officer	2011	$1,000,000	—	$4,517,291	$1,200,926	$ 2,646	$6,720,863
	2010	$ 974,167	$750,100	$5,645,694	$1,172,063	$41,978	$8,584,002
	2009	$ 882,308	—	$3,028,406	$ 910,200	$26,626	$4,847,540
Donald R. Shassian .... Executive Vice President and Chief Financial Officer	2011	$ 526,250	—	$1,521,615	$ 472,432	$ 7,883	$2,528,180
	2010	$ 478,333	$500,100	$1,279,090	$ 479,750	$ 7,399	$2,744,672
	2009	$ 429,231	—	$ 933,754	$ 439,200	$ 7,804	$1,809,989
Daniel J. McCarthy .... Executive Vice President and Chief Operating Officer	2011	$ 437,500	—	$1,046,108	$ 409,118	$ 7,801	$1,900,527
	2010	$ 372,667	$400,100	$1,031,490	$ 391,400	$ 7,753	$2,203,410
	2009	$ 317,826	—	$ 504,737	$ 330,456	$ 7,694	$1,160,713
Cecilia K. McKenney .... Executive Vice President, Human Resources and Call Center Sales & Service	2011	$ 325,000	—	$ 713,257	$ 295,474	$ 7,681	$1,341,412
	2010	$ 308,750	$300,100	$ 704,348	$ 316,469	$ 7,681	$1,637,348
	2009	$ 276,616	—	$ 454,257	$ 213,911	$ 7,650	$ 952,434
Kathleen Q. Abernathy......... Chief Legal Officer and Executive Vice President, Regulatory and Government Affairs (6)	2011	$ 400,000	—	$ 527,014	$ 353,220	$ 7,753	$1,287,987

(1) For 2009, reflects salary reduction equivalent to 12 unpaid days pursuant to a furlough program in effect during the last nine months of 2009.

(2) For 2010, reflects cash transaction bonuses awarded in connection with the closing of the Verizon transaction. Also includes a $100 award made in 2010 to all eligible employees.

(3) The stock awards referred to in this column consist of grants of restricted stock and, for Mrs. Wilderotter, a grant of 32,404 shares of common stock in July 2010 as part of the retention and transaction bonus award in connection with the closing of the Verizon transaction. The amounts shown in this column represent the grant date fair value, pursuant to Topic 718, of the stock awards granted in the applicable year. For a discussion of valuation assumptions, see Note 11 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011. For additional details regarding the stock awards, see the Grant of Plan-Based Awards table below and the accompanying narrative.

For Mrs. Wilderotter, stock awards in 2010 consisted of grants of restricted stock with a grant date fair value of $5,396,183 and a grant of common stock with a grant date fair value of $249,511.

(4) The amounts shown in this column represent cash awards made under the Frontier Bonus Plan. Awards for each year are paid in March of the following year.

(5) The All Other Compensation column includes, among other things, premiums for life insurance coverage paid for by the company and a 401(k) match. The SEC requires us to identify and quantify any individual item of compensation exceeding $10,000, except as discussed below under "Perquisites and Other Personal Benefits."

Perquisites and Other Personal Benefits. Disclosure of perquisites and other personal benefits is omitted for a named executive officer if they aggregate less than $10,000 in the fiscal year. Accordingly, no perquisites or personal benefits are included for 2011.

(6) Information for Ms. Abernathy is not provided for 2010 and 2009 because she was not a named executive officer for those years.

Grant of Plan-Based Awards

The following table sets forth information concerning cash awards under our non-equity incentive compensation plan (the Frontier Bonus Plan) for 2011 and grants of stock made during 2011 to the named executive officers.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock (#)	Grant Date Fair Value of Stock Awards ($)
Mary Agnes Wilderotter	—	$ 0	$1,350,000	$1,755,000	—	—
	February 17, 2011	—	—	—	479,034	$4,517,291
Donald R. Shassian	—	$ 0	$ 535,000	$ 695,500	—	—
	February 17, 2011	—	—	—	161,359	$1,521,615
Daniel J. McCarthy	—	$ 0	$ 450,000	$ 585,000	—	—
	February 17, 2011	—	—	—	110,934	$1,046,108
Cecilia K. McKenney	—	$ 0	$ 325,000	$ 422,500	—	—
	February 17, 2011	—	—	—	75,637	$ 713,257
Kathleen Q. Abernathy	—	$ 0	$ 400,000	$ 520,000	—	—
	February 17, 2011	—	—	—	55,887	$ 527,014

Awards under the Frontier Bonus Plan for 2011 shown under the Estimated Possible Payouts Under Non-Equity Incentive Plan Awards columns were paid in March 2012 based on performance metrics set for 2011 and achievement of individual goals, as described above under "Compensation Discussion and Analysis." Target awards under the Frontier Bonus Plan are set as a percentage of base salary. Targets for 2011 were set at 100% of base salary for each of the named executive officers other than Mrs. Wilderotter. In accordance with her amended employment agreement, Mrs. Wilderotter's target award was set at 135% of base salary for 2011. Payouts can be up to 130% of the target. The actual amounts of these awards for 2011 for the named executive officers are reported above in the Summary Compensation Table in the column entitled "Non-Equity Incentive Plan Compensation."

The stock awards referred to in the above table are grants of restricted stock. The grants represent annual restricted stock awards and vest in four equal annual installments commencing one year after the grant date. All such grants of restricted stock were made under our 2009 Equity Incentive Plan in 2011. Each of the named executive officers is entitled to receive dividends on shares of restricted stock at the same rate and at the same time we pay dividends on shares of our common stock. The annual common stock dividend rate for 2011 was $0.75 per share, paid quarterly. No above-market or preferential dividends were paid with respect to any restricted shares.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding shares of restricted stock held by the named executive officers at year-end. None of the named executive officers held any options to purchase common stock at year-end.

	Option Awards (1)				Stock Awards	
Name	Number of Securities Underlying Unexercised Options – Exercisable (#)	Number of Securities Underlying Unexercised Options – Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (2) (#)	Market Value of Shares of Stock That Have Not Vested (3) ($)
Mary Agnes Wilderotter	—	—	—	—	1,247,069	$6,422,405
Donald R. Shassian	—	—	—	—	358,790	$1,847,769
Daniel J. McCarthy	—	—	—	—	246,442	$1,269,176
Cecilia K. McKenney	—	—	—	—	177,144	$ 912,292
Kathleen Q. Abernathy	10,000	—	$13.25	4/10/2016	81,788	$ 421,208

(1) The options held by Ms. Abernathy were awarded to her upon joining the company's board of directors on April 10, 2006. The options vested on October 10, 2006. Ms. Abernathy resigned from the board of directors on January 28, 2010 and joined the company as Chief Legal Officer and Executive Vice President, Regulatory and Government Affairs on March 1, 2010.

(2) The shares of restricted stock held by the named executive officers as of December 31, 2011 vest as follows:

- Mrs. Wilderotter: 177,515 restricted shares vest in two equal annual installments commencing February 6, 2012; 352,202 restricted shares vest in three equal annual installments commencing February 17, 2012; 479,034 restricted shares vest in four equal annual installments commencing February 17, 2012; 86,997 restricted shares vest on February 26, 2012; 151,221 restricted shares vest in two equal annual installments commencing July 29, 2012; and 100 restricted shares vest on July 1, 2013.

- Mr. Shassian: 54,733 restricted shares vest in two equal annual installments commencing February 6, 2012; 80,047 restricted shares vest in three equal annual installments commencing February 17, 2012; 161,359 restricted shares vest in four equal annual installments commencing February 17, 2012; 19,345 restricted shares vest on February 21, 2012; 43,206 restricted shares vest in two equal annual installments commencing July 29, 2012; and 100 restricted shares vest on July 1, 2013.

- Mr. McCarthy: 29,586 restricted shares vest in two equal annual installments commencing February 6, 2012; 60,955 restricted shares vest in three equal annual installments commencing February 17, 2012; 110,934 restricted shares vest in four equal annual installments commencing on February 17, 2012; 10,302 restricted shares vest on February 21, 2012; 34,565 restricted shares vest in two equal annual installments commencing July 29, 2012; and 100 restricted shares vest on July 1, 2013.

- Ms. McKenney: 26,627 restricted shares vest in two equal annual installments commencing February 6, 2012; 39,012 restricted shares vest in three equal annual installments commencing February 17, 2012; 75,637 restricted shares vest in four equal annual installments commencing February 17, 2012; 9,845 restricted shares vest on February 21, 2012; 25,923 restricted shares vest in two equal annual installments commencing July 29, 2012; and 100 restricted shares vest on July 1, 2013.

- Ms. Abernathy: 55,887 restricted shares vest in four equal annual installments commencing February 17, 2012; 15,000 restricted shares vest in three equal annual installments commencing March 2, 2012; 10,801 restricted shares vest in two equal annual installments commencing July 29, 2012; and 100 restricted shares vest on July 1, 2013.

(3) The market value of shares of common stock reflected in the table is based upon the closing price of the common stock on December 30, 2011, which was $5.15 per share.

Option Exercises and Stock Vested

The following table sets forth information regarding the shares of restricted stock that vested for each of the named executive officers in 2011. No named executive officer acquired any shares upon the exercise of stock options in 2011. The value of restricted stock realized upon vesting is based on the closing price of the shares on the vesting date.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mary Agnes Wilderotter	440,764	$3,941,062
Donald R. Shassian	104,998	$ 956,641
Daniel J. McCarthy	71,446	$ 646,900
Cecilia K. McKenney	56,102	$ 508,793
Kathleen Abernathy	10,401	$ 84,562

Pension Benefits

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
	(#)	($)	($)	($)
Mary Agnes Wilderotter	—	—	—	—
Donald R. Shassian	—	—	—	—
Daniel J. McCarthy	Frontier Pension Plan	10.0	$132,670	—
Cecilia K. McKenney	—	—	—	—
Kathleen Q. Abernathy	—	—	—	—

We have a noncontributory, qualified retirement plan, the Frontier Pension Plan, covering certain of our employees. The plan provides benefits that, in most cases, are based on formulas related to base salary and years of service. The plan was amended to provide that, effective February 1, 2003, no further benefits will be accrued under the plan by most non-union participants (including all executive officers), and is referred to as "frozen." Mr. McCarthy is the only named executive officer with vested benefits under the plan. The estimated annual pension benefits (assumed to be paid in the normal form of an annuity) for Mr. McCarthy is $22,641. This amount is calculated under the plan based on his 10 years of service credit at the time the plan was frozen and the compensation limits established in accordance with federal tax law in the computation of retirement benefits under qualified plans. Benefits are not subject to reduction for Social Security payments or other offset amounts. For a discussion of valuation assumptions, see Note 17 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2011.

Employment Arrangements; Potential Payments Upon Termination or Change-in-Control

Mary Agnes Wilderotter

We are party to an employment agreement, originally dated as of November 1, 2004, with Mary Agnes Wilderotter, our Chairman of the Board, President and Chief Executive Officer. The agreement was amended in December 2008 in connection with the deferred compensation rules imposed by Section 409A of the Internal Revenue Code ("Section 409A") and amended and restated in March 2010 (the "2010 Amendment"). The employment agreement had an initial term of five years, which expired in November of 2009. The 2010 Amendment extended the term of the employment agreement for three years to April 2013. The agreement automatically renews at the end of the new term or any renewal term for an additional one-year term, unless either party provides prior notice of non-renewal. Pursuant to the 2010 Amendment, Mrs. Wilderotter's base salary was $1,000,000 upon the closing of the Verizon transaction on July 1, 2010. Mrs. Wilderotter's base salary can be increased by the Compensation Committee, although it has not yet done so. Mrs. Wilderotter is also eligible to earn a target bonus equal to 135% of her base salary. Pursuant to the 2010 Amendment, Mrs. Wilderotter no longer is entitled to guaranteed minimum equity awards; however, she is eligible to participate in the company's equity incentive plans and receive awards at the discretion of the Compensation Committee.

If Mrs. Wilderotter's employment is terminated without "cause" or by Mrs. Wilderotter with "good reason" (each as defined in the employment agreement), we would be required to pay Mrs. Wilderotter an amount equal to her base salary through the date of termination and any bonus earned but unpaid as of the date of termination for any previously completed fiscal year, plus the sum of three times her base salary and two times her target bonus (payable in equal installments over 36 months) and one times her target bonus (payable in a lump sum within 2-½ months following the end of the calendar year of termination), and all of her restricted shares will vest. Mrs. Wilderotter is also entitled to receive reimbursement for any unreimbursed business expenses, any accrued but unpaid vacation and continued medical, dental and life insurance and other health benefits until the end of the severance period or the date on which Mrs. Wilderotter becomes eligible to receive comparable benefits from any subsequent employer, whichever is earlier, for which we will provide a lump sum to her for the cost to her of such benefits. As a director, Mrs. Wilderotter may continue to participate in these plans following the severance period at her cost. Mrs. Wilderotter is not entitled to the above severance benefits if we do not renew the agreement at the end of a term.

If Mrs. Wilderotter's employment is terminated due to her death or in connection with a disability, she or her estate will be entitled to payment of base salary for six months following the termination and a prorated portion of the target bonus, and all restricted shares will vest.

In the event of a constructive termination following a "change in control" (as defined in the employment agreement), Mrs. Wilderotter will be entitled to the amounts she would receive in connection with a termination by us without cause or by her with good reason. To the extent Mrs. Wilderotter would be subject to any excise taxes under Section 280G of the Internal Revenue Code, the amounts she would be entitled to receive will be "capped" to avoid any excise tax unless the total payments to be received by her would result in a higher after-tax benefit. Mrs. Wilderotter is responsible to pay any required excise taxes.

Mrs. Wilderotter is also entitled to receive reimbursement for any unreimbursed business expenses, any accrued but unpaid vacation, medical, dental and life insurance and other employee benefit plans to which Mrs. Wilderotter is entitled upon termination of her employment for a period of two years, for which we will provide a lump sum to her for the cost to her of such benefits.

The following table sets forth the amounts Mrs. Wilderotter would have been entitled to from us under the terms of her employment agreement had her employment been terminated as of December 31, 2011.

Termination Event	Base Salary (1)	Bonus (1)	Value of Accelerated Restricted Stock (2)	Benefits (3)	Total
Without cause or for good reason	$3,000,000	$4,050,000	$6,422,405	$48,472	$13,520,877
Death	$ 500,000	$ 675,000	$6,422,405	$13,900	$ 7,611,305
Disability	$ 500,000	$ 675,000	$6,422,405	$31,893	$ 7,629,298
Change-in-control	$3,000,000	$4,050,000	$6,422,405	$48,472	$13,520,877
With cause, without good reason or non-renewal of agreement	—	—	—	—	—

(1) Base salary and two-thirds of the bonus amount payable in equal installments over 36 months. The remaining bonus amount payable in a lump sum within 2-1/2 months following the end of the calendar year of termination.

(2) Dollar value of 1,247,069 shares of restricted stock held by Mrs. Wilderotter on December 31, 2011 based on the closing sales price of $5.15 per share of our common stock on December 30, 2011.

(3) Value of continued medical, dental, vision and life insurance benefits for Mrs. Wilderotter and her spouse, as applicable, under the terms of her employment agreement as described above.

Donald R. Shassian

We are party to a letter agreement with Donald R. Shassian, our Executive Vice President and Chief Financial Officer, dated March 7, 2006 and amended in December 2008 in connection with the deferred compensation rules imposed by Section 409A. The letter agreement provides for a target annual incentive bonus of 100% of his base salary. Additionally, Mr. Shassian is eligible to receive a grant of restricted shares of common stock in an amount to be determined by the Compensation Committee.

If, within one year following a "change in control" (as defined in the letter agreement) of the company, (a) Mr. Shassian is terminated by the company without cause or (b) he terminates his employment as a result of (i) a material decrease in his base salary, target bonus or long term incentive compensation target from those in effect immediately prior to the change in control for any reason other than cause, (ii) a material relocation of his principal office (with greater than 50 miles from our Stamford, Connecticut headquarters deemed to be material), or (iii) a material decrease in his responsibilities or authority for any reason other than cause, subject to certain notice and cure provisions, Mr. Shassian will be entitled to two years of base salary and target bonus and all restrictions on restricted shares held by him will immediately lapse and his restricted shares shall become non-forfeitable.

The following table sets forth the amounts Mr. Shassian would have been entitled to from us had his employment been terminated as of December 31, 2011 following a change in control. Mr. Shassian would not be entitled to any severance amounts upon termination for any other reason.

Termination Event	Base Salary (1)	Bonus (1)	Value of Accelerated Restricted Stock (2)	Total
Change in control	$1,070,000	$1,070,000	$1,847,769	$3,987,769

(1) Payable in a lump sum upon termination.

(2) Dollar value of 358,790 shares of restricted stock held by Mr. Shassian on December 31, 2011 based on the closing sales price of $5.15 per share of our common stock on December 30, 2011.

Daniel J. McCarthy

In July 2007, we agreed with Daniel J. McCarthy, our Executive Vice President and Chief Operating Officer, that all restrictions on restricted shares held by him will lapse and become non-forfeitable if, within one year following a "change in control" (as defined in the memorandum of understanding) of the company, (a) Mr. McCarthy is terminated by the company without cause or (b) he terminates his employment as a result of (i) a material decrease in his base salary, target bonus or long term incentive compensation target from those in effect immediately prior to the change in control for any reason other than cause, (ii) a relocation of his principal office more than 50 miles from Stamford, Connecticut, or (iii) a material decrease in his responsibilities, title or authority for any reason other than cause. Had Mr. McCarthy's employment been terminated as of December 31, 2011 following a change in control, the value of his accelerated restricted shares would have been $1,269,176, which is the dollar value of 246,442 shares of restricted stock held by him on December 31, 2011 based on the closing sales price of $5.15 per share of our common stock on December 30, 2011. Mr. McCarthy would not be entitled to any severance amounts upon termination for any other reason. In addition, Mr. McCarthy is also entitled to his pension benefit as set forth under "Pension Benefits."

Cecilia K. McKenney

We are party to a letter agreement with Cecilia K. McKenney, our Executive Vice President, Human Resources and Call Center Sales & Service, dated January 13, 2006 and amended in December 2008 in connection with the deferred compensation rules imposed by Section 409A. The letter agreement provides for a target annual incentive bonus of 60% of her base salary, which was increased to 75% commencing in 2008 and to 100% commencing in 2010. Additionally, Ms. McKenney is eligible to receive a grant of restricted shares of common stock in an amount to be determined by the Compensation Committee.

If, within one year following a "change in control" (as defined in the letter agreement) of the company, (a) Ms. McKenney is terminated by the company without cause or (b) she terminates her employment as a result of (i) a material decrease in her base salary, target bonus or long term incentive compensation target from those in effect immediately prior to the change in control for any reason other than cause, (ii) a material relocation of her principal office (with greater than 50 miles from our Stamford, Connecticut headquarters deemed to be material), or (iii) a material decrease in her responsibilities or authority for any reason other than cause, subject to certain notice and cure provisions, Ms. McKenney will be entitled to one year of base salary and target bonus and all restrictions on restricted shares held by her will immediately lapse and her restricted shares shall become non-forfeitable.

The following table sets forth the amounts Ms. McKenney would have been entitled to from us had her employment been terminated as of December 31, 2011 following a change in control. Ms. McKenney would not be entitled to any severance amounts upon termination for any other reason.

Termination Event	Base Salary (1)	Bonus (1)	Value of Accelerated Restricted Stock (2)	Total
Change in control	$325,000	$325,000	$912,292	$1,562,292

(1) Payable in a lump sum upon termination.

(2) Dollar value of 177,144 shares of restricted stock held by Ms. McKenney on December 31, 2011 based on the closing sales price of $5.15 per share of our common stock on December 30, 2011.

Kathleen Q. Abernathy

We are party to a letter agreement with Kathleen Q. Abernathy, our Chief Legal Officer and Executive Vice President, Regulatory and Government Affairs, dated January 20, 2010. The letter agreement provides for a target annual incentive bonus of 75% of her base salary, which was increased to 100% commencing in 2011.

If, within one year following a "change in control" (as defined in the letter agreement) of the company, (a) Ms. Abernathy is terminated by the company without cause or (b) she terminates her employment as a result of (i) a material decrease in her base salary, target bonus or long term incentive compensation target from those in effect immediately prior to the change in control for any reason other than cause, (ii) a relocation of her principal office more than 50 miles from Stamford, Connecticut, or (iii) a material decrease in her responsibilities title or authority for any reason other than cause, subject to certain notice and cure provisions, Ms. Abernathy will be entitled to one year of base salary and 100% of her bonus target prorated for the plan year and all restrictions on restricted shares held by her will immediately lapse and her restricted shares shall become non-forfeitable.

The following table sets forth the amounts Ms. Abernathy would have been entitled to from us had her employment been terminated as of December 31, 2011 following a change in control. Ms. Abernathy would not be entitled to any severance amounts upon termination for any other reason.

Termination Event	Base Salary (1)	Bonus (1)	Value of Accelerated Restricted Stock (2)	Total
Change in control	$400,000	$400,000	$421,208	$1,221,208

(1) Payable in a lump sum upon termination.

(2) Dollar value of 81,788 shares of restricted stock held by Ms. Abernathy on December 31, 2011 based on the closing sales price of $5.15 per share of our common stock on December 30, 2011.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee currently consists of Ms. Reeve, as Chair, and Mr. Bynoe, Ms. Finard and Ms. Segil. None of our executive officers served as: (i) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our Compensation Committee; (ii) a director of another entity, one of whose executive officers served on our Compensation Committee; or (iii) a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as one of our directors.

Compensation Policy Risk Analysis

Management reviewed our compensation policies and practices applicable to all of our employees, including the named executive officers, for the purpose of evaluating the risks to our company arising from such policies and practices. Each component of the company's compensation program was evaluated for any risks to the company associated with such compensation. Included in this evaluation was an analysis of the likelihood that such compensation components would influence behaviors or decision-making and impact the company's risk profile. Risk controls, both entity-level and compensation-related, were identified and evaluated. These controls included:

- Corporate governance and Enterprise Risk Management policies;
- Oversight of the company's compensation practices and policies by the Compensation Committee, including the use of negative discretion with respect to payouts;
- The company's compensation program design, including the mix of cash and equity compensation, short- and long-term incentive compensation, "fixed" and "variable" compensation and company-wide and individual goals and targets, the use of multiple performance metrics based on the company's 3P goals (People, Product and Profit), which include financial and other quantitative and qualitative measurements, the use of modest leverage multipliers, and maximum payout limits (in terms of dollars and percentages of base salary); and
- Stock ownership guidelines for the company's executive officers.

Management then reviewed its findings with the Compensation Committee at a meeting at which the Compensation Committee and management engaged in an in-depth discussion of the findings. Based on its review of management's risk assessment of our company's compensation policies, practices and controls and the Compensation Committee's evaluation of management's assessment, the Compensation Committee determined that such policies and practices are not reasonably likely to have a material adverse effect on our company.

ADVISORY VOTE ON EXECUTIVE COMPENSATION
(Item 2 on the Proxy Card)

The company and its board of directors are committed to excellence in governance and recognize the interests that our stockholders have expressed in our executive compensation program. As part of our commitment, in 2009, the board of directors voluntarily adopted a Corporate Governance Guideline, commonly known as "Say-on-Pay," to annually provide stockholders with the opportunity to endorse or not endorse compensation paid to the company's named executive officers through consideration of the following non-binding advisory resolution:

> **"Resolved, that the compensation paid to the company's named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and accompanying narrative discussion, is hereby approved."**

We believe that our executive compensation philosophy and programs reinforce our pay for performance culture and are strongly aligned with the long-term interests of our stockholders. The Compensation Committee, which oversees and approves the compensation philosophy and programs, engages in an extensive process to align executive pay, both short- and long-term, with the company's performance and the interests of stockholders. The Compensation Discussion and Analysis section of this proxy statement provides a comprehensive review of the company's executive compensation philosophy and programs and the rationale for executive compensation decisions, and the accompanying tables and narrative provide details on the compensation paid to the company's named executive officers. We urge you to read this disclosure prior to voting on this proposal.

Our existing say on pay policy is consistent with Section 14A of the Securities Exchange Act of 1934 adopted in July 2010 as part of Title IX of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which now requires the proposal. Because your vote is advisory, it will not be binding upon the board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements. Stockholders who want to communicate with our board or any specific director, including the Lead Director, any non-management director, the non-management directors as a group, any independent director or the independent directors as a group, on executive compensation or any other matter of stockholder concern, can do so by writing to such director or group of directors at: Frontier Communications Corporation, Three High Ridge Park, Stamford, Connecticut 06905. Any communication will be forwarded to the director or directors to whom it is addressed.

In accordance with the wishes of our stockholders and best practices, we will provide a say on pay vote annually and the next say on pay vote will be included in our 2013 proxy statement.

The board of directors recommends a vote **FOR** this proposal.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of December 31, 2011 regarding compensation plans (including individual compensation arrangements, but not including qualified employee benefit plans and plans available to stockholders in a pro rata basis) under which our equity securities are authorized for issuance.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders...	1,593,298	$8.38	7,027,877
Equity compensation plans not approved by security holders...	—	—	—
Total	1,593,298	$8.38	7,027,877

STOCKHOLDER PROPOSALS

We have received two stockholder proposals for inclusion in this proxy statement. The proponents of these proposals have requested that we include the following proposals and supporting statements in our proxy statement for the meeting, and if properly presented at the meeting, these proposals will be voted on at the meeting. The stockholder proposals and supporting statements are quoted verbatim in italics below. Our management does not support the adoption of the resolutions proposed below and asks stockholders to consider management's response, which follows each stockholder proposal. The board of directors recommends a vote **AGAINST** these proposals.

Stockholder Proposal Regarding Independent Chairman (Item 3 on the Proxy Card)

We have received a stockholder proposal from the AFL-CIO Reserve Fund, or "AFL-CIO," 815 Sixteenth Street, N.W. Washington, DC 20006. The AFL-CIO has requested that we include the following proposal and supporting statement in our proxy statement for the meeting, and if properly presented at the meeting, this proposal will be voted on at the meeting. The AFL-CIO owned 726 shares of our common stock as of the date they submitted their proposal. The stockholder proposal and supporting statement are quoted verbatim in italics below.

Our management does not support the adoption of the resolution proposed below and asks stockholders to consider management's response, which follows the stockholder proposal. The board of directors recommends a vote **AGAINST** this proposal.

RESOLVED: Shareholders of Frontier Communications Corporation (the "Company") urge the Board of Directors (the "Board") to take the steps necessary to modify the Company's Corporate Governance Guidelines to require that an independent director (as defined by the rules of the New York Stock Exchange) be its Chairman. The policy should be implemented so as not to violate any contractual obligations. The policy should also specify the process for selecting a new independent Chairman if the current Chairman ceases to be independent between annual meetings of shareholders; or if no independent director is available and willing to serve as Chairman.

Supporting Statement

We believe that it is the responsibility of the Board to protect shareholders' long-term interest by providing independent oversight of management in directing the Company's business and affairs. In our opinion, the designation of a lead independent director is not an adequate substitution for an independent Board Chairman. We believe an independent Chairman can enhance investor confidence in our Company and strengthen the independent leadership of the Board.

Company President and CEO Maggie Wilderotter has also served as Chairman of the Board since December 20, 2005. During the six year period that she has served as Chairman of the Board, our Company's stock price has declined over 50 percent as of the date that this proposal was submitted to the Company. We believe that our Company could have benefited from having an independent director rather than Ms. Wilderotter serve as Chairman during this period.

The Chairmen's Forum, an organization of non-executive board chairmen, has called on North American public companies to voluntarily adopt independent chairmanship as the default model. An independent chairman "curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and the CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board." (Millstein Center for Corporate Governance and Performance, Yale School of Management, Chairing the Board: The Case of Independent Leadership in Corporate North America, 2009).

In our view, when the CEO serves as Chairman, this arrangement may hinder the ability of the Board to monitor the CEO's performance and to provide the CEO with objective feedback and guidance. Andrew Grove, former Chairman and CEO of Intel Corporation, has stated: "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee." If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be

his own boss?" (Jeffrey E. Garten, Don't Let the CEO Run the Board, Too, Business Week, November 11, 2002.)

For these reasons, we urge you to vote FOR this resolution.

Management Statement in Opposition to Stockholder Proposal

The board of directors recommends that you vote **AGAINST** this stockholder proposal for the following reasons:

- Our super-majority independent board of directors provides for strong independent leadership and accountability to stockholders;
- Our Lead Director structure, as described under "Corporate Governance-Leadership Structure" earlier in this proxy statement, is a recognized viable corporate governance structure having benefits very similar to the proposal;
- Our independent directors have regularly scheduled executive sessions in which they meet outside the presence of management; and
- If adopted, the proposal would unnecessarily reduce the board's flexibility in corporate governance matters.

The board strongly disagrees with the proposal because it believes that its existing corporate governance practices already provide for strong independent leadership on the board, as well as direct accountability to stockholders. As provided in our Corporate Governance Guidelines, the board believes that a substantial majority of the board should consist of independent directors and that at least 75% of the members of the board should be independent at any time. As determined by the board, in accordance with NASDAQ rules, approximately 91% of the members of the board are currently independent directors (*i.e.*, all directors other than the Chairman). Each of the members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee is an independent director. In addition, our independent directors meet regularly outside the presence of management.

The board's independent leadership is further enhanced by the existence of a Lead Director. The Lead Director is selected by the independent directors and has clearly delineated duties. As set forth in the Corporate Governance Guidelines, the Lead Director, among other things, works independently to assist the Chairman of the Board in setting the agenda for Board meetings, acts as liaison between the Chairman and the independent and non-management directors and serves as the chair for executive sessions of the board. A list of the Lead Director's responsibilities is set forth above under "Corporate Governance—Lead Director Structure." The board understands that corporate governance experts recognize that having a Lead Director is a viable corporate governance structure, providing independent board decision-making and oversight.

The board believes that it should maintain the flexibility to determine the board leadership of Frontier. As provided in our Corporate Governance Guidelines, the Chairman and the Chief Executive Officer may be separated if the board deems it in the best interests of the company and the stockholders. The stockholder proposal would unnecessarily eliminate the flexibility of the board to consider whether a current or former member of management is best suited to serve as Chairman of the Board at a given time. The board believes that our company and our stockholders benefit from the board's current ability to freely select the Chairman of the Board based on criteria it deems to be in the best interests of the company and the stockholders.

The board believes that a board comprised of a super-majority of independent directors and the existence of the Lead Director ensures the independent exchange of information among our independent directors and provides the company and our stockholders with the same benefits that the proposal suggests may only be obtained by requiring that an independent director serve as Chairman of the Board. In the board's view, our stockholders have benefited from the board of directors' current sound corporate governance practices and strong independent board leadership, and there is no need to require that an independent director serve as Chairman of the Board.

For the reasons described above, the board of directors recommends a vote **AGAINST** the stockholder proposal.

Stockholder Proposal Regarding Arbitration of Stockholder Suits (Item 4 on the Proxy Card)

We have received a stockholder proposal from Donald and Susan Vuchetich, 2525 Hickory Road, Ann Arbor, Michigan 48103-2174. The Vuchetich's have requested that we include the following proposal and supporting statement in our proxy statement for the meeting, and if properly presented at the meeting, this proposal will be voted on at the meeting. The Vuchetich's owned 2,850 shares of our common stock as of the date they submitted their proposal. The stockholder proposal and supporting statement are quoted verbatim in italics below.

Our management does not support the adoption of the resolution proposed below and asks stockholders to consider management's response, which follows the stockholder proposal. The board of directors recommends a vote **AGAINST** this proposal.

Shareholder Arbitration Proposal

Resolved, that the bylaws are amended to add the following article:

(a) Any controversy or claim brought directly or derivatively by any present or former shareholder of the Corporation as a present or former stockholder, whether against the Corporation, in the name of the Corporation or otherwise, arising out of or relating to any acts or omissions of the Corporation or any of its officers, directors, agents, affiliates, associates, employees or controlling persons, shall be settled by arbitration under the Federal Arbitration Act in accordance with the commercial arbitration rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction. In the arbitration proceedings, the parties shall be entitled to all remedies that would be available in the absence of this Article and the arbitrators, in rendering their decision, shall follow the substantive laws that would otherwise be applicable and shall state the basis of their decision. This Article shall apply, without limitation, to an action arising under any federal or state securities law.

(b) The arbitration of any dispute pursuant to this Article shall be held in Stamford, Connecticut, except that arbitration of disputes involving an amount in controversy of less than $25,000 shall be held in the jurisdiction in which the claimant stockholder resides.

(c) This Article shall not apply to appraisal proceedings or to a claim for damages in excess of $3,000,000. Any claim brought derivatively will be subject to requirements and procedures applicable to derivative proceedings in Delaware.

(d) Any party, upon submitting a matter to arbitration as required by this Article, may seek a temporary restraining order or preliminary injunction on an individual basis from a court of competent jurisdiction pending the outcome of the arbitration.

(e) No controversy or claim subject to arbitration under this Article may be brought in a representative capacity on behalf of a class of stockholders or former stockholders,

(f) The parties to any proceeding may agree not to arbitrate all or part of any controversy or claim, on the selection of arbitrators, and the location and procedures applicable to any proceeding.

(g) This Article shall be effective 30 days after it is adopted (the 'Effective Date"). This Article shall not apply to controversies or claims relating to (i) shares acquired by the claimant prior to the Effective Date or (ii) claims arising out of actions or omissions occurring prior to the Effective Date.

(h) The board of directors may adopt reasonable alternative methods of selecting arbitrators or arbitration procedures with respect to future controversies or claims.

Supporting Statement

Lawyer driven class actions impose large burdens on corporations without meaningful benefits to shareholders. Suits commonly are filed soon after merger announcements or stock price changes to generate legal fees in settlements. Shareholders bear the ultimate costs of defending court class actions, funding settlements, and indemnifying officers and directors. Requiring arbitration on an individual basis should reduce such abuses. The proposed bylaw would affect only future purchasers of shares.

Management Statement in Opposition to Stockholder Proposal

The board of directors recommends that you vote **AGAINST** this stockholder proposal.

The board of directors recognizes that class action lawsuits can be abusive. However, at this time the board does not believe that a bylaw arbitration provision of the type proposed (the "Arbitration Provision") is the proper way to deal with class action suits for the following reasons:

1. No Other Company has an Arbitration Provision and the Board of Directors Believes such a Provision Could Negatively Impact our Stock Price.

No other U.S. public company has adopted an Arbitration Provision. If adopted, it is possible that such a provision could have a negative impact on the price of our stock if investors perceive the Arbitration Provision as a limit on their rights. Investors have many options to choose from when making an investment. They may choose not to invest in our stock if they believe their rights as a Frontier stockholder are more limited than at other companies, none of which have such limits.

2. The Arbitration Provision Would Reduce the Flexibility of the Company.

While there are many instances where arbitrating claims would be in the best interests of the company and its stockholders, there are cases where it may to the company's benefit to defend a claim in court. Taking that decision out of the company's hands would reduce its flexibility and could subject the company to more extensive and costly proceedings, which would ultimately be paid for by the company's stockholders.

3. The SEC has Stated that an Arbitration Provision Would be Contrary to the Public Interest.

The Staff of the Securities and Exchange Commission has in the past stated that "it would be contrary to the public interest to require investors who want to participate in the nation's equity markets to waive access to a judicial forum for vindication of federal or state law rights, where such a waiver is made through a corporate charter rather than through an individual investor's decision...." *Riesenberg, INSIGHTS, August, 1990 Vol. 4, No. 8 at 31.* If the Arbitration Provision is adopted, it is possible that the SEC may not declare registration statements that we file effective and, as a result, we would not be able to issue stock or debt in the public markets.

For these reasons, the company believes this proposal is undesirable at this time and could have adverse consequences for stockholders. Accordingly, the board of directors recommends a vote **AGAINST** the stockholder proposal.

AUDIT COMMITTEE REPORT

The Audit Committee is responsible, under its charter, for oversight of our independent registered public accounting firm, which reports directly to the Audit Committee. The Audit Committee has the authority to retain and terminate the independent registered public accounting firm, to review the scope and terms of the audit and to approve the fees to be charged. The Audit Committee monitors our system of internal control over financial reporting, and management's certifications as to disclosure controls and procedures and internal controls for financial reporting. Our management and independent registered public accounting firm, not the Audit Committee, are responsible for the planning and conduct of the audit of our consolidated financial statements and determining that the consolidated financial statements are complete and accurate and prepared in accordance with U.S. generally accepted accounting principles.

The Audit Committee has met and held discussions with management, our senior internal auditor and our independent registered public accounting firm (with and without management and our senior internal auditor present) and has reviewed and discussed the audited consolidated financial statements and related internal control over financial reporting with management and our independent registered public accounting firm.

The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU Section 380).

Our independent registered public accounting firm also provided the Audit Committee with the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and the Audit Committee discussed with our independent registered public accounting firm that firm's independence.

Based upon the review and discussions referred to above, the Audit Committee recommended to the board of directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, for filing with the SEC. The Audit Committee selected KPMG LLP as our independent registered public accounting firm for the fiscal year ended December 31, 2012, which is being presented to stockholders at the meeting for ratification.

Submitted by:

Howard L. Schrott, Chair
Leroy T. Barnes, Jr.
Edward Fraioli

The information contained in the foregoing report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall the information be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the company specifically incorporates it by reference in a filing.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES

In accordance with the Sarbanes-Oxley Act of 2002, the rules of the SEC and the Audit Committee Charter, the Audit Committee pre-approves all auditing and permissible non-auditing services that will be provided by KPMG LLP, our independent registered public accounting firm.

The following table sets forth the fees for professional audit services paid by us to KPMG LLP, our independent registered public accounting firm:

	2011	2010
Audit Fees	$4,700,000	$4,750,000
Audit-Related Fees	341,000	425,000
Tax Fees	—	—
All Other Fees	—	14,175
Total	$5,041,000	$5,189,175

Audit Fees

Audit fees relate to professional services rendered in connection with the audit of our annual consolidated financial statements included on Form 10-K and internal control over financial reporting, the review of our quarterly financial statements included in our Quarterly Reports on Form 10-Q, and audit services provided in connection with other subsidiary audit reports. These fees were approved by the Audit Committee.

Audit-Related Fees

Fees for 2011 were for work performed by KPMG LLP in connection with a regulatory audit required in connection with the Broadband Technology Opportunities Program and accounting consultations. Fees for 2010 were for work performed by KPMG LLP in connection with the Verizon transaction and registration statements.

All Other Fees

Other fees for 2010 were for services related to a license fee.

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Item 5 on the Proxy Card)

The board of directors recommends that the stockholders ratify the selection of KPMG LLP, registered public accounting firm, as the independent registered public accounting firm to audit our accounts and those of our subsidiaries for 2012. The Audit Committee approved the selection of KPMG LLP as our independent registered public accounting firm for 2011. KPMG LLP is currently our independent registered public accounting firm.

The board of directors recommends a vote **FOR** this proposal.

ANNUAL REPORT AND COMPANY INFORMATION

A copy of our 2011 Annual Report to Stockholders is being furnished to stockholders concurrently herewith. Stockholders may request another free copy of our 2011 Annual Report from:

Frontier Communications Corporation
Attn: Investor Relations Department
Three High Ridge Park
Stamford, Connecticut 06905
Telephone: (866) 491-5249
e-mail: *ir@ftr.com*

PROPOSALS BY STOCKHOLDERS

Proposals that stockholders wish to include in our proxy statement and form of proxy for presentation at our 2012 annual stockholders meeting must be received by us no later than November 28, 2012. Such proposals also must comply with SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Secretary
Frontier Communications Corporation
Three High Ridge Park
Stamford, Connecticut 06905
Fax: (203) 614-4651

For a stockholder proposal that is not intended to be included in our 2013 proxy statement under Rule 14a-8, our bylaws require the stockholder's written proposal be submitted to our Secretary at the address above:

- On or after the close of business on January 9, 2013; and
- On or before the close of business on February 8, 2013.

In such a case, the notice of proposal must meet certain requirements set forth in our bylaws. Such proposals are not required to be included in our proxy materials.

If the date of the stockholder meeting is moved more than 30 days before or after the anniversary of our annual meeting for the prior year, then notice of a stockholder proposal that is not intended to be included in our proxy statement under Rule 14a-8 must be received not less than a reasonable time, as determined by our board, prior to the printing and mailing of proxy materials for the applicable annual meeting.

Frontier Communications Corporation
Three High Ridge Park
Stamford, Connecticut 06905

2012 Annual Meeting of Stockholders
10:00 a.m., Eastern Daylight Savings Time, May 9, 2012
Three High Ridge Park
Stamford, Connecticut 06905

ADVANCE REGISTRATION

Attendance at the meeting is limited to our stockholders, or their authorized representatives, and our guests. If you plan to attend or send a representative to the meeting, please notify us by marking the Advance Registration box on your proxy.

You may view this proxy statement and our Annual Report at the following Internet web site: www.proxyvote.com. An advance registration form may be submitted (for registered stockholders only) by selecting the proxy statement, the advance registration form and then clicking on the submit button once you have completed the form.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 001-11001

FRONTIER COMMUNICATIONS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**06-0619596** (I.R.S. Employer Identification No.)
3 High Ridge Park **Stamford, Connecticut** (Address of principal executive offices)	**06905** (Zip Code)

(203) 614-5600

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.25 per share	The NASDAQ Stock Market LLC
Series A Participating Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant on June 30, 2011 was approximately $7,996,790,000 based on the closing price of $8.07 per share on such date.

The number of shares outstanding of the registrant's Common Stock as of February 15, 2012 was 995,050,000.

DOCUMENT INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Company's 2012 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

TABLE OF CONTENTS

PART I

Item 1. *Business*

Frontier Communications Corporation (Frontier) is a communications company providing services predominantly to rural areas and small and medium-sized towns and cities in the U.S. Frontier and its subsidiaries are referred to as the "Company," "we," "us" or "our" throughout this report. Frontier was incorporated in the state of Delaware in 1935, originally under the name of Citizens Utilities Company, and was known as Citizens Communications Company from 2000 until July 31, 2008.

Our mission is to be the leader in providing communications services to residential and business customers in our markets. We are committed to delivering innovative and reliable products and solutions with an emphasis on convenience, service and customer satisfaction. We offer a variety of voice, data, internet, and television services and products, some that are available á la carte, and others that are available as bundled or packaged solutions. We believe that our local management structure, 100% U.S.-based customer service workforce and innovative product positioning will continue to differentiate us from our competitors in the markets in which we compete.

Highlights for 2011

- *The Transaction—Update*

  On July 1, 2010, Frontier acquired the defined assets and liabilities of the local exchange business and related landline activities of Verizon Communications Inc. (Verizon) in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin and in portions of California bordering Arizona, Nevada and Oregon (collectively, the Territories), including Internet access and long distance services and broadband video provided to designated customers in the Territories (which we refer to as the Acquired Business). This transaction (the Transaction) was financed with approximately $5.2 billion of common stock (Verizon shareholders received 678.5 million shares of Frontier common stock) plus the assumption of approximately $3.5 billion principal amount of debt.

  Frontier acquired approximately 4.0 million access lines in the Transaction. As a result, the Company is the nation's largest communications services provider focused on rural areas and small and medium-sized towns and cities, operating in 27 states, and the nation's fourth largest Incumbent Local Exchange Carrier (ILEC), with approximately 5.3 million access lines, 1.8 million broadband connections and 15,400 employees as of December 31, 2011.

  In October 2011, the Company converted all operating systems in four states of the Acquired Business to our legacy systems and converted all of the remaining nine Acquired Business states onto the Company's legacy financial, human resources and engineering systems. In March 2012, the Company expects to commence the conversion of the other operating systems in the remaining nine states of the Acquired Business onto the Company's legacy systems. The completion of the conversions will significantly enhance the Company's ability to manage the business and further reduce costs. The integration of the West Virginia operations of the Acquired Business was successfully completed prior to the closing of the Transaction.

  Based on current estimates and assumptions, we expect that our annualized cost savings will reach approximately $650 million by the end of 2012. Our 2011 savings from our targeted initiatives list (which includes, but is not limited to, network cost savings, contractor reductions, cancellation or reduction of vendor services, benefit changes and real estate savings) was approximately $156 million, or $248 million on an annualized basis, and combined with the savings achieved in 2010, equates to an annualized cost savings run rate of approximately $552 million as of the end of 2011.

- *Bank Financing*

  On October 14, 2011, the Company entered into a five-year $575 million senior unsecured term loan facility with a final maturity of October 14, 2016. The entire facility has been drawn and proceeds of $473 million were used to repay in full the remaining outstanding principal on three debt facilities, with the remainder available for general corporate purposes.

- *Dividend Policy*
  During 2011, we paid cash dividends at an annual rate of $0.75 per share. Effective February 16, 2012, our Board of Directors set the annual cash dividend at $0.40 per share. The Board reduced the dividend in order to strengthen our balance sheet and improve operational and financial flexibility. Future dividend payments will be made at the discretion of our Board of Directors.

- *Customer Revenue*
  During 2011, our customer revenue from both residential and business customers was $4,623.9 million, including business revenue of $2,353.4 million and residential revenue of $2,270.5 million. Our average monthly customer revenue per access line improved by $1.07, or 2%, to $70.10 for the full year of 2011 as compared to the second half of 2010.

- *Customer Retention*
  During 2011, our rate of access line loss improved to 8.3% for the full year of 2011 as compared to 8.8% for the second half of 2010, on an annual basis. We believe this is primarily attributable to improvements in customer service as well as customer recognition of the value of our products, services and bundled options, fewer residential moves out of territory, fewer moves by businesses to competitors and our ability to compete with cable telephony in a maturing market place.

- *Product Growth*
  During 2011, we added approximately 45,200 new High-Speed Internet (HSI) subscribers, net. At December 31, 2011, we had approximately 1,764,200 HSI customers. Throughout our properties, we offer a video product through DISH Network (DISH) and, in addition, we offer fiber optic video services in three states. We added approximately 26,100 video subscribers, net during 2011. At December 31, 2011, we had approximately 557,500 video customers.

- *Broadband Expansion*
  During 2011, we expanded our broadband availability to 415,000 new households, bringing our total to 655,000 since the Transaction. As of December 31, 2011, we had broadband in excess of 1 Mbps available to 83% of the households in our territory, in excess of 3 Mbps available to 76% of the households in our territory, in excess of 6 Mbps available to 56% of the households in our territory, and in excess of 20 Mbps available to 28% of the households in our territory.

Communications Services

As of December 31, 2011, we operated as an incumbent local exchange carrier (ILEC) in 27 states.

Our business is with both residential and business customers and we provide the "last mile" of telecommunications services to customers in these markets. Our services include:

- local and long distance voice services;
- data and Internet services;
- access services; and
- video services.

Competitive Strengths

We believe that we are distinguished by the following competitive strengths:

Enhanced scale and scope. Our increased scale and scope following the Transaction allows us to leverage our common support functions and systems (such as corporate administrative functions, information technology and network systems) for both operating expense and capital expenditure synergies. See Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)—Expected Cost Savings Resulting From the Transaction.

Broader footprint and greater revenue opportunities. Although prior to the Merger, we operated in 11 of the 14 states in which the Acquired Business operated, the ILEC footprints of our Frontier legacy business and the Acquired Business do not overlap. In addition, the customers of the Acquired Business generally have a

profile similar in characteristics such as age, income and property ownership to our legacy customers. We therefore have a broader operating footprint that provides greater revenue opportunities through the expansion of our existing operating strategies into the acquired Territories, through greater broadband penetration and through new product and services offerings in the acquired Territories.

Strong financial profile. For the year ended December 31, 2011, we generated revenue of approximately $5.2 billion and net cash from operating activities of approximately $1.6 billion. We have a well-balanced debt maturity schedule and we have available liquidity of over $1 billion, comprised of cash and available credit on our $750 million Revolving Credit Facility. On February 16, 2012, the Board of Directors set the annual cash dividend at $0.40 per share. This represents a $0.35 per share reduction from the most recent dividend of $0.75 per share. The reduction in dividend will result in an annual cash savings of approximately $348 million. We believe this change will strengthen our balance sheet by allowing us to reduce our debt, improve our operational and financial flexibility and strengthen the overall financial profile of the Company.

Experienced management team with proven track record of successful business integration. We are managed by a senior management team with a proven track record of successful business integration. This is demonstrated by the team's integration of former GTE Corporation, Global Crossing, Commonwealth and GVN properties, the integration of the West Virginia operations of the Acquired Business prior to the closing of the Transaction, the integration of four additional states of the Acquired Business on October 1, 2011 and the integration of 13 Acquired Business states onto the Company's legacy financial, human resources and engineering systems on October 1, 2011, along with the team's consolidation of five billing systems covering 2.1 million access lines into a single system for Frontier legacy operations over the past eight years.

Company Strategies

The key elements of our strategy are as follows:

Enhance customer loyalty through local engagement. We will continue our strategy of engaging the markets at the local level to ensure that we have a customer-driven sales and service focus that differentiates us from our competitors. Our local markets are operated by local managers responsible for the customer experience, as well as the financial results, in those markets. We invest in infrastructure improvements and enhancements each year, recognizing that the economic livelihood of the communities we serve will affect opportunities to grow the business. We therefore have a vested interest in the economic development of the communities we serve. We are also continuing our community involvement practices to create a competitive advantage through long-term customer loyalty. We remain committed to providing best-in-class service throughout our markets and, by doing so, we expect to maximize retention of current customers and gain new customers.

Increase revenue per customer. We continue to apply the sales and marketing practices that we have historically employed throughout our markets, including the sale of voice, data and video services as bundled packages and the use of promotions and incentives to drive market share. We believe these marketing strategies yield increased revenue per customer, strengthened customer relationships and improved customer retention. We tailor our services to the needs of our residential and business customers in the markets we serve and continually evaluate the introduction of new and complimentary products and services. We are increasing broadband availability to the customer base in the acquired Territories and, through innovative packages and promotions, plan to improve subscription rates for broadband services. We continue to provide direct broadcast satellite services from DirecTV and DISH, fiber optic video services in certain states and over-the-top internet video on our www.TumTiki.com website that launched in November 2011. As we strive to provide consumers with a diverse range of communications services, we continuously evaluate the viability of other communications product alliances. In addition, we have implemented, and will continue to implement, several growth initiatives, including launching new products and services with a focus on areas that are growing or demonstrate meaningful demand, such as wireless HSI, satellite video products, Internet advertising and "Frontier Secure" computer security and technical support. We will continue to focus on growing those products and services and to offer new ones, should we determine that they would be attractive to our customers.

Expand broadband footprint. We are concentrating on broadband as a core component of our service offering and growth. Consequently, we have earmarked capital expenditures for the expansion of broadband availability in the acquired Territories and view this expansion as an opportunity to satisfy customer needs and expectations, retain a greater number of customers and increase average revenue per customer. These capital expenditures include enhancing the existing outside plant by pushing fiber deeper into the network, enhancing interoffice transport and expanding the capability of our data backbone.

As of December 31, 2011, approximately 81% of the households in the acquired Territories had access to our broadband products with at least 1 Mbps. As of December 31, 2011, approximately 91% of the households in our legacy territories had access to our broadband products with at least 1 Mbps. In addition, in connection with the approval of the Transaction by the Federal Communications Commission (FCC) and certain state regulatory commissions, we have committed to expand broadband availability in certain areas of the acquired Territories. See "—Regulatory Environment—Regulation of our business."

Ensure integration of the Acquired Business. Effective with the closing of the Transaction, the Acquired Business (other than in West Virginia) operated on a common Verizon replicated information systems platform on an independent basis, and the Acquired Business in West Virginia was integrated on to our existing systems. The main integration effort required for us to operate the Acquired Business (in West Virginia) immediately following the Transaction was successfully completed prior to the closing of the Transaction, freeing up our resources to implement further strategies to achieve cost savings and drive revenue enhancements, including the information and network integration described below and the expansion of the broadband footprint.

In October 2011, the Company converted all operating systems in four states of the Acquired Business to our legacy systems and converted all of the remaining nine Acquired Business states onto the Company's legacy financial, human resources and engineering systems. In March 2012, the Company expects to commence the conversion of the other operating systems in the remaining nine states of the Acquired Business onto the Company's legacy systems. The completion of the conversions will significantly enhance the Company's ability to manage the business and further reduce costs.

Increase operating efficiencies and realize cost savings. We achieve cost savings by applying our corporate administrative functions and information technology and network systems to cover certain former Acquired Business functions (including certain functions formerly provided by Verizon, or other third-party service providers, to the Acquired Business). Based on current estimates and assumptions, we expect that our annualized cost savings will reach approximately $650 million by the end of 2012.

Growth through selective acquisitions. We continue to evaluate and may pursue select strategic acquisitions that would enhance revenues and cash flows, although until July 2012 we are subject to certain restrictions on the acquisition, issuance, repurchase, or change of ownership of our capital stock. We will continue to adhere to our selective criteria in any acquisition analysis.

Services

We offer a broad portfolio of high-quality communications services for residential and business customers in each of our markets. These include services traditionally associated with local telephone companies, as well as other services such as long distance, Internet access, broadband-enabled services and video services. We offer these services both á la carte and, increasingly, as bundled packages which are purposely designed to simplify customer purchasing decisions and to provide the customer with pricing discounts. We also offer incentives and promotions such as gifts to influence customers to purchase or retain certain services. We also enhance customer retention by offering one-, two- and three-year price protection plans under which customers commit to a term in exchange for predictable pricing or other incentives and promotions. We are staffed locally with skilled technicians and supervisory personnel, which enables us to provide efficiently and reliably an array of communications services to meet our customers' needs. Our call center operations and field technicians are staffed with 100% U.S.-based personnel.

Generation of Revenue

We generate revenue primarily by providing: (1) basic local and long distance voice wireline services to residential and business customers in our service areas; (2) data and Internet services and wireless data services; (3) network access to interexchange carriers for origination and termination of long distance voice and data traffic; (4) sales of third party and owned video services; and (5) sales of customer premise equipment.

Local and long distance voice services. We provide basic telephone wireline services to residential and business customers in our service areas. Our service areas are largely residential and generally less densely populated than the primary service areas of the largest ILECs. We also provide enhanced services to our customers by offering a number of calling features, including call forwarding, conference calling, caller identification, voicemail and call waiting. All of these local services are billed monthly in advance. Long distance network service to and from points outside our operating territories are provided by interconnection with the facilities of interexchange carriers. Our long distance services are billed either as unlimited/fixed number of minutes in advance or on a per minute-of-use basis.

We also offer packages of communications services. These packages permit customers to bundle their basic telephone line service with their choice of enhanced, long distance, video and Internet services for a monthly fee or usage fee depending on the plan.

We are continuing our efforts to increase the penetration of our enhanced services which may produce revenue with higher operating margins due to the relatively low marginal operating costs necessary to offer such services. Integrating these services with other services may provide the opportunity to capture an increased percentage of our customers' communications expenditures.

Data and Internet services. We offer a wide range of wireline data services to our residential, commercial and carrier customers. Residential services include HSI, dial up Internet, portal and email products, and Frontier Secure services, such as hard drive back-up and computer technical support. Commercial services include Ethernet, Dedicated Internet, Multiprotocol Label Switching (MPLS), and TDM data transport services. These services are all supported by a 24x7 help desk and an advanced Network Operations Center. Such services are generally offered on a contract basis and the service is billed on a fixed monthly recurring charge basis. Data and Internet services are typically billed monthly in advance.

We also offer wireless data services (using unlicensed WiFi spectrum) in select markets utilizing networks that we own or operate. Long-term contracts are billed in advance on an annual or semi-annual basis. End-user subscribers are billed in advance on a monthly recurring basis and colleges, universities and businesses are billed on a monthly recurring basis for a fixed number of users. Hourly, daily and weekly casual end-users are billed by credit card at the time of use.

Access services. Our switched access services allow other carriers to use our facilities to originate and terminate their local and long distance voice traffic. These services are generally offered on a month-to-month basis and the service billed primarily on a minutes-of-use basis. Switched access charges have been based on access rates filed with the FCC for interstate services and with the respective state regulatory agency for intrastate services. On November 18, 2011, the FCC released an Order that, beginning in July 2012, will transition terminating switched access over time to near zero by July 2017. While the FCC has asserted jurisdiction over these terminating access rates, during the transition the charges will continue to be based on tariffs filed with both the FCC and state regulatory agencies. In addition, subsidies that are received from state and federal authorities based on the higher cost of providing telephone service to certain rural areas are a part of our access services revenue. Beginning in July 2012, the Company will also be eligible to receive federal subsidies for the deployment of broadband in unserved and high cost areas. Monthly recurring access service fees are billed in advance.

Video services. We offer video services under an agency relationship with DISH in our legacy markets and with DirecTV in the acquired Territories (other than West Virginia and the four states of the Acquired Business that we converted to legacy systems in October 2011, where we sell the DISH product and continue to support existing customers who have the DirecTV product). We receive from the applicable satellite provider and recognize as revenue activation fees, other residual fees and nominal management, billing and collection fees. Additionally, we offer fiber optic video services on a limited basis in the states of Indiana, Oregon and

Washington pursuant to franchises, permits and similar authorizations issued by local franchising authorities utilizing fiber optic delivery transport to the home.

Customer Premise Equipment. We offer our small, medium and enterprise business customers a wide range of third-party telecommunications equipment tailored to their specific business needs. Equipment sales are most often sold in conjunction with a variety of voice, data and Internet services; however, equipment may also be sold on a stand-alone basis. We recognize revenue for these equipment sales as specified in the contracts, typically at time of installation and acceptance by our customers.

The following table sets forth the aggregate number of our access lines and HSI subscribers in the states in which we operated as of December 31, 2011.

State	Total Access lines and HSI subscribers	Percentage of total access lines and HSI subscribers
West Virginia	741,158	10.6%
Indiana	719,095	10.3%
New York	700,704	10.0%
Illinois	677,488	9.7%
Ohio	583,106	8.3%
Washington	525,070	7.5%
Michigan	445,045	6.3%
Pennsylvania	436,979	6.2%
Oregon	349,331	5.0%
Wisconsin	327,366	4.7%
North Carolina	263,278	3.8%
Minnesota	258,184	3.7%
California	193,527	2.8%
Arizona	181,397	2.6%
Idaho	131,170	1.9%
South Carolina	104,908	1.4%
Other States (1)	364,664	5.2%
Total	7,002,470	100%

Note: This table includes fiber optic and DSL High-Speed Internet subscribers and excludes approximately 28,600 Multiple Dwelling Units (MDUs).

(1) Includes Tennessee, Nevada, Iowa, Nebraska, Alabama, Utah, Georgia, New Mexico, Montana, Mississippi and Florida.

Change in the number of our access lines is one factor that is important to our revenue and profitability. We have lost access lines primarily as a result of competition and business downsizing, and because of changing consumer behavior (including wireless substitution and disconnections of second lines upon an HSI addition), economic conditions and changing technology. Our Frontier operations lost approximately 479,000 access lines (net) during the year ended December 31, 2011, but added approximately 45,000 HSI subscribers (net) during this same period. With respect to the access lines we lost in 2011, 368,000 were residential customer lines and 111,000 were business customer lines. We expect to continue to lose access lines but anticipate partially offsetting those losses with an increase in HSI subscribers during 2012. A substantial further loss of access lines, combined with increased competition and the other factors discussed in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, may cause our revenues, profitability and cash flows to decrease during 2012.

Our Company, like others in the industry, utilizes reporting metrics focused on units. Consistent with our strategy to focus on the customer, we also utilize residential and business customer metrics that, when combined with unit counts, provides additional insight into the results of our strategic initiatives described above.

	As of or for the year ended December 31, 2011	2010 (1)
Residential Customer Metrics:		
Customers	3,103,766	3,445,193
Revenue (in 000's)	$2,270,527	$1,693,354
Products per residential customer—Frontier Legacy (2)	2.72	2.60
Average monthly residential revenue per Customer		
—Frontier Legacy (3)	$ 60.65	$ 60.03
—Total Company (3)	$ 57.34	
Percent of customers on price protection plans—Frontier Legacy	63.1%	58.4%
Customer monthly churn		
—Frontier Legacy	1.33%	1.33%
—Total Company	1.61%	
Business Customer Metrics:		
Customers	309,900	343,823
Revenue (in 000's)	$2,353,375	$1,606,546
Average monthly business revenue per Customer		
—Frontier Legacy	$ 530.17	$ 502.41
—Total Company	$ 600.38	

(1) Revised from the previously disclosed amounts to reflect the reclassification of certain revenues from business to residential.

(2) Products per residential customer: primary residential voice line, HSI and video products have a value of 1. Long distance, Frontier Secure, second lines, feature packages and dial-up have a value of 0.5.

(3) Calculation excludes the Mohave Cellular Limited Partnership.

Network Architecture and Technology

Our local exchange carrier networks consist of central office hosts and remote sites, primarily equipped with digital and Internet Protocol switches. The outside plant consists of transport and distribution delivery networks connecting our host central office with remote central offices and ultimately with our customers. We own fiber optic and copper cable, which have been deployed in our networks and are the primary transport technologies between our host and remote central offices and interconnection points with other incumbent carriers.

Our fiber optic and copper transport system is capable of supporting increasing customer demand for high bandwidth transport services. We are currently upgrading our network with the latest Internet Protocol Transport and routing equipment, Reconfigurable Optical ADM Add/Drop Multiplexers (ROADM) transport systems, Very High Bit-Rate DSL (VDSL) HSI equipment, and Voice over Internet Protocol (VoIP) switches. These systems will support advanced service such as Metro Ethernet, Dedicated Internet, Multiprotocol Label Switching (MPLS) transport, and VoIP. The network is designed with redundancy and auto-failover capability on our major circuits.

As of December 31, 2011, approximately 91% of the households in our legacy territories had access to our broadband products with at least 1 Mbps. As of December 31, 2011, approximately 81% of the households in the acquired Territories had access to broadband products with at least 1 Mbps.

Rapid and significant changes in technology are expected to continue to occur in the communications industry. Our success will depend, in part, on our ability to anticipate and adapt to technological changes. We believe that our existing network architecture will enable us to respond to these technological changes efficiently. In addition, we anticipate reducing costs through the sharing of best practices across operations, centralization or standardization of functions and processes, and deployment of technologies and systems that provide for greater efficiencies and profitability.

Competition

Competition in the communications industry is intense. We experience competition from many communications service providers, including cable operators offering video, data and VoIP products, wireless carriers, long distance providers, competitive local exchange carriers, Internet providers and other wireline carriers. We believe that as of December 31, 2011, approximately 93% of the households in our territories could receive voice, data and video services from a competitive provider.

Residential and business customer behavior is affected by the ongoing economic uncertainty. Customers have reduced their spending by not purchasing our services or by discontinuing some or all of our services. These trends may continue and may result in a continued challenging revenue environment. The weak economic environment may produce increased delinquencies and bankruptcies and, therefore, affect our ability to collect money owed to us by residential and business customers.

We employ a number of strategies to combat the competitive pressures and changes in customer behavior noted above. Our strategies are focused on preserving and generating new revenues through customer retention, upgrading and up-selling services to existing customers, new customer growth, win-backs of former customers, new product deployment, and by managing our profitability and cash flow through targeted reductions in operating expenses and capital expenditures.

We are focused on enhancing the customer experience to differentiate us from our competition. Our commitment to providing customer service is demonstrated by our 100% U.S.-based workforce, our expanded customer service hours, shorter scheduling windows for in-home appointments, call reminders and follow-up calls for service appointments. Additionally, we seek to achieve our customer retention goals by offering attractive packages of value-added services to our local access line customers. Our bundled services include HSI, unlimited long distance calling, enhanced telephone features and video offerings.

We are also focused on increasing sales of existing products, including unlimited long distance minutes, bundles of long distance minutes, wireless data, Internet portal advertising, and the Frontier Secure product suite. This last category is a suite of products that is aimed at managing the personal computing experience for our customers and is designed to provide value and simplicity to meet customers' ever-changing needs. The Frontier Secure products and services suite includes services such as an in-home, full installation of the Company's HSI product, two hour appointment windows for the installation, hard drive back-up services, 24-7 help desk PC support and inside wire maintenance (when bundled). In 2011, the Frontier Secure products generated approximately $27.5 million in revenue. Our www.TumTiki.com website, that launched in November 2011, provides easy online access to free television programs, video on demand movies and other entertainment. Hard drive back-up services, 24-7 help desk PC support and our www.TumTiki.com website are also available to consumers and small businesses throughout the United States. Although we are optimistic about the opportunities to increase revenue and reduce customer churn (i.e., customer attrition) that are provided by each of these initiatives, we cannot provide assurance about their long term profitability or impact on revenue.

On the commercial side of our business, we are focused on many of the same strategies and enhancements described above as well as providing state-of-the-art transport services to wireless cell towers in our territories and expanding the number of people selling and servicing our medium, enterprise and government customers with sophisticated products and services (e.g., IP PBX, E911 equipment, Ethernet, SIP trunking).

The goal of offering multiple products and services to our customers pursuant to price protection programs, billing on a single bill, on-line bill pay, providing superior customer service, and being active in our local communities is to generate customer loyalty which should help us generate new, and retain existing, customer revenue.

For additional discussion of our competitive strategies, see "Company Strategies" above.

Regulatory Environment

The majority of our operations are regulated by the FCC and various state regulatory agencies, often called public service or utility commissions.

Some of our revenue is subject to regulation by the FCC and various state regulatory agencies. We expect federal and state lawmakers to continue to review and revise the statutes governing the level and type of regulation for telecommunications services.

Regulation of our business

We are subject to federal, state and local regulation. We have various regulatory authorizations for our regulated service offerings. At the federal level, the FCC generally exercises jurisdiction over facilities and services of common carriers, such as our company, to the extent those facilities are used to provide, originate or terminate interstate or international telecommunications services. State regulatory commissions generally exercise jurisdiction over common carriers' facilities and services to the extent those facilities are used to provide, originate or terminate intrastate telecommunications services. In particular, state regulatory agencies have substantial oversight over the provision by incumbent telephone companies of interconnection and non-discriminatory network access to competitive providers. In addition, local governments often regulate the public rights-of-way necessary to install and operate networks, and may require service providers to obtain licenses or franchises regulating their use of public rights-of-way. Municipalities and other local government agencies also may regulate other limited aspects of our business, by requiring us to obtain construction permits and to abide by building codes.

We believe that competition in our telephone service areas will continue to increase in the future as a result of the Telecommunications Act of 1996 (the "1996 Act" or the "Telecommunications Act") and actions taken by the FCC and state regulatory authorities, and through increased deployment of various types of technology, although the ultimate form and degree of competition cannot be predicted at this time. Competition may lead to loss of revenues and profitability as a result of loss of customers; reduced usage of our network by our customers who may use alternative providers for voice and data services; and reductions in prices for our services which may be necessary to meet competition.

Under the 1996 Act, state regulatory commissions have jurisdiction to arbitrate and review interconnection disputes and agreements between ILECs and competitive local exchange carriers, in accordance with rules set by the FCC. State regulatory commissions also may impose fees on providers of telecommunications services within their respective states to support state universal service programs. Many of the states in which we operate require prior approvals or notifications for certain acquisitions and transfers of assets, customers, or ownership of regulated entities.

In connection with granting their approvals of the Transaction, the FCC and certain state regulatory commissions specified certain capital expenditure and operating requirements for the acquired Territories for specified periods of time post-closing. These requirements focus primarily on certain capital investment commitments to expand broadband availability to at least 85% of the households throughout the acquired Territories with minimum speeds of 3 megabits per second (Mbps) by the end of 2013 and 4 Mbps by the end of 2015. To satisfy all or part of certain capital investment commitments to three state regulatory commissions, we placed an aggregate amount of $115.0 million in cash into escrow accounts and obtained a letter of credit for $190.0 million in 2010. Another $72.4 million of cash in an escrow account (with a cash balance of $62.9 million and an associated liability of $14.3 million as of December 31, 2011) was acquired in connection with the Transaction to be used for service quality initiatives in the state of West Virginia. As of December 31, 2011, $43.0 million had been released from these escrow accounts. In addition, as of this date, the letter of credit has been reduced to $100.0 million. The aggregate amount of these escrow accounts and the letter of credit has decreased and will continue to decrease over time as Frontier makes the required capital expenditures in the respective states.

In addition, in certain states, we are subject to operating restrictions such as rate caps (including maintenance of existing rates on residential and business products and wholesale prices and terms of interconnection agreements with competitive local exchange carriers and arrangements with carriers that, in each case, existed as of the time of the Transaction), continuation of product bundle offerings that we offered before the Transaction, and restrictions on how early termination fees are calculated, restrictions on caps on usage of broadband capacity, and certain minimum service quality standards for a defined period of time (the failure of which to meet may result in penalties, including, in one state, cash management limitations on certain

of our subsidiaries in that one state). In one other state, our subsidiaries are subject to restrictions on the amount of dividends up to the parent company for a period of approximately four years. We are also required to report certain financial information and adhere for a period of time to certain conditions regulating competition and consumer protection. Although most of these requirements are generally consistent with our business plans, they may restrict our flexibility in operating our business during the specified periods, including our ability to raise rates in a declining revenue environment and to manage cash transfers from our subsidiaries in two states if we do not meet certain operating service criteria.

Some legislation and regulations are, or could in the future be, the subject of judicial proceedings, legislative hearings and administrative proposals or challenges which could change the manner in which the entire industry operates. Neither the outcome of any of these developments, nor their potential impact on us, can be predicted at this time. Regulation can change rapidly in the communications industry, and such changes may have an adverse effect on us. See "Risk Factors—Risks Related to Regulation—Changes in federal or state regulations may reduce the switched access charge revenues we receive."

Regulation of the telecommunications industry at the federal and state level

At the federal level and in a number of the states in which we operate, we are subject to price cap or incentive regulation plans under which prices for regulated services are capped in return for the elimination or relaxation of earnings oversight. The goal of these plans is to provide incentives to improve efficiencies and increased pricing flexibility for competitive services while ensuring that customers receive reasonable rates for basic services. Some of these plans have limited terms and, as they expire, we may need to renegotiate with various states. These negotiations could impact rates, service quality and/or infrastructure requirements which could impact our earnings and capital expenditures. In other states in which we operate, we are subject to rate of return regulation that limits levels of earnings and returns on investments. Approximately 1,858,000 access lines, or 35% of our total access lines, at December 31, 2011 are in state jurisdictions under the rate of return regulatory model. The FCC's National Broadband Plan, a non-binding set of recommendations released in March 2010 and described further below, recommends requiring all incumbent local exchange carriers to be regulated for interstate services, if at all, under incentive regulation. On November 18, 2011, the FCC released a Report and Order and Further Notice of Proposed Rulemaking on the subject of Universal Service Fund and intercarrier compensation reform (USF/ICC Report & Order). The USF/ICC Report & Order stated that carriers that are generally considered price cap carriers, such as Frontier, with remaining rate-of-return operations would have those operations included as part of the carrier's overall price-cap based Universal Service calculation. The FCC also sought comment on how to transition away from the current rate-of-return system in the future. We will continue to advocate our position for no or reduced regulation with various regulatory agencies. In some of our states, we have already been successful in reducing or eliminating price regulation on end-user services subject to state commission jurisdiction.

Federal subsidies have historically been driven by many factors, including the National Average Cost per Local Loop (NACPL). The USF/ICC Report & Order changes how federal subsidies will be calculated and disbursed, with this change being phased in beginning in 2012. These changes will transition the federal Universal Service High-Cost Fund, which supports voice services in high-cost areas, to the Connect America Fund (CAF), which will support broadband deployment in high-cost areas. CAF Phase I will be implemented in 2012, and price cap carriers will receive the same amount of support from all USF high-cost programs as in 2011. In addition, the FCC in CAF Phase I will make available for price cap ILECs an additional $300 million in incremental high cost broadband support to be used for broadband deployment to unserved areas. The FCC anticipates that it will replace this interim program with a Phase II CAF long-term solution in 2013, though the interim program will continue if no such solution is put in place. Frontier will receive a portion of the $300 million CAF Phase I interim support, although the extent is not yet known. The USF/ICC Report and Order requires carriers receiving the CAF Phase I interim support to deploy broadband in areas that are currently unserved based on an FCC formula that is currently under reconsideration at the FCC and the outcome of that decision is not yet known. Some states where Frontier operates continue to evaluate the manner in which they will determine state subsidy eligibility.

Telephone companies are subject to FCC rules governing privacy of certain customer information. Among other things, these rules obligate carriers to implement procedures to: protect certain customer information from inappropriate disclosure; obtain customer permission to use certain information in marketing; authenticate customers before disclosing account information; and annually certify compliance with the FCC's rules.

Most states have certification requirements that require providers of telecommunications services to obtain authority from the state regulatory commission prior to offering common carrier services. Most of the local exchange companies that are operated by us operate as incumbent carriers in the states in which they operate and are certified in those states to provide local telecommunications services. State regulatory commissions generally regulate the rates ILECs charge for intrastate services, including rates for intrastate access services paid by providers of intrastate long distance services. The FCC's USF/ICC Report & Order, however, removes much of the states' authority to set terminating intrastate switched access rates. This aspect of the USF/ICC Report & Order has been challenged by certain parties in court.

Recent and potential regulatory developments

Federal legislators, the FCC and state regulators are currently considering a number of proposals for changing the manner in which eligibility for federal subsidies is determined as well as the amounts of such subsidies.

On March 16, 2010, the FCC released its National Broadband Plan. The National Broadband Plan proposes a series of actions that could result in additional regulatory requirements for broadband services as well as a series of other regulatory reforms. The FCC has completed some of the proceedings proposed in the National Broadband Plan on a broad number of topics, including Universal Service and intercarrier compensation reform. There are many outstanding questions regarding future support distributions and intercarrier compensation reform that remain open, the outcome of which may significantly change Federal Universal Service funding and disbursement mechanisms and interstate, intrastate and local intercarrier compensation. The outcome and timing of these proceedings are unknown and, accordingly, we are unable to predict the impact of future changes on our results of operations.

On November 18, 2011, the FCC adopted an Order to reform the federal Universal Service High-Cost Fund and Intercarrier Compensation. Intercarrier Compensation, which is the payment framework that governs how carriers compensate each other for the exchange of traffic, will transition over a number of years beginning in mid-2012 to a near zero rate for terminating traffic by 2017. Carriers will be able to recover a portion of those revenues through end user rates and other replacement support mechanisms. Additionally, the USF/ICC Report & Order requires VoIP providers to pay interstate terminating interconnection charges and requires all carriers terminating traffic to provide appropriate call information, thus prohibiting so-called "phantom traffic." The USF/ICC Report & Order preempts the states with regard to the regulation of intrastate terminating access rates. The reform of the Universal Service Fund shifts the existing High-Cost portion of the fund from supporting voice services to supporting broadband deployment in high-cost areas. The USF/ICC Report & Order has been challenged by certain parties in court and certain parties have also petitioned the FCC to reconsider various aspects of the USF/ICC Report & Order. Accordingly, Frontier cannot predict the long-term impact at this time but believes that the USF/ICC Report & Order will provide a stable regulatory framework to facilitate Frontier's ongoing focus on the deployment of broadband into its rural markets.

The FCC also has an ongoing proceeding considering whether to make changes in its regulatory regime governing special access services, including whether to mandate lower rates, change standards for deregulation and pricing flexibility, or to require changes to other terms and conditions. When and how these proposed changes will be addressed are unknown and, accordingly, we are unable to predict the impact of future changes on our results of operations. However, future reductions in our subsidy or switched access revenues may directly affect our profitability and cash flows as those regulatory revenues do not have the same level of associated variable expenses. Both switched access and subsidy revenues continued to decline in 2011, as compared to 2010, and are likely to decline further in 2012.

Certain states also have their own open proceedings to address reform to intrastate access charges and other intercarrier compensation. In addition, we have been approached by, and/or are involved in formal state proceedings with, various carriers seeking reductions in intrastate access rates in certain states. Although the

FCC has pre-empted state jurisdiction on certain access charges, many states are still considering moving forward with their proceedings. We cannot predict when or how these matters will be decided or the effect on our subsidy or switched access revenues. However, future reductions in our subsidy or switched access revenues may directly affect our profitability and cash flows as those regulatory revenues do not have an equal level of associated variable expenses.

Regulators at both the federal and state levels continue to address whether VoIP services are subject to the same or different regulatory and intercarrier compensation regimes as traditional voice telephony. The FCC, through the USF/ICC Report & Order, has determined that VoIP-originated traffic terminating on the Public Switched Telephone Network is subject to interstate access rates. The FCC declined to address other VoIP-related issues. The FCC has stated its intent to address open questions regarding the treatment of VoIP services in its ongoing "IP-Enabled Services Proceeding." Internet telephony may have an advantage in the marketplace over our traditional services if it remains less regulated.

In past years, some state regulators have in the past considered imposing on regulated companies (including us) cash management practices that could limit the ability of a company to transfer cash among its subsidiaries or to its parent company. None of the existing state requirements materially affect our cash management, but future changes by state regulators could affect our ability to freely transfer cash within our consolidated companies.

Current and potential Internet regulatory obligations

In connection with our Internet access offerings, we could become subject to laws and regulations as they are adopted or applied to the Internet. There is currently only limited regulation applicable to these services. As the significance of the Internet expands, federal, state and local governments may pass laws and adopt rules and regulations, or apply existing laws and regulations to the Internet (including Internet access services), and related matters are under consideration in both federal and state legislative and regulatory bodies. We cannot predict whether the outcome of pending or future proceedings will prove beneficial or detrimental to our competitive position.

The FCC adopted orders which put wireline broadband Internet access service, commonly delivered by DSL or fiber technology, as well as mobile wireless based broadband Internet access service and other forms of broadband Internet access services on an equal regulatory footing with cable modem service. This approach is consistent with a United States Supreme Court decision upholding the FCC's classification of cable modem services as "information services" not subject to mandatory common carriage regulation. Specifically, the FCC has determined that these information services are functionally integrated with any underlying telecommunications component, and that there is no obligation to separate out and offer that transmission component subject to common carriage regulation. The FCC has imposed particular regulatory obligations on broadband services. For example, it has concluded that VoIP and facilities-based broadband Internet access providers must comply with the Communications Assistance for Law Enforcement Act, a decision that the United States Court of Appeals for the District of Columbia Circuit has upheld. The FCC has also required VoIP providers to provide enhanced 911 emergency calling capabilities.

In October 2009, the FCC issued a proposed rulemaking looking at rules to "Preserve a Free and Open Internet," including a reconsideration of the legal classification of broadband and proposed restrictions on broadband network management practices. On December 21, 2010, the FCC adopted an order imposing some regulations on Internet service providers. These regulations affect fixed and mobile broadband providers differently. These regulations became effective November 20, 2011, and Frontier is in compliance with these regulations. These regulations are currently subject to court challenge by multiple parties, and the outcome and its effect on Frontier is unknown.

Video programming. Federal, state and local governments extensively regulate the video services industry. Our fiber optic video service is subject to, among other things, subscriber privacy regulations; requirements that we carry a local broadcast station or obtain consent to carry a local or distant broadcast station; rules for franchise renewals and transfers; the manner in which program packages are marketed to subscribers; and program access requirements.

We provide video programming, on a limited basis, in Oregon, Washington and Indiana pursuant to franchises, permits and similar authorizations issued by local franchising authorities utilizing fiber optic delivery transport to the home. Most franchises are subject to termination proceedings in the event of a material breach. In addition, most franchises require payment of a franchise fee as a requirement to the granting of authority.

Many franchises establish comprehensive facilities and service requirements, as well as specific customer service standards and monetary penalties for non-compliance. In many cases, franchises are terminable if the franchisee fails to comply with significant provisions set forth in the franchise agreement governing system operations. Franchises are generally granted for fixed terms of at least ten years and must be periodically renewed. Local franchising authorities may resist granting a renewal if either past performance or the prospective operating proposal is considered inadequate.

For information regarding approvals by local franchising authorities in connection with the transactions, see "—Regulatory Environment—Regulation of our business."

Environmental regulation

Like all other local telephone companies, the local exchange carrier subsidiaries we operated are subject to federal, state and local laws and regulations governing the use, storage, disposal of, and exposure to hazardous materials, the release of pollutants into the environment and the remediation of contamination. As an owner and former owner of property, we are subject to environmental laws that could impose liability for the entire cost of cleanup at contaminated sites, including sites formerly owned by us or the Acquired Business, regardless of fault or the lawfulness of the activity that resulted in contamination. We believe that our operations are in substantial compliance with applicable environmental laws and regulations.

Segment Information

We currently operate in only one reportable segment.

Financial Information about Foreign and Domestic Operations and Export Sales

We have no foreign operations.

General

Order backlog is not a significant consideration in our business. We have no material contracts or subcontracts that may be subject to renegotiation of profits or termination at the election of the Federal government.

Intellectual Property

We believe that we have the trademarks, trade names and intellectual property licenses that are necessary for the operation of our business.

Employees

As of December 31, 2011, we had approximately 15,400 employees. Approximately 10,000 of our employees are affiliated with a union. The number of union employees covered by collective bargaining agreements expiring during 2012 is approximately 3,100. We consider our relations with our employees to be good.

Available Information

We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission (SEC). Such reports, proxy statements and other information may be obtained by visiting the Public Reference

Room of the SEC at 100 F Street, NE, Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (*www.sec.gov*) that contains reports, proxy and information statements and other information regarding the Company and other issuers that file electronically.

We make available, free of charge on our website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as practicable after we electronically file these documents with, or furnish them to, the SEC. These documents may be accessed through our website at *www.frontier.com* under "Investor Relations." The information posted or linked on our website is not part of this report. We also make our Annual Report available in printed form upon request at no charge.

We also make available on our website, or in printed form upon request, free of charge, our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and the charters for the Audit, Compensation, and Nominating and Corporate Governance committees of the Board of Directors. Stockholders may request printed copies of these materials by writing to: 3 High Ridge Park, Stamford, Connecticut 06905 Attention: Corporate Secretary. Our website address is *www.frontier.com*.

Item 1A. *Risk Factors*

Before you make an investment decision with respect to any of our securities, you should carefully consider all the information we have included or incorporated by reference in this Form 10-K and our subsequent periodic filings with the SEC. In particular, you should carefully consider the risk factors described below and read the risks and uncertainties related to "forward-looking statements" (which we do not undertake to update) as set forth in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this Form 10-K, any of which could materially adversely affect our business, operating results, financial condition and the actual outcome of matters as to which forward-looking statements are made in this report. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that are not presently known to us or that we currently deem immaterial or that are not specific to us, such as general economic conditions, may also adversely affect our business and operations. The following risk factors should be read in conjunction with MD&A and the consolidated financial statements and related notes included in this report.

Risks Related to Our Business

We will likely face further reductions in access lines, switched access minutes of use, long distance revenues and federal and state subsidy revenues, which could adversely affect us.

We have experienced declining access lines, switched access minutes of use, long distance revenues, federal and state subsidies and related revenues because of economic conditions, increasing competition, changing consumer behavior (such as wireless displacement of wireline use, email use, instant messaging and increasing use of VoIP), technology changes and regulatory constraints. For example, Frontier's access lines declined 8% in 2011 and 9% in 2010 on a full year pro forma basis. In addition, Frontier's switched access minutes of use declined 11% in 2011 and declined 14% in 2010 on a full year pro forma basis. We will likely continue to experience reductions in the future. The factors referred to above, among others, are likely to cause our local network service, switched network access, long distance and subsidy revenues to continue to decline, and these factors may cause our cash generated by operations to decrease.

We face intense competition, which could adversely affect us.

The communications industry is extremely competitive and competition is increasing. The traditional dividing lines between local, long distance, wireless, cable and Internet service providers are becoming increasingly blurred. Through mergers and various service expansion strategies, service providers are striving to provide integrated solutions both within and across geographic markets. Our competitors include competitive local exchange carriers and other providers (or potential providers) of services, such as Internet service providers, wireless companies, VoIP providers and cable companies that may provide services competitive with the services that we offer or intend to introduce. We also believe that wireless and cable telephony providers

have increased their penetration of various services in our markets. We expect that we will continue to lose access lines and that competition with respect to all of our products and services will increase.

We expect competition to intensify as a result of the entrance of new competitors, penetration of existing competitors into new markets, changing consumer behavior and the development of new technologies, products and services that can be used in substitution for our products and services. We cannot predict which of the many possible future technologies, products or services will be important in order to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services. Our ability to compete successfully will depend on the success of capital expenditure investments in our territories, in addition to our new marketing efforts, our ability to anticipate and respond to various competitive factors affecting the industry, including a changing regulatory environment that may affect our business and that of our competitors differently, new services that may be introduced (including wireless broadband offerings), changes in consumer preferences, demographic trends, economic conditions and pricing strategies by competitors. Increasing competition may reduce our revenues and increase our marketing and other costs as well as require us to increase our capital expenditures and thereby decrease our cash flow.

Some of our competitors have superior resources, which may place us at a cost and price disadvantage.

Some of our competitors have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than ours. In addition, some of these competitors are able to raise capital at a lower cost than we are able to. Consequently, some of these competitors may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily and devote greater resources to the marketing and sale of their products and services than we will be able to. Additionally, the greater brand name recognition of some competitors may require us to price our services at lower levels in order to retain or obtain customers.

Finally, the cost advantages of some of these competitors may give them the ability to reduce their prices for an extended period of time if they so choose.

We may be unable to grow our revenues and cash flows despite the initiatives we have implemented.

We must produce adequate revenues and cash flows that, when combined with funds available under our revolving credit facility, will be sufficient to service our debt, fund our capital expenditures, pay our taxes, fund our pension and other employee benefit obligations and pay dividends pursuant to our dividend policy. We have identified some potential areas of opportunity and implemented several growth initiatives, including increasing marketing promotions and related expenditures and launching new products and services with a focus on areas that are growing or demonstrate meaningful demand, such as wireline and wireless HSI, satellite video products, and the Frontier Secure suite of products, which includes computer technical support. We cannot assure you that these opportunities will be successful or that these initiatives will improve our financial position or our results of operations.

Weak economic conditions may decrease demand for our services or necessitate increased discounts.

We could be adversely impacted if current economic conditions or their effects continue. Downturns in the economy and competition in our markets could cause some of our customers to reduce or eliminate their purchases of our basic and enhanced services, HSI and video services and make it difficult for us to obtain new customers. In addition, if current economic conditions continue, our customers may delay or discontinue payment for our services or seek more competitive pricing from other service providers, or we may be required to offer increased discounts in order to retain our customers.

Disruption in our networks, infrastructure and information technology may cause us to lose customers and incur additional expenses.

To attract and retain customers, we must provide reliable service. Some of the risks to our networks, infrastructure and information technology include physical damage, security breaches, capacity limitations, power surges or outages, software defects and other disruptions beyond our control, such as natural disasters and acts of terrorism. From time to time in the ordinary course of business, we experience short disruptions in our service due to factors such as cable damage, theft of our equipment, inclement weather and service failures of our third-party service providers. We could experience more significant disruptions in the future. We could

also face disruptions due to capacity limitations if changes in our customers' usage patterns for our HSI services result in a significant increase in capacity utilization, such as through increased usage of video or peer-to-peer file sharing applications. Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose customers and incur additional expenses, and thereby adversely affect our business, revenues and cash flows.

Our business is sensitive to the creditworthiness of our wholesale customers.

We have substantial business relationships with other telecommunications carriers for whom we provide service. While bankruptcies of these carriers have not had a material adverse effect on our business in recent years, future bankruptcies in the industry could result in the loss of significant customers by us, as well as cause more price competition and uncollectible accounts receivable. Such bankruptcies may be more likely in the future if current economic conditions continue through 2012 or beyond. As a result, our revenues and results of operations could be materially and adversely affected.

A significant portion of our workforce is represented by labor unions and is therefore subject to collective bargaining agreements; if we are unable to enter into new agreements or renew existing agreements before they expire, our workers subject to collective bargaining agreements could engage in strikes or other labor actions that could materially disrupt our ability to provide services to our customers.

As of December 31, 2011, we had approximately 15,400 active employees. Approximately 10,000, or 65%, of these employees were represented by unions and were therefore subject to collective bargaining agreements. Of the union represented employees as of December 31, 2011, approximately 3,100, or 31%, are subject to collective bargaining agreements that expire in 2012 and approximately 4,500, or 45%, are subject to collective bargaining agreements that expire in 2013.

We cannot predict the outcome of negotiations of the collective bargaining agreements covering our employees. If we are unable to reach new agreements or renew existing agreements, employees subject to collective bargaining agreements may engage in strikes, work slowdowns or other labor actions, which could materially disrupt our ability to provide services. New labor agreements or the renewal of existing agreements may impose significant new costs on us, which could adversely affect our financial condition and results of operations in the future.

If we are unable to hire or retain key personnel, we may be unable to operate our business successfully.

Our success will depend in part upon the continued services of our management. We cannot guarantee that our key personnel will not leave or compete with us. The loss, incapacity or unavailability for any reason of key members of our management team could have a material impact on our business. In addition, our financial results and our ability to compete will suffer should we become unable to attract, integrate or retain other qualified personnel in the future.

Our efforts to integrate our legacy business and the Acquired Business may not be successful.

The acquisition of the Acquired Business was the largest and most significant acquisition we have undertaken. Our management has been and will continue to be required to devote a significant amount of time and attention to the process of integrating the operations of our legacy business and the Acquired Business, which may decrease the time management will have to serve existing customers, attract new customers and develop new services or strategies. The size and complexity of the Acquired Business and the use of our existing common support functions and systems to manage the Acquired Business, if not managed successfully, may result in interruptions in our activities, a decrease in the quality of our services, a deterioration in our employee and customer relationships, increased costs of integration and harm to our reputation, all of which could have a material adverse effect on our business, financial condition and results of operations.

We may not realize the growth opportunities that we anticipated from the Transaction.

The benefits that we expect to achieve as a result of the acquisition of the Acquired Business will depend, in part, on our ability to realize anticipated growth opportunities. Our success in realizing these growth opportunities and the timing of this realization, depends on the successful integration of our legacy business and operations and the Acquired Business and operations. Even if we are able to complete the integration of the businesses and operations successfully, this integration may not result in the realization of the full benefits of

the growth opportunities that we currently expect from this integration. Moreover, we have incurred substantial expenses in connection with the integration of our legacy business and the Acquired Business. Through December 31, 2011, we have incurred $440.3 million in integration expenses and capital expenditures, and we anticipate that additional expenditures will be incurred in 2012 to complete the integration. Accordingly, the benefits from the Transaction may be partially offset by costs incurred or delays in integrating the businesses.

Regulatory authorities, in connection with their approval of the acquisition, imposed on us certain conditions relating to our capital expenditures and business operations which may adversely affect our financial performance.

In connection with granting their approvals of the Transaction, the FCC and certain state regulatory commissions specified certain capital expenditure and operating requirements for the acquired Territories for specified periods of time post-closing. These requirements focus primarily on certain capital investment commitments to expand broadband availability to at least 85% of the households throughout the acquired Territories with minimum speeds of 3 megabits per second (Mbps) by the end of 2013 and 4 Mbps by the end of 2015. To satisfy all or part of certain capital investment commitments to three state regulatory commissions, we placed an aggregate amount of $115.0 million in cash into escrow accounts and obtained a letter of credit for $190.0 million in 2010. Another $72.4 million of cash in an escrow account (with a cash balance of $62.9 million and an associated liability of $14.3 million as of December 31, 2011) was acquired in connection with the Transaction to be used for service quality initiatives in the state of West Virginia. As of December 31, 2011, we had a restricted cash balance in these escrow accounts in the aggregate amount of $144.7 million. As of such date, $43.0 million had been released from escrow. As of December 31, 2011, the letter of credit has been reduced to $100.0 million.

In addition, in certain states, we are subject to operating restrictions such as rate caps (including maintenance of the rates on residential and business products and the prices and terms of interconnection agreements with competitive local exchange carriers and arrangements with carriers that, in each case, existed as of the time of the acquisition), continuation of product bundle offerings that we offered before the Transaction, waiver of certain customer early termination fees and restrictions on others, restrictions on caps on usage of broadband capacity, and certain minimum service quality standards for a defined period of time (the failure of which to meet, in one state, will result in penalties, including cash management limitations on certain of our subsidiaries in that one state). In one other state, our subsidiaries are subject to restrictions on the amount of dividends that can be paid to the parent company for a period ending on June 30, 2014. We are also required to report certain financial information and adhere for a period of time to certain conditions regulating competition and consumer protection. The foregoing conditions may restrict our ability to expend cash for other uses and to modify the operations of our business in response to changing circumstances for a period of time.

Most of the Acquired Business operates on systems acquired from Verizon, which are not as flexible as our legacy systems.

Currently, certain functions of the Acquired Business in nine states are operated on Verizon replicated information systems, which are not as flexible as ours and restrict our ability to quickly react to our customers needs. Until such systems are fully converted, which is currently scheduled to commence in March 2012, our ability to launch new products and promotions in these acquired Territories on a timely basis may be limited, which may have an adverse impact on our results of operations.

If the Transaction does not qualify as tax-free under Section 355 of the Internal Revenue Code (the Code), including as a result of subsequent acquisitions of stock of Frontier, then Verizon or Verizon stockholders may be required to pay substantial U.S. federal income taxes, and we may be obligated to indemnify Verizon for such taxes imposed on Verizon or Verizon stockholders.

The Transaction would be taxable to Verizon pursuant to Section 355(e) of the Code if there is a 50% or more change in ownership of the Acquired Business, directly or indirectly, as part of a plan or series of related transactions that include the Transaction. Because Verizon stockholders collectively owned more than 50% of the Frontier common stock following the Transaction, the Transaction alone did not result in a tax to Verizon under Section 355(e). However, Section 355(e) might apply if other acquisitions of stock of Frontier after the Transaction are considered to be part of a plan or series of related transactions that include the spin-off. If

Section 355(e) applies, Verizon might recognize a substantial amount of taxable gain and we may be liable to indemnify Verizon.

Under a tax sharing agreement, in certain circumstances, and subject to certain limitations, we are required to indemnify Verizon against taxes on the Transaction that arise as a result of actions or failures to act by us, or as a result of changes in ownership of our stock after the Transaction. See "We will be unable to take certain actions until July 2012 because such actions could jeopardize the tax-free status of the Transaction, and such restrictions could be significant."

We will be unable to take certain actions until July 2012 because such actions could jeopardize the tax-free status of the Transaction, and such restrictions could be significant.

The tax sharing agreement prohibits us from taking actions that could reasonably be expected to cause the Transaction to be taxable or to jeopardize the conclusions of the IRS ruling or opinions of counsel received by Verizon or Frontier. In particular, for two years after the spin-off, or until July 2012, we may not:

- enter into any agreement, understanding or arrangement or engage in any substantial negotiations with respect to any transaction involving the acquisition, issuance, repurchase or change of ownership of Frontier capital stock, or options or other rights in respect of Frontier capital stock, subject to certain exceptions relating to employee compensation arrangements, stock splits, open market stock repurchases and stockholder rights plans;
- permit certain wholly owned subsidiaries owned by the Acquired Business at the time of the Transaction to cease the active conduct of the Acquired Business to the extent it was conducted immediately prior to the Transaction; or
- voluntarily dissolve, liquidate, merge or consolidate with any other person, unless we survive and the transaction otherwise complies with the restrictions in the tax sharing agreement.

Nevertheless, we will be permitted to take any of the actions described above if we obtain Verizon's consent, or if we obtain a supplemental IRS private letter ruling (or an opinion of counsel that is reasonably acceptable to Verizon) to the effect that the action will not affect the tax-free status of the Transaction. However, the receipt of any such consent, opinion or ruling does not relieve us of any obligation we have to indemnify Verizon for an action we take that causes the Transaction to be taxable to Verizon.

Because of these restrictions, until July 2012, we may be limited in the amount of capital stock that we can issue to make acquisitions or to raise additional capital. Also, our indemnity obligation to Verizon may discourage, delay or prevent a third party from acquiring control of us during this period in a transaction that the holders of our securities might consider favorable.

We may complete a future significant strategic transaction that may not achieve intended results or could increase the number of our outstanding shares or amount of outstanding debt or result in a change of control.

We continuously evaluate and may in the future enter into additional strategic transactions. Any such transaction could happen at any time, could be material to our business and could take any number of forms, including, for example, an acquisition, merger or a sale of all or substantially all of our assets.

Evaluating potential transactions and integrating completed ones may divert the attention of our management from ordinary operating matters. The success of these potential transactions will depend, in part, on our ability to realize the anticipated growth opportunities and cost synergies through the successful integration of the businesses we acquire with our existing business. Even if we are successful in integrating acquired businesses, we cannot assure you that these integrations will result in the realization of the full benefit of any anticipated growth opportunities or cost synergies or that these benefits will be realized within the expected time frames. In addition, acquired businesses may have unanticipated liabilities or contingencies.

If we complete an acquisition, investment or other strategic transaction, we may require additional financing that could result in an increase in the number of our outstanding shares or the aggregate amount of our debt, although there are restrictions on our ability to issue additional shares of stock for these purposes until July 2012. See "We will be unable to take certain actions until July 2012 because such actions could jeopardize the tax-free status of the Transaction, and such restrictions could be significant." The number of shares of our

common stock or the aggregate principal amount of our debt that we may issue may be significant. A strategic transaction may result in a change in control of our company or otherwise materially and adversely affect our business.

Risks Related to Liquidity, Financial Resources and Capitalization

If the lingering impact of the ongoing economic uncertainty continues through 2012, it may have an impact on our business and financial condition.

Disruption and uncertainty in the capital markets, and tightening of credit availability may continue through 2012. This economic scenario may affect the financial health of our customers, vendors and partners, which in turn may negatively affect our revenues, operating expenses and cash flows. In addition, we have a $750.0 million revolving credit facility. Although we believe, based on currently available information, that the financial institutions with commitments under the revolving credit facility will be able to fulfill their commitments to us, as applicable, we cannot be certain of this in the future.

Volatility in asset values related to Frontier's pension plan may require us to make contributions to fund pension plan liabilities.

Frontier's pension plan assets have decreased from $1,290.3 million at December 31, 2010, to $1,258.0 million at December 31, 2011, a decrease of $32.3 million, or 3%. This decrease is a result of ongoing benefit payments of $128.9 million offset by $19.9 million of positive investment returns and contributions of cash and real property of $76.7 million during 2011. The Company expects to make contributions of approximately $60 million in 2012. Volatility in our asset values or returns may require us to make additional contributions in future years.

Substantial debt and debt service obligations may adversely affect us.

We have a significant amount of indebtedness, which amounted to approximately $8.3 billion at December 31, 2011. We have access to a $750.0 million revolving credit facility and may also obtain additional long-term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions under the terms of our existing indebtedness. Despite the substantial indebtedness that we have, we are not prohibited from incurring additional indebtedness.

The potential significant negative consequences on our financial condition and results of operations that could result from our substantial debt include:

- limitations on our ability to obtain additional debt or equity financing;
- instances in which we are unable to meet the financial covenants contained in our debt agreements or to generate cash sufficient to make required debt payments, which circumstances have the potential of accelerating the maturity of some or all of our outstanding indebtedness;
- the allocation of a substantial portion of our cash flow from operations to service our debt, thus reducing the amount of our cash flow available for other purposes, including operating costs, capital expenditures and dividends that would otherwise improve our competitive position, results of operations or stock price;
- requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;
- compromising our flexibility to plan for, or react to, competitive challenges in our business and the communications industry; and
- the possibility of our being put at a competitive disadvantage with competitors who do not have as much debt as us, and competitors who may be in a more favorable position to access additional capital resources.

In addition, our senior notes are rated below "investment grade" by independent ratings agencies. This can result in higher borrowing costs for us. We cannot assure you that these rating agencies will not lower our current debt ratings, if in the rating agencies' judgment, such an action is appropriate. A lowering of a rating may further increase our future borrowing costs and reduce our access to capital.

We will require substantial capital to upgrade and enhance our operations.

The Acquired Business' historical capital expenditures, excluding expenditures relating to the fiber-to-the-home network, were significantly lower than our level of capital expenditures for our legacy operations when compared on a per access line basis. Replacing or upgrading our infrastructure will require significant capital expenditures, including any expected or unexpected expenditures necessary to make replacements or upgrades to the existing infrastructure of the Acquired Business. If this capital is not available when needed or required as a result of the regulatory approval process in connection with the Transaction, our business will be adversely affected. Responding to increases in competition, offering new services, and improving the capabilities of, or reducing the maintenance costs associated with, our plant may cause our capital expenditures to increase in the future. Accelerated losses of access lines, the effects of increased competition, lower subsidy and access revenues and the other factors described above may reduce our cash generated by operations and may require us to increase capital expenditures.

We cannot assure you that we will be able to continue paying dividends.

Effective February 16, 2012, our Board of Directors set the annual cash dividend at $0.40 per share, a reduction from our prior dividend level of $0.75 per share. However, the amount and timing of future dividend payments is subject to applicable law and will be made at the discretion of our Board of Directors based on factors such as cash flow and cash requirements, capital expenditure requirements, financial condition and other factors.

Risks Related to Regulation

Changes in federal or state regulations may reduce the switched access charge revenues we receive.

A significant portion of Frontier's total revenues (approximately $319.0 million, or 6%, in 2011 and approximately $285.5 million, or 8%, in 2010) are derived from switched access charges paid by other carriers for services that Frontier legacy operations or the Acquired Business, as the case may be, provides (or provided) in originating and terminating intrastate and interstate long distance traffic. As a result, Frontier expects a significant portion of the Company's revenues will continue to be derived from switched access charges paid by these carriers for services that the Company will provide in originating and terminating this traffic. The amount of switched access charge revenues that the Company will receive for these services is regulated by the FCC and state regulatory agencies.

On November 18, 2011, the FCC adopted the USF/ICC Report & Order. Intercarrier Compensation, which is the payment framework that governs how carriers compensate each other for the exchange of traffic, will transition over a number of years beginning in mid-2012 to a near zero rate for terminating traffic by 2017. Carriers will be able to recover a portion of those revenues through end user rates and other replacement support mechanisms. Additionally, the Order requires VoIP providers to pay interstate terminating interconnection charges and requires all carriers terminating traffic to provide appropriate call information, thus prohibiting so-called "phantom traffic". The Order preempts the states with regard to the regulation of intrastate terminating access rates. The reform of the Universal Service Fund shifts the existing High-Cost portion of the fund from supporting voice services to supporting broadband deployment in high-cost areas. The USF/ICC Report & Order has been challenged by certain parties in court and certain parties have also petitioned the FCC to reconsider various aspects of the Order. Accordingly, although we believe that the USF/ICC Report & Order will provide a stable regulatory framework to facilitate Frontier's ongoing focus on the deployment of broadband into its rural markets, Frontier cannot predict the long-term impact at this time.

The FCC also has an ongoing proceeding considering whether to make changes to its regulatory regime governing special access services. When and how these proposed changes will be addressed is unknown and, accordingly, Frontier cannot predict the impact of future changes on the Company's results of operations.

Certain states also have their own open proceedings to address reform to intrastate access charges and other intercarrier compensation. In addition, Frontier has been approached by, and/or is involved in formal state proceedings with, various carriers seeking reductions in intrastate access rates in certain states. Although the FCC has pre-empted state jurisdiction on certain access charges, many states are still considering moving forward with their proceedings. Frontier cannot predict when or how these matters will be decided or the effect

on the Company's subsidy or switched access revenues. However, future reductions in the Company's subsidy or switched access revenues may directly affect the Company's profitability and cash flows as those regulatory revenues do not have an equal level of associated variable expenses.

We are reliant on support funds provided under federal and state laws.

A significant portion of Frontier's total revenues (approximately $300.1 million in the aggregate, or 6%, in 2011 and approximately $212.3 million in the aggregate, or 6%, in 2010) are derived from federal and state subsidies for rural and high cost support, commonly referred to as universal service fund subsidies. The USF/ICC Report & Order changes how federal subsidies will be calculated and disbursed, with this change being phased in beginning in 2012. These changes will transition the federal Universal Service High-Cost Fund, which supports voice service in high-cost areas, to the Connect America Fund (CAF), which will support broadband deployment in unserved and underserved high-cost areas. As part of this transition, in 2012 price cap carriers will receive the same amount of support from all USF high-cost programs as in 2011. As part of the 2012 CAF Phase I implementation, the FCC will make available for price cap ILECs an additional $300 million in interim incremental high cost broadband support for broadband deployment to unserved areas. The FCC anticipates that it will replace this interim program with a Phase II CAF long-term solution in 2013, though the interim program may continue if no solution is put in place. Frontier will receive a portion of the $300 million CAF Phase I interim support, although the extent is not yet known. The USF/ICC Report and Order requires carriers receiving the interim support to deploy broadband in areas that are currently unserved based on a formula that will expect deployment to a certain number of new locations. The exact formula is currently under reconsideration at the FCC and the outcome of that decision is not yet known. Some states where Frontier operates continue to evaluate the manner in which they will determine state subsidy eligibility.

Federal subsidies representing interstate access support, high cost loop support and local switching support represented approximately $154.0 million, or 3%, or Frontier's total revenues in 2011 and approximately $112.7 million, or 3%, or Frontier's total revenues in 2010. State subsidies represented approximately $41.6 million, or 1%, of Frontier's total revenues in 2011 and approximately $25.8 million, or less than 1%, in 2010. Approximately $104.5 million, or 2%, of Frontier's total revenues in 2011 and approximately $73.8 million, or 2% in 2010, represent a surcharge to customers (local, long distance and interconnection) to recover universal service fund contribution fees which are remitted to the FCC and recorded as an expense in "Other operating expenses."

Our Company and our industry will likely remain highly regulated, and we could incur substantial compliance costs that could constrain our ability to compete in our target markets.

As an incumbent local exchange carrier, some of the services we offer are subject to significant regulation from federal, state and local authorities. This regulation could impact our ability to change our rates, especially on our basic voice services and our access rates, and could impose substantial compliance costs on us. Regulation could constrain our ability to compete and, in some jurisdictions, may restrict our ability to expand our service offerings. In addition, changes to the regulations that govern our business (including any implementation of the USF/ICC Report & Order) may have an adverse effect on our business by reducing the allowable fees that we may charge, imposing additional compliance costs, reducing the amount of subsidies or otherwise changing the nature of our operations and the competition in our industry. At this time it is unknown how these regulations will affect Frontier's operations or ability to compete in the future. This and other FCC rulemakings and state regulatory proceedings, including those relating to intercarrier compensation, universal service and broadband services, could have a substantial adverse impact on our operations.

In addition, in connection with our Internet access offerings, we could become subject to laws and regulations as they are adopted or applied to the Internet. There is currently only limited regulation applicable to these services. As the significance of the Internet expands, federal, state and local governments may pass laws and adopt rules and regulations, or apply existing laws and regulations to the Internet (including Internet access services), and related matters are under consideration in both federal and state legislative and regulatory bodies. We cannot predict whether the outcome of pending or future proceedings will prove beneficial or detrimental to our competitive position.

Risks Related to Technology

In the future, as competition intensifies within our markets, we may be unable to meet the technological needs or expectations of our customers, and may lose customers as a result.

The communications industry is subject to significant changes in technology. If we do not replace or upgrade technology and equipment, we may be unable to compete effectively because we will not be able to meet the needs or expectations of our customers. Replacing or upgrading the combined infrastructure could result in significant capital expenditures.

In addition, rapidly changing technology in the communications industry may influence our customers to consider other service providers. For example, we may be unable to retain customers who decide to totally replace their wireline telephone service with wireless telephone service. We may be unable to attract or retain new customers from cable companies due to their deployment of enhanced broadband and VoIP technology. In addition, new capacity services for wireless broadband technologies may permit our competitors to offer broadband data services to our customers throughout most or all of our service areas.

Our Internet services could be adversely affected and we may be subject to increased costs and claims in connection with Internet and systems security and malicious Internet practices.

We use encryption and authentication technology licensed from third parties to provide secure transmission of confidential information, including our business data and customer information. We also rely on employees in our network operations centers, data centers, call centers and retail stores to follow our procedures when handling such information. Any unauthorized access, computer viruses, accidental or intentional release of confidential information or other disruptions could result in increased costs, customer dissatisfaction leading to loss of customers and revenues, and fines and other liabilities.

In addition, our Company or our customers using our network to access the Internet may become victim to malicious and abusive Internet activities, including unsolicited mass advertising ("spam"), peer-to-peer file sharing, distribution of viruses, worms and other destructive or disruptive software. These activities could adversely affect our network, result in excessive call volume at our call centers and damage our or our customers' equipment and data.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

Our principal corporate offices are located in leased premises at 3 High Ridge Park, Stamford, Connecticut 06905.

Our principal operations support offices and call center support offices are currently located in leased or owned premises at 180 South Clinton Avenue, Rochester, New York 14646, at 100 CTE Drive, Dallas, Pennsylvania 18612, at 805 South Central Expressway, Allen, Texas 75013, at 14450 Burnhaven Drive, Burnsville, Minnesota 55306, at 1398 South Woodland Blvd., DeLand, Florida 32720, at 1800 41st Street, Everett, Washington 98203, at 1500 MacCorkle Avenue, Charleston, West Virginia 25303, at 8001 W. Jefferson Blvd., Fort Wayne, Indiana 46804, and at 1300 Columbus-Sandusky Road North, Marion, Ohio 43302. In addition, we lease and own additional space in our operating markets throughout the United States for operations support and call center support.

Our telephone properties include: connecting lines between customers' premises and the central offices; central office switching equipment; fiber-optic and microwave radio facilities; buildings and land; and customer premise equipment. The connecting lines, including aerial and underground cable, conduit, poles, wires and microwave equipment, are located on public streets and highways or on privately owned land. We have permission to use these lands pursuant to local governmental consent or lease, permit, franchise, easement or other agreement.

The plants and properties (owned or leased) operated by Frontier and its subsidiaries are maintained in good condition and are believed to be suitable and adequate for our present needs.

Item 3. *Legal Proceedings*

See Note 19 of the Notes to Consolidated Financial Statements included in Part IV of this report.

We are party to various legal proceedings arising in the normal course of our business covering a wide range of matters or types of claims including, but not limited to, general contract, rights of access, tax, consumer protection, trademark and patent infringement, employment, regulatory and tort. Litigation is subject to uncertainty and the outcome of individual matters is not predictable. However, we believe that the ultimate resolution of all such matters, after considering insurance coverage or other indemnities to which we are entitled, will not have a material adverse effect on our financial position, results of operations, or our cash flows.

Item 4. *Mine Safety Disclosures*

Not applicable.

Executive Officers of the Registrant

Our Executive Officers as of February 15, 2012 were:

Name	Age	Current Position and Officer
Mary Agnes Wilderotter	57	Chairman of the Board, President and Chief Executive Officer
Donald R. Shassian	56	Executive Vice President and Chief Financial Officer
Kathleen Q. Abernathy	55	Chief Legal Officer and Executive Vice President, Regulatory and Government Affairs
Susana D'Emic	48	Senior Vice President and Controller
Peter B. Hayes	54	Executive Vice President, Commercial Sales
Daniel J. McCarthy	47	Executive Vice President and Chief Operating Officer
Cecilia K. McKenney	49	Executive Vice President, Human Resources and Call Center Sales & Services
Melinda White	52	Executive Vice President, Revenue Development

There is no family relationship between directors or executive officers. The term of office of each of the foregoing officers of Frontier will continue until the next annual meeting of the Board of Directors and until a successor has been elected and qualified.

MARY AGNES WILDEROTTER has been with Frontier since November 2004. She was elected President and Chief Executive Officer in November 2004 and Chairman of the Board in December 2005. Prior to joining Frontier, she was Senior Vice President—Worldwide Public Sector of Microsoft Corp. from February 2003 to November 2004 and Senior Vice President—Worldwide Business Strategy of Microsoft Corp. from 2002 to 2004. Before that she was President and Chief Executive Officer of Wink Communications from 1997 to 2002.

DONALD R. SHASSIAN has been with Frontier since April 2006. He is currently Executive Vice President and Chief Financial Officer. Previously, he was Chief Financial Officer from April 2006 to February 2008. Prior to joining Frontier, Mr. Shassian had been an independent consultant since 2001 primarily providing M&A advisory services to several organizations in the communications industry. In his role as independent consultant, Mr. Shassian also served as Interim Chief Financial Officer of the Northeast region of Health Net, Inc. for a short period of time, and assisted in the evaluation of acquisition, disposition and capital raising opportunities for several companies in the communications industry, including AT&T, Consolidated Communications and smaller companies in the rural local exchange business. Mr. Shassian is a certified public accountant, and served for 5 years as the Senior Vice President and Chief Financial Officer of Southern New England Telecommunications Corporation and for more than 16 years at Arthur Andersen, where his last position was as Partner in Charge of the North American Telecom Industry.

KATHLEEN Q. ABERNATHY joined Frontier's management team in March 2010 as Chief Legal Officer and Executive Vice President, Regulatory and Government Affairs, after serving as a member of Frontier's Board of Directors from April 2006 to March 2010. From October 2008 to March 2010, Ms. Abernathy was a partner at the law firm of Wilkinson Barker Knauer, LLP. Prior to that time, she was a partner at the law firm of Akin Gump Strauss Hauer & Feld LLP from March 2006 to October 2008. From June 2001 to December 2005, she served as Commissioner at the Federal Communications Commission. Prior to that time, she was Vice President, Public Policy at Broadband Office Communications, Inc., a provider of commercial communications services, from 2000 to 2001.

SUSANA D'EMIC joined Frontier in April 2011 as Senior Vice President and Controller. Previously, she was with Reader's Digest Association from January 1998 until joining Frontier, most recently as Vice President, Corporate Controller from December 2007 until April 2011 and prior to that as Vice President, North American Controller from May 2003 until December 2007. Before joining Reader's Digest, she held various positions with Kraft Foods Corp., Colgate Palmolive Company and was an audit manager with KPMG (then KPMG Peat Marwick). Ms. D'Emic is a certified public accountant.

PETER B. HAYES has been with Frontier since February 2005. He is currently Executive Vice President, Commercial Sales. Previously, Mr. Hayes was Executive Vice President, Sales, Marketing and Business Development from December 2005 to August 2009 and prior to that, Senior Vice President, Sales, Marketing and Business Development from February 2005 to December 2005. Prior to joining Frontier, he was associated with Microsoft Corp. and served as Vice President, Public Sector, Europe, Middle East, Africa from 2003 to 2005 and Vice President and General Manager, Microsoft U.S. Government from 1997 to 2003.

DANIEL J. McCARTHY has been with Frontier since December 1990. He is currently Executive Vice President and Chief Operating Officer. Previously, he was Senior Vice President, Field Operations from December 2004 to December 2005. He was Senior Vice President Broadband Operations from January 2004 to December 2004, President and Chief Operating Officer of Electric Lightwave from January 2002 to December 2004, President and Chief Operating Officer, Public Services Sector from November 2001 to January 2002, Vice President and Chief Operating Officer, Public Services Sector from March 2001 to November 2001 and Vice President, Citizens Arizona Energy from April 1998 to March 2001.

CECILIA K. McKENNEY has been with Frontier since February 2006. She is currently Executive Vice President, Human Resources and Call Center Sales & Service. Previously, she was Senior Vice President, Human Resources from February 2006 to February 2008. Prior to joining Frontier, she was Group Vice

President, Headquarters Human Resources, of The Pepsi Bottling Group (PBG) from 2004 to 2005. Previously at PBG Ms. McKenney was Vice President, Headquarters Human Resources from 2000 to 2004.

MELINDA WHITE has been with Frontier since January 2005. She is currently Executive Vice President, Revenue Development. Previously, she was Executive Vice President and General Manager, Marketing and New Business Operations from November 2009 to December 2010. Prior to that, she was Senior Vice President and General Manager, Marketing and New Business Operations from July 2009 to November 2009. Ms. White was Senior Vice President and General Manager of New Business Operations from October 2007 to July 2009 and prior to that, Senior Vice President, Commercial Sales and Marketing from January 2006 to October 2007. Ms. White was Vice President and General Manager of Electric Lightwave from January 2005 to July 2006. Prior to joining Frontier, she was Executive Vice President, National Accounts/Business Development for Wink Communications from 1996 to 2002.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

PRICE RANGE OF COMMON STOCK

Our common stock is currently traded on the NASDAQ Global Select Market under the symbol FTR. The following table indicates the high and low intra-day sales prices per share during the periods indicated, as reported by the New York Stock Exchange through December 15, 2011, and the NASDAQ Global Select Market commencing on December 16, 2011.

	2011		2010	
	High	Low	High	Low
First Quarter	$9.84	$7.68	$8.02	$7.23
Second Quarter	$8.97	$7.71	$8.38	$7.07
Third Quarter	$8.23	$6.09	$8.30	$6.96
Fourth Quarter	$6.40	$4.79	$9.78	$8.16

As of February 15, 2012, the approximate number of security holders of record of our common stock was 672,085. This information was obtained from our transfer agent, Computershare Inc.

DIVIDENDS

The amount and timing of dividends payable on our common stock are within the sole discretion of our Board of Directors. From the third quarter of 2004 through the second quarter of 2010, we paid an annualized cash dividend of $1.00 per share of common stock, paid quarterly. From the third quarter of 2010 through the fourth quarter of 2011, we paid an annualized cash dividend of $0.75 per share of common stock, paid quarterly. Effective February 16, 2012, our Board of Directors set the annual cash dividend at $0.40 per share. Cash dividends paid to shareholders were approximately $746.6 million, $529.4 million and $312.4 million in 2011, 2010 and 2009, respectively. There are no material restrictions on our ability to pay dividends. The increase in aggregate dividends paid in 2010 and 2011 reflects the increase in the number of shares outstanding as a result of the Transaction, offset in part by the reduction in the amount of the dividend per share, as described above. The table below sets forth dividends paid per share during the periods indicated.

A portion of the dividends is classified as total ordinary dividends and represents qualified dividends, and a portion of the dividends is classified as non-dividend distributions and represents a return of capital.

	2011	2010	2009
First Quarter	$0.1875	$ 0.25	$0.25
Second Quarter	$0.1875	$ 0.25	$0.25
Third Quarter	$0.1875	$0.1875	$0.25
Fourth Quarter	$0.1875	$0.1875	$0.25

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

STOCKHOLDER RETURN PERFORMANCE GRAPH

The following performance graph compares the cumulative total return of our common stock to the S&P 500 Stock Index and to the S&P Telecommunication Services Index for the five-year period commencing December 31, 2006.



COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
Among Frontier Communications Corporation, the S&P 500 index, and the S&P Telecommunication Services Index
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Frontier Communications Corporation
S&P 500 Index
S&P Telecommunications Services

The graph assumes that $100 was invested on December 31, 2006 in each of our common stock, the S&P 500 Stock Index and the S&P Telecommunication Services Index and that all dividends were reinvested.

Company/Index	Base Period 12/06	INDEXED RETURNS Years Ending 12/07	12/08	12/09	12/10	12/11
Frontier Communications Corporation	100	94.97	71.71	73.17	101.70	60.18
S&P 500 Index	100	105.49	66.46	84.05	96.71	98.76
S&P Telecommunication Services	100	111.94	77.81	84.76	100.83	107.15

The foregoing performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent we specifically incorporate it by reference into such filing.

RECENT SALES OF UNREGISTERED SECURITIES, USE OF PROCEEDS FROM REGISTERED SECURITIES

None in the fourth quarter of 2011.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Average Price Paid per Share
October 1, 2011 to October 31, 2011		
Employee Transactions[(1)]	—	$ —
November 1, 2011 to November 30, 2011		
Employee Transactions[(1)]	777	$5.84
December 1, 2011 to December 31, 2011		
Employee Transactions[(1)]	425	$5.25
Totals October 1, 2011 to December 31, 2011		
Employee Transactions[(1)]	1,202	$5.63

(1) Includes restricted shares withheld (under the terms of grants under employee stock compensation plans) to offset minimum tax withholding obligations that occur upon the vesting of restricted shares. The Company's stock compensation plans provide that the value of shares withheld shall be the average of the high and low price of the Company's common stock on the date the relevant transaction occurs.

Item 6. *Selected Financial Data*

The following tables present selected historical consolidated financial information of Frontier for the periods indicated. The selected historical consolidated financial information of Frontier as of and for each of the five fiscal years in the period ended December 31, 2011 has been derived from Frontier's historical consolidated financial statements. The selected historical consolidated financial information as of December 31, 2011 and 2010 and for each of the three years ended December 31, 2011 is derived from the audited historical consolidated financial statements of Frontier included elsewhere in this Form 10-K. The selected historical consolidated financial information as of December 31, 2009, 2008 and 2007 and for each of the years ended December 31, 2008 and 2007 is derived from the audited historical consolidated financial statements of Frontier not included in this Form 10-K.

	Year Ended December 31,[1]				
($ in thousands, except per share amounts)	2011	2010	2009	2008	2007
Revenue	$ 5,243,043	$ 3,797,675	$2,117,894	$2,237,018	$2,288,015[3]
Income from continuing operations[2]	$ 157,608[5]	$ 155,717[5]	$ 123,181[5]	$ 184,274	$ 216,514[4]
Net income attributable to common shareholders of Frontier[2]	$ 149,614[5]	$ 152,673[5]	$ 120,783[5]	$ 182,660	$ 214,654[4]
Net income attributable to common shareholders of Frontier per basic and diluted share[2]	$ 0.15[5]	$ 0.23[5]	$ 0.38[5]	$ 0.57	$ 0.64[3][4]
Cash dividends declared (and paid) per common share	$ 0.75	$ 0.875	$ 1.00	$ 1.00	$ 1.00

	As of December 31,				
	2011	2010	2009	2008	2007
Total assets	$17,460,768	$17,890,230	$6,878,255	$6,888,676	$7,256,069
Long-term debt	$ 8,205,841	$ 7,983,614	$4,794,129	$4,721,685	$4,736,897
Total shareholders' equity of Frontier	$ 4,455,137	$ 5,196,740	$ 327,611	$ 519,045	$ 997,899

(1) Operating results include activities for the Acquired Business from the date of its acquisition from Verizon on July 1, 2010, and for Commonwealth Telephone Enterprises, Inc. (Commonwealth or CTE) from the date of its acquisition on March 8, 2007 and for Global Valley Networks, Inc. and GVN Services (together GVN) from the date of their acquisition on October 31, 2007.

(2) Operating results include the pre-tax impacts of losses on retirement of debt or exchanges of debt of $45.9 million ($28.9 million after tax or $0.09 per share), $6.3 million ($4.0 million after tax or $0.01 per share) and $18.2 million ($11.5 million after tax or $0.03 per share) for 2009, 2008 and 2007, respectively.

(3) Revenue for 2007 includes the favorable one-time impact of $38.7 million ($24.4 million after tax or $0.07 per share) for a significant favorable settlement of a carrier dispute.

(4) Operating results for 2007 reflect the positive pre-tax impact of a pension curtailment gain of $14.4 million ($9.1 million after tax or $0.03 per share), resulting from the freeze placed on certain pension benefits of the former CTE non-union employees.

(5) Operating results include pre-tax acquisition and integration costs of $143.1 million ($88.4 million after tax or $0.09 per share), $137.1 million ($85.7 million after tax or $0.13 per share) and $28.3 million ($17.8 million after tax or $0.06 per share) for 2011, 2010 and 2009, respectively.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Forward-Looking Statements

This annual report on Form 10-K contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the statements. Statements that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Words such as "believe," "anticipate," "expect" and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) are only predictions or statements of current plans, which we review continuously. Forward-looking statements may differ from actual future results due to, but not limited to, and our future results may be materially affected by, potential risks or uncertainties. You should understand that it is not possible to predict or identify all potential risks or uncertainties. We note the following as a partial list:

- Our ability to successfully integrate the remaining operations and systems of the Acquired Business into Frontier's existing operations and systems;
- The risk that the growth opportunities from the Transaction may not be fully realized or may take longer to realize than expected;
- Our indemnity obligation to Verizon for taxes which may be imposed upon them as a result of changes in ownership of our stock may discourage, delay or prevent a third party from acquiring control of us during the two-year period ending July 2012 in a transaction that stockholders might consider favorable;
- The effects of increased expenses incurred due to activities related to the integration of the Acquired Business;
- Our ability to maintain relationships with customers, employees or suppliers;
- The effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis;
- Reductions in the number of our access lines that cannot be offset by increases in High-Speed Internet (HSI) subscribers and sales of other products and services;
- The effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation, or changes in the enforcement or interpretation of such legislation and regulation;
- The effects of any unfavorable outcome with respect to any current or future legal, governmental or regulatory proceedings, audits or disputes;
- The effects of changes in the availability of federal and state universal funding to us and our competitors;
- The effects of competition from cable, wireless and other wireline carriers;
- Our ability to adjust successfully to changes in the communications industry and to implement strategies for growth;
- Continued reductions in switched access revenues as a result of regulation, competition or technology substitutions;
- Our ability to effectively manage service quality in our territories and meet mandated service quality metrics;
- Our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to customers;
- Changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulations;
- Our ability to effectively manage our operations, operating expenses and capital expenditures, and to repay, reduce or refinance our debt;

- The effects of changes in both general and local economic conditions on the markets that we serve, which can affect demand for our products and services, customer purchasing decisions, collectability of revenues and required levels of capital expenditures related to new construction of residences and businesses;
- The effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks;
- The effects of increased medical and pension expenses and related funding requirements;
- Changes in income tax rates, tax laws, regulations or rulings, or federal or state tax assessments;
- The effects of state regulatory cash management practices that could limit our ability to transfer cash among our subsidiaries or dividend funds up to the parent company;
- Our ability to successfully renegotiate union contracts expiring in 2012 and thereafter;
- Changes in pension plan assumptions and/or the value of our pension plan assets, which would require us to make increased contributions to the pension plan in 2013 and beyond;
- The effects of customer bankruptcies and home foreclosures, which could result in difficulty in collection of revenues and loss of customers;
- Adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing;
- Limitations on the amount of capital stock that we can issue to make acquisitions or to raise additional capital until July 2012;
- Our ability to pay dividends on our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes and liquidity; and
- The effects of severe weather events such as hurricanes, tornados, ice storms or other natural or man-made disasters.

Any of the foregoing events, or other events, could cause financial information to vary from management's forward-looking statements included in this report. You should consider these important factors, as well as the risks set forth under Item 1A. "Risk Factors," in evaluating any statement in this report on Form 10-K or otherwise made by us or on our behalf. The following information is unaudited and should be read in conjunction with the consolidated financial statements and related notes included in this report. We have no obligation to update or revise these forward-looking statements and do not undertake to do so.

Investors should also be aware that while we do, at various times, communicate with securities analysts, it is against our policy to disclose to them selectively any material non-public information or other confidential information. Accordingly, investors should not assume that we agree with any statement or report issued by an analyst irrespective of the content of the statement or report. To the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not our responsibility.

Expected Cost Savings Resulting from the Transaction

Based on current estimates and assumptions, we expect to achieve additional cost savings as a result of the Transaction, principally (1) by leveraging the scalability of our existing corporate administrative functions, information technology and network systems to cover certain former Acquired Business functions and systems, (2) by in-sourcing certain functions formerly provided by third-party service providers to the Acquired Business and (3) by achieving improved efficiencies and more favorable rates with third-party vendors.

We estimate that our annualized cost savings will reach approximately $650 million by the end of 2012. Our 2011 savings from our targeted initiatives list (which includes, but is not limited to, network cost savings, contractor reductions, cancellation or reduction of vendor services, benefit changes and real estate savings) was approximately $156 million, or $248 million on an annualized basis, and combined with the savings achieved

in 2010 of approximately $152 million, or $304 million on an annualized basis, equates to an annualized cost savings run rate of approximately $552 million as of the end of 2011.

The foregoing future cost savings are based on our estimates and assumptions that, although we consider them reasonable, are inherently uncertain. Significant business, economic, competitive and regulatory uncertainties and contingencies, all of which are difficult to predict and many of which are beyond our control, may affect these expected cost savings. See "Forward-Looking Statements" above. As a result, there can be no assurance that these or any other future cost savings or synergies will actually be realized.

(a) Liquidity and Capital Resources

As of December 31, 2011, we had cash and cash equivalents aggregating $326.1 million (excluding restricted cash of $144.7 million, representing funds escrowed for future broadband expansion and service quality initiatives). Our primary source of funds continued to be cash generated from operations. For the year ended December 31, 2011, we used cash flow from operations, cash on hand and debt proceeds to fund all of our cash investing and financing activities, primarily capital expenditures, dividends and debt payments.

The consummation of the Transaction resulted in a combined company with significantly larger business operations and, consequently, greater working capital, capital expenditure and other liquidity needs. Upon consummation of the Transaction, we assumed approximately $3.5 billion principal amount of debt. As a result of our greater liquidity requirements, we entered into a new revolving credit facility which increased our line of credit to $750.0 million to provide sufficient flexibility to meet our liquidity needs. As of December 31, 2011, we had not made any borrowings utilizing this facility.

Based on the level of debt incurred and the additional cash flows resulting from the Transaction, our capacity to service our debt has been significantly enhanced as compared to our capacity immediately prior to the Transaction, although our overall debt increased.

At December 31, 2011, we had a working capital surplus of $86.8 million. We believe our operating cash flows, existing cash balances, and existing revolving credit facility will be adequate to finance our working capital requirements, fund capital expenditures, make required debt payments, pay taxes, pay dividends to our stockholders, pay our integration costs and capital expenditures, and support our short-term and long-term operating strategies through 2012. Effective February 16, 2012, our Board of Directors set the annual cash dividend at $0.40 per share. The Board reduced the dividend in order to strengthen our balance sheet and improve operational and financial flexibility. However, a number of factors, including but not limited to, losses of access lines, pricing pressure from increased competition, lower subsidy and switched access revenues and the impact of the current economic environment are expected to reduce our cash generated from operations. In addition, although we believe, based on information available to us, that the financial institutions syndicated under our revolving credit facility would be able to fulfill their commitments to us, this could change in the future. As of December 31, 2011, we had approximately $94.0 million and $638.8 million of debt maturing in 2012 and 2013, respectively.

In addition, the FCC and certain state regulatory commissions, in connection with granting their approvals of the Transaction, specified certain capital expenditure and operating requirements for the acquired Territories for specified periods of time post-closing. These requirements focus primarily on certain capital investment commitments to expand broadband availability to at least 85% of the households throughout the acquired Territories with minimum speeds of 3 Mbps by the end of 2013 and 4 Mbps by the end of 2015. To satisfy all or part of certain capital investment commitments to three state regulatory commissions, we placed an aggregate amount of $115.0 million in cash into escrow accounts and obtained a letter of credit for $190.0 million in 2010. Another $72.4 million of cash in an escrow account (with a cash balance of $62.9 million and an associated liability of $14.3 million as of December 31, 2011) was acquired in connection with the Transaction to be used for service quality initiatives in the state of West Virginia. As of December 31, 2011, $43.0 million had been released from escrow. As of December 31, 2011, the letter of credit had been reduced to $100.0 million. The aggregate amount of these escrow accounts and the letter of credit has decreased and will continue to decrease over time as Frontier makes the required capital expenditures in the respective states.

Cash Flows provided by Operating Activities

Cash flows provided by operating activities improved $350.5 million, or 29%, in 2011 as compared to 2010. The improvement was primarily the result of the additional six months of cash flow from the Acquired Business during 2011.

Cash refunds (net of cash taxes paid) for taxes of $33.1 million were received in 2011, while cash paid for taxes was $19.9 million and $59.7 million in 2010 and 2009, respectively. Our 2011 cash taxes reflect the continued impact of bonus depreciation under the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010. We expect that in 2012 our cash taxes will be approximately $25 million.

In the third quarter of 2011, the Company contributed four administrative properties appraised at $58.1 million to its qualified defined benefit pension plan. The Company is leasing back the properties from its pension plan for 15 years at a combined aggregate annual rent of approximately $5.8 million. The properties are managed on behalf of the pension plan by an independent fiduciary, and the terms of the leases were negotiated with the fiduciary on an arm's-length basis.

In connection with the Transaction, the Company continues to undertake a variety of activities to integrate systems and implement other initiatives. As a result of the Transaction, the Company incurred $143.1 million of costs related to integration activities during 2011 as compared to $137.1 million of acquisition and integration costs in 2010. The Company estimates operating expenses related to its final integration activities in 2012 to be approximately $80 million.

Cash Flows used by Investing Activities

Capital Expenditures

In 2011, 2010 and 2009, our capital expenditures were $824.8 million (including $76.5 million of integration-related capital expenditures), $577.9 million (including $97.0 million of integration-related capital expenditures) and $256.0 million (including $25.0 million of integration-related capital expenditures), respectively. Capital expenditures in 2011 and 2010 included $552.5 million and $254.2 million, respectively, associated with the Acquired Business. We continue to closely scrutinize all of our capital projects, emphasize return on investment and focus our capital expenditures on areas and services that have the greatest opportunities with respect to revenue growth and cost reduction. We anticipate capital expenditures for business operations to be approximately $725 million to $775 million for 2012 and capital expenditures for our final integration activities in 2012 to be approximately $40 million.

Acquisitions

On July 1, 2010, Frontier issued common shares with a value of $5.2 billion and made payments of $105.0 million in cash as consideration for the Acquired Business. In addition, as part of the Transaction, Frontier assumed approximately $3.5 billion in debt.

Cash Flows used by and provided from Financing Activities

Bank Financing

On October 14, 2011, the Company entered into a credit agreement (the Credit Agreement) with CoBank, ACB, as administrative agent, lead arranger and a lender, and the other lenders party thereto for a $575 million senior unsecured term loan facility with a final maturity of October 14, 2016. Repayment of the outstanding principal balance will be made in quarterly installments in the amount of $14,375,000, commencing on March 31, 2012, with the remaining outstanding principal balance to be repaid on the final maturity date. Borrowings under the Credit Agreement bear interest based on the margins over the Base Rate (as defined in the Credit Agreement) or LIBOR, at the election of the Company. Interest rate margins under the facility (ranging from 0.875% to 2.875% for Base Rate borrowings and 1.875% to 3.875% for LIBOR borrowings) are subject to adjustments based on the Total Leverage Ratio of the Company, as such term is defined in the Credit

Agreement. The initial pricing on this facility is LIBOR plus 2.875%, which will vary depending on the leverage ratio, as described above. The maximum permitted leverage ratio is 4.5 times.

The entire facility was drawn upon execution of the Credit Agreement. Proceeds were used to repay in full the remaining outstanding principal on three debt facilities (Frontier's $200 million Rural Telephone Financing Cooperative term loan maturing October 24, 2011, its $143 million CoBank term loan maturing December 31, 2012, and its $130 million CoBank term loan maturing December 31, 2013) and the remaining proceeds will be used for general corporate purposes.

The Credit Agreement contains customary representations and warranties, affirmative and negative covenants, including a restriction on the Company's ability to declare dividends if an event of default has occurred or will result therefrom, a financial covenant that requires compliance with a leverage ratio, and customary events of default. Upon proper notice, the Company may, in whole or in part, repay the facility without premium or penalty, but subject to breakage fees on LIBOR loans, if applicable. Amounts pre-paid may not be re-borrowed.

Transaction Financing

On April 12, 2010, in anticipation of the Transaction, the Verizon subsidiary then holding the assets of the Acquired Business completed a private offering of $3.2 billion aggregate principal amount of senior notes. The gross proceeds of the offering, plus $125.5 million (the Transaction Escrow) contributed by Frontier, were deposited into an escrow account. Immediately prior to the Transaction, the proceeds of the notes offering (less the initial purchasers' discount) were released from the escrow account and used to make a special cash payment to Verizon, as contemplated by the Transaction, with amounts in excess of the special cash payment and the initial purchasers' discount received by the Company (approximately $53.0 million). In addition, the $125.5 million Transaction Escrow was returned to the Company.

Upon completion of the Transaction, we entered into a supplemental indenture with The Bank of New York Mellon, as Trustee, pursuant to which we assumed the obligations under the senior notes.

The senior notes consist of $500.0 million aggregate principal amount of Senior Notes due 2015 (the 2015 Notes), $1.1 billion aggregate principal amount of Senior Notes due 2017 (the 2017 Notes), $1.1 billion aggregate principal amount of Senior Notes due 2020 (the 2020 Notes) and $500.0 million aggregate principal amount of Senior Notes due 2022 (the 2022 Notes).

The 2015 Notes have an interest rate of 7.875% per annum, the 2017 Notes have an interest rate of 8.25% per annum, the 2020 Notes have an interest rate of 8.50% per annum and the 2022 Notes have an interest rate of 8.75% per annum. The Senior Notes were issued at a price equal to 100% of their face value. In the third quarter of 2010, we completed an exchange offer for the privately placed Senior Notes for registered notes.

Upon completion of the Transaction, we also assumed additional debt of $250.0 million, including $200.0 million aggregate principal amount of 6.73% Senior Notes due February 15, 2028 and $50.0 million aggregate principal amount of 8.40% Senior Notes due October 15, 2029.

Other Debt Financings

On October 1, 2009, we completed a registered offering of $600.0 million aggregate principal amount of 8.125% senior unsecured notes due 2018. The issue price was 98.441% of the principal amount of the notes, and we received net proceeds of approximately $578.7 million from the offering after deducting underwriting discounts and offering expenses. We used the net proceeds from the offering, together with cash on hand (including cash proceeds from our April 2009 debt offering described below), to finance a cash tender offer for our outstanding 9.250% Senior Notes due 2011 (the 2011 Notes) and our outstanding 6.250% Senior Notes due 2013 (the 2013 Notes), as described below.

On April 9, 2009, we completed a registered offering of $600.0 million aggregate principal amount of 8.25% senior unsecured notes due 2014. The issue price was 91.805% of the principal amount of the notes. We received net proceeds of approximately $538.8 million from the offering after deducting underwriting discounts and offering expenses. We used the net proceeds from the offering to repurchase outstanding debt, as described below.

Debt Reduction

In 2011, we retired an aggregate principal amount of $552.4 million of debt, consisting of $551.4 million of senior unsecured debt and $1.0 million of rural utilities service loan contracts.

We retired an aggregate principal amount of $7.2 million and $1,048.3 million of debt, consisting of $2.8 million and $1,047.3 million of senior unsecured debt, as described in more detail below, and $4.4 million and $1.0 million of rural utilities service loan contracts, in 2010 and 2009, respectively.

During the fourth quarter of 2009, the Company purchased and retired, in accordance with the terms of the tender offer referred to above, approximately $564.4 million aggregate principal amount of the 2011 Notes and approximately $83.4 million aggregate principal amount of the 2013 Notes. The aggregate consideration for these debt repurchases was $701.6 million, which was financed with the proceeds of the October 2009 debt offering and a portion of the proceeds of the April 2009 debt offering, each as described above. The repurchases in the tender offer resulted in a loss on the early retirement of debt of approximately $53.7 million, which we recognized in the fourth quarter of 2009.

In addition to the debt tender offer, we used $388.9 million of the April 2009 debt offering proceeds to repurchase in 2009 $396.7 million principal amount of debt, consisting of $280.8 million of the 2011 Notes, $54.1 million of our 7.875% Senior Notes due January 15, 2027, $35.9 million of the 2013 Notes, $16.0 million of our 7.125% Senior Notes due March 15, 2019 and $9.9 million of our 6.80% Debentures due August 15, 2026. An additional $7.8 million net gain was recognized and included in Other income (loss), net in our consolidated statements of operations for the year ended December 31, 2009 as a result of these other debt repurchases.

We may from time to time repurchase our debt in the open market, through tender offers, exchanges of debt securities, by exercising rights to call or in privately negotiated transactions. We may also refinance existing debt or exchange existing debt for newly issued debt obligations.

Credit Facility

We have a $750.0 million revolving credit facility. As of December 31, 2011, we had not made any borrowings utilizing this facility. The terms of the credit facility are set forth in the Revolving Credit Agreement, dated as of March 23, 2010, among the Company, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (the Revolving Credit Agreement). Associated facility fees under the credit facility will vary from time to time depending on the Company's credit rating (as defined in the Revolving Credit Agreement) and were 0.625% per annum as of December 31, 2011. The credit facility is scheduled to terminate on January 1, 2014. During the term of the credit facility, the Company may borrow, repay and reborrow funds, and may obtain letters of credit, subject to customary borrowing conditions. Loans under the credit facility will bear interest based on the alternate base rate or the adjusted LIBOR rate (each as determined in the Revolving Credit Agreement), at the Company's election, plus a margin specified in the Revolving Credit Agreement based on the Company's credit rating. Letters of credit issued under the credit facility will also be subject to fees that vary depending on the Company's credit rating. The credit facility will be available for general corporate purposes but may not be used to fund dividend payments.

Letter of Credit Facility

We also have a $100.0 million unsecured letter of credit facility. The terms of the letter of credit facility are set forth in a Credit Agreement, dated as of September 8, 2010, among the Company, the Lenders party thereto, and Deutsche Bank AG, New York Branch (the Bank), as Administrative Agent and Issuing Bank (the Letter of Credit Agreement). An initial letter of credit for $190.0 million was issued to the West Virginia Public Service Commission to guarantee certain of our capital investment commitments in West Virginia in connection with the Transaction. The initial commitments under the Letter of Credit Agreement expired on September 20, 2011, with the Bank exercising its option to extend $100.0 million of the commitments to September 20, 2012. The Company is required to pay an annual facility fee on the available commitment, regardless of usage. The covenants binding on the Company under the terms of the Letter of Credit Agreement are substantially similar to those in the Company's other credit facilities, including limitations on liens, substantial asset sales and mergers, subject to customary exceptions and thresholds.

Covenants

The terms and conditions contained in our indentures, the Credit Agreement, the Revolving Credit Agreement and the Letter of Credit Agreement include the timely payment of principal and interest when due, the maintenance of our corporate existence, keeping proper books and records in accordance with U.S. GAAP, restrictions on the incurrence of liens on our assets, and restrictions on asset sales and transfers, mergers and other changes in corporate control. We are not subject to restrictions on the payment of dividends either by contract, rule or regulation, other than that imposed by the General Corporation Law of the State of Delaware. However, we would be restricted under the Credit Agreement, the Revolving Credit Agreement and the Letter of Credit Agreement from declaring dividends if an event of default occurred and was continuing at the time or would result from the dividend declaration.

The Credit Agreement and the Revolving Credit Agreement each contain a maximum leverage ratio covenant. Under those covenants, we are required to maintain a ratio of (i) total indebtedness minus cash and cash equivalents (including restricted cash) in excess of $50.0 million to (ii) consolidated adjusted EBITDA (as defined in the agreements) over the last four quarters no greater than 4.50 to 1. At December 31, 2011, the ratio of our net debt to adjusted operating cash flow (leverage ratio) was 3.18 times.

The Credit Agreement, the Revolving Credit Agreement, the Letter of Credit Agreement and certain indentures for our senior unsecured debt obligations limit our ability to create liens or merge or consolidate with other companies and our subsidiaries' ability to borrow funds, subject to important exceptions and qualifications.

As of December 31, 2011, we were in compliance with all of our debt and credit facility covenants.

Dividends

We intend to pay regular quarterly dividends. Effective February 16, 2012, our Board of Directors has set the annual cash dividend rate at $0.40 per share. Our ability to fund a regular quarterly dividend will be impacted by our ability to generate cash from operations. The declarations and payment of future dividends will be at the discretion of our Board of Directors, and will depend upon many factors, including our financial condition, results of operations, growth prospects, funding requirements, applicable law, restrictions in agreements governing our indebtedness and other factors our Board of Directors deem relevant.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities.

Future Commitments

A summary of our future contractual obligations and commercial commitments as of December 31, 2011 is as follows:

Contractual Obligations:

		Payment due by period			
($ in thousands)	**Total**	**2012**	**2013-2014**	**2015-2016**	**Thereafter**
Long-term debt obligations, excluding interest	$ 8,349,521	$ 94,016	$1,296,784	$1,203,515	$5,755,206
Interest on long-term debt	6,555,981	651,393	1,217,474	1,031,349	3,655,765
Operating lease obligations	128,502	66,000	34,017	11,051	17,434
Financing lease obligations	85,682	4,957	10,226	10,681	59,818
Purchase obligations	53,692	27,488	25,342	862	—
Liability for uncertain tax positions	37,491	17,797	11,494	8,200	—
Total	$15,210,869	$861,651	$2,595,337	$2,265,658	$9,488,223

At December 31, 2011, we had outstanding performance letters of credit totaling $145.2 million.

Critical Accounting Policies and Estimates

We review all significant estimates affecting our consolidated financial statements on a recurring basis and record the effect of any necessary adjustment prior to their publication. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements; accordingly, it is possible that actual results could differ from those estimates and changes to estimates could occur in the near term. The preparation of our financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses during the reporting period. Estimates and judgments are used when accounting for allowance for doubtful accounts, impairment of long-lived assets, impairment of intangible assets, depreciation and amortization, pension and other postretirement benefits, income taxes, contingencies and purchase price allocations, among others.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and our Audit Committee has reviewed our disclosures relating to such estimates.

Allowance for Doubtful Accounts

We maintain an allowance for estimated bad debts based on our estimate of our ability to collect accounts receivable through a review of aging categories and specific customer accounts. In 2011 and 2010, we had no "critical estimates" related to bankruptcies of telecommunications companies or any other customers.

Asset Impairment

We review long-lived assets to be held and used, including customer lists, and long-lived assets to be disposed of for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the asset to the future undiscounted net cash flows expected to be generated by the asset. Recoverability of assets held for sale is measured by comparing the carrying amount of the assets to their estimated fair market value. If any assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value. Also, we periodically reassess the useful lives of our tangible and intangible assets to determine whether any changes are required. In 2011 and 2010, we had no "critical estimates" related to asset impairments.

Intangibles

Our indefinite lived intangibles consist of goodwill and trade name, which resulted from the purchase of ILEC properties. We test for impairment of these assets annually, or more frequently, as circumstances warrant. We test for goodwill impairment at the "operating segment" level, as that term is defined in U.S. GAAP. Effective with the third quarter of 2011, the Company reorganized into six operating segments in order to leverage the full benefits of its local engagement model. The six operating segments consist of the following regions: National, Northeast, Southeast, Central, Midwest and West. Our operating segments are aggregated into one reportable segment since they have similar economic characteristics. In conjunction with the reorganization of our operating segments effective with the third quarter of 2011, we reassigned goodwill to our reporting units using a relative fair value allocation approach. This structure is consistent with how our Chief Operating Decision Makers (CEO, CFO, COO) review our results on a daily, weekly and monthly basis. After making the change in our operating segments, we reviewed our goodwill impairment test by comparing the EBITDA multiples for each reporting unit to their carrying values noting that no impairment indicator was present. No potential impairment was indicated and no further analysis was deemed necessary.

Our annual goodwill impairment testing date is December 31. Each of the operating segments is also a reporting unit. The first step in the goodwill impairment test compares the carrying value of net assets of the reporting unit to its fair value. The result of this first step indicated that fair value of each reporting unit exceeded the carrying value of such reporting units. As a result, the second step of the goodwill impairment test was not required.

Goodwill by reporting unit (operating segment) at December 31, 2011 is as follows:

	Reporting Units					
($ in thousands)	East	Southeast	West	Central	National	Midwest
Goodwill	$1,245,414	$1,113,931	$1,072,499	$1,006,132	$1,176,139	$723,604

Enterprise values for rural ILEC properties are typically quoted as a multiple of cash flow or EBITDA. Marketplace company comparisons and analyst reports support a range of values around a multiple of 5.5 to 7.5 times annualized EBITDA. For the purpose of the goodwill impairment test we define EBITDA as operating income, net of acquisition and integration costs, non-cash pension/OPEB costs and severance and early retirement costs, plus depreciation and amortization. We determined the fair value estimates using 6.5 times EBITDA but also used lower EBITDA multiples to gauge the sensitivity of the estimate and its effect on the margin of excess of fair value over the carrying values of the reporting units. Total fair value determined in this manner is then allocated to the reporting units based upon each unit's relative share of consolidated EBITDA. Our method of determining fair value has been consistently applied for the three years ending December 31, 2011.

Depreciation and Amortization

The calculation of depreciation and amortization expense is based upon the estimated useful lives of the underlying property, plant and equipment and identifiable intangible assets. Depreciation expense is principally based on the composite group method for substantially all of our property, plant and equipment assets. Given the varying estimated useful lives of our property, plant and equipment assets, the Company utilizes multiple asset categories with separately determined composite lives and individual depreciation rates for each asset category.

Within the composite group method, we group individual assets, including cable and wire, into asset categories utilizing homogeneous characteristics, where such assets (i) are principally used in the same manner throughout the company, (ii) are subject to similar operating conditions and (iii) have similar estimated useful lives. Examples of the asset categories we utilize include aerial cable-copper, aerial cable-fiber, aerial cable-station connections, underground cable-copper and underground cable-fiber. As a result of continuing changes in technology, an independent study is conducted annually to update the estimated remaining useful lives of all individual asset categories. The annual study includes models that consider actual usage, replacement history and certain assumptions about technology evolution to estimate the remaining useful lives of our asset base by asset category. An independent study was performed in 2010 to determine the estimated remaining useful lives for our Acquired Business and these new lives were adopted effective July 1, 2010, the acquisition date for those assets. We revised our estimated remaining useful lives for Frontier legacy plant assets, effective October 1, 2010. The composite depreciation rate for 2010 for our property, plant and equipment assets was 7.6%, as a result of this study. There have been no significant changes to the ranges of estimated useful lives for the individual asset categories, including the cable and wire asset groups, during the three years ended December 31, 2011. The latest study was completed in the fourth quarter of 2011 and after review and analysis of the results, we adopted new estimated remaining useful lives for certain plant assets as of October 1, 2011. Our composite depreciation rate for plant assets was 6.4% as a result of this study.

Intangible assets acquired in the Transaction were recorded at an estimated fair value of $2.5 billion with an estimated useful life of nine years for the residential customer list, as distinguished from the 12 years used for the business customer list. For both classes of assets, the "sum of the years digits" method is used to amortize the intangible assets, which tracks more closely with the projected revenue stream of each asset class. Our Frontier legacy customer list intangible assets do not distinguish between residential and business classes and the amortization period is five years on the straight-line method. We periodically reassess the useful life of our intangible assets to determine whether any changes to those lives are required.

We anticipate depreciation expense of approximately $815 million to $835 million and amortization expense of approximately $420 million for 2012.

Pension and Other Postretirement Benefits

Our estimates of pension expense, other postretirement benefits including retiree medical benefits and related liabilities are "critical accounting estimates." In connection with the completion of the Transaction on July 1, 2010, certain employees were transferred from various Verizon pension plans into 12 pension plans that were then merged with the Frontier Communications Pension Plan (the Plan) effective August 31, 2010. Assets

of $438.8 million were transferred into the Plan during the second half of 2010 and assets of $106.9 million were transferred into the Plan in August 2011. The Plan has a receivable of $51.6 million as of December 31, 2011, that will be settled by the transfer of assets in early 2012. We sponsor a noncontributory defined benefit pension plan covering a significant number of our current and former Frontier legacy employees and other postretirement benefit plans that provide medical, dental, life insurance and other benefits for covered retired employees and their beneficiaries and covered dependents. All of the employees who are still accruing pension benefits are employees represented by unions. The accounting results for pension and other postretirement benefit costs and obligations are dependent upon various actuarial assumptions applied in the determination of such amounts. These actuarial assumptions include the following: discount rates, expected long-term rate of return on plan assets, future compensation increases, employee turnover, healthcare cost trend rates, expected retirement age, optional form of benefit and mortality. We review these assumptions for changes annually with our independent actuaries. We consider our discount rate and expected long-term rate of return on plan assets to be our most critical assumptions.

The discount rate is used to value, on a present value basis, our pension and other postretirement benefit obligations (OPEB) as of the balance sheet date. The same rate is also used in the interest cost component of the pension and postretirement benefit cost determination for the following year. The measurement date used in the selection of our discount rate is the balance sheet date. Our discount rate assumption is determined annually with assistance from our actuaries based on the pattern of expected future benefit payments and the prevailing rates available on long-term, high quality corporate bonds that approximate the benefit obligation. In making this determination we consider, among other things, the yields on the Citigroup Above-Median Pension Curve, the Towers-Watson Index, the general movement of interest rates and the changes in those rates from one period to the next. This rate can change from year-to-year based on market conditions that affect corporate bond yields. Our discount rate was 4.50% for valuation of the year end pension obligations and 4.50% - 4.75% for valuations of the year end OPEB obligations at year-end 2011, and 5.25% at year-end 2010.

The expected long-term rate of return on plan assets is applied in the determination of periodic pension and postretirement benefit cost as a reduction in the computation of the expense. In developing the expected long-term rate of return assumption, we considered published surveys of expected market returns, 10 and 20 year actual returns of various major indices, and our own historical 5 year, 10 year and 20 year investment returns. The expected long-term rate of return on plan assets is based on an asset allocation assumption of 35% to 55% in fixed income securities, 35% to 55% in equity securities and 5% to 15% in alternative investments. We review our asset allocation at least annually and make changes when considered appropriate. Our asset return assumption is made at the beginning of our fiscal year. In 2009, 2010 and 2011, our expected long-term rate of return on plan assets was 8.0%. Our actual return on plan assets in 2011 was 1.9%. For 2012, we will assume a rate of return of 7.75%. Our pension plan assets are valued at fair value as of the measurement date.

We expect that our pension and other postretirement benefit expenses for 2012 will be approximately $75 million to $85 million before amounts capitalized into the cost of capital expenditures. In 2011, they were $58.3 million before amounts capitalized into the cost of capital expenditures. We expect to make contributions to our pension plan of approximately $60 million in 2012. We made contributions to our pension plan of approximately $76.7 million in 2011, consisting of cash payments of $18.6 million and the contribution of real property with a fair value of $58.1 million. We made cash contributions of $13.1 million in 2010. No contributions were made to our pension plan during 2009.

Income Taxes

Our effective tax rate in 2011 decreased to 35.9% from 42.5% in 2010. The higher rate in 2010 was primarily related to the write-off of certain deferred tax assets in 2010 of approximately $11.3 million related to Transaction costs which were not tax deductible. Prior to the closing of the Transaction, these costs were deemed to be tax deductible as the Transaction had not yet been successfully completed. These costs were incurred to facilitate the Transaction and once the Transaction closed, these costs had to be capitalized for tax purposes.

Income taxes for 2011 include the reduction of deferred tax balances based on the application of enacted state tax statutes for $6.8 million and the net reversal of a reserve for uncertain tax positions for $8.6 million, partially offset by the impact of a $10.8 million charge resulting from the enactment on May 25, 2011 of the Michigan Corporate Income Tax that eliminated certain future tax deductions.

Our effective tax rate in 2009 approximated the statutory rate.

Contingencies

We currently do not have any contingencies in excess of $5.0 million recorded on our books.

Purchase Price Allocation—The Transaction

The allocation of the approximate $5.4 billion in total consideration to the "fair market value" of the assets and liabilities of the Acquired Business is a critical estimate. The estimates of the fair values assigned to plant, customer list and goodwill, are more fully described in Notes 3, 4 and 6 of the Notes to Consolidated Financial Statements. Additionally, the estimated expected life of a customer (used to amortize the customer list) is a critical estimate.

New Accounting Pronouncements

There were no new accounting standards that were adopted by the Company in 2011, or that would be adopted in future years, with any material financial statement impact.

Fair Value Measurements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04 (ASU 2011-04), "Fair Value Measurements: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" (Accounting Standards Codification (ASC) Topic 820). ASU 2011-04 changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This new guidance is to be applied prospectively, and is effective for interim and annual periods beginning after December 15, 2011. We do not expect the adoption of ASU 2011-04 to have a material impact on our financial position, results of operations or cash flows.

Presentation of Comprehensive Income

In June 2011, the FASB issued ASU No. 2011-05 (ASU 2011-05), "Comprehensive Income: Presentation of Comprehensive Income," (ASC Topic 220). ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in equity. ASU 2011-05 requires that all non-owner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This new guidance is to be applied retrospectively, and is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB issued ASU No. 2011-12 that defers the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income in ASU 2011-05. We do not expect the adoption of ASU 2011-05 to have a material impact on our financial position, results of operations or cash flows.

Testing Goodwill for Impairment

In September 2011, the FASB issued ASU No. 2011-08 (ASU 2011-08), "Intangibles—Goodwill and Other (ASC Topic 350): Testing Goodwill for Impairment." ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount. After assessing qualitative factors, if an entity determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, no further testing is necessary. If an entity determines that it is more likely than not that the fair value of the reporting unit is less than its carrying value, then the traditional two-step goodwill impairment test must be performed. While ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, early adoption is permitted. The Company performed its annual impairment test during the fourth quarter ending December 31, 2011. The Company adopted ASU 2011-08 during 2011 with no material impact on our financial position, results of operations or cash flows.

(b) Results of Operations

Effective July 1, 2010, the Company's scope of operations and balance sheet capitalization changed materially as a result of the completion of the Transaction. Historical financial and operating data presented for Frontier is not indicative of future results and includes the results of operations of the Acquired Business from the date of acquisition on July 1, 2010. The financial discussion and tables below include a comparative analysis of our results of operations on a historical basis for our Frontier operations as of and for the years ended December 31, 2011, 2010 and 2009, which includes the results of operations of the Acquired Business for the year ended December 31, 2011, and the six months ended December 31, 2010. The variance explanations discussed below for the years ended December 31, 2011, 2010 and 2009 include a separate amount for the additional six months of revenue and operating expenses related to the operating results of the Acquired Business in 2011 and 2010. Certain analyses of revenue and operating expenses may refer to the results of the Frontier legacy operations, which excludes the Acquired Business.

REVENUE

Revenue is generated primarily through the provision of local, network access, long distance, data, video and internet services. Such revenues are generated through either a monthly recurring fee or a fee based on usage at a tariffed rate and revenue recognition is not dependent upon significant judgments by management, with the exception of a determination of a provision for uncollectible amounts.

Revenue for 2011 increased $1,445.4 million, or 38%, to $5,243.0 million as compared to 2010. Excluding the additional six months of revenue of $1,667.1 million attributable to the Acquired Business, our revenue for 2011 decreased $221.7 million, or 6% as compared to 2010. This decline in 2011 is a result of decreases in the number of residential and business customers, switched access, video and other revenue, partially offset by a $32.7 million, or 3%, increase in data and internet services revenue, each as described in more detail below.

Revenues from data and internet services, such as HSI, for 2011 as compared to 2010 grew and increased as a percentage of total revenues, and revenues from voice services, like local and long distance services, and from switched access and subsidy (including federal and state subsidies) declined and decreased as a percentage of our total revenues.

Switched access and subsidy revenue of $619.1 million represented 12% of our revenues for 2011. Switched access revenue was $319.0 million for 2011, or 6% of our revenues, as compared to $285.5 million for 2010, or 8% of our revenues. Subsidy revenue was $300.1 million in 2011, or 6% of our revenues, as compared to $212.3 million in 2010, or 6% of our revenues. We expect declining revenue trends in switched access and subsidy revenue in 2012.

Consolidated revenue for 2010 increased $1,679.8 million, or 79%, to $3,797.7 million as compared to 2009. Excluding the additional six months of revenue of $1,748.1 million attributable to the Acquired Business, our revenue decreased $68.3 million, or 3%, as compared to 2009. This decline for our Frontier legacy operations in 2010 is a result of decreases in the number of residential and business customers, services revenue, switched access revenue, long distance services revenue and directory revenue, partially offset by a $28.8 million, or 5%, increase in data and internet services revenue, each as described in more detail below.

Change in the number of our access lines is one metric that is important to our revenue and profitability. We lost access lines primarily because of changing consumer behavior (including wireless substitution), economic conditions, changing technology, competition, and by the loss of second lines upon the addition of HSI service. Our Frontier legacy operations lost approximately 117,000 access lines (net) during 2011, or 6% on an annual basis, comparable to the 128,000 access lines (net), or 6% on an annual basis, lost during 2010. The Acquired Business lost approximately 362,000 access lines (net) during 2011, or 10% on an annual basis, as compared to the 201,000 access lines (net), or 10% on an annual basis, lost during the six months ended December 31, 2010. Economic conditions and/or increasing competition could make it more difficult to sell our bundled service offerings, and cause us to increase our promotions and/or lower our prices for our products and services, which would adversely affect our revenue, profitability and cash flow.

During 2011, the Company added approximately 45,200 HSI subscribers (net). During the first quarter of 2011, the Company announced a price increase implemented in April 2011 for FiOS video customers in the state of Indiana who are on month-to-month plans. While the Company implemented a number of retention

promotions, losses of FiOS video customers occurred during 2011, as did the loss of FiOS data customers, although the absolute number of losses declined throughout the year. During 2011, we lost approximately 11,800 FiOS data customers and added approximately 57,000 other HSI subscribers. In connection with the Transaction, the Company agreed to focus primarily on certain capital investment commitments to expand broadband availability and speeds. The Company plans to significantly expand broadband availability and speed over the next several years. We expect to continue to increase HSI subscribers in 2012.

While the number of access lines is an important metric to gauge certain revenue trends, it is not necessarily the best or only measure to evaluate our business. Management believes that customer counts and understanding different components of revenue is most important. For this reason, presented in the table titled "Other Financial and Operating Data" below is an analysis that presents customer counts, average monthly revenue, products per customer, percentage of customers on price protection plans and churn. It also categorizes revenue into customer revenue (residential and business) and regulatory revenue (switched access and subsidy revenue). Despite the 7% decline in residential customers and the 6% decline in total access lines, customer revenue (all revenue except switched access and subsidy revenue) for our Frontier legacy operations, declined in 2011 by only 2 percent as compared to the prior year. The decline in customers and access lines was partially offset by increased penetration of additional products sold to both residential and business customers, which has increased our average monthly revenue per customer. A substantial further loss of customers and access lines, combined with increased competition and the other factors discussed herein may cause our revenue, profitability and cash flows to decrease in 2012.

OTHER FINANCIAL AND OPERATING DATA

	As of December 31, 2011	% Increase (Decrease)	As of December 31, 2010	% Increase (Decrease)	As of July 1, 2010	As of December 31, 2009
Access lines:						
Residential	3,267,487	(10%)	3,635,670	(6%)	3,855,141	1,349,510
Business	1,999,429	(5%)	2,110,048	(2%)	2,154,109	768,002
Total access lines	5,266,916	(8%)	5,745,718	(4%)	6,009,250	2,117,512
HSI subscribers	1,764,160	3%	1,718,959	0%	1,715,454	635,947
Video subscribers	557,527	5%	531,446	5%	504,544	172,961

	For the year ended December 31,						
	2011	$ Increase (Decrease)	% Increase (Decrease)	2010	$ Increase (Decrease)	% Increase (Decrease)	2009
Revenue (in 000's):							
Residential	$2,270,527	$ 577,173	34%	$1,693,354	$ 779,059	85%	$ 914,295
Business	2,353,375	746,829	46%	1,606,546	762,581	90%	843,965
Customer revenue	$4,623,902	$1,324,002	40%	$3,299,900	$1,541,640	88%	$1,758,260
Switched access and subsidy	619,141	121,366	24%	497,775	138,141	38%	359,634
Total revenue	$5,243,043	$1,445,368	38%	$3,797,675	$1,679,781	79%	$2,117,894
Switched access minutes of use (in millions)	18,894		30%	14,542		64%	8,854
Average monthly total revenue per access line							
—Frontier Legacy	$ 85.43		3%	$ 83.20		3%	$ 80.74
—Total Company	$ 79.48						
Average monthly customer revenue per access line							
—Frontier Legacy	$ 72.49		4%	$ 69.89		4%	$ 67.03
—Total Company	$ 70.10						

	As of or for the year ended December 31, 2011	% Increase (Decrease)	As of or for the year ended December 31, 2010	% Increase (Decrease)	As of or for the year ended December 31, 2009
Residential Customer Metrics:					
Customers	3,103,766	(10%)	3,445,193	175%	1,254,508
Revenue (in 000's)	$2,270,527	34%	$1,693,354	85%	$ 914,295
Products per Residential Customer[(1)]					
—Frontier Legacy	2.72	5%	2.60	3%	2.52
—Total Company	2.47				
Average monthly residential revenue per customer					
—Frontier Legacy[(2)]	$ 60.65	1%	$ 60.03	5%	$ 57.33
—Total Company[(2)]	$ 57.34				
Percent of Customers on Price Protection Plans					
—Frontier Legacy	63.1%	8%	58.4%	10%	53.3%
Customer Monthly Churn					
—Frontier Legacy	1.33%	0%	1.33%	(10%)	1.47%
—Total Company	1.61%				
Business Customer Metrics:					
Customers	309,900	(10%)	343,823	144%	140,763
Revenue (in 000's)	$2,353,375	46%	$1,606,546	90%	$ 843,965
Average monthly business revenue per customer					
—Frontier Legacy	$ 530.17	6%	$ 502.41	5%	$ 477.52
—Total Company	$ 600.38				

(1) Products per residential customer: primary residential voice line, HSI and video products have a value of 1. Long distance, Frontier Secure, second lines, feature packages and dial-up have a value of 0.5.

(2) Calculation excludes the Mohave Cellular Limited Partnership.

Note: Customer revenue has been revised from the previously disclosed amounts to reflect the reclassification of certain revenues from business to residential.

REVENUE

	2011			2010			2009
($ in thousands)	Amount	$ Increase (Decrease)	% Increase (Decrease)	Amount	$ Increase (Decrease)	% Increase (Decrease)	Amount
Local and long distance services	$2,451,311	$ 653,929	36%	$1,797,382	$ 850,220	90%	$ 947,162
Data and internet services	1,842,933	607,337	49%	1,235,596	596,781	93%	638,815
Other	329,658	62,736	24%	266,922	94,639	55%	172,283
Customer revenue	4,623,902	1,324,002	40%	3,299,900	1,541,640	88%	1,758,260
Switched access and subsidy	619,141	121,366	24%	497,775	138,141	38%	359,634
Total Revenue	$5,243,043	$1,445,368	38%	$3,797,675	$1,679,781	79%	$2,117,894

Local and Long Distance Services

Local and long distance services revenue for 2011 increased $653.9 million, or 36%, to $2,451.3 million, as compared with 2010. Local and long distance services revenue for 2011 increased $836.1 million as a result of the additional six months of revenue in 2011 attributable to the Acquired Business. Excluding the additional six months of revenue related to the Acquired Business, local and long distance services revenue decreased $182.2 million, or 10%, as compared with 2010, primarily due to the continued loss of access lines and, to a lesser extent, decreases in private line services and feature packages.

Local and enhanced services revenue for 2011 increased $527.6 million, or 37%, to $1,970.8 million, as compared with 2010. Local and enhanced services revenue for 2011 increased $670.6 million as a result of the additional six months of revenue in 2011 attributable to the Acquired Business. Excluding the additional revenue related to the Acquired Business, local and enhanced services revenue decreased $143.0 million primarily due to the continued loss of access lines and, to a lesser extent, decreases in private line services and feature packages.

Long distance services revenue for 2011 increased $126.3 million, or 36%, to $480.5 million, as compared with 2010. Long distance services revenue for 2011 increased $165.5 million as a result of the additional six months of revenue in 2011 attributable to the Acquired Business. Excluding the additional revenue related to the Acquired Business, long distance services revenue decreased $39.2 million as compared with 2010, primarily due to a decrease in the number of long distance customers using our bundled service offerings, lower minutes of use and a lower average revenue per minute of use.

Local and long distance services revenue for 2010 increased $850.2 million, or 90%, to $1,797.4 million, as compared with 2009. Local and long distance services revenue for 2010 increased $916.2 million as a result of the Acquired Business. Local and long distance services revenue for our Frontier legacy operations decreased $66.0 million, or 7%, as compared with 2009.

Local and enhanced services revenue for our Frontier legacy operations declined $70.2 million in 2010, primarily due to the continued loss of access lines and, to a lesser extent, decreases in private line services and feature packages. Long distance services revenue for our Frontier legacy operations for 2010 increased $4.2 million as compared with 2009, primarily due to an increase in the number of long distance customers using our bundled service offerings partially offset by lower minutes of use and a lower average revenue per minute of use.

Data and Internet Services

Data and internet services revenue for 2011 increased $607.3 million, or 49%, to $1,842.9 million, as compared with 2010. Data and internet services revenue for 2011 increased $574.7 million as a result of the additional six months of revenue in 2011 attributable to the Acquired Business. Excluding the additional six months of revenue related to the Acquired Business, data and internet services revenue increased $32.7 million, or 3%, as compared with 2010, primarily due to the overall growth in the number of HSI subscribers and high-capacity Internet and ethernet circuits purchased by customers. Data services revenue for 2011, excluding the additional six months of revenue related to the Acquired Business, decreased $12.8 million to $608.2 million, as compared with 2010, primarily due to higher promotional discounts and customer credits. As of December 31, 2011, the number of the Company's HSI subscribers increased by approximately 45,200, or 3%, since December 31, 2010. Data and internet services also includes nonswitched access revenue from data transmission services to other carriers and high-volume commercial customers with dedicated high-capacity Internet and ethernet circuits. Nonswitched access revenue for 2011, excluding the additional six months of revenue related to the Acquired Business, increased $45.5 million to $660.0 million, as compared with 2010, primarily due to growth in the number of those circuits.

Data and internet services revenue for 2010 increased $596.8 million, or 93%, to $1,235.6 million, as compared with 2009. Data and internet services revenue increased $568.0 million as a result of the Acquired Business and increased $28.8 million, or 5%, for our Frontier legacy operations, as compared with 2009, primarily due to the overall growth in the number of HSI subscribers and high-capacity Internet and ethernet circuits purchased by customers. Data services revenue for our Frontier legacy operations for 2010 increased $15.8 million to $373.0 million, as compared with 2009. As of December 31, 2010, the number of the Company's HSI subscribers for our Frontier legacy operations increased by approximately 16,200, or 3%, since December 31, 2009. Nonswitched access revenue for our Frontier legacy operations for 2010 increased $13.0 million to $294.6 million as compared to 2009, primarily due to growth in the number of those circuits.

Other

Other revenue for 2011 increased $62.7 million, or 24%, to $329.7 million, as compared with 2010. Other revenue for 2011 increased $87.1 million as a result of the additional six months of revenue in 2011 attributable to the Acquired Business. Excluding the additional six months of revenue related to the Acquired Business, other revenue decreased $24.4 million, or 9%, as compared with 2010. Directory services revenue for 2011, excluding the additional six months of revenue related to the Acquired Business, decreased $16.8 million, or 16%, as compared with 2010, primarily due to a decline in yellow pages advertising. All other revenue for 2011, excluding the additional six months of revenue related to the Acquired Business, decreased $7.6 million, or 5%, primarily due to the reduction in customers for FiOS video service.

Other revenue for 2010 increased $94.6 million, or 55%, to $266.9 million, as compared with 2009. Other revenue for 2010 increased $93.9 million as a result of the Acquired Business. Directory services revenue for 2010, excluding the additional six months of revenue related to the Acquired Business, decreased $13.6 million, or 13%, as compared with 2009, primarily due to a decline in yellow pages advertising. All other revenue for our Frontier legacy operations increased $14.3 million, or 22%, as compared with 2009, primarily due to reduced DISH video credits and lower bad debt expenses that are charged against revenue, partially offset by decreases in "bill and collect" fee revenue.

Switched Access and Subsidy

Switched access and subsidy revenue for 2011 increased $121.4 million, or 24%, to $619.1 million, as compared with 2010. Switched access and subsidy revenue increased $169.3 million as a result of the additional six months of revenue in 2011 attributable to the Acquired Business. Excluding the additional six months of revenue related to the Acquired Business, switched access and subsidy revenue decreased $47.9 million, or 10%, as compared with 2010.

Switched access revenue, excluding the additional six months of revenue related to the Acquired Business, for 2011 of $245.0 million, or 7% of our revenues, decreased $40.5 million, or 14%, as compared with $285.5 million, or 8% of our revenues in 2010. These decreases were primarily due to the impact of a decline in minutes of use related to access line losses and the displacement of minutes of use by wireless, email and other communications services. Switched access and subsidy revenue includes subsidy payments we receive from federal and state agencies, including surcharges billed to customers that are remitted to the FCC. Subsidy revenue, excluding the additional six months of revenue related to the Acquired Business, for 2011 of $204.8 million, decreased $7.4 million, or 3%, as compared with 2010, primarily due to decreased support for local switching, the Federal Universal Service Fund and the Federal High Cost Fund. We expect a further decline in switched access and subsidy revenue in 2012.

Federal and state subsidies and surcharges (which are billed to customers and remitted to the FCC) for the Company were $154.0 million, $41.6 million and $104.5 million, respectively, and $300.1 million in total, or 6% of our revenues, for 2011. The federal and state subsidy revenue for 2011 represents 4% of our consolidated revenues. Total federal and state subsidies and surcharges were $212.3 million, or 6% of our consolidated revenues, for 2010.

Switched access and subsidy revenue for 2010 increased $138.1 million, or 38%, to $497.8 million as compared with 2009. For 2010, switched access and subsidy revenue represented 13% of our total revenue. Switched access and subsidy revenue for 2010 increased $169.9 million as a result of the Acquired Business.

Consolidated switched access revenue was $285.5 million in 2010, or 8% of our revenues, up from $246.3 million in 2009, or 12% of our revenues. Federal and state subsidy revenue, including surcharges of $73.8 million billed to customers which are remitted to the FCC, was $212.3 million in 2010, or 6% of our revenues, up from $113.3 million in 2009, or 5% of our revenues.

Switched access revenue for our Frontier legacy operations for 2010 of $213.9 million decreased $32.5 million, or 13%, as compared with 2009. This decrease was primarily due to the impact of a decline in minutes of use related to access line losses and the displacement of minutes of use by wireless, email and other communications services. Subsidy revenue for our Frontier legacy operations, including surcharges billed to customers of $41.1 million, for 2010 of $114.0 million increased $0.7 million, or 1%, as compared with 2009.

Federal and state subsidies and surcharges for our Frontier legacy operations were $63.6 million, $9.3 million and $41.1 million, respectively, for 2010. Federal and state subsidies and surcharges were $69.1 million, $8.7 million and $35.5 million, respectively, for 2009. The federal and state subsidy revenue for 2009 represents 5% of our consolidated revenues.

Federal subsidies have historically been driven by many factors, including the National Average Cost per Local Loop (NACPL). The USF/ICC Report & Order changes how federal subsidies will be calculated and disbursed, with this change being phased in beginning in 2012. These changes will transition the federal Universal Service High-Cost Fund, which supports voice services in high-cost areas, to the Connect America Fund (CAF), which will support broadband deployment in high-cost areas. CAF Phase I will be implemented in 2012, and price cap carriers will receive the same amount of support from all USF high-cost programs as in 2011. In addition, the FCC in CAF Phase I will make available for price cap ILECs an additional $300 million in incremental high cost broadband support to be used for broadband deployment to unserved areas. The FCC anticipates that it will replace this interim program with a Phase II CAF long-term solution in 2013, though the interim program will continue if no such solution is put in place. Frontier will receive a portion of the $300 million CAF Phase I interim support, although the extent is not yet known. The USF/ICC Report and Order requires carriers receiving the CAF Phase I interim support to deploy broadband in areas that are currently unserved based on an FCC formula that is currently under reconsideration at the FCC and the outcome of that decision is not yet known. Some states where Frontier operates continue to evaluate the manner in which they will determine state subsidy eligibility.

Certain states also have their own open proceedings to address reform to intrastate access charges and other intercarrier compensation. In addition, we have been approached by, and/or are involved in formal state proceedings with, various carriers seeking reductions in intrastate access rates in certain states. Although the FCC has pre-empted state jurisdiction on certain access charges, many states are still considering moving forward with their proceedings. We cannot predict when or how these matters will be decided or the effect on our subsidy or switched access revenues. However, future reductions in our subsidy or switched access revenues may directly affect our profitability and cash flows as those regulatory revenues do not have an equal level of associated variable expenses.

OPERATING EXPENSES

NETWORK ACCESS EXPENSES

	2011			2010			2009
($ in thousands)	Amount	$ Increase (Decrease)	% Increase (Decrease)	Amount	$ Increase (Decrease)	% Increase (Decrease)	Amount
Network access	$518,682	$135,003	35%	$383,679	$157,772	70%	$225,907

Network access expenses for 2011 increased $135.0 million, or 35%, to $518.7 million, as compared with 2010. Network access expenses for 2011 increased $171.3 million as a result of the additional six months of expenses in 2011 attributable to the Acquired Business. Network access expenses, excluding the additional six months of expenses related to the Acquired Business, decreased $36.3 million, or 9%, to $347.4 million, as compared with 2010, primarily due to reduced data network and backbone costs, reflecting synergies realized in moving traffic onto the legacy backbone, and decreased long distance carriage costs in 2011.

Network access expenses for 2010 increased $157.8 million, or 70%, to $383.7 million, as compared with 2009. Network access expenses for 2010 increased $173.6 million as a result of the Acquired Business. Network access expenses for our Frontier legacy operations decreased $15.8 million, or 7%, to $210.1 million, as compared with 2009, primarily due to lower promotional gift and long distance carriage costs in 2010. In 2009, we expensed $10.0 million for the cost of new personal computers provided to customers in connection with our other promotions that resulted in additional DISH video and HSI subscribers.

OTHER OPERATING EXPENSES

($ in thousands)	2011 Amount	2011 $ Increase (Decrease)	2011 % Increase (Decrease)	2010 Amount	2010 $ Increase (Decrease)	2010 % Increase (Decrease)	2009 Amount
Wage and benefit expenses	$1,093,017	$289,294	36%	$ 803,723	$395,820	97%	$407,903
All other operating expenses	1,185,402	377,988	47%	807,414	434,220	116%	373,194
	$2,278,419	$667,282	41%	$1,611,137	$830,040	106%	$781,097

Wage and benefit expenses

Wage and benefit expenses for 2011 increased $289.3 million, or 36%, to $1,093.0 million (including $15.7 million of severance and early retirement costs in 2011 related to 318 employees), as compared to 2010. Wage and benefit expenses for 2011 increased $364.2 million as a result of the additional six months of expenses in 2011 attributable to the Acquired Business. Wage and benefit expenses, excluding the additional six months of expenses related to the Acquired Business, decreased $74.9 million, or 9%, to $728.8 million, as compared with 2010, primarily due to lower costs for compensation and certain other benefits, including pension costs, as discussed below.

Wage and benefit expenses for 2010 increased $395.8 million, or 97%, to $803.7 million, as compared with 2009. Wage and benefit expenses for 2010 increased $388.4 million as a result of the Acquired Business. Wage and benefit expenses for our Frontier legacy operations increased $7.4 million, or 2%, to $415.3 million, as compared with 2009, primarily due to higher compensation costs, as 2009 costs were reduced by the Company's furlough plan, and 2010 reflects higher benefit costs, primarily from restricted stock awards.

Pension costs for the Company are included in our wage and benefit expenses. Pension costs for 2011, 2010 and 2009 were approximately $30.6 million, $38.0 million and $34.2 million, respectively. Pension costs include pension expense of $37.7 million, $46.3 million and $41.7 million, less amounts capitalized into the cost of capital expenditures of $7.1 million, $8.3 million and $7.5 million for 2011, 2010 and 2009, respectively.

In the third quarter of 2011, the Company contributed four administrative properties appraised at $58.1 million to its qualified defined benefit pension plan. The Company is leasing back the properties from its pension plan for 15 years at a combined aggregate annual rent of approximately $5.8 million. The properties are managed on behalf of the pension plan by an independent fiduciary, and the terms of the leases were negotiated with the fiduciary on an arm's-length basis.

In connection with the completion of the Transaction on July 1, 2010, certain employees were transferred from various Verizon pension plans into 12 pension plans that were then merged with the Frontier Communications Pension Plan (the Plan) effective August 31, 2010. Assets of $438.8 million and $106.9 million were transferred into the Plan during 2010 and 2011, respectively. The Plan has a receivable of $51.6 million as of December 31, 2011 that will be settled by the transfer of assets in 2012.

The Company's pension plan assets have decreased from $1,290.3 million at December 31, 2010 to $1,258.0 million at December 31, 2011, a decrease of $32.3 million, or 3%. This decrease is a result of ongoing benefit payments of $128.9 million, offset by $19.9 million of positive investment returns and cash and real property contributions of $76.7 million, consisting of cash payments of $18.6 million and the contribution of real property with a fair value of $58.1 million.

Based on current assumptions and plan asset values, we estimate that our 2012 pension and other postretirement benefit expenses (which were $58.3 million in 2011 before amounts capitalized into the cost of capital expenditures) will be approximately $75 million to $85 million for Frontier before amounts capitalized into the cost of capital expenditures. We made cash contributions to the Plan of $13.1 million during 2010. No contributions were made to Frontier's pension plan during 2009. We expect that we will make contributions to our pension plan of approximately $60 million in 2012.

All other operating expenses

All other operating expenses for 2011 increased $378.0 million, or 47%, to $1,185.4 million, as compared with 2010. All other operating expenses for 2011 increased $439.5 million as a result of the additional six months of expenses in 2011 attributable to the Acquired Business. All other operating expenses, excluding the additional six months of expenses related to the Acquired Business, decreased $61.5 million, or 8%, to $745.9 million, as compared with 2010, primarily due to $36.5 million in corporate costs allocated to the Acquired Business during the first six months of 2011, combined with lower outside service fees, other taxes and marketing costs.

All other operating expenses for 2010 increased $434.2 million, or 116%, to $807.4 million, as compared with 2009. All other operating expenses for 2010 increased $459.8 million as a result of the Acquired Business. All other operating expenses for our Frontier legacy operations decreased $25.6 million, or 7%, to $347.6 million, as compared with 2009, primarily due to $29.2 million in corporate costs allocated to the Acquired Business, partially offset by higher USF surcharges, higher electricity and fuel costs, and higher travel costs incurred in connection with the Acquired Business.

DEPRECIATION AND AMORTIZATION EXPENSE

	2011			2010			2009
($ in thousands)	Amount	$ Increase (Decrease)	% Increase (Decrease)	Amount	$ Increase (Decrease)	% Increase (Decrease)	Amount
Depreciation expense	$ 881,481	$281,819	47%	$599,662	$237,434	66%	$362,228
Amortization expense	521,694	227,637	77%	294,057	179,894	158%	114,163
	$1,403,175	$509,456	57%	$893,719	$417,328	88%	$476,391

Depreciation and amortization expense for 2011 increased $509.5 million, or 57%, to $1,403.2 million, as compared to 2010. Depreciation and amortization expense increased $510.9 million as a result of the additional six months of expenses in 2011 attributable to the Acquired Business. Depreciation expense, excluding the additional six months of expense related to the Acquired Business, increased $8.6 million, or 1%, to $608.2 million, as compared with 2010, primarily due to changes in the remaining useful lives of certain assets. We annually commission an independent study to update the estimated remaining useful lives of our plant assets. The latest study was completed in the fourth quarter of 2011 and after review and analysis of the results, we adopted new lives for certain plant assets as of October 1, 2011. Our "composite depreciation rate" for plant assets was 6.4% as a result of the study. We anticipate depreciation expense of approximately $815 million to $835 million for 2012. Amortization expense, excluding the additional six months of expense related to the Acquired Business, decreased $10.0 million, or 3%, to $284.1 million, as compared with 2010. Amortization expense for 2011 and 2010 included $465.4 million and $237.8 million, respectively, for intangible assets (primarily customer base) that were acquired in the Transaction based on an estimated fair value of $2.5 billion and an estimated useful life of nine years for the residential customer list and 12 years for the business customer list, amortized on an accelerated method. We anticipate amortization expense of approximately $420 million for 2012.

Depreciation and amortization expense for 2010 increased $417.3 million, or 88%, to $893.7 million, as compared with 2009. Depreciation and amortization expense for 2010 increased $494.8 million as a result of the Acquired Business. Depreciation and amortization expense for our Frontier legacy operations decreased $77.5 million, or 16%, to $398.9 million, as compared with 2009, primarily due to reduced amortization expense, as discussed below, and a declining net asset base, partially offset by changes in the remaining useful lives of certain assets.

We revised our useful lives for Frontier legacy plant assets based on a study effective October 1, 2010 and the plant assets of the Acquired Business based on the study effective July 1, 2010. Our "composite depreciation rate" for plant assets was 7.6% as a result of the study.

Amortization expense for 2009 is comprised of $57.9 million for amortization associated with certain Frontier legacy properties, which were fully amortized in June 2009, and $56.3 million for intangible assets (customer base and trade name) that were acquired in the acquisitions of Commonwealth Telephone Enterprises, Inc., Global Valley Networks, Inc. and GVN Services.

ACQUISITION AND INTEGRATION COSTS

($ in thousands)	2011 Amount	2011 $ Increase (Decrease)	2011 % Increase (Decrease)	2010 Amount	2010 $ Increase (Decrease)	2010 % Increase (Decrease)	2009 Amount
Acquisition and integration costs	$143,146	$6,004	4%	$137,142	$108,808	384%	$28,334

Acquisition and integration costs include expenses incurred to close the Transaction (legal, financial advisory, accounting, regulatory and other related costs) and integrate the network and information technology platforms by closing (Phase 1). In 2011, the Company continued to implement its "go to market" final strategy in its new markets, to complete the conversions of all the remaining systems into one platform and to achieve its cost synergies (Phase 2). During the fourth quarter of 2011, the Company converted all systems in four states of the Acquired Business to our legacy systems.

In addition, the Company converted all of the nine remaining states of the Acquired Business onto the Company's legacy financial, human resources and engineering systems. The Company incurred $143.1 million and $137.1 million of operating expenses and $76.5 million and $97.0 million in capital expenditures related to acquisition and integration activities during 2011 and 2010, respectively. The Company currently expects to incur operating expenses and capital expenditures related to completing its Phase 2 initiatives of approximately $80 million and $40 million, respectively, in 2012.

INVESTMENT INCOME/OTHER INCOME (LOSS), NET / INTEREST EXPENSE / INCOME TAX EXPENSE

($ in thousands)	2011 Amount	2011 $ Increase (Decrease)	2011 % Increase (Decrease)	2010 Amount	2010 $ Increase (Decrease)	2010 % Increase (Decrease)	2009 Amount
Investment income	$ 2,391	$ (4,457)	(65%)	$ 6,848	$ 563	9%	$ 6,285
Other income (loss), net	$ 9,135	$ (4,555)	(33%)	$ 13,690	$ 54,817	133%	$(41,127)
Interest expense	$665,196	$143,376	27%	$521,820	$143,606	38%	$378,214
Income tax expense	$ 88,343	$(26,656)	(23%)	$114,999	$ 45,071	64%	$ 69,928

Investment Income

Investment income for 2011 decreased $4.5 million to $2.4 million, as compared with 2010, primarily due to a decrease of $1.3 million in equity earnings, a decrease in investment gains of $1.9 million in 2011, and a $1.3 million decrease in income from short-term investments of cash (including restricted cash).

Investment income for 2010 improved $0.6 million to $6.8 million, as compared with 2009, primarily due to a $3.0 million gain associated with cash received during 2010 on a previously written-off investment, partially offset by a decrease of $1.8 million in income from short-term investments of cash and cash equivalents, due to lower short-term investment rates, and a decrease of $0.6 million in equity earnings.

Our average cash balances were $275.0 million, $304.7 million and $318.0 million for 2011, 2010 and 2009, respectively. Our average restricted cash balance was $170.5 million for 2011.

Other Income (Loss), net

Other income, net for 2011 decreased $4.6 million to $9.1 million, as compared with 2010, primarily due to a gain of $4.5 million on a split-dollar life insurance policy settlement recognized in the second quarter of 2010.

Other income (loss), net for 2010 improved $54.8 million to $13.7 million as compared with 2009, primarily due to the loss on early retirement of debt of $45.9 million recognized in 2009. 2010 reflects a $4.5 million gain on a life insurance policy settlement and an increase of $2.2 million in settlement of customer advances.

Interest Expense

Interest expense for 2011 increased $143.4 million, or 27%, to $665.2 million, as compared with 2010, primarily due to higher average debt levels during 2011. Interest expense for 2011 included $284.4 million associated with the assumed debt from the Transaction. Our composite average borrowing rate as of December 31, 2011 was 7.92%.

Interest expense for 2010 increased $143.6 million, or 38%, to $521.8 million, as compared with 2009, primarily due to higher average debt levels in 2010. Interest expense for 2010 included $143.2 million associated with the assumed debt from the Transaction. Our composite average borrowing rate as of December 31, 2010 and 2009 was 8.04% and 7.85%, respectively.

Our average debt outstanding was $8,299.8 million, $6,950.9 million and $4,867.2 million for 2011, 2010 and 2009, respectively. Our debt levels have risen primarily due to the $3.5 billion of debt that was assumed by Frontier upon consummation of the Transaction.

Income Tax Expense

Income tax expense for 2011 decreased $26.7 million, or 23%, to $88.3 million, as compared with 2010, primarily due to lower pretax income, the reduction of deferred tax balances based on the application of enacted state tax statutes for $6.8 million and the net reversal of a reserve for uncertain tax positions for $8.6 million, partially offset by the impact of a $10.8 million charge resulting from the enactment on May 25, 2011 of the Michigan Corporate Income Tax that eliminated certain future tax deductions.

The effective tax rate for 2011 was 35.9% as compared with 42.5% for 2010 and 36.2% for 2009.

Income tax expense for 2010 increased $45.1 million, or 64%, to $115.0 million as compared with 2009, primarily due to higher pretax income as a result of the Acquired Business. During 2010, Frontier reduced certain deferred tax assets of approximately $11.3 million related to Transaction costs which were not tax deductible. These costs were incurred to facilitate the Transaction and as such had to be capitalized for tax purposes. The results for 2010 also include the impact of a $4.1 million charge resulting from health care reform legislation associated with the passage of the Patient Protection and Affordable Care Act and of the Health Care and Education Reconciliation Act of 2010 (the Acts), partially offset by a release of $0.9 million in the reserve related to uncertain tax positions and the permanent difference on a split-dollar life insurance policy settlement for $1.6 million. The health care reform legislation enacted in March 2010 under the Acts has eliminated the tax deduction for the subsidy that the Company receives under Medicare Part D for prescription drug costs.

The amount of our uncertain tax positions whose statute of limitations are expected to expire during the next twelve months and which would affect our effective tax rate is $8.4 million as of December 31, 2011.

We received refunds (net of cash taxes paid) of $33.1 million in cash taxes during 2011, as compared to the payment of $19.9 million in cash taxes during 2010. In 2011, we received refunds of approximately $53.9 million generated in part by the 2009 retroactive change in accounting method for repairs and maintenance costs related to tax years 2008 and prior. We expect that our cash tax payments will be approximately $25 million for 2012.

Net income attributable to common shareholders of Frontier

Net income attributable to common shareholders of Frontier for 2011 was $149.6 million, or $0.15 per share, as compared to $152.7 million, or $0.23 per share, in 2010 and $120.8 million, or $0.38 per share, in 2009. The change in basic and diluted net income per share for 2010 and 2011 was primarily due to the increase in weighted average shares outstanding as a result of the issuance of 678.5 million shares in connection with our acquisition of the Acquired Business.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to market risk in the normal course of our business operations due to ongoing investing and funding activities, including those associated with our pension assets. Market risk refers to the potential

change in fair value of a financial instrument as a result of fluctuations in interest rates and equity prices. We do not hold or issue derivative instruments, derivative commodity instruments or other financial instruments for trading purposes. As a result, we do not undertake any specific actions to cover our exposure to market risks, and we are not party to any market risk management agreements other than in the normal course of business. Our primary market risk exposures are interest rate risk and equity price risk as follows:

Interest Rate Exposure

Our exposure to market risk for changes in interest rates relates primarily to the interest-bearing portion of our pension investment portfolio and related obligations, and floating rate indebtedness. Our long-term debt as of December 31, 2011 was approximately 93% fixed rate debt with minimal exposure to interest rate changes. We had no interest rate swap agreements related to our fixed rate debt in effect at December 31, 2011 and 2010.

Our objectives in managing our interest rate risk are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, all but $575.0 million of our outstanding borrowings at December 31, 2011 have fixed interest rates. In addition, our undrawn $750.0 million revolving credit facility has interest rates that float with LIBOR, as defined. Consequently, we have limited material future earnings or cash flow exposures from changes in interest rates on our long-term debt. An adverse change in interest rates would increase the amount that we pay on our variable rate obligations and could result in fluctuations in the fair value of our fixed rate obligations. Based upon our overall interest rate exposure at December 31, 2011, a near-term change in interest rates would not materially affect our consolidated financial position, results of operations or cash flows.

Sensitivity analysis of interest rate exposure

At December 31, 2011, the fair value of our long-term debt was estimated to be approximately $8.0 billion, based on our overall weighted average borrowing rate of 7.92% and our overall weighted average maturity of approximately 9 years. As of December 31, 2011, there has been no material change in the weighted average maturity applicable to our obligations since December 31, 2010.

Equity Price Exposure

Our exposure to market risks for changes in equity security prices as of December 31, 2011 is limited to our pension assets. We have no other security investments of any material amount.

The Company's pension plan assets have decreased from $1,290.3 million at December 31, 2010 to $1,258.0 million at December 31, 2011, a decrease of $32.3 million, or 3%. This decrease is a result of ongoing benefit payments of $128.9 million offset by $19.9 million of positive investment returns and $76.7 million of cash and real property contributions, consisting of cash payments of $18.6 million and the contribution of real property with a fair value of $58.1 million. We expect that we will make contributions to our pension plan of approximately $60 million in 2012.

Item 8. *Financial Statements and Supplementary Data*

The following documents are filed as part of this Report:

1. Financial Statements—See Index on page F-1.
2. Supplementary Data—Quarterly Financial Data is included in the Financial Statements (see 1. above).

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

(i) Evaluation of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, regarding the effectiveness of our disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) under the Securities Exchange Act of 1934, as amended). Based upon this evaluation, our principal executive officer and principal financial officer concluded, as of the end of the period covered by this report, December 31, 2011, that our disclosure controls and procedures were effective.

(ii) Internal Control Over Financial Reporting

(a) Management's annual report on internal control over financial reporting

Our management report on internal control over financial reporting appears on page F-2.

(b) Report of registered public accounting firm

The report of KPMG LLP, our independent registered public accounting firm, on internal control over financial reporting appears on page F-4.

(c) Changes in internal control over financial reporting

We reviewed our internal control over financial reporting at December 31, 2011. As a result of the Transaction, we have been integrating certain business processes and systems of the Acquired Business. Accordingly, certain changes have been made and will continue to be made to our internal controls over financial reporting until such time as our integration is complete.

There have been no other changes in our internal control over financial reporting identified in an evaluation thereof that occurred during the last fiscal quarter of 2011 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item is incorporated by reference from our definitive proxy statement for the 2012 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A within 120 days after December 31, 2011. See "Executive Officers of the Registrant" in Part I of this Report following Item 4 for information relating to executive officers.

Item 11. *Executive Compensation*

The information required by this Item is incorporated by reference from our definitive proxy statement for the 2012 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A within 120 days after December 31, 2011.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated by reference from our definitive proxy statement for the 2012 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A within 120 days after December 31, 2011.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is incorporated by reference from our definitive proxy statement for the 2012 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A within 120 days after December 31, 2011.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item is incorporated by reference from our definitive proxy statement for the 2012 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 14A within 120 days after December 31, 2011.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

List of Documents Filed as a Part of This Report:

(1) Index to Consolidated Financial Statements:

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2011 and 2010

Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009

Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2010 and 2009

Consolidated Statements of Equity for the years ended December 31, 2011, 2010 and 2009

Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009

Notes to Consolidated Financial Statements

All other schedules have been omitted because the required information is included in the consolidated financial statements or the notes thereto, or is not applicable or not required.

(2) Index to Exhibits:

All documents referenced below were filed pursuant to the Securities Exchange Act of 1934 by the Company, file number 001-11001, unless otherwise indicated.

Exhibit No.	Description
2.1	— Agreement and Plan of Merger, dated as of May 13, 2009, by and among Verizon Communications Inc. ("Verizon"), New Communications Holdings Inc. ("Spinco") and the Company ("Agreement and Plan of Merger") (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed on May 15, 2009 (the "May 15, 2009 8-K)).*
2.2	— Amendment No. 1 to Agreement and Plan of Merger, dated as of July 24, 2009, by and among Verizon, Spinco and the Company (filed as Exhibit 2.2 to the Company's Registration Statement on Form S-4 (No. 333-160789) filed on July 24, 2009).*
3.1	— Restated Certificate of Incorporation (filed as Exhibit 3.200.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000).*
3.2	— Certificate of Amendment of Restated Certificate of Incorporation, effective July 31, 2008 (filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008).*
3.3	— Certificate of Amendment of Restated Certificate of Incorporation, effective June 28, 2010 (filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed July 1, 2010).*
3.4	— By-laws, as amended February 6, 2009 (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on February 6, 2009).*
4.1	— Rights Agreement, dated as of March 6, 2002, between the Company and Mellon Investor Services, LLC, as Rights Agent (filed as Exhibit 1 to the Company's Registration Statement on Form 8-A filed on March 22, 2002).*
4.2	— Amendment No. 1 to Rights Agreement, dated as of January 16, 2003, between the Company and Mellon Investor Services LLC, as Rights Agent (filed as Exhibit 1.1 to the Company's Registration Statement on Form 8-A/A, dated January 16, 2003).*
4.3	— Amendment No. 2 to Rights Agreement, dated as of May 12, 2009, between the Company and Mellon Investor Services LLC, as Rights Agent (filed as Exhibit 4.1 to the May 15, 2009 8-K).*
4.4	— Indenture of Securities, dated as of August 15, 1991, between the Company and JPMorgan Chase Bank, N.A. (as successor to Chemical Bank), as Trustee (the "August 1991 Indenture") (filed as Exhibit 4.100.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1991).*
4.5	— Fourth Supplemental Indenture to the August 1991 Indenture, dated October 1, 1994, between the Company and JPMorgan Chase Bank, N.A. (as successor to Chemical Bank), as Trustee (filed as Exhibit 4.100.7 to the Company's Current Report on Form 8-K filed on January 3, 1995).*
4.6	— Fifth Supplemental Indenture to the August 1991 Indenture, dated as of June 15, 1995, between the Company and JPMorgan Chase Bank, N.A. (as successor to Chemical Bank), as Trustee (filed as Exhibit 4.100.8 to the Company's Current Report on Form 8-K filed on March 29, 1996 (the "March 29, 1996 8-K")).*
4.7	— Sixth Supplemental Indenture to the August 1991 Indenture, dated as of October 15, 1995, between the Company and JPMorgan Chase Bank, N.A. (as successor to Chemical Bank), as Trustee (filed as Exhibit 4.100.9 to the March 29, 1996 8-K).*
4.8	— Seventh Supplemental Indenture to the August 1991 Indenture, dated as of June 1, 1996, between the Company and JPMorgan Chase Bank, N.A. (as successor to Chemical Bank), as Trustee (filed as Exhibit 4.100.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 10-K")).*

Exhibit No.	Description
4.9	— Eighth Supplemental Indenture to the August 1991 Indenture, dated as of December 1, 1996, between the Company and JPMorgan Chase Bank, N.A. (as successor to Chemical Bank), as Trustee (filed as Exhibit 4.100.12 to the 1996 10-K).*
4.10	— Senior Indenture, dated as of May 23, 2001, between the Company and JPMorgan Chase Bank, N.A. (as successor to The Chase Manhattan Bank), as Trustee (the "May 2001 Indenture") (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 24, 2001 8-K (the "May 24, 2001 8-K")).*
4.11	— Third Supplemental Indenture to the May 2001 Indenture, dated as of November 12, 2004, between the Company and JPMorgan Chase Bank, N.A. (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 12, 2004 (the "November 12, 2004 8-K")).*
4.12	— Form of Senior Note due 2013 (filed as Exhibit A to Exhibit 4.1 to the November 12, 2004 8-K).*
4.13	— Indenture, dated as of August 16, 2001, between the Company and JPMorgan Chase Bank, N.A. (as successor to The Chase Manhattan Bank), as Trustee (including the form of note attached thereto) (filed as Exhibit 4.1 of the Company's Current Report on Form 8-K filed on August 22, 2001).*
4.14	— Indenture, dated as of December 22, 2006, between the Company and The Bank of New York, as Trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 29, 2006).*
4.15	— Indenture dated as of March 23, 2007 by and between the Company and The Bank of New York with respect to the 6.625% Senior Notes due 2015 (including the form of such note attached thereto) (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 27, 2007 (the "March 27, 2007 8-K")).*
4.16	— Indenture dated as of March 23, 2007 by and between the Company and The Bank of New York with respect to the 7.125% Senior Notes due 2019 (including the form of such note attached thereto) (filed as Exhibit 4.2 to the March 27, 2007 8-K).*
4.17	— Indenture dated as of April 9, 2009, between the Company and The Bank of New York Mellon, as Trustee (the "April 2009 Indenture") (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on April 9, 2009 (the "April 9, 2009 8-K")).*
4.18	— First Supplemental Indenture to the April 2009 Indenture, dated as of April 9, 2009, between the Company and The Bank of New York Mellon, as Trustee (filed as Exhibit 4.2 to the April 9, 2009 8-K).*
4.19	— Second Supplemental Indenture to the April 2009 Indenture, dated as of October 1, 2009, between the Company and The Bank of New York Mellon, as Trustee (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 1, 2009).*
4.20	— Indenture, dated as of April 12, 2010 (the "April 2010 Indenture"), as amended, between Spinco and The Bank of New York Mellon, as Trustee (filed as Exhibit 4.22 to Spinco's Registration Statement on Form 10 filed on April 20, 2010 (File No. 000-53950) (the "Spinco Form 10")).*
4.21	— First Supplemental Indenture to the April 2010 Indenture, dated as of July 1, 2010, between the Company and The Bank of New York Mellon, as Trustee (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-4 filed on July 2, 2010 (File No. 333-167962)).*
4.22	— Indenture, dated as of January 1, 1994, between Frontier North Inc. (formerly GTE North Incorporated) and Bank of New York Mellon (as successor to The First National Bank of Chicago), as Trustee (the "Frontier North Indenture") (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010).*

Exhibit No.	Description
4.23	—First Supplemental Indenture to the Frontier North Indenture, dated as of May 1, 1996, between Frontier North Inc. (formerly GTE North Incorporated) and Bank of New York Mellon (as successor to The First National Bank of Chicago), as Trustee (filed as Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010).*
4.24	—Form of Debenture under the Frontier North Indenture.
10.1	—Credit Agreement, dated as of March 23, 2010, between the Company, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.8 to the Spinco Form 10).*
10.2	—Credit Agreement, dated as of September 8, 2010, among the Company, the Lenders party thereto, and Deutsche Bank AG, New York Branch, as Administrative Agent and Issuing Bank (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 14, 2010).*
10.3	—Credit Agreement, dated as of October 14, 2011, among the Company, as the Borrower, and CoBank, ACB, as the Administrative Agent, the Lead Arranger and a Lender, and the other Lenders referred to therein (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 17, 2011).*
10.4	—Distribution Agreement, dated as of May 13, 2009, by and among Verizon and Spinco ("Distribution Agreement") (filed as Exhibit 10.1 to the May 15, 2009 8-K).*
10.5	—Amendment No. 1 to Distribution Agreement, dated as of July 24, 2009, by and between Verizon and Spinco (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-4 (No. 333-160789) filed on July 24, 2009).*
10.6	—Amendment No. 2 to Distribution Agreement, dated as of March 23, 2010, by and between Verizon Communications Inc. and Spinco (filed as Exhibit 10.11 to the Spinco Form 10).*
10.7	—Employee Matters Agreement, dated as of May 13, 2009, by and among Verizon, Spinco and the Company (filed as Exhibit 10.2 to the May 15, 2009 8-K).*
10.8	—Tax Sharing Agreement, dated as of May 13, 2009, by and among Verizon, Spinco and the Company (filed as Exhibit 10.3 to the May 15, 2009 8-K).*
10.9	—Agreement Regarding Intellectual Property Matters, dated as of March 23, 2010, among the Company, Spinco and Verizon (filed as Exhibit 10.12 to the Spinco Form 10).*
10.10	—Non-Employee Directors' Deferred Fee Equity Plan, as amended and restated December 29, 2008 (filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 10-K").*
10.11	—Non-Employee Directors' Equity Incentive Plan, as amended and restated December 29, 2008 (filed as Exhibit 10.8 to the 2008 10-K).*
10.12	—Separation Agreement between the Company and Leonard Tow effective July 10, 2004 (filed as Exhibit 10.2.4 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004).*
10.13	—Citizens Executive Deferred Savings Plan dated January 1, 1996 (filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 10-K")).*
10.14	—1996 Equity Incentive Plan, as amended and restated December 29, 2008 (filed as Exhibit 10.11 to the 2008 10-K).*
10.15	—Frontier Bonus Plan (formerly Citizens Incentive Plan) (filed as Appendix A to the Company's Proxy Statement dated April 10, 2007).*

Exhibit No.	Description
10.16	— Amended and Restated 2000 Equity Incentive Plan, as amended and restated December 29, 2008 (filed as Exhibit 10.13 to the 2008 10-K).*
10.17	— 2009 Equity Incentive Plan (filed as Appendix A to the Company's Proxy Statement dated April 6, 2009).*
10.18	— Amended and Restated Employment Agreement, dated as of March 31, 2010, between the Company and Mary Agnes Wilderotter (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 1, 2010).*
10.19	— Offer of Employment Letter, dated December 31, 2004, between the Company and Peter B. Hayes ("Hayes Offer Letter") (filed as Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).*
10.20	— Amendment to Hayes Offer Letter, dated December 24, 2008 (filed as Exhibit 10.17 to the 2008 10-K).*
10.21	— Offer of Employment Letter, dated March 7, 2006, between the Company and Donald R. Shassian ("Shassian Offer Letter") (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006).*
10.22	— Amendment to Shassian Offer Letter, dated December 30, 2008 (filed as Exhibit 10.19 to the 2008 10-K).*
10.23	— Form of Arrangement with Daniel J. McCarthy and Melinda M. White with respect to vesting of restricted stock upon a change-in-control (filed as Exhibit 10.22 to the 2007 10-K).*
10.24	— Offer of Employment Letter, dated January 13, 2006, between the Company and Cecilia K. McKenney ("McKenney Offer Letter") (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008).*
10.25	— Amendment to McKenney Offer Letter, dated December 24, 2008 (filed as Exhibit 10.23 to the 2008 10-K).*
10.26	— Offer of Employment Letter, dated January 20, 2010, between the Company and Kathleen Abernathy (filed as Exhibit 10.35 to the Spinco Form 10).*
10.27	— Offer of Employment Letter, dated March 31, 2011, between the Company and Susana D'Emic (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011). *
10.28	— Form of Restricted Stock Agreement for CEO (filed as Exhibit 10.32 to the 2009 Form 10-K).*
10.29	— Form of Restricted Stock Agreement for named executive officers other than CEO (filed as Exhibit 10.33 to the 2009 Form 10-K).*
10.30	— Summary of Non-Employee Directors' Compensation Arrangements Outside of Formal Plans.
10.31	— Membership Interest Purchase Agreement between the Company and Integra Telecom Holdings, Inc. dated February 6, 2006 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 9, 2006).*
10.32	— Stock Purchase Agreement, dated as of July 3, 2007, between the Company and Country Road Communications LLC (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed on July 9, 2007).*
12.1	— Computation of ratio of earnings to fixed charges (this item is included herein for the sole purpose of incorporation by reference).
21.1	— Subsidiaries of the Registrant.
23.1	— Auditors' Consent.

Exhibit No.	Description
31.1	—Certification of Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (the "1934 Act").
31.2	—Certification of Principal Financial Officer pursuant to Rule 13a-14(a) under the 1934 Act.
32.1	—Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ("SOXA").
32.2	—Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of SOXA.
101.INS	—XBRL Instance Document.
101.SCH	—XBRL Taxonomy Extension Schema Document.
101.PRE	—XBRL Taxonomy Presentation Linkbase Document.
101.CAL	—XBRL Taxonomy Calculation Linkbase Document.
101.LAB	—XBRL Taxonomy Label Linkbase Document.
101.DEF	—XBRL Taxonomy Extension Definition Linkbase Document.

Exhibits 10.10 through 10.30 are management contracts or compensatory plans or arrangements.

* Incorporated by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTIER COMMUNICATIONS CORPORATION
(Registrant)

February 23, 2012

By: /s/ MARY AGNES WILDEROTTER
Mary Agnes Wilderotter
Chairman of the Board,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 23rd day of February 2012.

Signature	Title
/s/ LEROY T. BARNES, JR. (Leroy T. Barnes, Jr.)	Director
/s/ PETER C. B. BYNOE (Peter C. B. Bynoe)	Director
/s/ SUSANA D'EMIC (Susana D'Emic)	Senior Vice President and Controller (Principal Accounting Officer)
/s/ JERI B. FINARD (Jeri B. Finard)	Director
/s/ EDWARD FRAIOLI (Edward Fraioli)	Director
/s/ JAMES KAHAN (James Kahan)	Director
/s/ PAMELA D.A. REEVE (Pamela D.A. Reeve)	Director
/s/ HOWARD L. SCHROTT (Howard L. Schrott)	Director
/s/ LARRAINE D. SEGIL (Larraine D. Segil)	Director
/s/ MARK SHAPIRO (Mark Shapiro)	Director
/s/ DONALD R. SHASSIAN (Donald R. Shassian)	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ MYRON A. WICK III (Myron A. Wick III)	Director
/s/ MARY AGNES WILDEROTTER (Mary Agnes Wilderotter)	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

Index to Consolidated Financial Statements

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders
Frontier Communications Corporation:

The management of Frontier Communications Corporation and subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As a result of the Transaction, we have been integrating certain business processes and systems of the Acquired Business. Accordingly, certain changes have been made and will continue to be made to our internal controls over financial reporting until such time as this integration is complete. Based on our evaluation our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Our independent registered public accounting firm, KPMG LLP, has audited the consolidated financial statements included in this report and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting.

Stamford, Connecticut
February 23, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Frontier Communications Corporation:

We have audited the accompanying consolidated balance sheets of Frontier Communications Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frontier Communications Corporation and subsidiaries as of December 31, 2011 and 2010 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Frontier Communications Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Stamford, Connecticut
February 23, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Frontier Communications Corporation:

We have audited Frontier Communications Corporation's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Frontier Communications Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Frontier Communications Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Frontier Communications Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 23, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Stamford, Connecticut
February 23, 2012

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

Explanatory Note

Effective July 1, 2010, Frontier's scope of operations and balance sheet capitalization changed materially as a result of the completion of the Transaction, as described in Note 3 of the Notes to Consolidated Financial Statements. Historical financial data presented for Frontier is not indicative of the future financial position or operating results for Frontier, and includes the results of operations of the Acquired Business, as defined in Note 3 of the Notes to Consolidated Financial Statements, from the date of acquisition on July 1, 2010.

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2010
($ in thousands)

	2011	2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 326,094	$ 251,263
Accounts receivable, less allowances of $107,048 and $73,571, respectively	616,157	568,308
Prepaid expenses	63,422	100,603
Income taxes and other current assets	264,357	208,245
Total current assets	1,270,030	1,128,419
Restricted cash	144,680	187,489
Property, plant and equipment, net	7,547,523	7,590,614
Goodwill	6,337,719	6,292,194
Other intangibles, net	1,964,505	2,491,195
Other assets	196,311	200,319
Total assets	$17,460,768	$17,890,230
LIABILITIES AND EQUITY		
Current liabilities:		
Long-term debt due within one year	$ 94,016	$ 280,002
Accounts payable	519,548	436,886
Advanced billings	152,784	171,602
Accrued other taxes	64,392	167,857
Accrued interest	169,340	170,228
Other current liabilities	183,136	212,782
Total current liabilities	1,183,216	1,439,357
Deferred income taxes	2,458,018	2,220,677
Pension and other postretirement benefits	918,701	816,588
Other liabilities	225,858	220,251
Long-term debt	8,205,841	7,983,614
Equity:		
Shareholders' equity of Frontier:		
Common stock, $0.25 par value (1,750,000,000 authorized shares, 995,128,000 and 993,855,000 outstanding, respectively, and 1,027,986,000 issued, at December 31, 2011 and 2010)	256,997	256,997
Additional paid-in capital	4,773,383	5,525,471
Retained earnings	226,721	77,107
Accumulated other comprehensive loss, net of tax	(386,963)	(229,549)
Treasury stock	(415,001)	(433,286)
Total shareholders' equity of Frontier	4,455,137	5,196,740
Noncontrolling interest in a partnership	13,997	13,003
Total equity	4,469,134	5,209,743
Total liabilities and equity	$17,460,768	$17,890,230

The accompanying Notes are an integral part of these Consolidated Financial Statements

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

($ in thousands, except for per-share amounts)

	2011	2010	2009
Revenue	$5,243,043	$3,797,675	$2,117,894
Operating expenses:			
Network access expenses	518,682	383,679	225,907
Other operating expenses	2,278,419	1,611,137	781,097
Depreciation and amortization	1,403,175	893,719	476,391
Acquisition and integration costs	143,146	137,142	28,334
Total operating expenses	4,343,422	3,025,677	1,511,729
Operating income	899,621	771,998	606,165
Investment income	2,391	6,848	6,285
Other income (loss), net	9,135	13,690	(41,127)
Interest expense	665,196	521,820	378,214
Income before income taxes	245,951	270,716	193,109
Income tax expense	88,343	114,999	69,928
Net income	157,608	155,717	123,181
Less: Income attributable to the noncontrolling interest in a partnership	7,994	3,044	2,398
Net income attributable to common shareholders of Frontier	$ 149,614	$ 152,673	$ 120,783
Basic and diluted net income per common share attributable to common shareholders of Frontier	$ 0.15	$ 0.23	$ 0.38

The accompanying Notes are an integral part of these Consolidated Financial Statements

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

($ in thousands)

	2011	2010	2009
Net income	$ 157,608	$155,717	$123,181
Other comprehensive (loss) income, net of tax (see Note 14)	(157,414)	15,970	(8,367)
Comprehensive income	194	171,687	114,814
Less: Comprehensive income attributable to the noncontrolling interest in a partnership	(7,994)	(3,044)	(2,398)
Comprehensive (loss) income attributable to the common shareholders of Frontier	$ (7,800)	$168,643	$112,416

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

($ and shares in thousands)

	Frontier Shareholders								
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock		Noncontrolling Interest	Total Equity
	Shares	Amount				Shares	Amount		
Balance December 31, 2008	349,456	$ 87,364	$1,117,936	$ 38,163	$(237,152)	(38,142)	$(487,266)	$10,561	$ 529,606
Stock plans	—	—	(5,359)	—	—	1,014	13,875	—	8,516
Dividends on common stock	—	—	(156,176)	(156,190)	—	—	—	—	(312,366)
Net income	—	—	—	120,783	—	—	—	2,398	123,181
Other comprehensive loss, net of tax	—	—	—	—	(8,367)	—	—	—	(8,367)
Distributions	—	—	—	—	—	—	—	(1,500)	(1,500)
Balance December 31, 2009	349,456	87,364	956,401	2,756	(245,519)	(37,128)	(473,391)	11,459	339,070
Acquisition of the Acquired Business	678,530	169,633	5,048,266	—	—	—	—	—	5,217,899
Stock plans	—	—	(28,129)	—	—	2,997	40,105	—	11,976
Dividends on common stock	—	—	(451,067)	(78,322)	—	—	—	—	(529,389)
Net income	—	—	—	152,673	—	—	—	3,044	155,717
Other comprehensive income, net of tax	—	—	—	—	15,970	—	—	—	15,970
Distributions	—	—	—	—	—	—	—	(1,500)	(1,500)
Balance December 31, 2010	1,027,986	256,997	5,525,471	77,107	(229,549)	(34,131)	(433,286)	13,003	5,209,743
Stock plans	—	—	(5,701)	—	—	1,273	18,285	—	12,584
Dividends on common stock	—	—	(746,387)	—	—	—	—	—	(746,387)
Net income	—	—	—	149,614	—	—	—	7,994	157,608
Other comprehensive income, net of tax	—	—	—	—	(157,414)	—	—	—	(157,414)
Distributions	—	—	—	—	—	—	—	(7,000)	(7,000)
Balance December 31, 2011	1,027,986	$256,997	$4,773,383	$ 226,721	$(386,963)	(32,858)	$(415,001)	$13,997	$4,469,134

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

($ in thousands)

	2011	2010	2009
Cash flows provided by (used in) operating activities:			
Net income	$ 157,608	$ 155,717	$ 123,181
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	1,403,175	893,719	476,391
Stock based compensation expense	14,209	14,473	9,368
Pension/OPEB costs	23,897	40,050	34,196
Loss on extinguishment of debt, net	—	—	45,939
Other non-cash adjustments	(28,036)	10,072	2,080
Deferred income taxes	87,411	85,432	61,217
Change in accounts receivable	(72,600)	(33,146)	21,906
Change in accounts payable and other liabilities	(84,689)	106,433	13,297
Change in prepaid expenses, income taxes and other current assets	71,706	(50,570)	(44,855)
Net cash provided by operating activities	1,572,681	1,222,180	742,720
Cash flows provided from (used by) investing activities:			
Capital expenditures—Business operations	(748,361)	(480,888)	(230,966)
Capital expenditures—Integration activities	(76,478)	(96,991)	(24,999)
Cash transferred from (to) escrow	43,012	(115,000)	—
Cash paid for the Acquired Business (net of cash acquired)	—	(82,560)	—
Other assets purchased and distributions received, net	19,155	1,484	673
Net cash used by investing activities	(762,672)	(773,955)	(255,292)
Cash flows provided from (used by) financing activities:			
Long-term debt borrowings	575,000	—	1,117,476
Financing costs paid	(5,444)	(12,868)	(2,204)
Long-term debt payments	(552,394)	(7,236)	(1,027,408)
Premium paid to retire debt	—	—	(66,868)
Issuance of common stock	—	—	751
Dividends paid	(746,387)	(529,389)	(312,366)
Repayment of customer advances for construction, distributions to noncontrolling interests and other	(5,953)	(6,162)	(1,743)
Net cash used by financing activities	(735,178)	(555,655)	(292,362)
Increase (decrease) in cash and cash equivalents	74,831	(107,430)	195,066
Cash and cash equivalents at January 1,	251,263	358,693	163,627
Cash and cash equivalents at December 31,	$ 326,094	$ 251,263	$ 358,693
Supplemental cash flow information:			
Cash paid during the period for:			
Interest	$ 653,500	$ 511,354	$ 364,167
Income taxes (refunds)	$ (33,072)	$ 19,885	$ 59,735
Non-cash investing and financing activities:			
Financing obligation for contribution of real property to pension plan	$ 58,100	$ —	$ —
Reduction of pension obligation	$ (58,100)	$ —	$ —
Shares issued for the Acquired Business	$ —	$5,217,899	$ —
Assumed debt	$ —	$3,456,782	$ —
Other acquired liabilities	$ —	$ 987,510	$ —
Increase (decrease) in capital expenditures due to changes in accounts payable	$ 1,338	$ (43,978)	$ —

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies:

(a) Description of Business:

Frontier Communications Corporation (Frontier) is a communications company providing services predominantly to rural areas and small and medium-sized towns and cities as an incumbent local exchange carrier, or ILEC. Frontier was incorporated in 1935, originally under the name of Citizens Utilities Company and was known as Citizens Communications Company until July 31, 2008. Frontier and its subsidiaries are referred to as "we," "us," "our" or the "Company" in this report. On July 1, 2010, Frontier completed the Transaction for the acquisition of the Acquired Business, as described further in Note 3—The Transaction.

(b) Basis of Presentation and Use of Estimates:

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain reclassifications of balances previously reported have been made to conform to the current presentation. All significant intercompany balances and transactions have been eliminated in consolidation.

For our financial statements as of and for the periods ended December 31, 2011, we evaluated subsequent events and transactions for potential recognition or disclosure through the date that we filed this annual report on Form 10-K with the Securities and Exchange Commission (SEC).

The preparation of our financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities at the date of the financial statements, (ii) the disclosure of contingent assets and liabilities, and (iii) the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Estimates and judgments are used when accounting for allowance for doubtful accounts, impairment of long-lived assets, intangible assets, depreciation and amortization, income taxes, purchase price allocations, contingencies, and pension and other postretirement benefits, among others.

(c) Cash Equivalents:

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(d) Revenue Recognition:

Revenue is recognized when services are provided or when products are delivered to customers. Revenue that is billed in advance includes: monthly recurring network access services, special access services and monthly recurring local line and unlimited fixed long distance bundle charges. The unearned portion of these fees is initially deferred as a component of other liabilities on our consolidated balance sheet and recognized as revenue over the period that the services are provided. Revenue that is billed in arrears includes: non-recurring network access services, switched access services, non-recurring local services and long-distance services. The earned but unbilled portion of these fees is recognized as revenue in our consolidated statements of operations and accrued in accounts receivable in the period that the services are provided. Excise taxes are recognized as a liability when billed. Installation fees and their related direct and incremental costs are initially deferred and recognized as revenue and expense over the average term of a customer relationship. We recognize as current period expense the portion of installation costs that exceeds installation fee revenue.

As required by law, the Company collects various taxes from its customers and subsequently remits these taxes to governmental authorities. Substantially all of these taxes are recorded through the consolidated balance sheet and presented on a net basis in our consolidated statements of operations. We also collect Universal Service Fund (USF) surcharges from customers (primarily federal USF) that we have recorded on a gross basis in our consolidated statements of operations and included in revenue and other operating expenses of

$104.5 million, $73.8 million and $35.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

(e) Property, Plant and Equipment:

Property, plant and equipment are stated at original cost or fair market value for our acquired properties, including capitalized interest. Maintenance and repairs are charged to operating expenses as incurred. The gross book value of routine property, plant and equipment retired is charged against accumulated depreciation.

(f) Goodwill and Other Intangibles:

Intangibles represent the excess of purchase price over the fair value of identifiable tangible net assets acquired. We undertake studies to determine the fair values of assets and liabilities acquired and allocate purchase prices to assets and liabilities, including property, plant and equipment, goodwill and other identifiable intangibles. We annually (during the fourth quarter) or more frequently, if appropriate, examine the carrying value of our goodwill and trade name to determine whether there are any impairment losses. We test for goodwill impairment at the "operating segment" level, as that term is defined in U.S. GAAP. Effective with the third quarter of 2011, the Company reorganized into six operating segments in order to leverage the full benefits of its local engagement model. The six operating segments consist of the following regions: National, Northeast, Southeast, Central, Midwest and West. Our operating segments are aggregated into one reportable segment. In conjunction with the reorganization of our operating segments effective with the third quarter of 2011, we reassigned goodwill to our reporting units using a relative fair value allocation approach.

The Company amortizes intangible assets with estimated useful lives over those lives and reviews such intangible assets at least annually to assess whether any potential impairment exists and whether factors exist that would necessitate a change in useful life and a different amortization period.

(g) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of:

We review long-lived assets to be held and used and long-lived assets to be disposed of, including customer lists, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the asset to the future undiscounted net cash flows expected to be generated by the asset. Recoverability of assets held for sale is measured by comparing the carrying amount of the assets to their estimated fair market value. If any assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value. Also, we periodically assess the useful lives of our tangible and intangible assets to determine whether any changes are required.

(h) Derivative Instruments and Hedging Activities:

We account for derivative instruments and hedging activities in accordance with U.S. GAAP which requires that all derivative instruments, such as interest rate swaps, be recognized in the financial statements and measured at fair value regardless of the purpose or intent of holding them.

(i) Investments:

Investments in entities that we do not control, but where we have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method of accounting.

(j) Income Taxes and Deferred Income Taxes:

We file a consolidated federal income tax return. We utilize the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recorded for the tax effect of

temporary differences between the financial statement basis and the tax basis of assets and liabilities using tax rates expected to be in effect when the temporary differences are expected to reverse.

(k) Stock Plans:

We have various stock-based compensation plans. Awards under these plans are granted to eligible officers, management employees, non-management employees and non-employee directors. Awards may be made in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units or other stock-based awards. We have no awards with market or performance conditions. Our general policy is to issue shares from treasury upon the grant of restricted shares and the exercise of options.

The compensation cost recognized is based on awards ultimately expected to vest. U.S. GAAP requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

(l) Net Income Per Common Share Attributable to Common Shareholders:

Basic net income per common share is computed using the weighted average number of common shares outstanding during the period being reported on, excluding unvested restricted stock awards. The impact of dividends paid on unvested restricted stock awards have been deducted in the determination of basic and diluted net income attributable to common shareholders of Frontier. Except when the effect would be antidilutive, diluted net income per common share reflects the dilutive effect of the assumed exercise of stock options using the treasury stock method at the beginning of the period being reported on.

(2) Recent Accounting Literature:

Fair Value Measurements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04 (ASU 2011-04), "Fair Value Measurements: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" (Accounting Standards Codification (ASC) Topic 820). ASU 2011-04 changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This new guidance is to be applied prospectively, and is effective for interim and annual periods beginning after December 15, 2011. We do not expect the adoption of ASU 2011-04 to have a material impact on our financial position, results of operations or cash flows.

Presentation of Comprehensive Income

In June 2011, the FASB issued ASU No. 2011-05 (ASU 2011-05), "Comprehensive Income: Presentation of Comprehensive Income," (ASC Topic 220). ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in equity. ASU 2011-05 requires that all non-owner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This new guidance is to be applied retrospectively, and is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB issued ASU No. 2011-12 that defers the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income in ASU 2011-05. We do not expect the adoption of ASU 2011-05 to have a material impact on our financial position, results of operations or cash flows.

Testing Goodwill for Impairment

In September 2011, the FASB issued ASU No. 2011-08 (ASU 2011-08), "Intangibles-Goodwill and Other (ASC Topic 350): Testing Goodwill for Impairment." ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount. After assessing qualitative factors, if an entity determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, no further testing is necessary. If an entity determines that it is more likely than not that the fair value of the reporting unit is less than its carrying value, then the traditional two-step goodwill impairment test must be performed. While ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, early adoption is permitted. The Company performed its annual impairment test during the fourth quarter ending December 31, 2011. The Company adopted ASU 2011-08 during 2011 with no material impact on our financial position, results of operations or cash flows.

(3) The Transaction:

On July 1, 2010, Frontier acquired the defined assets and liabilities of the local exchange business and related landline activities of Verizon Communications Inc. (Verizon) in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin and in portions of California bordering Arizona, Nevada and Oregon (collectively, the Territories), including Internet access and long distance services and broadband video provided to designated customers in the Territories (the Acquired Business). Frontier was considered the acquirer of the Acquired Business for accounting purposes.

We are accounting for our acquisition of approximately 4.0 million access lines from Verizon (the Transaction) using the guidance included in ASC Topic 805. We incurred approximately $143.1 million, $137.1 million and $28.3 million of acquisition and integration related costs in connection with the Transaction during the years ended December 31, 2011, 2010 and 2009, respectively. Such costs are required to be expensed as incurred and are reflected in "Acquisition and integration costs" in our consolidated statements of operations.

The allocation of the purchase price of the Acquired Business is based on the fair value of assets acquired and liabilities assumed as of July 1, 2010, the effective date of the Transaction. Our assessment of fair value was final as of June 30, 2011. In the fourth quarter of 2011, the Company recorded an immaterial non-cash revision to the acquired liability balance for postretirement benefits other than pensions (OPEB) based upon corrected information obtained regarding the treatment of certain plan provisions. The revision resulted in a decrease to the acquired OPEB liability of $125,445, a decrease in goodwill of $78,754 and an increase in net deferred tax liabilities of $46,691.

The final allocation of the purchase price presented below represents the effect of recording the final fair value of assets acquired, liabilities assumed and related deferred income taxes as of the date of the Transaction, based on the total transaction consideration of $5.4 billion. The following allocation of purchase price includes revisions to the preliminary allocation that was reported as of December 31, 2010, primarily for goodwill, deferred taxes, current liabilities and other liabilities.

($ in thousands)		
Total transaction consideration:		$5,411,705
Current assets	$ 454,513	
Property, plant & equipment	4,407,676	
Goodwill	3,695,397	
Other intangibles—primarily customer list	2,532,200	
Other noncurrent assets	75,092	
Current liabilities	(483,118)	
Deferred income taxes	(1,476,813)	
Long-term debt	(3,456,782)	
Other liabilities	(336,460)	
Total net assets acquired	$ 5,411,705	

The fair value of the total consideration issued to acquire the Acquired Business amounted to $5.4 billion and included $5.2 billion for the issuance of Frontier common shares and cash payments of $105.0 million. As a result of the Transaction, Verizon stockholders received 678,530,386 shares of Frontier common stock. Immediately after the closing of the Transaction, Verizon stockholders owned approximately 68.4% of the combined company's outstanding equity, and existing Frontier stockholders owned approximately 31.6% of the combined company's outstanding equity.

The following unaudited pro forma financial information presents the combined results of operations of Frontier and the Acquired Business as if the Transaction had occurred as of January 1, 2009. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the Transaction been completed as of January 1, 2009. In addition, the unaudited pro forma financial information is not indicative of, nor does it purport to project, the future financial position or operating results of Frontier. The unaudited pro forma financial information excludes acquisition and integration costs and does not give effect to any estimated and potential cost savings or other operating efficiencies that could result from the Transaction.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS INFORMATION

($ in millions, except per share amounts)	For the year ended December 31, 2010	2009
Revenue	$5,652	$6,071
Operating income	$1,192	$1,373
Net income attributable to common shareholders of Frontier	$ 324	$ 433
Basic and diluted net income per common share attributable to common shareholders of Frontier	$ 0.33	$ 0.44

(4) Accounts Receivable:

The components of accounts receivable, net at December 31, 2011 and 2010 are as follows:

($ in thousands)	2011	2010
Retail and wholesale	$ 670,842	$588,147
Other	52,363	53,732
Less: Allowance for doubtful accounts	(107,048)	(73,571)
Accounts receivable, net	$ 616,157	$568,308

Retail and wholesale accounts receivable and the allowance for doubtful accounts are presented net of a fair value adjustment of $9,794 and $44,859 at December 31, 2011 and 2010, respectively.

An analysis of the activity in the allowance for doubtful accounts for the years ended December 31, 2011, 2010 and 2009 is as follows:

		Additions			
($ in thousands)	Balance at beginning of Period	Charged to bad debt expense	Charged to other accounts— Revenue	Deductions	Balance at end of Period
2009	$40,125	$33,682	$ (6,181)	$(37,455)	$ 30,171
2010	30,171	55,161	14,873	(26,634)	73,571
2011	73,571	93,721	16,403	(76,647)	107,048

We maintain an allowance for estimated bad debts based on our estimate of our ability to collect accounts receivable. Bad debt expense is recorded as a reduction to revenue.

(5) Property, Plant and Equipment:

The components of property, plant and equipment at December 31, 2011 and 2010 are as follows:

($ in thousands)	Estimated Useful Lives	2011	2010
Land	N/A	$ 128,855	$ 133,366
Buildings and leasehold improvements	41 years	1,050,555	1,131,787
General support	5 to 17 years	914,777	604,524
Central office/electronic circuit equipment	5 to 11 years	4,582,296	4,319,795
Poles	49 years	471,561	436,126
Cable and wire	15 to 30 years	5,727,310	5,447,566
Conduit	60 years	342,868	344,159
Other	20 to 30 years	35,534	29,184
Construction work in progress		384,380	348,773
Property, plant and equipment		13,638,136	12,795,280
Less: Accumulated depreciation		(6,090,613)	(5,204,666)
Property, plant and equipment, net		$ 7,547,523	$ 7,590,614

Depreciation expense is principally based on the composite group method. Depreciation expense was $881.5 million, $599.7 million and $362.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. As a result of an independent study of the estimated remaining useful lives of our Frontier legacy plant assets, we adopted new estimated remaining useful lives for certain plant assets as of October 1, 2010. In addition, we commissioned an independent study to determine the estimated remaining useful lives of plant assets for our Acquired Business. These new lives were adopted effective July 1, 2010. The latest study was completed in the fourth quarter of 2011 and after review and analysis of the results, we adopted new estimated remaining useful lives for certain plant assets as of October 1, 2011.

(6) Goodwill and Other Intangibles:

The components of goodwill by the reporting units in effect at December 31, 2011 are as follows:

($ in thousands)	2011
East	$1,245,414
Southeast	1,113,931
West	1,072,499
Central	1,006,132
National	1,176,139
Midwest	723,604
Total Goodwill	$6,337,719

The components of other intangibles at December 31, 2011 and 2010 are as follows:

($ in thousands)	2011	2010
Other Intangibles:		
Customer base	$2,697,413	$2,702,409
Software licenses	105,019	105,019
Trade name and license	135,285	135,285
Other intangibles	2,937,717	2,942,713
Less: Accumulated amortization	(973,212)	(451,518)
Total other intangibles, net	$1,964,505	$2,491,195

Amortization expense was $521.7 million, $294.1 million and $114.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. Amortization expense for 2011 and 2010 included $465.4 million and $237.8 million, respectively, for intangible assets (primarily customer base) that were acquired in the Transaction based on fair value of $2.5 billion and a useful life of nine years for the residential customer list and 12 years for the business customer list, amortized on an accelerated method. Amortization expense for 2011, 2010 and 2009 included $56.3 million in each year for intangible assets (customer base and trade name) that were acquired in the acquisitions of Commonwealth Telephone Enterprises, Inc. (Commonwealth), Global Valley Networks, Inc. and GVN Services (together GVN). Amortization expense for 2009 also included $57.9 million for amortization associated with certain Frontier legacy properties, which were fully amortized in June 2009. As of December 31, 2011, intangible assets includes a gross amount of $263.5 million that was allocated to the customer base (five year life) and $10.3 million to the trade name (five year life) acquired in the Commonwealth acquisition, and $7.0 million to the customer base (five year life) and $0.3 million to the trade name (five year life) acquired in the Global Valley acquisition. Amortization expense, based on our current estimate of useful lives, is estimated to be approximately $420 million in 2012, $330 million in 2013, $285 million in 2014, $240 million in 2015 and $195 million in 2016.

(7) Long-Term Debt:

The activity in our long-term debt from December 31, 2010 to December 31, 2011 is summarized as follows:

		Year Ended December 31, 2011			Interest Rate* at
($ in thousands)	December 31, 2010	Payments	New Borrowings	December 31, 2011	December 31, 2011
Rural Utilities Service Loan Contracts	$ 11,214	$ (1,017)	$ —	$ 10,197	**6.15%**
Senior Unsecured Debt	8,302,151	(551,377)	575,000	8,325,774	**7.93%**
Industrial Development Revenue Bonds	13,550	—	—	13,550	**6.33%**
TOTAL LONG-TERM DEBT	$8,326,915	$(552,394)	$575,000	$8,349,521	**7.92%**
Less: Debt Discount	(63,299)			(49,664)	
Less: Current Portion	(280,002)			(94,016)	
	$7,983,614			**$8,205,841**	

* Interest rate includes amortization of debt issuance costs and debt premiums or discounts. The interest rates at December 31, 2011 represent a weighted average of multiple issuances.

Additional information regarding our Senior Unsecured Debt at December 31, 2011 and 2010 is as follows:

($ in thousands)	2011 Principal Outstanding	2011 Interest Rate	2010 Principal Outstanding	2010 Interest Rate
Senior Notes:				
Due 5/15/2011	$ —	—	$ 76,089	9.250%
Due 10/24/2011	—	—	200,000	6.270%
Due 12/31/2012	—	—	144,000	1.688% (Variable)
Due 1/15/2013	580,724	6.250%	580,724	6.250%
Due 12/31/2013	—	—	131,288	2.063% (Variable)
Due 5/1/2014	600,000	8.250%	600,000	8.250%
Due 3/15/2015	300,000	6.625%	300,000	6.625%
Due 4/15/2015	500,000	7.875%	500,000	7.875%
Due 10/14/2016	575,000	3.175% (Variable)	—	—
Due 4/15/2017	1,100,000	8.250%	1,100,000	8.250%
Due 10/1/2018	600,000	8.125%	600,000	8.125%
Due 3/15/2019	434,000	7.125%	434,000	7.125%
Due 4/15/2020	1,100,000	8.500%	1,100,000	8.500%
Due 4/15/2022	500,000	8.750%	500,000	8.750%
Due 1/15/2027	345,858	7.875%	345,858	7.875%
Due 2/15/2028	200,000	6.730%	200,000	6.730%
Due 10/15/2029	50,000	8.400%	50,000	8.400%
Due 8/15/2031	945,325	9.000%	945,325	9.000%
	7,830,907		7,807,284	
Debentures:				
Due 11/1/2025	138,000	7.000%	138,000	7.000%
Due 8/15/2026	1,739	6.800%	1,739	6.800%
Due 10/1/2034	628	7.680%	628	7.680%
Due 7/1/2035	125,000	7.450%	125,000	7.450%
Due 10/1/2046	193,500	7.050%	193,500	7.050%
	458,867		458,867	
Subsidiary Senior Notes due 12/1/2012	36,000	8.050%	36,000	8.050%
Total	$8,325,774	7.93%	$8,302,151	8.04%

On October 14, 2011, the Company entered into a credit agreement (the Credit Agreement) with CoBank, ACB, as administrative agent, lead arranger and a lender, and the other lenders party thereto for a $575 million senior unsecured term loan facility with a final maturity of October 14, 2016. Repayment of the outstanding principal balance will be made in quarterly installments in the amount of $14,375,000, commencing on March 31, 2012, with the remaining outstanding principal balance to be repaid on the final maturity date. Borrowings under the Credit Agreement bear interest based on the margins over the Base Rate (as defined in the Credit Agreement) or LIBOR, at the election of the Company. Interest rate margins under the facility (ranging from 0.875% to 2.875% for Base Rate borrowings and 1.875% to 3.875% for LIBOR borrowings) are subject to adjustments based on the Total Leverage Ratio of the Company, as such term is defined in the Credit Agreement. The initial pricing on this facility is LIBOR plus 2.875%, which will vary depending on the leverage ratio, as described above. The maximum permitted leverage ratio is 4.5 times.

The entire facility was drawn upon execution of the Credit Agreement. Proceeds were used to repay in full the remaining outstanding principal on three debt facilities (Frontier's $200 million Rural Telephone Financing Cooperative term loan maturing October 24, 2011, its $143 million CoBank term loan maturing December 31,

2012, and its $130 million CoBank term loan maturing December 31, 2013) and the remaining proceeds will be used for general corporate purposes.

The Credit Agreement contains customary representations and warranties, affirmative and negative covenants, including a restriction on the Company's ability to declare dividends if an event of default has occurred or will result therefrom, a financial covenant that requires compliance with a leverage ratio, and customary events of default. Upon proper notice, the Company may, in whole or in part, repay the facility without premium or penalty, but subject to breakage fees on LIBOR loans, if applicable. Amounts pre-paid may not be re-borrowed.

We have a $750.0 million revolving credit facility. As of December 31, 2011, we had not made any borrowings utilizing this facility. The terms of the credit facility are set forth in the Revolving Credit Agreement, dated as of March 23, 2010, among the Company, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (the Revolving Credit Agreement). Associated facility fees under the credit facility will vary from time to time depending on the Company's credit rating (as defined in the Revolving Credit Agreement) and were 0.625% per annum as of December 31, 2011. The credit facility is scheduled to terminate on January 1, 2014. During the term of the credit facility, the Company may borrow, repay and reborrow funds, and may obtain letters of credit, subject to customary borrowing conditions. Loans under the credit facility will bear interest based on the alternate base rate or the adjusted LIBOR rate (each as determined in the Revolving Credit Agreement), at the Company's election, plus a margin specified in the Revolving Credit Agreement based on the Company's credit rating. Letters of credit issued under the credit facility will also be subject to fees that vary depending on the Company's credit rating. The credit facility will be available for general corporate purposes but may not be used to fund dividend payments.

We also have a $100.0 million unsecured letter of credit facility. The terms of the letter of credit facility are set forth in a Credit Agreement, dated as of September 8, 2010, among the Company, the Lenders party thereto, and Deutsche Bank AG, New York Branch (the Bank), as Administrative Agent and Issuing Bank (the Letter of Credit Agreement). An initial letter of credit for $190.0 million was issued to the West Virginia Public Service Commission to guarantee certain of our capital investment commitments in West Virginia in connection with the Transaction. The initial commitments under the Letter of Credit Agreement expired on September 20, 2011, with the Bank exercising its option to extend $100.0 million of the commitments to September 20, 2012. The Company is required to pay an annual facility fee on the available commitment, regardless of usage. The covenants binding on the Company under the terms of the Letter of Credit Agreement are substantially similar to those in the Company's other credit facilities, including limitations on liens, substantial asset sales and mergers, subject to customary exceptions and thresholds.

On April 12, 2010, in anticipation of the Transaction, the entity then holding the assets of the Acquired Business completed a private offering for $3.2 billion aggregate principal amount of Senior Notes (the Senior Notes). The gross proceeds of the offering, plus $125.5 million (the Transaction Escrow) contributed by Frontier, were deposited into an escrow account. Immediately prior to the Transaction, the proceeds of the notes offering (less the initial purchasers' discount) were released from the escrow account and used to make a special cash payment to Verizon, as contemplated by the Transaction, with amounts in excess of the special cash payment and the initial purchasers' discount received by the Company (approximately $53.0 million). In addition, the $125.5 million Transaction Escrow was returned to the Company.

Upon completion of the Transaction on July 1, 2010, we entered into a supplemental indenture with The Bank of New York Mellon, as Trustee, pursuant to which we assumed the obligations under the Senior Notes. The Senior Notes were recorded at their fair value on the date of acquisition, which was approximately $3.2 billion.

The Senior Notes consist of $500.0 million aggregate principal amount of Senior Notes due 2015 (the 2015 Notes), $1.1 billion aggregate principal amount of Senior Notes due 2017 (the 2017 Notes), $1.1 billion aggregate principal amount of Senior Notes due 2020 (the 2020 Notes) and $500.0 million aggregate principal amount of Senior Notes due 2022 (the 2022 Notes).

The 2015 Notes have an interest rate of 7.875% per annum, the 2017 Notes have an interest rate of 8.25% per annum, the 2020 Notes have an interest rate of 8.50% per annum and the 2022 Notes have an interest rate of 8.75% per annum. The Senior Notes were issued at a price equal to 100% of their face value. In the third quarter of 2010, we completed an exchange offer for the privately placed Senior Notes for registered notes.

Upon completion of the Transaction on July 1, 2010, we also assumed additional debt of $250.0 million, including $200.0 million aggregate principal amount of 6.73% Senior Notes due February 15, 2028 and $50.0 million aggregate principal amount of 8.40% Senior Notes due October 15, 2029.

During 2009, we retired an aggregate principal amount of $1,048.3 million of debt, consisting of $1,047.3 million of senior unsecured debt, as described in more detail below, and $1.0 million of rural utilities service loan contracts.

On October 1, 2009, we completed a registered debt offering of $600.0 million aggregate principal amount of 8.125% senior unsecured notes due 2018. The issue price was 98.441% of the principal amount of the notes, and we received net proceeds of approximately $578.7 million from the offering after deducting underwriting discounts and offering expenses. We used the net proceeds from the offering, together with cash on hand, to finance a cash tender offer for up to $700.0 million to purchase our outstanding 9.250% Senior Notes due 2011 (the 2011 Notes) and our outstanding 6.250% Senior Notes due 2013 (the 2013 Notes), as described below.

On April 9, 2009, we completed a registered offering of $600.0 million aggregate principal amount of 8.25% senior unsecured notes due 2014. The issue price was 91.805% of the principal amount of the notes. We received net proceeds of approximately $538.8 million from the offering after deducting underwriting discounts and offering expenses.

The Company accepted for purchase, in accordance with the terms of the tender offer referred to above, approximately $564.4 million aggregate principal amount of the 2011 Notes and approximately $83.4 million of the 2013 Notes tendered during the tender period, which expired on October 16, 2009. The aggregate consideration for these debt repurchases was $701.6 million, which was financed with the proceeds of the debt offering described above and cash on hand. The repurchases resulted in a loss on the early retirement of debt of $53.7 million, which we recognized and included in Other income (loss), net in our consolidated statement of operations for the year ended December 31, 2009.

In addition to the debt tender offer, we used $388.9 million of the debt offering proceeds in 2009 to repurchase $396.7 million principal amount of debt, consisting of $280.8 million of the 2011 Notes, $54.1 million of our 7.875% Senior Notes due January 15, 2027, $35.9 million of the 2013 Notes, $16.0 million of our 7.125% Senior Notes due March 15, 2019 and $9.9 million of our 6.80% Debentures due August 15, 2026. As a result of these repurchases, a $7.8 million net gain was recognized and included in Other income (loss), net in our consolidated statement of operations for the year ended December 31, 2009.

As of December 31, 2011, we were in compliance with all of our debt and credit facility financial covenants.

Our principal payments for the next five years are as follows as of December 31, 2011:

($ in thousands)	Principal Payments
2012	$ 94,016
2013	$638,767
2014	$658,017
2015	$858,049
2016	$345,466

(8) Investment Income:

The components of investment income for the years ended December 31, 2011, 2010 and 2009 are as follows:

($ in thousands)	2011	2010	2009
Interest and dividend income	$2,184	$3,471	$5,291
Investment gain	1,071	3,010	—
Equity earnings	(864)	367	994
Total investment income	$2,391	$6,848	$6,285

During 2011 and 2010, we recognized gains of $1.1 million and $3.0 million associated with cash received on a previously written-off investment.

(9) Other Income (Loss), Net:

The components of other income (loss), net for the years ended December 31, 2011, 2010 and 2009 are as follows:

($ in thousands)	2011	2010	2009
Gain on expiration/settlement of customer advances, net	$7,605	$ 4,973	$ 2,741
Litigation settlement proceeds	1,495	3,364	2,749
Split-dollar life insurance policy settlement	—	4,454	—
Loss on retirement of debt, net	—	—	(45,939)
Other, net	35	899	(678)
Total other income (loss), net	$9,135	$13,690	$(41,127)

During 2011, 2010 and 2009, we recognized income of $7.6 million, $5.0 million and $2.7 million, respectively, in connection with certain retained liabilities that have terminated, associated with customer advances for construction from our disposed water properties.

During 2011 and 2010, we recognized $1.5 million and $3.4 million, respectively, in settlement proceeds related to litigation arising from businesses that the Company exited several years ago. During 2010, we recognized a gain of $4.5 million on the settlement of a split-dollar life insurance policy.

During the fourth quarter of 2009, we recognized a loss of $53.7 million on the early retirement of debt in connection with a $700.0 million debt tender offer. During 2009, we also recognized a $7.8 million gain as a result of repurchasing $396.7 million principal amount of debt. During 2009, we recorded litigation settlement proceeds of $2.7 million in connection with the Bangor, Maine legal matter.

(10) Capital Stock:

On October 27, 2009, in conjunction with the shareholder vote to approve the Transaction, our stockholders approved an increase in the number of authorized shares of Frontier common stock from 600,000,000 to 1,750,000,000. The Certificate of Amendment to our Restated Certificate of Incorporation effectuating the increase was filed and became effective immediately prior to the effective date of the Transaction. The amount and timing of dividends payable on common stock are, subject to applicable law, within the sole discretion of our Board of Directors.

(11) Stock Plans:

At December 31, 2011, we had five stock-based compensation plans under which grants were made and awards remained outstanding. These plans, which are described below, are the 1996 Equity Incentive Plan (1996 EIP), the Amended and Restated 2000 Equity Incentive Plan (2000 EIP), the Non-Employee Directors' Deferred Fee Equity Plan (Deferred Fee Plan), the Non-Employee Directors' Equity Incentive Plan (Directors'

Equity Plan, and together with the Deferred Fee Plan, the Director Plans) and the 2009 Equity Incentive Plan (2009 EIP, and together with the 2000 EIP, the EIP).

Our general policy is to issue shares from treasury upon the grant of restricted shares and exercise of options. At December 31, 2011, there were 12,540,761 shares authorized for grant under these plans and 7,027,871 shares available for grant under two of the plans. No further awards may be granted under three of the plans: the 1996 EIP, the 2000 EIP or the Deferred Fee Plan.

In connection with the Director Plans, compensation costs associated with the issuance of stock units was ($0.6) million, $1.7 million and $0.7 million in 2011, 2010 and 2009, respectively. Cash compensation associated with the Director Plans was $0.7 million in 2011, $0.5 million in 2010 and $0.6 million in 2009. These costs are recognized in Other operating expenses.

We have granted restricted stock awards to employees in the form of our common stock. The number of shares issued as restricted stock awards during 2011, 2010 and 2009 were 1,734,000, 3,264,000 and 1,119,000, respectively. None of the restricted stock awards may be sold, assigned, pledged or otherwise transferred, voluntarily or involuntarily, by the employees until the restrictions lapse, subject to limited exceptions. The restrictions are time based. At December 31, 2011, 4,847,000 shares of restricted stock were outstanding. Compensation expense, recognized in Other operating expenses, of $14.8 million, $12.8 million and $8.7 million, for the years ended December 31, 2011, 2010 and 2009, respectively, has been recorded in connection with these grants.

1996, 2000 and 2009 Equity Incentive Plans

Since the expiration dates of the 1996 EIP and the 2000 EIP on May 22, 2006 and May 14, 2009, respectively, no awards have been or may be granted under the 1996 EIP and the 2000 EIP. Under the 2009 EIP, awards of our common stock may be granted to eligible officers, management employees and non-management employees in the form of incentive stock options, non-qualified stock options, SARs, restricted stock or other stock-based awards. As discussed under the Non-Employee Directors' Compensation Plans below, prior to May 25, 2006 non-employee directors received an award of stock options under the 2000 EIP upon commencement of service.

At December 31, 2011, there were 10,000,000 shares authorized for grant under the 2009 EIP and 5,265,147 shares available for grant. No awards may be granted more than 10 years after the effective date (May 14, 2009) of the 2009 EIP plan. The exercise price of stock options and SARs under the 2009, 2000 and 1996 EIPs generally are equal to or greater than the fair market value of the underlying common stock on the date of grant. Stock options are not ordinarily exercisable on the date of grant but vest over a period of time (generally four years). Under the terms of the EIPs, subsequent stock dividends and stock splits have the effect of increasing the option shares outstanding, which correspondingly decrease the average exercise price of outstanding options.

The following summary presents information regarding outstanding stock options and changes with regard to options under the EIP:

	Shares Subject to Option	Weighted Average Option Price Per Share	Weighted Average Remaining Life in Years	Aggregate Intrinsic Value
Balance at January 1, 2009	3,713,000	$13.46	2.5	$495,000
Options granted	—	$ —		
Options exercised	(114,000)	$ 6.58		$ 65,000
Options canceled, forfeited or lapsed	(48,000)	$ 9.24		
Balance at December 31, 2009	3,551,000	$13.74	1.5	$ —
Options granted	—	$ —		
Options exercised	—	$ —		
Options canceled, forfeited or lapsed	(2,044,000)	$16.13		
Balance at December 31, 2010	1,507,000	$10.50	1.7	$603,000
Options granted	—	$ —		
Options exercised	(10,000)	$ 8.19		$ 12,000
Options canceled, forfeited or lapsed	(602,000)	$10.86		
Balance at December 31, 2011	895,000	$ 9.94	1.3	$ —

The following table summarizes information about shares subject to options under the EIP at December 31, 2011:

Options Outstanding				Options Exercisable	
Number Outstanding	Range of Exercise Prices	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Number Exercisable	Weighted Average Exercise Price
338,000	$ 8.19-8.19	$ 8.19	0.37	338,000	$ 8.19
438,000	10.44-10.44	$10.44	0.69	438,000	$10.44
119,000	11.90-14.15	$13.10	3.61	119,000	$13.10
895,000	$ 8.19-14.15	$ 9.94	1.31	895,000	$ 9.94

The number of options exercisable at December 31, 2010 and 2009 were 1,507,000 and 3,551,000, with a weighted average exercise price of $10.50 and $13.74, respectively.

Cash received upon the exercise of options during 2011, 2010 and 2009 was $0.1 million, $0 million and $0.8 million, respectively. There were no stock options granted during 2009, 2010 and 2011 under the EIP. There is no remaining unrecognized compensation cost associated with unvested stock options at December 31, 2011.

The following summary presents information regarding unvested restricted stock and changes with regard to restricted stock under the EIP:

	Number of Shares	Weighted Average Grant Date Fair Value	Aggregate Fair Value
Balance at January 1, 2009	1,702,000	$12.52	$14,876,000
Restricted stock granted	1,119,000	$ 8.42	$ 8,738,000
Restricted stock vested	(557,000)	$12.77	$ 4,347,000
Restricted stock forfeited	(71,000)	$11.02	
Balance at December 31, 2009	2,193,000	$10.41	$17,126,000
Restricted stock granted	3,264,000	$ 7.54	$31,760,000
Restricted stock vested	(874,000)	$10.86	$ 8,507,000
Restricted stock forfeited	(143,000)	$ 7.95	
Balance at December 31, 2010	4,440,000	$ 8.29	$43,199,000
Restricted stock granted	1,734,000	$ 9.38	$ 8,930,000
Restricted stock vested	(1,146,000)	$ 9.52	$ 5,899,000
Restricted stock forfeited	(181,000)	$ 7.99	
Balance at December 31, 2011	4,847,000	$ 8.40	$24,962,000

In connection with the completion of the Transaction on July 1, 2010, the Company granted an aggregate of 1,911,000 shares of restricted stock with a total fair value of $14.2 million to its senior management, as a retention and transaction bonus based on contributions that senior management made to achieve key milestones of the Transaction, and to all employees (including senior management) as a Founder's Stock Grant during the third quarter of 2010. The restricted shares granted to senior management vest in three equal annual installments commencing one year after the grant date. The Founder's Stock granted to all employees vest 100% on the third anniversary of the grant date.

For purposes of determining compensation expense, the fair value of each restricted stock grant is estimated based on the average of the high and low market price of a share of our common stock on the date of grant. Total remaining unrecognized compensation cost associated with unvested restricted stock awards at December 31, 2011 was $26.0 million and the weighted average period over which this cost is expected to be recognized is approximately two years.

Non-Employee Directors' Compensation Plans

Prior to October 1, 2010, upon commencement of his or her service on the Board of Directors, each non-employee director received a grant of 10,000 stock options. These options were awarded under the Directors' Equity Plan following the effectiveness of the Directors' Equity Plan on May 25, 2006. Prior thereto, these options were awarded under the 2000 EIP. The exercise price of these options, which became exercisable six months after the grant date, was the fair market value (as defined in the relevant plan) of our common stock on the date of grant. Options granted under the Directors' Equity Plan expire on the earlier of the tenth anniversary of the grant date or the first anniversary of termination of service as a director. Options granted to non-employee directors under the 2000 EIP expire on the tenth anniversary of the grant date.

Prior to October 1, 2010, each non-employee director also received an annual grant of 3,500 stock units. These units were awarded under the Directors' Equity Plan and prior to effectiveness of that plan, were awarded under the Deferred Fee Plan. Since the effectiveness of the Directors' Equity Plan, no further grants have been made under the Deferred Fee Plan. Prior to April 20, 2004, each non-employee director received an award of 5,000 stock options. The exercise price of such options was set at 100% of the fair market value on the date the options were granted. The options were exercisable six months after the grant date and remain exercisable for ten years after the grant date.

In addition, prior to October 1, 2010, each non-employee director was entitled to receive an annual retainer, which he or she had the option of receiving in the form of 5,760 stock units or a cash payment of $40,000. Each non-employee director was also entitled to receive a fee of $2,000 for each in-person meeting of the board of directors or committee of the board attended and $1,000 for each telephonic meeting of the board of directors or committee of the board attended. Additionally, the Lead Director received an annual stipend of $15,000, the chair of the Audit Committee received an annual stipend of $25,000, the chair of the Compensation Committee received an annual stipend of $20,000, the chair of the Nominating and Corporate Governance Committee received an annual stipend of $7,500 and the chair of the Retirement Plan Committee received an annual stipend of $7,500.

Beginning October 1, 2010, we revised our non-employee director compensation program in accordance with best practices. Each non-employee director is now entitled to receive an annual retainer of (1) $75,000 in cash, which he or she may elect to receive in the form of stock units, and (2) $75,000 in the form of stock units. In addition, the Lead Director, the chair of the Audit Committee and the chair of the Compensation Committee each receives an annual stipend of $20,000, the chair of the Nominating and Corporate Governance Committee receives an annual stipend of $10,000 and the chair of the Retirement Plan Committee receives an annual stipend of $7,500. Directors no longer receive meeting fees.

All fees paid to the non-employee directors in 2011 were paid quarterly. Directors are required to irrevocably elect by December 31 of the prior year to receive the cash portion of the retainer and/or stipends in stock units in lieu of cash. Stock units are credited to the director's account in an amount that is determined as follows: the total cash value of the fees payable to the director are divided by 85% of the closing prices of Frontier common stock on the grant date of the units. Units are credited to the director's account quarterly. Directors must also elect to convert the units to either common stock (convertible on a one-to-one basis) or cash upon retirement or death.

Dividends are paid on stock units held by directors at the same rate and at the same time as we pay dividends on shares of our common stock. Dividends on stock units are paid in the form of additional stock units.

The number of shares of common stock authorized for issuance under the Directors' Equity Plan is 2,540,761, which includes 540,761 shares that were available for grant under the Deferred Fee Plan on the effective date of the Directors' Equity Plan. In addition, if and to the extent that any "plan units" outstanding on May 25, 2006 under the Deferred Fee Plan are forfeited or if any option granted under the Deferred Fee Plan terminates, expires, or is cancelled or forfeited, without having been fully exercised, shares of common stock subject to such "plan units" or options cancelled shall become available under the Directors' Equity Plan. At December 31, 2011, there were 1,762,724 shares available for grant. There were 12 directors participating in the Directors' Plans during all or part of 2011. In 2011, the total plan units earned were 197,600. In 2010, the total options granted and plan units earned were 30,000 and 95,695, respectively. In 2009, the total plan units earned were 76,326. Options granted prior to the adoption of the Directors' Equity Plan were granted under the 2000 EIP. At December 31, 2011, 140,616 options were outstanding and exercisable under the Director Plans at a weighted average exercise price of $11.29.

For purposes of determining compensation expense, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model which requires the use of various assumptions including expected life of the option, expected dividend rate, expected volatility, and risk-free interest rate. The expected life (estimated period of time outstanding) of stock options granted was estimated using the historical exercise behavior of employees. The risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant. Expected volatility is based on historical volatility for a period equal to the stock option's expected life, calculated on a monthly basis.

To the extent directors elect to receive the distribution of their stock unit account in cash, they are considered liability-based awards. To the extent directors elect to receive the distribution of their stock unit accounts in common stock, they are considered equity-based awards. Compensation expense for stock units that are considered equity-based awards is based on the market value of our common stock at the date of grant.

Compensation expense for stock units that are considered liability-based awards is based on the market value of our common stock at the end of each period.

(12) Income Taxes:

The following is a reconciliation of the provision for income taxes computed at federal statutory rates to the effective rates for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Consolidated tax provision at federal statutory rate	35.0%	35.0%	35.0%
State income tax provisions, net of federal income tax benefit	2.8	3.2	2.8
Reversal of tax credits	4.4	—	—
Non-deductible transaction costs	—	4.2	—
Tax reserve adjustment	(5.5)	0.4	—
All other, net	(0.8)	(0.3)	(1.6)
Effective tax rate	35.9 %	42.5 %	36.2%

Income taxes for 2011 include the net reversal of a reserve for uncertain tax positions for $8.6 million and the reduction of deferred tax balances based on the application of enacted state tax statutes for $6.8 million, partially offset by the impact of a $10.8 million charge resulting from the enactment on May 25, 2011 of the Michigan Corporate Income Tax that eliminated certain future tax deductions.

During 2010, Frontier reduced certain deferred tax assets of approximately $11.3 million related to Transaction costs which were not tax deductible. These costs were incurred to facilitate the Transaction and as such had to be capitalized for tax purposes. Income taxes for 2010 also include the impact of a $4.1 million charge resulting from health care reform legislation associated with the passage of the Patient Protection and Affordable Care Act and of the Health Care and Education Reconciliation Act of 2010 (the Acts). The health care reform legislation enacted in March 2010 under the Acts eliminated the tax deduction for the subsidy that the Company receives under Medicare Part D for prescription drug costs.

The components of the net deferred income tax liability (asset) at December 31 are as follows:

($ in thousands)	2011	2010
Deferred income tax liabilities:		
Property, plant and equipment basis differences	$1,896,666	$1,448,061
Intangibles	997,455	1,145,760
Other, net	17,584	10,170
	2,911,705	2,603,991
Deferred income tax assets:		
Pension liability	246,714	176,579
Tax operating loss carryforward	294,171	148,338
Employee benefits	154,711	189,558
State tax liability	7,358	13,241
Accrued expenses	27,645	75,407
Allowance for doubtful accounts	42,733	37,511
Other, net	22,313	4,238
	795,645	644,872
Less: Valuation allowance	(108,662)	(115,585)
Net deferred income tax asset	686,983	529,287
Net deferred income tax liability	$2,224,722	$2,074,704
Deferred tax assets and liabilities are reflected in the following captions on the consolidated balance sheet:		
Deferred income taxes	$2,458,018	$2,220,677
Income taxes and other current assets	(233,296)	(145,973)
Net deferred income tax liability	$2,224,722	$2,074,704

Our federal net operating loss carryforward as of December 31, 2011 is estimated as $503 million and our state tax operating loss carryforward as of December 31, 2011 is estimated at $1.9 billion. A portion of our state loss carryforward begins to expire in 2012.

The provision (benefit) for Federal and state income taxes, as well as the taxes charged or credited to shareholders' equity of Frontier, includes amounts both payable currently and deferred for payment in future periods as indicated below:

($ in thousands)	2011	2010	2009
Income taxes charged to the consolidated statement of operations:			
Current:			
Federal	$(13,320)	$ 18,302	$11,618
State	14,252	10,260	(2,630)
Total current	932	28,562	8,988
Deferred:			
Federal	77,750	82,080	49,916
State	9,661	4,357	11,024
Total deferred	87,411	86,437	60,940
Total income taxes charged to the consolidated statement of operations	88,343	114,999	69,928
Income taxes charged (credited) to shareholders' equity of Frontier:			
Current benefit arising from stock options exercised and restricted stock	—	—	881
Deferred income taxes (benefits) arising from the recognition of additional pension/OPEB liability	(97,409)	17,501	(4,353)
Total income taxes charged (credited) to shareholders' equity of Frontier	(97,409)	17,501	(3,472)
Total income taxes	$ (9,066)	$132,500	$66,456

In 2011, we received refunds of approximately $53.9 million generated in part by the 2009 retroactive change in accounting method for repairs and maintenance costs related to tax years 2008 and prior.

U.S. GAAP requires applying a "more likely than not" threshold to the recognition and derecognition of uncertain tax positions either taken or expected to be taken in the Company's income tax returns. The total amount of our gross tax liability for tax positions that may not be sustained under a "more likely than not" threshold amounts to $37.5 million as of December 31, 2011 including interest of $3.6 million. The amount of our uncertain tax positions whose statute of limitations are expected to expire during the next twelve months and which would affect our effective tax rate is $8.4 million as of December 31, 2011.

The Company's policy regarding the classification of interest and penalties is to include these amounts as a component of income tax expense. This treatment of interest and penalties is consistent with prior periods. We have recognized in our consolidated statement of operations for the year ended December 31, 2011, a net reduction in interest in the amount of $2.1 million. We are subject to income tax examinations generally for the years 2008 forward for Federal and 2005 forward for state filing jurisdictions. We also maintain uncertain tax positions in various state jurisdictions.

The following table sets forth the changes in the Company's balance of unrecognized tax benefits for the years ended December 31, 2011 and 2010:

($ in thousands)	2011	2010
Unrecognized tax benefits—beginning of year	$ 49,180	$56,860
Gross decreases—prior year tax positions	—	(5,442)
Gross increases—current year tax positions	8,200	1,216
Gross decreases—expired statute of limitations	(23,452)	(3,454)
Unrecognized tax benefits—end of year	$ 33,928	$49,180

The amounts above exclude $3.6 million and $5.7 million of accrued interest as of December 31, 2011 and 2010, respectively, that we have recorded and would be payable should the Company's tax positions not be sustained.

(13) Net Income Per Common Share:

The reconciliation of the net income per common share calculation for the years ended December 31, 2011, 2010 and 2009 is as follows:

($ and shares in thousands, except per-share amounts)	2011	2010	2009
Net income used for basic and diluted earnings per common share:			
Net income attributable to common shareholders of Frontier	$149,614	$152,673	$120,783
Less: Dividends paid on unvested restricted stock awards	(3,743)	(3,072)	(2,248)
Total basic and diluted net income attributable to common shareholders of Frontier	$145,871	$149,601	$118,535
Basic earnings per common share:			
Total weighted-average shares and unvested restricted stock awards outstanding—basic	994,753	653,248	312,183
Less: Weighted-average unvested restricted stock awards	(4,901)	(3,420)	(2,162)
Total weighted-average shares outstanding—basic	989,852	649,828	310,021
Net income per share attributable to common shareholders of Frontier	$ 0.15	$ 0.23	$ 0.38
Diluted earnings per common share:			
Total weighted-average shares outstanding—basic	989,852	649,828	310,021
Effect of dilutive shares	1,972	1,163	92
Total weighted-average shares outstanding—diluted	991,824	650,991	310,113
Net income per share attributable to common shareholders of Frontier	$ 0.15	$ 0.23	$ 0.38

Stock Options

For the years ended December 31, 2011, 2010 and 2009, options to purchase 895,000 shares (at exercise prices ranging from $8.19 to $14.15), 1,116,000 shares (at exercise prices ranging from $10.44 to $14.15) and 3,551,000 shares (at exercise prices ranging from $8.19 to $18.46), respectively, issuable under employee compensation plans were excluded from the computation of diluted earnings per share (EPS) for those periods because the exercise prices were greater than the average market price of our common stock and, therefore, the effect would be antidilutive. In calculating diluted EPS, we apply the treasury stock method and include future unearned compensation as part of the assumed proceeds.

In addition, for the years ended December 31, 2011, 2010 and 2009, we have deducted the impact of dividends paid on unvested restricted stock awards from net income attributable to common shareholders of Frontier.

Stock Units

At December 31, 2011, 2010 and 2009, we had 557,480, 434,765 and 440,463 stock units, respectively, issued under the Director Plans. These securities have not been included in the diluted income per share of common stock calculation for the years ended December 31, 2010 and 2009, because their inclusion would have an antidilutive effect.

(14) Comprehensive Income:

Comprehensive income consists of net income and other gains and losses affecting shareholders' investment and pension/OPEB liabilities that, under U.S. GAAP, are excluded from net income.

The components of accumulated other comprehensive loss, net of tax at December 31, 2011 and 2010 are as follows:

($ in thousands)	2011	2010
Pension costs	$ 575,163	$ 349,264
Postretirement costs	41,811	13,369
Deferred taxes on pension and OPEB costs	(230,161)	(132,752)
All other	150	(332)
	$ 386,963	$ 229,549

Our other comprehensive income (loss) for the years ended December 31, 2011, 2010 and 2009 is as follows:

($ in thousands)	2011		
	Before-Tax Amount	Tax Expense/ (Benefit)	Net-of-Tax Amount
Net actuarial loss	$(263,732)	$(100,815)	$(162,917)
Amortization of pension and postretirement costs	9,391	3,590	5,801
All other	(482)	(184)	(298)
Other comprehensive (loss)	$(254,823)	$ (97,409)	$(157,414)

	2010		
	Before-Tax Amount	Tax Expense/ (Benefit)	Net-of-Tax Amount
Net actuarial gain	$ 9,123	$ 4,774	$ 4,349
Amortization of pension and postretirement costs	23,955	12,536	11,419
All other	424	222	202
Other comprehensive income	$33,502	$17,532	$15,970

	2009		
	Before-Tax Amount	Tax Expense/ (Benefit)	Net-of-Tax Amount
Net actuarial loss	$(35,759)	$(10,149)	$(25,610)
Amortization of pension and postretirement costs	24,179	6,862	17,317
All other	(74)	—	(74)
Other comprehensive (loss)	$(11,654)	$ (3,287)	$ (8,367)

(15) Segment Information:

We operate in one reportable segment, Frontier. Frontier provides both regulated and unregulated voice, data and video services to residential, business and wholesale customers and is typically the incumbent provider in its service areas.

As permitted by U.S. GAAP, we have utilized the aggregation criteria to combine our operating segments because all of our Frontier properties share similar economic characteristics, in that they provide the same products and services to similar customers using comparable technologies in all of the states in which we operate. The regulatory structure is generally similar. Differences in the regulatory regime of a particular state do not materially impact the economic characteristics or operating results of a particular property. In conjunction with the reorganization of our operating segments effective with the third quarter of 2011, we reassigned goodwill to our reporting units using a relative fair value allocation approach.

(16) Quarterly Financial Data (Unaudited):

($ in thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
2011					
Revenue	$1,346,697	$1,322,255	$1,290,939	$1,283,152	$5,243,043
Operating income	250,593	238,280	180,291	230,457	899,621
Net income attributable to common shareholders of Frontier	54,711	32,261	20,395	42,247	149,614
Basic and diluted net income per common share attributable to common shareholders of Frontier	$ 0.05	$ 0.03	$ 0.02	$ 0.04	$ 0.15
2010					
Revenue	$ 519,849	$ 516,137	$1,402,968	$1,358,721	$3,797,675
Operating income	161,862	136,411	234,045	239,680	771,998
Net income attributable to common shareholders of Frontier	42,565	35,121	28,995	45,992	152,673
Basic and diluted net income per common share attributable to common shareholders of Frontier	$ 0.14	$ 0.11	$ 0.03	$ 0.05	$ 0.23

The quarterly net income per common share amounts are rounded to the nearest cent. Annual net income per common share may vary depending on the effect of such rounding. The change in basic and diluted net income per share during the third quarter and fourth quarter of 2010 was primarily due to the increase in weighted average shares outstanding as a result of the issuance of 678.5 million shares in connection with our acquisition of the Acquired Business.

We recognized $13.2 million ($8.2 million or $0.01 per share after tax), $20.3 million ($12.6 million or $0.01 per share after tax), $67.4 million ($41.6 million or $0.04 per share after tax) and $42.2 million ($26.1 million or $0.03 per share after tax) of acquisition and integration costs during the first, second, third and fourth quarters of 2011, respectively.

We recognized $10.4 million ($6.5 million or $0.02 per share after tax), $37.0 million ($23.1 million or $0.08 per share after tax), $78.5 million ($49.1 million or $0.05 per share after tax), and $11.3 million ($7.0 million or $0.01 per share after tax) of acquisition and integration costs during the first, second, third and fourth quarters of 2010, respectively.

(17) Retirement Plans:

We sponsor a noncontributory defined benefit pension plan covering a significant number of our former and current employees and other postretirement benefit plans that provide medical, dental, life insurance and other benefits for covered retired employees and their beneficiaries and covered dependents. The benefits are based on years of service and final average pay or career average pay. Contributions are made in amounts sufficient to meet ERISA funding requirements while considering tax deductibility. Plan assets are invested in a diversified portfolio of equity and fixed-income securities and alternative investments.

The accounting results for pension and other postretirement benefit costs and obligations are dependent upon various actuarial assumptions applied in the determination of such amounts. These actuarial assumptions include the following: discount rates, expected long-term rate of return on plan assets, future compensation increases, employee turnover, healthcare cost trend rates, expected retirement age, optional form of benefit and

mortality. We review these assumptions for changes annually with our independent actuaries. We consider our discount rate and expected long-term rate of return on plan assets to be our most critical assumptions.

The discount rate is used to value, on a present value basis, our pension and other postretirement benefit obligations as of the balance sheet date. The same rate is also used in the interest cost component of the pension and postretirement benefit cost determination for the following year. The measurement date used in the selection of our discount rate is the balance sheet date. Our discount rate assumption is determined annually with assistance from our independent actuaries based on the pattern of expected future benefit payments and the prevailing rates available on long-term, high quality corporate bonds that approximate the benefit obligation. In making this determination we consider, among other things, the yields on the Citigroup Above-Median Pension Curve, the Towers-Watson Index, the general movement of interest rates and the changes in those rates from one period to the next. This rate can change from year-to-year based on market conditions that affect corporate bond yields. Our discount rate was 4.50% at year-end 2011, 5.25% at year-end 2010 and 5.75% at year-end 2009.

The expected long-term rate of return on plan assets is applied in the determination of periodic pension and postretirement benefit cost as a reduction in the computation of the expense. In developing the expected long-term rate of return assumption, we considered published surveys of expected market returns, 10 and 20 year actual returns of various major indices, and our own historical 5-year, 10-year and 20-year investment returns. The expected long-term rate of return on plan assets is based on an asset allocation assumption of 35% to 55% in fixed income securities, 35% to 55% in equity securities and 5% to 15% in alternative investments. We review our asset allocation at least annually and make changes when considered appropriate. Our pension asset investment allocation decisions are made by the Retirement Investment & Administration Committee (RIAC), a committee comprised of members of management, pursuant to a delegation of authority by the Retirement Plan Committee of the Board of Directors. The RIAC is responsible for reporting its actions to the Retirement Plan Committee. Asset allocation decisions take into account expected market return assumptions of various asset classes as well as expected pension benefit payment streams. When analyzing anticipated benefit payments, management considers both the absolute amount of the payments as well as the timing of such payments. In 2011, 2010 and 2009, our expected long-term rate of return on plan assets was 8.00%. For 2012, we will assume a rate of return of 7.75%. Our pension plan assets are valued at fair value as of the measurement date. The measurement date used to determine pension and other postretirement benefit measures for the pension plan and the postretirement benefit plan is December 31.

Pension Benefits

The following tables set forth the pension plan's projected benefit obligations and fair values of plan assets as of December 31, 2011 and 2010 and the components of total periodic benefit cost for the years ended December 31, 2011, 2010 and 2009:

($ in thousands)	2011	2010
Change in projected benefit obligation (PBO)		
PBO at beginning of year	$1,644,657	$ 890,576
PBO for plans of Acquired Business at contracted discount rate	—	581,256
Actuarial adjustment to PBO for plans of Acquired Business[(1)]	—	64,098
Service cost	38,879	21,169
Interest cost	84,228	67,735
Actuarial loss/(gain)	160,390	87,024
Benefits paid	(128,841)	(67,270)
Special termination benefits	—	69
PBO at end of year	$1,799,313	$1,644,657
Change in plan assets		
Fair value of plan assets at beginning of year	$1,290,274	$ 608,625
Fair value of plan assets for Acquired Business as of acquisition date	—	581,256
Actual return on plan assets	19,883	154,554
Employer contributions	76,674	13,109
Benefits paid	(128,841)	(67,270)
Fair value of plan assets at end of year	$1,257,990	$1,290,274
Funded status	$ (541,323)	$ (354,383)
Amounts recognized in the consolidated balance sheet		
Pension and other postretirement benefits	$ (541,323)	$ (354,383)
Accumulated other comprehensive loss	$ 575,163	$ 349,264

(1) Represents the difference between the contracted discount rate agreed upon in the Transaction and the discount rate used by Frontier to value the liability on July 1, 2010 for financial reporting purposes.

In connection with the completion of the Transaction on July 1, 2010, certain employees were transferred from various Verizon pension plans into 12 pension plans that were then merged with the Frontier Communications Pension Plan (the Plan) effective August 31, 2010. Assets of $438.8 million were transferred into the Plan during the second half of 2010 and assets of $106.9 million (including $18.9 million in earnings on the assets) were transferred into the Plan in August 2011. The Plan has a receivable of $51.6 million as of December 31, 2011, that will be settled by the transfer of assets in 2012.

($ in thousands)	Expected 2012	2011	2010	2009
Components of total periodic benefit cost				
Service cost		$ 38,879	$ 21,169	$ 6,098
Interest cost on projected benefit obligation		84,228	67,735	52,127
Expected return on plan assets		(100,558)	(69,831)	(44,712)
Amortization of prior service cost/(credit)	$ (199)	(199)	(199)	(255)
Amortization of unrecognized loss	31,147	15,364	27,393	27,144
Net periodic benefit cost		37,714	46,267	40,402
Special termination charge		—	69	1,567
Total periodic benefit cost		$ 37,714	$ 46,336	$ 41,969

We capitalized $10.2 million, $8.3 million and $7.5 million of pension and OPEB expense into the cost of our capital expenditures during the years ended December 31, 2011, 2010 and 2009, respectively, as the costs relate to our engineering and plant construction activities.

Based on current assumptions and plan asset values, we estimate that our 2012 pension and other postretirement benefit expenses will be approximately $75 million to $85 million before amounts capitalized into the cost of capital expenditures.

The plan's weighted average asset allocations at December 31, 2011 and 2010 by asset category are as follows:

	2011	2010
Asset category:		
Equity securities	45%	50%
Debt securities	40%	39%
Alternative investments	14%	10%
Cash and other	1%	1%
Total	100%	100%

The plan's expected benefit payments over the next 10 years are as follows:

($ in thousands) Year	Amount
2012	$ 103,863
2013	110,058
2014	116,938
2015	125,617
2016	129,057
2017-2021	687,871
Total	$1,273,404

We made contributions to our pension plan of approximately $76.7 million in 2011, consisting of cash payments of $18.6 million and, as described below, the contribution of real property with a fair value of $58.1 million.

On September 8, 2011, the Company contributed four administrative properties to its qualified defined benefit pension plan. None of the buildings were under state regulation that required individual PUC approval. The pension plan obtained independent appraisals of the properties and, based on these appraisals, the pension plan recorded the contributions at their fair value of $58.1 million. The Company has entered into leases for the contributed properties for 15 years at a combined aggregate annual rent of approximately $5.8 million. The properties are managed on behalf of the pension plan by an independent fiduciary, and the terms of the leases were negotiated with the fiduciary on an arm's-length basis.

The contribution and leaseback of the properties was treated as a financing transaction and, accordingly, the Company will continue to depreciate the carrying value of the properties in its financial statements and no gain or loss was recognized. An obligation of $58.1 million was recorded in our consolidated balance sheet as "Other liabilities" for $57.5 million and as "Other current liabilities" for $0.6 million and will be reduced as lease payments are made to the pension plan.

We made cash contributions of $13.1 million to the Plan during 2010. No contributions were made to the Plan during 2009. We expect that we will make a cash contribution to the Plan of approximately $60 million in 2012.

The accumulated benefit obligation for the Plan was $1,673.4 million and $1,372.6 million at December 31, 2011 and 2010, respectively.

Assumptions used in the computation of annual pension costs and valuation of the year-end obligations were as follows:

	2011	2010	2009
Discount rate—used at year end to value obligation	4.50%	5.25%	5.75%
Discount rate—used to compute annual cost	5.25%	5.75%	6.50%
Expected long-term rate of return on plan assets	8.00%	8.00%	8.00%
Rate of increase in compensation levels	2.50%	3.00%	3.00%

Postretirement Benefits Other Than Pensions—"OPEB"

The following tables set forth the OPEB plan's benefit obligations, fair values of plan assets and the postretirement benefit liability recognized on our consolidated balance sheets at December 31, 2011 and 2010 and the components of net periodic postretirement benefit costs for the years ended December 31, 2011, 2010 and 2009.

($ in thousands)	2011	2010
Change in benefit obligation		
Benefit obligation at beginning of year	$ 478,576	$ 189,290
Benefit obligation for Acquired Business	—	285,451
Revision to the benefit obligation for Acquired Business	(125,445)	—
Service cost	8,958	7,956
Interest cost	17,722	17,883
Plan participants' contributions	4,389	3,976
Actuarial loss	22,564	16,670
Benefits paid	(15,168)	(14,719)
Plan change	—	(27,931)
Benefit obligation at end of year	$ 391,596	$ 478,576
Change in plan assets		
Fair value of plan assets at beginning of year	$ 6,240	$ 8,028
Actual return on plan assets	219	600
Plan participants' contributions	4,389	3,976
Employer contribution	9,421	8,355
Benefits paid	(15,168)	(14,719)
Fair value of plan assets at end of year	$ 5,101	$ 6,240
Funded status	$(386,495)	$(472,336)
Amounts recognized in the consolidated balance sheet		
Current liabilities	$ (9,117)	$ (10,131)
Pension and other postretirement benefits	$(377,378)	$(462,205)
Accumulated other comprehensive loss	$ 41,811	$ 13,369

($ in thousands)	Expected 2012	2011	2010	2009
Components of net periodic postretirement benefit cost				
Service cost		$ 8,958	$ 7,956	$ 361
Interest cost on projected benefit obligation		17,722	17,883	11,017
Expected return on plan assets		(324)	(436)	(439)
Amortization of prior service cost/(credit)	$(10,010)	(10,198)	(8,157)	(7,751)
Amortization of unrecognized loss	7,642	4,424	4,917	5,041
Net periodic postretirement benefit cost		$ 20,582	$22,163	$ 8,229

Assumptions used in the computation of annual OPEB costs and valuation of the year-end OPEB obligations were as follows:

	2011	2010	2009
Discount rate—used at year end to value obligation	4.50%-4.75%	5.25%	5.75%
Discount rate—used to compute annual cost	5.25%	5.75%	6.50%
Expected long-term rate of return on plan assets	6.00%-3.00%	6.00%	6.00%

The OPEB plan's expected benefit payments over the next 10 years are as follows:

($ in thousands)

Year	Gross Benefits	Medicare Part D Subsidy	Total
2012	$ 13,211	$ 372	$ 12,839
2013	14,575	446	14,129
2014	15,955	537	15,418
2015	17,630	635	16,995
2016	19,412	737	18,675
2017-2021	122,665	6,051	116,614
Total	$203,448	$8,778	$194,670

For purposes of measuring year-end benefit obligations, we used, depending on medical plan coverage for different retiree groups, an 8.0% annual rate of increase in the per-capita cost of covered medical benefits, gradually decreasing to 5% in the year 2017 and remaining at that level thereafter. The effect of a 1% increase in the assumed medical cost trend rates for each future year on the aggregate of the service and interest cost components of the total postretirement benefit cost would be $1.0 million and the effect on the accumulated postretirement benefit obligation for health benefits would be $17.6 million. The effect of a 1% decrease in the assumed medical cost trend rates for each future year on the aggregate of the service and interest cost components of the total postretirement benefit cost would be $(0.9) million and the effect on the accumulated postretirement benefit obligation for health benefits would be $(15.8) million.

In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) became law. The Act introduced a prescription drug benefit under Medicare. It includes a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare Part D benefit. The amount of the federal subsidy is based on 28% of an individual beneficiary's annual eligible prescription drug costs ranging between $250 and $5,000. We have determined that the Company-sponsored postretirement healthcare plans that provide prescription drug benefits are actuarially equivalent to the Medicare Prescription Drug benefit. The impact of the federal subsidy has been incorporated into the calculation.

The amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost at December 31, 2011 and 2010 are as follows:

	Pension Plan		OPEB	
($ in thousands)	2011	2010	2011	2010
Net actuarial loss	$574,998	$349,298	$ 82,841	$ 64,598
Prior service cost/(credit)	165	(34)	(41,030)	(51,229)
Total	$575,163	$349,264	$ 41,811	$ 13,369

The amounts recognized as a component of accumulated comprehensive income for the years ended December 31, 2011 and 2010 are as follows:

($ in thousands)	Pension Plan 2011	Pension Plan 2010	OPEB 2011	OPEB 2010
Accumulated other comprehensive income at beginning of year	$349,264	$374,157	$13,369	$ 21,554
Net actuarial gain (loss) recognized during year	(15,364)	(27,393)	(4,424)	(4,919)
Prior service (cost)/credit recognized during year	199	199	10,198	8,158
Net actuarial loss (gain) occurring during year	241,064	2,301	22,668	16,506
Prior service cost (credit) occurring during year	—	—	—	(27,930)
Net amount recognized in comprehensive income for the year	225,899	(24,893)	28,442	(8,185)
Accumulated other comprehensive income at end of year	$575,163	$349,264	$41,811	$ 13,369

401(k) Savings Plans

We sponsor employee retirement savings plans under section 401(k) of the Internal Revenue Code. The plans cover substantially all full-time employees. Under certain plans, we provide matching contributions. Employer contributions were $22.2 million, $14.9 million and $4.4 million for 2011, 2010 and 2009, respectively. The amounts for 2011 and 2010 include employer contributions of $15.9 million and $10.6 million for certain former employees of the Acquired Business under three separate plans.

(18) Fair Value of Financial Instruments:

Fair value is defined under U.S. GAAP as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value under U.S. GAAP must maximize the use of observable inputs and minimize the use of unobservable inputs. In addition, U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The following tables represent the Company's pension plan assets measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	Fair Value Measurements at December 31, 2011			
($ in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and Cash Equivalents	$ 34,087	$ —	$ 34,087	$ —
U.S. Government Obligations	120,802	—	120,802	—
Corporate and Other Obligations	323,075	—	323,075	—
Common Stock	251,776	251,776	—	—
Commingled Funds	99,063	—	61,869	37,194
Common/Collective Trust Funds	8,606	—	8,606	—
Interest in Registered Investment Companies	253,752	83,667	170,085	—
Interest in Limited Partnerships	104,033	—	—	104,033
Insurance Contracts	805	—	805	—
Other	141	—	141	—
Total investments, at fair value	$1,196,140	$335,443	$719,470	$141,227
Receivable for Plan Assets of Acquired Business	51,634			
Receivable for Earnings on Plan Assets of Acquired Business	8,869			
Interest and Dividends Receivable	2,835			
Due from Broker for Securities Sold	30,085			
Receivable Associated with Insurance Contract	7,727			
Due to Broker for Securities Purchased	(39,300)			
Total Plan Assets, at Fair Value	$1,257,990			

($ in thousands)	Fair Value Measurements at December 31, 2010			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and Cash Equivalents	$ 46,637	$ —	$ 46,637	$ —
U.S. Government Obligations	144,390	—	144,390	—
Corporate and Other Obligations	262,390	—	262,390	—
Common Stock	226,369	226,369	—	—
Commingled Funds	107,200	—	69,822	37,378
Common/Collective Trust Funds	38,092	—	38,092	—
Interest in Registered Investment Companies	268,694	103,472	165,222	—
Interest in Limited Partnerships	42,635	—	—	42,635
Insurance Contracts	900	—	900	—
Other	(494)	—	(494)	—
Total investments, at fair value	$1,136,813	$329,841	$726,959	$80,013
Receivable for Plan Assets of Acquired Business	142,472			
Receivable for Earnings on Plan Assets of Acquired Business	24,453			
Interest and Dividends Receivable	2,669			
Due from Broker for Securities Sold	16,780			
Receivable Associated with Insurance Contract	7,400			
Due to Broker for Securities Purchased	(40,313)			
Total Plan Assets, at Fair Value	$1,290,274			

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2011 and 2010:

($ in thousands)	For the year ended December 31, 2011	
	Interest in Limited Partnerships	Commingled Funds
Balance, beginning of year	$ 42,635	$37,378
Realized gains/(losses)	1,598	12
Unrealized gains/(losses)	305	(196)
Purchases and (sales), net	59,495	—
Balance, end of year	$104,033	$37,194

($ in thousands)	For the year ended December 31, 2010	
	Interest in Limited Partnerships	Commingled Funds
Balance, beginning of year	$29,727	$13,922
Realized gains/(losses)	(246)	—
Unrealized gains	1,531	2,456
Purchases and (sales), net	11,623	21,000
Balance, end of year	$42,635	$37,378

The following table provides further information regarding the redemption of the Plan's Level 3 investments as of December 31, 2011:

($ in thousands)	Fair Value	Redemption Frequency	Redemption Notice Period	Liquidation Period
Commingled Funds				
JPM Multi-Strat II C-A Ser 11-07 (a)	$ 37,194	Quarterly	65 Days	NA
Interest in Limited Partnerships				
Morgan Stanley Institutional Cayman Fund LP (b)	30,954	Quarterly	60 Days	NA
MS IFHF SVP LP Cayman (b)	5,904	Through liquidation of underlying investments	None	2 years
MS IFHF SVP LP Alpha (b)	3,204	Through liquidation of underlying investments	None	2 years
RII World Timberfund, LLC (c)	5,851	Through liquidation of underlying investments	None	10 years
100 Comm Drive, LLC (d)	6,505	Through liquidation of underlying investments	None	NA
100 CTE Drive, LLC (d)	4,805	Through liquidation of underlying investments	None	NA
6430 Oakbrook Parkway LLC (d)	21,005	Through liquidation of underlying investments	None	NA
8001 West Jefferson, LLC (d)	25,805	Through liquidation of underlying investments	None	NA
Total Interest in Limited Partnerships	$104,033			

(a) The fund's investment objective is to generate long-term capital appreciation with relatively low volatility and a low correlation with traditional equity and fixed-income markets. The fund seeks to accomplish this objective by allocating its assets primarily among a select group of experienced portfolio managers that invest in a variety of markets, either through the medium of investment funds or through discretionary managed accounts.

(b) The partnership investment objective is to seek capital appreciation principally through investing in investment funds managed by third party investment managers who employ a variety of alternative investment strategies.

(c) The partnership's objective is to realize substantial long-term capital appreciation by investing in timberland properties primarily in South America, New Zealand and Australia.

(d) The partnership invests in commercial real estate properties that are leased to the Company. The leases are triple net, whereby the Company is responsible for all expenses, including but not limited to, insurance, repairs and maintenance and payment of property taxes.

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, "Improving Disclosures about Fair Value Measurements." ASU No. 2010-06 requires entities to prepare new disclosures surrounding amounts and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements, as well as inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3, and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of activity in Level 3 fair value measurements. These new and revised disclosures are required to be implemented for fiscal years beginning after December 15, 2010. The adoption of the disclosure requirements of ASU No. 2010-06 did not have a material impact on our financial position, results of operations or cash flows.

There have been no reclassifications of investments between Level 1, 2 or 3 assets during the years ended December 31, 2011 or 2010.

The fair value of our OPEB plan assets, which are all measured using Level 1 inputs, was $5.1 million and $6.2 million as of December 31, 2011 and 2010, respectively.

The following table summarizes the carrying amounts and estimated fair values for certain of our financial instruments at December 31, 2011 and 2010. For the other financial instruments, representing cash, accounts receivables, long-term debt due within one year, accounts payable and other accrued liabilities, the carrying amounts approximate fair value due to the relatively short maturities of those instruments. Other equity method investments, for which market values are not readily available, are carried at cost, which approximates fair value.

	2011		2010	
($ in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$8,205,841	$7,958,873	$7,983,614	$8,376,515

The fair value of our long-term debt is estimated based upon quoted market prices at the reporting date for those financial instruments.

(19) Commitments and Contingencies:

We anticipate total capital expenditures for business operations of approximately $725 million to $775 million for 2012 related to our Frontier legacy properties and the Acquired Business. Although we from time to time make short-term purchasing commitments to vendors with respect to these expenditures, we generally do not enter into firm, written contracts for such activities.

In connection with the Transaction, the Company undertook activities to plan and implement systems conversions and other initiatives necessary to effectuate the closing (Phase 1). The Company continues to engage in activities to enable the Company to implement its "go to market" strategy in its new markets and to complete the conversions of all the remaining systems into one platform (Phase 2). In the fourth quarter of 2011, the Company converted the systems in four states of the Acquired Business to our legacy systems. In addition, the Company converted all of the remaining Acquired Business onto the Company's legacy financial, human resources and engineering systems. The Company incurred $143.1 million of operating expenses for integration costs and $76.5 million in capital expenditures related to integration activities during 2011. The Company currently expects to incur operating expenses and capital expenditures of approximately $80 million and $40 million, respectively, in 2012 related to these Phase 2 initiatives.

In addition, the Federal Communications Commission (FCC) and certain state regulatory commissions, in connection with granting their approvals of the Transaction, specified certain capital expenditure and operating requirements for the acquired Territories for specified periods of time post-closing. These requirements focus primarily on certain capital investment commitments to expand broadband availability to at least 85% of the households throughout the acquired Territories with minimum speeds of 3 megabits per second (Mbps) by the end of 2013 and 4 Mbps by the end of 2015. To satisfy all or part of certain capital investment commitments to three state regulatory commissions, we placed an aggregate amount of $115.0 million in cash into escrow accounts and obtained a letter of credit for $190.0 million in 2010. Another $72.4 million of cash in an escrow account (with a cash balance of $62.9 million and an associated liability of $14.3 million as of December 31, 2011 that is reflected in Other liabilities) was acquired in connection with the Transaction to be used for service quality initiatives in the state of West Virginia. As of December 31, 2011, the Company had a restricted cash balance in these escrow accounts in the aggregate amount of $144.7 million. As of December 31, 2011, $43.0 million had been released from escrow. As of December 31, 2011, the letter of credit had been reduced to $100.0 million. The aggregate amount of these escrow accounts and the letter of credit has decreased and will continue to decrease over time as Frontier makes the required capital expenditures in the respective states.

We are party to various legal proceedings arising in the normal course of our business covering a wide range of matters or types of claims including, but not limited to, general contract, rights of access, tax, consumer protection, trademark and patent infringement, employment, regulatory and tort. Litigation is subject to uncertainty and the outcome of individual matters is not predictable. However, we believe that the ultimate

resolution of all such matters, after considering insurance coverage or other indemnities to which Frontier is entitled, will not have a material adverse effect on our financial position, results of operations, or our cash flows.

We conduct certain of our operations in leased premises and also lease certain equipment and other assets pursuant to operating leases. The lease arrangements have terms ranging from 1 to 99 years and several contain rent escalation clauses providing for increases in monthly rent at specific intervals. When rent escalation clauses exist, we record annual rental expense based on the total expected rent payments on a straight-line basis over the lease term. Certain leases also have renewal options. Renewal options that are reasonably assured are included in determining the lease term. Future minimum rental commitments for all long-term noncancelable operating leases as of December 31, 2011 are as follows:

($ in thousands)	Operating Leases
Year ending December 31:	
2012	$ 66,000
2013	18,156
2014	15,861
2015	6,726
2016	4,325
Thereafter	17,434
Total minimum lease payments	$128,502

Total rental expense included in our consolidated statements of operations for the years ended December 31, 2011, 2010 and 2009 was $70.2 million, $48.5 million and $25.9 million, respectively.

We are a party to contracts with several unrelated long distance carriers. The contracts provide fees based on traffic they carry for us subject to minimum monthly fees.

At December 31, 2011, the estimated future payments for obligations under our noncancelable long distance contracts and service agreements are as follows:

($ in thousands) Year	Amount
2012	$27,488
2013	24,739
2014	603
2015	603
2016	259
Thereafter	—
Total	$53,692

We sold all of our utility businesses as of April 1, 2004. However, we have retained a potential payment obligation associated with our previous electric utility activities in the State of Vermont. The Vermont Joint Owners (VJO), a consortium of 14 Vermont utilities, including us, entered into a purchase power agreement with Hydro-Quebec in 1987. The agreement contains "step-up" provisions that state that if any VJO member defaults on its purchase obligation under the contract to purchase power from Hydro-Quebec, then the other VJO participants will assume responsibility for the defaulting party's share on a pro-rata basis. Our pro-rata share of the purchase power obligation is 10%. If any member of the VJO defaults on its obligations under the Hydro-Quebec agreement, then the remaining members of the VJO, including us, may be required to pay for a substantially larger share of the VJO's total purchase power obligation for the remainder of the agreement (which runs through 2015). U.S. GAAP rules require that we disclose "the maximum potential amount of future payments (undiscounted) the guarantor could be required to make under the guarantee." U.S. GAAP rules also state that we must make such disclosure "...even if the likelihood of the guarantor's having to make any payments under the guarantee is remote..." As noted above, our obligation only arises as a result of default by

another VJO member, such as upon bankruptcy. Therefore, to satisfy the "maximum potential amount" disclosure requirement we must assume that all members of the VJO simultaneously default, an unlikely scenario given that all VJO members are regulated utility providers with regulated cost recovery. Despite the remote chance that such an event could occur, or that the State of Vermont could or would allow such an event, assuming that all the members of the VJO defaulted on January 1, 2012 and remained in default for the duration of the contract (another 4 years), we estimate that our undiscounted purchase obligation for 2012 through 2015 would be approximately $316.1 million. In such a scenario, the Company would then own the power and could seek to recover its costs. We would do this by seeking to recover our costs from the defaulting members and/or reselling the power to other utility providers or the northeast power grid. There is an active market for the sale of power. We could potentially lose money if we were unable to sell the power at cost. We caution that we cannot predict with any degree of certainty any potential outcome.

At December 31, 2011, we have outstanding performance letters of credit as follows:

($ in thousands)	
Public Service Commission of West Virginia	$100,000
CNA	43,409
State of New York	1,042
Other	705
Total	$145,156

CNA serves as our agent with respect to general liability claims (auto, workers compensation and other insured perils of the Company). As our agent, they administer all claims and make payments for claims on our behalf. We reimburse CNA for such services upon presentation of their invoice. To serve as our agent and make payments on our behalf, CNA requires that we establish a letter of credit in their favor. CNA could potentially draw against this letter of credit if we failed to reimburse CNA in accordance with the terms of our agreement. The value of the letter of credit is reviewed annually and adjusted based on claims history.

None of the above letters of credit restrict our cash balances.

CORPORATE HEADQUARTERS

Three High Ridge Park
Stamford, CT 06905-1390
Tel: 203-614-5600

STOCKHOLDER INQUIRIES

Investor material is available on Frontier's website at www.frontier.com. Copies of the company's 2011 Form 10-K report filed with the U.S. Securities and Exchange Commission and other information about the company may be obtained by telephoning 1-866-491-5249, faxing to 203-614-4602, or e-mailing ir@ftr.com.

STOCK TRANSFER AGENT

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
Tel: (877) 770-0496 or (781) 575-2382

AUDITORS

KPMG LLP
3001 Summer Street
Stamford, CT 06905

EXCHANGE LISTING

The common stock is listed on the NASDAQ Global Select Market and trades under the symbol "FTR."

OUR MISSION

Be the leader in providing
communications services to residential
and business customers in our markets

OUR VALUES

Put the customer first
Treat one another with respect
Keep our commitments; Be accountable
Be ethical in all of our dealings
Be innovative; Take the initiative
Be team players
Be active in our communities
Do it right the first time; Continuously improve
Use resources wisely
Use Frontier products and services
Have a positive attitude

Frontier Communications Corporation
Three High Ridge Park
Stamford, CT 06905-1390
203-614-5600